As confidentially submitted to the U.S. Securities and Exchange Commission on September 11, 2026.
This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission, and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

NeoCryo Inc

(Exact name of registrant as specified in its charter)

Cayman Islands	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

366 Madison Ave., 9th Floor

New York, NY 10017
(212) 829-8937
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Roy Jiang

c/o NeoCryo Inc

366 Madison Ave., 9th Floor

New York, NY 10017
(212) 829-8937
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Co-Registrant:

SINGAUTO Inc.
(Exact name of co-registrant as specified in its charter)

Cayman Islands	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16 Collyer Quay

Collyer Quay Centre #06-02

Singapore 049318
+65 6970 7107
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[●]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407 4000	Jane K. P. Tam Loeb & Loeb LLP 901 New York Avenue Washington, D.C. 20001 Tel: (202) 618-5000	Arila E. Zhou Ze’-ev D. Eiger Robinson & Cole LLP 666 Third Avenue, 20th Floor New York, NY 10017 Tel: (212) 451-2900

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant and co-registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant and co-registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION DATED SEPTEMBER 11, 2026

PROXY STATEMENT/PROSPECTUS

NeoCryo Inc	SINGAUTO Inc.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
BLUEPORT ACQUISITION LTD

PROSPECTUS FOR UP TO [●] ORDINARY SHARES

AND [●] RIGHTS TO RECEIVE [●] ORDINARY SHARES OF
NEOCRYO INC

Proxy Statement/Prospectus dated [●], 2026
and first mailed to shareholders on or about [●], 2026.

The board of directors of Blueport Acquisition Ltd, a Cayman Islands exempted company (“BPAC” or “Parent”), has unanimously approved the agreement and plan of merger, dated as of May 1, 2026 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BPAC, NeoCryo Inc, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (the “Purchaser”), NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (“Merger Sub”), and SINGAUTO Inc., a Cayman Islands exempted company (“SINGAUTO” or the “Company”). Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, the Merger Agreement provides for a business combination between BPAC and SINGAUTO, which will be effected in two steps as follows: (i) BPAC will merge with and into the Purchaser (the “Reincorporation Merger”), with the Purchaser surviving the Reincorporation Merger as a public company (“PubCo”); and (ii) at least one business day after the consummation of the Reincorporation Merger, Merger Sub, which will become a wholly-owned subsidiary of PubCo as a consequence of the Reincorporation Merger, will merge with and into SINGAUTO, with SINGAUTO continuing as the surviving company in the merger and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”). The aggregate consideration to be paid to existing shareholders of SINGAUTO is $1,200,000,000, consisting of 120,000,000 newly issued PubCo ordinary shares, valued at $10.00 per share.

Pursuant to the terms of the Merger Agreement, upon the closing of the Business Combination, BPAC shareholders will receive the consideration specified below. At the Meeting (as defined below), BPAC shareholders will be asked to consider and vote upon the following proposals:

1.	as a special resolution, approval of the Reincorporation Merger and the Reincorporation Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex A-2 (the “Reincorporation Plan of Merger”), which we refer to as the “Reincorporation Merger Proposal” or “Proposal No. 1;”

2.	as an ordinary resolution, approval of the Merger Agreement and the transactions contemplated thereby, including the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex A-1, which we refer to as the “Business Combination Proposal” or “Proposal No. 2;”

3.	as an ordinary resolution, approval of the issuance of more than 20% of the issued and outstanding ordinary shares in connection with the terms of the Merger Agreement, which will result in a change of control, in compliance with Nasdaq Listing Rule 5635(a), (b) and (d), which we refer to as the “Nasdaq Proposal” or “Proposal No. 3;”

4.	as an ordinary resolution, approval of certain governance provisions in the Amended PubCo Articles (as defined below), a copy of which is attached to this proxy statement/prospectus as Annex B, which we refer to as the “Advisory Governance Proposals” or “Proposal No. 4;”

5.	as an ordinary resolution, approval of the NeoCryo Inc Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, in connection with the Business Combination, which we refer to as the “Equity Incentive Plan Proposal” or “Proposal No. 5;” and

6.	approval to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, which we refer to as the “Adjournment Proposal” or “Proposal No. 6” and, together with the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals and the Equity Incentive Plan Proposal, collectively, the “Proposals.”

If the BPAC shareholders approve the Reincorporation Merger Proposal and the Business Combination Proposal, at the effective time of the Reincorporation Merger, (A) all outstanding Units of BPAC (each consisting of (i) one BPAC Class A ordinary share and (ii) one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination) will separate into their individual components of BPAC Class A ordinary shares and BPAC Rights, and will cease separate existence and trading, and (B) BPAC Class B ordinary shares will automatically convert into BPAC Class A ordinary shares, and the current equity holdings of the BPAC shareholders shall be exchanged as follows:

●	Each BPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and any Dissenting Shares (as defined herein)) will automatically be cancelled and cease to exist and will be converted automatically into one validly issued PubCo ordinary share, which, unless explicitly stated herein, shall be fully paid; and

●	Each BPAC Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be converted into a right to receive one-sixth (1/6) of one PubCo ordinary share (each a “PubCo Right”) and will cease separate existence and trading; and upon the consummation of the Business Combination, without any further action on the part of the holder thereof, each PubCo Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be cancelled and automatically converted into one-sixth (1/6) of one PubCo ordinary share; provided, however, that each holder entitled to receive a fraction of a PubCo ordinary share shall receive, in lieu of such fractional share, one PubCo ordinary share rounding down to the nearest whole PubCo ordinary share.

Each BPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger that is held by a shareholder who has validly exercised dissenters’ rights in respect of the Reincorporation Merger pursuant to section 238 of the Cayman Islands Companies Act and who has not effectively withdrawn or lost such dissenters’ rights under the Cayman Islands Companies Act (such shares, the “Dissenting Shares”) will not be converted into the right to receive PubCo ordinary shares in the Reincorporation Merger, but instead will entitle the holder thereof only to receive the payment determined in accordance with section 238 of the Cayman Islands Companies Act with respect to such Dissenting Shares.

It is anticipated that, upon consummation of the Business Combination, BPAC’s public shareholders would retain an ownership interest of approximately 5.2% of the Combined Company, the Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 1.3% in the Combined Company and the SINGAUTO shareholders would own approximately 93.5% of the outstanding ordinary shares of the Combined Company. These relative percentages assume that none of BPAC’s existing public shareholders exercise their redemption rights, as discussed herein. If any of BPAC’s existing public shareholders exercise their redemption rights, the anticipated percentage ownership of BPAC’s existing shareholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

BPAC’s Units, Class A ordinary shares and public rights are listed on The Nasdaq Capital Market under the symbols “BPACU,” “BPAC” and “BPACR,” respectively. PubCo intends to apply for listing of its ordinary shares on Nasdaq under the proposed symbol “NYO” in connection with the Business Combination. BPAC cannot assure you that the PubCo ordinary shares will be approved for listing on Nasdaq.

Proposals to approve the Reincorporation Merger and the Reincorporation Plan of Merger, the Merger Agreement and the transactions contemplated thereby, including the Business Combination, and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of BPAC shareholders scheduled to be held on            , 2026 at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://            (the “Meeting”).

Set forth below is a summary of the terms and amount of the compensation received or to be received by BPAC Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by PubCo to BPAC Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	Sponsor paid $25,000, or approximately $0.017 per share for its BPAC Class B ordinary shares purchased in connection with BPAC’s formation. The Sponsor also paid $1,972,500, or approximately $10.00 per unit for its Private Placement Units purchased in connection with the IPO. The Sponsor currently holds 197,250 Private Placement Units and 1,437,500 shares of BPAC Class B ordinary shares. At Closing, Sponsor will hold a total of 1,667,625 PubCo ordinary shares, consisting of (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

At Closing, pursuant to the Merger Agreement, SINGAUTO will use cash from the trust account to pay BPAC transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of BPAC to Sponsor or its affiliates to the extent that such loans are not converted into the Private Placement Units of BPAC in connection with the Business Combination. BPAC currently estimates that the total amount payable for BPAC transaction expenses and any outstanding loans or other obligations of BPAC to Sponsor and its affiliates is approximately $[●] million.

Any working capital loans to finance transaction costs in connection with an intended initial business combination will either be repaid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. The units would be identical to the Private Placement Units.

BPAC has agreed to reimburse the Sponsor and its affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of June 30, 2026, there were no out-of-pocket unpaid reimbursable expenses for which the Sponsor and its affiliates are awaiting reimbursement.

On May 13, 2026, the Sponsor agreed to loan BPAC up to an aggregate amount of $190,000 to be used, in part, for transaction costs incurred in connection with the business combination (the “Convertible Note”). The Convertible Note is unsecured, interest-free; the principal may be drawn down from time to time upon a written request from BPAC to the Sponsor. The Convertible Note is payable no later than the date on which BPAC terminates or consummates an initial business combination with a target business. The Sponsor has the right, but not the obligation, to convert the outstanding unpaid obligations, in whole or in part, into private placement units at a price of $10.00 per unit, each consisting of one BPAC Class A ordinary share and one right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the completion of the initial business combination.

On November 11, 2025, BPAC entered into an administration service agreement with the Sponsor for a term of 15 months, pursuant to which BPAC agreed to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. As of June 30, 2026, BPAC has incurred and accrued administrative service fees totaling $76,667.

Investing in PubCo securities involves a high degree of risk. We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 19.

As used in this proxy statement/prospectus, “BPAC,” “Parent,” “we,” “us,” or “our” refers to Blueport Acquisition Ltd, and its subsidiaries, “PubCo” or “Purchaser” refers to NeoCryo Inc, the “Combined Company” refers to the combined company after the Business Combination, and “SINGAUTO” or “SingAuto” refers to SINGAUTO Inc. and its subsidiaries.

As of June 30, 2026, there was approximately $58.8 million in BPAC’s trust account (the “Trust Account”). On [●], 2026, the last sale price of BPAC Class A ordinary shares on Nasdaq was $[●] per share.

Other than the Convertible Note, BPAC has not engaged in any material financing transactions since its initial public offering. No additional material financing transactions are expected to occur in connection with the consummation of the Business Combination.

Pursuant to BPAC’s memorandum and articles of association, conditionally adopted by a special resolution passed on August 15, 2025 and effective immediately prior to the listing of the securities of BPAC on Nasdaq on November 12, 2025 (the “Existing Charter”), BPAC is providing its public shareholders with the opportunity to redeem all or a portion of their BPAC Class A ordinary shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in BPAC’s Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding BPAC Class A ordinary shares that were sold as part of the BPAC Units in BPAC’s initial public offering (“IPO”), subject to the limitations described therein. BPAC estimates that the per-share price at which public shares may be redeemed from cash held in the Trust Account will be approximately $[●] at the time of the Meeting. BPAC’s public shareholders may elect to redeem their shares even if they vote against the Reincorporation Merger or do not vote at all. BPAC has no specified maximum redemption threshold under BPAC’s Existing Charter, except that BPAC will only consummate an initial business combination if its net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of such business combination. Holders of outstanding BPAC Rights do not have redemption rights in connection with the Business Combination.

BPAC is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournments or postponements of the Meeting. Pursuant to the letter agreement dated November 11, 2025 (the “Letter Agreement”), the Initial Shareholders, who as of the Record Date owned 197,250 Private Placement Units and 1,437,500 BPAC Class B ordinary shares, or approximately 22.1% of the outstanding BPAC ordinary shares, have agreed to vote all their shares in favor of the Reincorporation Merger Proposal and the Business Combination Proposal, which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal.

Each shareholder’s vote is very important. Whether or not you plan to participate in the Meeting, please submit your proxy card without delay. Shareholders may revoke proxies at any time before they are voted at the Meeting. Voting by proxy will not prevent a shareholder from voting at the Meeting if such shareholder subsequently chooses to participate in the Meeting.

In connection with the Business Combination, BPAC’s board obtained a fairness opinion from Revere Securities LLC dated May 1, 2026. For more information, see “The Business Combination Proposal - Basis for the BPAC Board’s Recommendation - Fairness Opinion.”

After careful consideration, BPAC’s board of directors has approved the Business Combination and determined that the Proposals are advisable and fair to and in the best interests of BPAC and its shareholders and unanimously recommends that BPAC shareholders vote “FOR” approval of each of the Proposals.    When you consider BPAC’s board of directors’ recommendation of these Proposals, you should keep in mind that BPAC’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See the sections titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination,” “Compensation Received by Sponsor and its Affiliates,” and “BPAC’s Directors and Executive Officers — Conflicts of Interest” for additional information. The Sponsor will receive PubCo ordinary shares in connection with the Business Combination. These securities issuances are expected to result in material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the Business Combination. For more details on the interests of the Sponsor and BPAC’s officers and directors, see the sections entitled “Risk Factors — Risks Related to the Business Combination — BPAC’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of PubCo ordinary shares as consideration in the Business Combination. Having a minority share position may reduce the influence that BPAC’s current shareholders have on the management of PubCo.” and “Your ownership percentage in PubCo will be less than the ownership percentage you currently hold in BPAC.”

Although PubCo is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Business Combination, PubCo will become subject to the reporting requirements of the Exchange Act. PubCo intends to apply for listing of its ordinary shares on Nasdaq under the proposed symbol “NYO” to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the PubCo ordinary shares are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that PubCo’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page 19 for more information.

PubCo will be an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

PubCo will also be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the “short-swing” profit recovery provisions under Section 16 of the Exchange Act, although the executive officers and directors of PubCo will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. The principal shareholders of PubCo who are neither its officers nor directors, however, will remain exempt from Section 16(a) reporting requirements. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The accompanying proxy statement/prospectus provides BPAC shareholders with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of BPAC shareholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 19 of the accompanying proxy statement/prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about BPAC that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by BPAC with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

[PROXY SOLICITOR]

Toll Free:
Collect:
Email:

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than [●], 2026. Please be sure to include your complete name and address in your request. Please see “Where You Can Find More Information” to find out where you can find more information about BPAC and SINGAUTO. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither BPAC nor SINGAUTO has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by PubCo and SINGAUTO, constitutes a prospectus of PubCo and SINGAUTO under Section 5 of the Securities Act with respect to the PubCo ordinary shares to be issued to BPAC and SINGAUTO shareholders in connection with the Business Combination. This document also constitutes a proxy statement of BPAC under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the extraordinary general meeting of BPAC shareholders to consider and vote upon the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “SINGAUTO” or “SingAuto” refer to SINGAUTO Inc. All references in this proxy statement/prospectus to “BPAC” refer to Blueport Acquisition Ltd.

References to “U.S. Dollars” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In particular, in certain cases, percentage changes are based on a comparison of the actual values recorded in the relevant financial statements and not rounded values shown in this proxy statement/prospectus.

BLUEPORT ACQUISITION LTD

366 Madison Ave., 9th Floor
New York, NY 10017

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
BLUEPORT ACQUISITION LTD
TO BE HELD ON [●], 2026

To Blueport Acquisition Ltd Shareholders:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary meeting of the shareholders of Blueport Acquisition Ltd (“BPAC,” “we,” “our” or “us”), which will be held at [●] [a.m./p.m.], Eastern Time, on [●], 2026 (the “Meeting”) at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://[●]. We encourage shareholders to attend the Meeting virtually.

During the Meeting, BPAC’s shareholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

●	To approve, as a special resolution, the Reincorporation Merger and the Reincorporation Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex A-2. This Proposal is referred to as the “Reincorporation Merger Proposal” or “Proposal No. 1.”

●	To approve, as an ordinary resolution, the Merger Agreement and the transactions contemplated thereby, including the Business Combination, pursuant to the Merger Agreement, dated as of May 1, 2026 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BPAC, NeoCryo Inc, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (the “Purchaser”), NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (“Merger Sub”), and SINGAUTO Inc., a Cayman Islands exempted company (“SINGAUTO” or the “Company”). This Proposal is referred to as the “Business Combination Proposal” or “Proposal No. 2.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A-1.

●	To approve, as an ordinary resolution, for purposes of complying with Nasdaq Listing Rule 5635 (a), (b) and (d), the issuance of more than 20% of the issued and outstanding ordinary shares and the resulting change in control in connection with the Business Combination. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

●	To approve, as an ordinary resolution, certain governance provisions in the Amended PubCo Articles, which we refer to as the “Advisory Governance Proposals” or “Proposal No. 4.” A copy of the Amended PubCo Articles is attached to this proxy statement/prospectus as Annex B.

●	To approve, as an ordinary resolution, the NeoCryo Inc Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, in connection with the Business Combination, which we refer to as the “Equity Incentive Plan Proposal” or “Proposal No. 5.” and

●	To approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event BPAC does not receive the requisite shareholder vote to approve the Proposals. This Proposal is referred to as the “Adjournment Proposal” or “Proposal No. 6.”

The Business Combination Proposal is conditioned upon the approval of Proposal No. 1 and Proposal No. 3. Proposals No. 1 and 3 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that any of the Reincorporation Merger Proposal, Business Combination Proposal, or Nasdaq Proposal is not approved, BPAC will not consummate the Business Combination. If BPAC is unable to complete a business combination by February 13, 2027, BPAC will be required to dissolve and liquidate, unless an extension has been approved by shareholders as allowed under our amended and restated memorandum and articles of association.

Approval of the Reincorporation Merger Proposal will require the affirmative vote of two-thirds of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment thereof. Approval of the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment thereof.

As of [●], 2026, there were 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary shares issued and outstanding and entitled to vote. Only holders of BPAC ordinary shares of record as of the close of business on [●], 2026 are entitled to vote at the Meeting or any adjournment of the Meeting. This proxy statement/prospectus is first being mailed to BPAC shareholders on or about [●], 2026.

Investing in the Combined Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in the Combined Company’s securities.

As used in this proxy statement/prospectus, “BPAC,” “Parent,” “we,” “us,” or “our” refers to Blueport Acquisition Ltd and its subsidiaries, “PubCo” or “Purchaser” refers to NeoCryo Inc, the “Combined Company” refers to the combined company after the Business Combination, and “SINGAUTO” or “SingAuto” refers to SINGAUTO Inc. and its subsidiaries.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the Internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your BPAC ordinary shares online if you subsequently choose to participate in the Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only shareholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to [PROXY SOLICITOR], [ADDRESS], Attention: [_______], Telephone: [_______], that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

BPAC’s board of directors unanimously recommends that BPAC shareholders vote “FOR” approval of each of the Proposals.    When you consider BPAC’s board of directors’ recommendation of these Proposals, you should keep in mind that BPAC’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See the sections titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination,” “Compensation Received by Sponsor and its Affiliates,” and “BPAC’s Directors and Executive Officers — Conflicts of Interest.”

On behalf of BPAC’s board of directors, we thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors,

William Rosenstadt
Chairman and Chief Executive Officer
Blueport Acquisition Ltd
[●], 2026

i

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus, the terms, “BPAC,” “Parent,” “we,” “us” or “our” refer to Blueport Acquisition Ltd, a Cayman Islands exempted company. Further, in this document:

“Amended PubCo Articles”	means PubCo’s Amended and Restated Memorandum and Articles of Association which will be adopted by PubCo immediately prior to the consummation of the Business Combination and become effective as of the consummation of the Business Combination.

“BPAC Board”	means the board of directors of BPAC.

“BPAC Class A ordinary shares”	means the Class A ordinary shares, par value $0.0001 each, of Blueport Acquisition Ltd

“BPAC Class B ordinary shares”	means the Class B ordinary shares, par value $0.0001 each, of Blueport Acquisition Ltd

“BPAC ordinary shares”	means the BPAC Class A ordinary shares and BPAC Class B ordinary shares, collectively.

“BPAC Rights”	means the public rights and the private placement rights of BPAC, collectively.

“Business Combination”	means the Reincorporation Merger together with the Acquisition Merger, as contemplated by the Merger Agreement.

“Cayman Islands Companies Act”	means the Companies Act (as revised) of the Cayman Islands.

“Closing”	means the closing of the Business Combination.

“Closing Date”	means the date on which the Closing occurs.

“Code”	means the Internal Revenue Code of 1986, as amended.

“Combination Period”	means the period of time to consummate an initial business combination by BPAC, which is initially by or before February 13, 2027, unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter.

“Effective Time”	means the time at which the Acquisition Merger becomes effective.

“Equity Incentive Plan”	means the NeoCryo Inc Equity Incentive Plan.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Charter”	means BPAC’s Memorandum and Articles of Association, conditionally adopted by a special resolution passed on August 15, 2025 and effective immediately prior to the listing of the securities of BPAC on Nasdaq on November 12, 2025.

“founder shares”	means the Class B ordinary shares of BPAC issued to the Sponsor prior to the IPO for an aggregate purchase price of $25,000.

“GAAP”	means accounting principles generally accepted in the United States of America.

“Initial Shareholders”	means the Sponsor and other holders of the founder shares (if any).

“IRS”	means the United States Internal Revenue Service.

“Merger Agreement”	means that certain Merger Agreement, dated as of May 1, 2026, and as may be amended, supplemented or otherwise modified from time to time, by and among BPAC, PubCo, Merger Sub and SINGAUTO.

“Merger Sub”	means NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC that will become a wholly-owned subsidiary of PubCo as a consequence of the Reincorporation Merger.

“Nasdaq”	means The Nasdaq Stock Market LLC.

“private placement rights”	mean the rights included in the Private Placement Units of BPAC issued to the Sponsor in a private placement simultaneously with the closing of the IPO.

“Private Placement Units”	mean the units of BPAC issued to the Sponsor in a private placement simultaneously with the closing of the IPO.

“public rights”	mean the rights included in the Units of BPAC sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

“public shareholders”	means holders of public shares.

“public shares”	means the BPAC Class A ordinary shares included in the Units of BPAC sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

“PubCo” or “Purchaser”	means NeoCryo Inc, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC.

“PubCo ordinary shares”	means the ordinary shares, par value $0.0001 each, of NeoCryo Inc.

“PubCo Right”	means a right to receive one-sixth (1/6) of one PubCo ordinary share.

“Reincorporation Plan of Merger”	means the plan of merger in connection with the Reincorporation Merger.

“S1” or “S1 vehicle”	means SINGAUTO’s S1 refrigerated commercial electric vehicle.

“SEC”	means the U.S. Securities and Exchange Commission.

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“SINGAUTO,” “SingAuto” or “SingAuto Cayman”	means SINGAUTO Inc., a Cayman Islands exempted company.

“SingAuto BVI”	means SingAuto KY Limited, a British Virgin Islands company wholly owned by SINGAUTO.

“SingAuto Singapore”	means SingAuto Pte. Ltd., a Singapore company wholly owned by SingAuto BVI.

“SingAuto UAE”	means SingAuto Manufacturing L.L.C-S.P.C., a company incorporated in the United Arab Emirates wholly owned by SingAuto BVI.

“Sponsor”	means Blueport Acquisition Corporation, a Nevada corporation.

“UAE”	means the United Arab Emirates.

“Units”	means the units of BPAC sold in the IPO, each unit consisting of one BPAC Class A ordinary share and one right to receive one-sixth (1/6th) of one BPAC Class A ordinary share upon the consummation of an initial business combination.

“V1” or “V1 vehicle”	means SINGAUTO’s V1 refrigerated intelligent commercial electric van.

SINGAUTO’s reporting currency is U.S. dollars, abbreviated as US$. This proxy statement/prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the relevant exchange rates are listed below. The Singapore Dollar, abbreviated as SGD, is the functional currency of SINGAUTO’s subsidiary in Singapore, and the United Arab Emirates Dirham, abbreviated as AED, is the functional currency of SINGAUTO’s subsidiary in the UAE. SINGAUTO presents the exchange rates below because its consolidated financial statements are reported in U.S. dollars, while certain subsidiary financial information is translated from SGD and AED into U.S. dollars. We make no representation that any Singapore dollar, United Arab Emirates Dirham, or U.S. dollar amounts referred to in this proxy statement/prospectus could have been or could be converted into U.S. dollars, Singapore dollars or United Arab Emirates Dirham, as the case may be, at any particular rate, or at all.

	March 31, 2026	March 31, 2025
Year-end spot rate
SGD	1.2901	1.3445
AED	3.6725	3.6697

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025
Average rate
SGD	1.2876	1.3380
AED	3.6725	3.6717

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of BPAC and/or SINGAUTO and may include statements for the period following the consummation of the Business Combination that involve substantial risks and uncertainties. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SINGAUTO” and “Information about SINGAUTO.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or the negative of these terms or other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of BPAC and SINGAUTO, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by BPAC and the following:

●	expectations regarding SINGAUTO’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and ability to invest in growth initiatives and pursue acquisition opportunities;

●	risks related to SINGAUTO’s technology, intellectual property and data privacy practices;

●	risks related to SINGAUTO’s reliance on third parties;

●	risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industries in which SINGAUTO operates;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against BPAC or SINGAUTO following announcement of the Merger Agreement and the transactions contemplated therein;

●	the inability to complete the Business Combination due to, among other things, the failure to obtain BPAC or SINGAUTO shareholders’ approval;

●	the risk that the announcement and consummation of the proposed Business Combination disrupts SINGAUTO’s current plans;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	unexpected costs related to the proposed Business Combination;

●	the amount of any redemptions requests made by existing holders of BPAC Class A ordinary shares being greater than expected;

●	limited liquidity and trading of BPAC’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that BPAC and/or SINGAUTO may be adversely affected by other economic, business, and/or competitive factors;

●	operational risks;

●	the risks that pandemics or other infectious diseases, and local, state, and federal responses to addressing the pandemic and any other infectious diseases, may have an adverse effect on the business operations of BPAC and SINGAUTO, as well as their respective financial condition and results of operations;

●	potential litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on SINGAUTO’s resources; and

●	the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of BPAC and SINGAUTO prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to BPAC, SINGAUTO or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, BPAC and SINGAUTO undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

v

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of BPAC, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	What is the purpose of this document?

A:	BPAC, PubCo, Merger Sub and SINGAUTO have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A-1, and is incorporated into this proxy statement/prospectus by reference. The board of directors of BPAC is soliciting your proxy to vote for the Business Combination and other Proposals at the Meeting because you owned BPAC ordinary shares at the close of business on [●], 2026, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote.

Q:	What is being voted on?

A:	Below are the Proposals that the BPAC shareholders are being asked to vote on:

●	Proposal No. 1 — The Reincorporation Merger Proposal to approve the Reincorporation Merger and the Reincorporation Plan of Merger, the form of which is attached to this proxy statement/prospectus as Annex A-2;

●	Proposal No. 2 — The Business Combination Proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex A-1;

●	Proposal No. 3 — The Nasdaq Proposal to approve the issuance of more than 20% of the issued and outstanding ordinary shares in connection with the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a), (b) and (d);

●	Proposal No. 4 — The Advisory Governance Proposals to approve the replacement of BPAC’s Existing Charter with the Amended PubCo Articles, a copy of which is attached to this proxy statement/prospectus as Annex B;

●	Proposal No. 5 — The Equity Incentive Plan Proposal to approve the NeoCryo Inc Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D, in connection with the Business Combination; and

●	Proposal No. 6 — The Adjournment Proposal to approve the adjournment of the Meeting.

Q:	What vote is required to approve the Proposals?

A:	Proposal No. 1 — The Reincorporation Merger Proposal requires the affirmative vote of two-thirds of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 1.

Proposal No. 2 — The Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 2.

Proposal No. 3 — The Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 3.

Proposal No. 4 —  The Advisory Governance Proposals require the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 4.

Proposal No. 5 — The Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 5.

Proposal No. 6 — The Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting. Abstentions and broker-non votes have no effect on the vote for Proposal No. 6.

Q:	Are any of the Proposals conditioned on one another?

A:	The Business Combination Proposal is conditioned upon the approval of Proposal No. 1 and Proposal No. 3. Proposals No. 1 and 3 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that any of the Reincorporation Merger Proposal, Business Combination Proposal, or Nasdaq Proposal is not approved, BPAC will not consummate the Business Combination. The Adjournment Proposal, the Equity Incentive Plan Proposal and the Advisory Governance Proposals are not conditioned upon the approval of any other Proposal. If BPAC does not consummate the Business Combination and fails to complete an initial business combination during the Combination Period, BPAC will be required to dissolve and liquidate.

Q:	What will happen in the Business Combination?

A:	At the closing of the Reincorporation Merger, BPAC will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity. At least one business day after the consummation of the Reincorporation Merger, at the closing of the Acquisition Merger, Merger Sub will be merged with and into SINGAUTO, with SINGAUTO surviving such merger as the surviving entity. Upon consummation of the Business Combination, SINGAUTO will become a wholly-owned subsidiary of PubCo. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of public shares will be used to pay certain fees and expenses in connection with the Business Combination and repayment of working capital loans, if any, and any remainder will be for working capital and general corporate purposes of PubCo. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A-1.

Q:	What is the consideration being paid to SINGAUTO shareholders?

A:	The aggregate consideration to be paid to existing shareholders of SINGAUTO is $1,200,000,000, consisting of 120,000,000 newly issued PubCo ordinary shares, valued at $10.00 per share. A number equal to 10% of PubCo’s outstanding shares immediately after the Closing will be reserved and authorized for issuance under the Equity Incentive Plan. At the closing of the Business Combination, each SINGAUTO ordinary share then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo ordinary shares pursuant to the terms of the Merger Agreement.

Q:	Did the BPAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:	Yes. Although BPAC’s Existing Charter does not require BPAC to seek a third-party valuation or fairness opinion in connection with a business combination unless the target is affiliated with the Sponsor or any of its directors or officers, BPAC retained Revere Securities LLC, a valuation services firm (“Revere”), to provide to the BPAC Board with an opinion, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, (i) the merger consideration to be paid by BPAC is fair, from a financial point of view, to BPAC’s public shareholders and (ii) SINGAUTO has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by BPAC in the Trust Account for the benefit of BPAC’s public shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). See “The Business Combination Proposal — Basis for the BPAC Board’s Recommendation — Fairness Opinion,” and the fairness opinion of Revere attached hereto as Annex C for more details.

Q:	What equity stake will current BPAC shareholders and SINGAUTO shareholders hold in the Combined Company after the closing?

A:	It is anticipated that upon completion of the Business Combination, assuming maximum redemption by our public shareholders of 5,750,000 of BPAC’s outstanding Class A ordinary shares, the public shareholders would own approximately 0.8% of the Combined Company, our Sponsor, officers, directors and other holders of founder shares and private placement shares will retain an ownership interest of approximately 1.4% of the Combined Company and the SINGAUTO shareholders will own approximately 97.8% of the Combined Company.

These ownership percentages with respect to the Combined Company assume the maximum redemption by the BPAC public shareholders of 5,750,000 ordinary shares. If the actual facts are different from these assumptions, the percentage ownership retained by each party in PubCo, and associated voting power, will be different.

The following table illustrates varying ownership levels of PubCo on a pro-forma basis immediately following the Business Combination:

	Assuming No Redemptions(1)		Assuming 25% Redemptions(2)		Assuming 50% Redemptions(3)
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%
Initial Shareholders(6)	1,667,625	1.3%	1,667,625	1.3%	1,667,625	1.3%
Public Shareholders(7)	6,708,333	5.2%	5,270,833	4.2%	3,833,333	3.1%
SINGAUTO’s shareholders	120,000,000	93.5%	120,000,000	94.5%	120,000,000	95.6%
Total Ordinary Shares	128,375,958	100.0%	126,938,458	100.0%	125,500,958	100.0%

	Assuming 75% Redemptions(4)		Assuming Maximum Redemptions(5)
Equity Capitalization Summary	Shares	%	Shares	%
Initial Shareholders(6)	1,667,625	1.3%	1,667,625	1.4%
Public Shareholders(7)	2,395,833	1.9%	958,333	0.8%
SINGAUTO’s Shareholders	120,000,000	96.8%	120,000,000	97.8%
Total Ordinary Shares	124,063,458	100.0%	122,625,958	100.0%

Notes:

(1)	Assumes that no public shareholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
(2)

Assumes that holders of 25% of public shares, or 1,437,500 public shares, will exercise their redemption rights for an aggregate payment of $14.3 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(3)

Assumes that holders of 50% of public shares, or 2,875,000 public shares, will exercise their redemption rights for an aggregate payment of $28.3 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(4)

Assumes that holders of 75% of public shares, or 4,312,500 public shares, will exercise their redemption rights for an aggregate payment of $43.0 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(5)	Assumes that all public shareholders, holding 5,750,000 public shares, will exercise their redemption rights for an aggregate payment of $57.4 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.
(6)	Includes (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.
(7)	Includes 958,333 shares to be issued upon consummation of the Business Combination upon conversion of the public rights outstanding.

Q:	Do any of BPAC’s Sponsor, directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:	In considering the recommendation of the BPAC Board to approve the Merger Agreement, BPAC shareholders should be aware that BPAC’s executive officers, directors and Sponsor have interests in the Business Combination that are different from, or in addition to, those of BPAC shareholders generally, including but not limited to the following:

●	Since our Sponsor, officers and directors directly or indirectly own BPAC ordinary shares and BPAC Rights, our Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. Based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●], Mr. Kulwant Sandher, our Chief Financial Officer, will receive $[●] at Closing. If we do not complete our initial business combination, Mr. Sandher will not receive such compensation and all founder shares held by our Sponsor, officers and directors will become worthless. Accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●

Our Sponsor will have the right, but not the obligation, to designate, or cause to be designated, one (1) independent director to serve on PubCo’s five-person board of directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such service. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

●	If an initial business combination is not completed within the Combination Period, BPAC will be required to liquidate. In such event:

●	1,437,500 BPAC Class B ordinary shares held by the Sponsor, which were acquired by the Sponsor prior to BPAC’s initial public offering for an aggregate purchase price of approximately $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such Class B ordinary shares had an aggregate market value of approximately $[●] million based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the BPAC Class B ordinary shares if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	197,250 Private Placement Units purchased by the Sponsor for $1,972,500 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[●] million based on the closing price of $10.[●] per Unit on Nasdaq as of [●], 2026. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the Private Placement Units if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	Our Sponsor, its affiliates and our directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. Our sponsor and its affiliates, and our directors and officers will retain 1,667,625 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 1.4% in the combined company, assuming maximum redemption by our public shareholders. Such ordinary shares had an aggregate market value of approximately $[●], based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026.

●	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other BPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, BPAC’s public shareholders who purchased shares in BPAC’s initial public offering, would have a loss of $5.00 per share, while BPAC’s Sponsor would have a gain of approximately $4.98 per share because it acquired the founder shares for a nominal amount.

●	The Sponsor may make loans from time to time to BPAC to fund certain capital requirements. If our Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If we do not complete the Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since BPAC will not repay such loans if BPAC does not complete a business combination, a conflict of interest may arise. As of June 30, 2026, no such working capital loans were outstanding.

●	If BPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for BPAC. If BPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

●	The Sponsor and BPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on BPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account. If the proposed Business Combination is not completed within the Combination Period, they will not have any claim against the Trust Account for reimbursement. Accordingly, BPAC may not be able to reimburse these expenses, and the Sponsor and BPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the Combination Period. As of the date of this proxy statement/prospectus, other than the Convertible Note, the Sponsor and BPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●	The Merger Agreement provides for the continued indemnification of BPAC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination covering BPAC’s current directors and officers.

●	The exercise of BPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●	BPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	The fact that the Sponsor, directors or officers or their affiliates have agreed to vote their BPAC ordinary shares in favor of the Business Combination.

The foregoing interests present a risk that the Sponsor, BPAC’s officers and directors, and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of BPAC public shares. As such, the Sponsor and BPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of BPAC public shares rather than to liquidate.

The conflicts described above may not be resolved in our favor.

Q: Do any of SINGAUTO’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A: SINGAUTO’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the BPAC shareholders generally. These interests include, among other things, the interests listed below:

●	Certain of SINGAUTO’s existing directors and officers are expected to serve as directors and officers of PubCo following the Business Combination and to receive compensation and benefits from PubCo for such services. Specifically, Mr. Yuqiang Liu, SINGAUTO’s founder, chairman and Chief Executive Officer, is expected to serve as chairman and Chief Executive Officer of PubCo following the Business Combination. Ms. Siying Lau, SINGAUTO’s Chief Financial Officer, is expected to serve as PubCo’s Chief Financial Officer following the consummation of the Business Combination. See “Directors and Executive Officers of the Combined Company After the Business Combination” for more information.

●	Immediately following the Business Combination, Mr. Yuqiang Liu is expected to beneficially own approximately 6,041,124 PubCo ordinary shares, representing approximately 4.7% of PubCo ordinary shares under the no redemption scenario and approximately 5.0% under the maximum redemption scenario. In addition, Ms. Siying Lau will be granted 500,000 stock options of PubCo upon consummation of the Business Combination. See “Beneficial Ownership of PubCo Securities Following the Business Combination” for more information.

●	Mr. Yuqiang Liu also has relationships with certain entities that have entered into transactions or arrangements with SINGAUTO. SINGAUTO has historically had related-party balances, advances, expense settlements, purchases and other transactions involving Mr. Liu and entities controlled by or affiliated with him, including Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, and SYMY Intraco Pte. Ltd. In addition, SINGAUTO and its subsidiaries have entered into certain intellectual property-related and restructuring arrangements involving related parties, including the intangible asset and demo car purchase agreement with Xinshiya Beijing, the intellectual property cooperation agreement and related deed of waiver involving Xinshiya Beijing, the Intellectual Property License Agreement with Xinshiya Automotive (Shanghai) Co., Ltd., or Xinshiya Shanghai, and the spin-off of Singauto Limited (HK) and Xinshiya Shanghai to an entity controlled by Mr. Liu. These arrangements may give rise to actual or perceived conflicts of interest because Mr. Liu has interests in both SINGAUTO and certain counterparties to these arrangements. See “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO” and “Information About SINGAUTO — Material Intellectual Property Agreements” for more information.

These interests may create potential conflicts of interest or may present considerations that are different from, or in addition to, those of BPAC shareholders generally in determining whether to support the Business Combination.

Q: What are the possible sources and extent of dilution that public shareholders who elect not to redeem their public shares will experience in connection with the Business Combination?

A: The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)	75% Redemption Scenario(4)	Maximum Redemption Scenario(5)
Net tangible book value of BPAC as of June 30, 2026	$57,280,316	$57,280,316	$57,280,316	$57,280,316	$57,280,316
Decrease in net tangible book value for estimated transaction expenses	(2,600,000)	(2,600,000)	(2,600,000)	(2,600,000)	(2,600,000)
Decrease in net tangible book value for redemption by Public Shareholders	—	(14,340,947)	(28,681,895)	(43,022,842)	(57,363,789)
As adjusted net tangible book value as of June 30, 2026	$54,680,316	$40,339,369	$25,998,422	$11,657,474	$(2,683,473)

Sponsor Shares (Founder Shares)	1,437,500	1,437,500	1,437,500	1,437,500	1,437,500
Sponsor Shares (Private Placement Units)	197,250	197,250	197,250	197,250	197,250
Public Shares (after redemptions)	5,750,000	4,312,500	2,875,000	1,437,500	—
Public Rights (converted)	958,333	958,333	958,333	958,333	958,333
Private Placement Rights (converted)	32,875	32,875	32,875	32,875	32,875
As adjusted issued and outstanding shares as of June 30, 2026	8,375,958	6,938,458	5,500,958	4,063,458	2,625,958

Initial offering price per share	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book value per share as adjusted	$6.53	$5.81	$4.73	$2.87	$(1.02)
Dilution to Public Shareholders	$(3.47)	$(4.19)	$(5.27)	$(7.13)	$(11.02)

(1)	Assumes that no public shareholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
(2)	Assumes that holders of 25% of public shares, or 1,437,500 public shares, will exercise their redemption rights for an aggregate payment of $14.3 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.
(3)	Assumes that holders of 50% of public shares, or 2,875,000 public shares, will exercise their redemption rights for an aggregate payment of $28.7 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.
(4)	Assumes that holders of 75% of public shares, or 4,312,500 public shares, will exercise their redemption rights for an aggregate payment of $43.0 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.
(5)	Assumes that all public shareholders, holding 5,750,000 public shares, will exercise their redemption rights for an aggregate payment of $57.4 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

Q.	What is the anticipated liquidity position of the combined company following closing the Business Combination?

A:	SINGAUTO and BPAC believe that the combined liquidity at Closing of PubCo on a consolidated basis will be approximately $103.4 million assuming no redemptions and approximately $46.1 million assuming maximum redemptions, offset by:

(i)	approximately $1.2 million of anticipated transaction expenses of BPAC; and

(ii)	approximately $1.4 million of anticipated transaction expenses and $19.7 million debt of SINGAUTO.

Following the closing of the Business Combination, assuming no redemptions, PubCo would receive approximately $103.4 million of net proceeds. At this level, PubCo’s management believes that PubCo would have resources sufficient to fund the commercialization and production of its S1 and V1 vehicle platforms. Assuming redemptions at a 50% level, net proceeds would be reduced to $74.7 million. At this level, PubCo’s management expects that PubCo would have resources sufficient to fund initial commercialization activities and production preparations for its S1 and V1 vehicle platforms; however, additional funds may be required to fully scale production and commercialization. Last, if redemptions are at maximum, net proceeds would be reduced to $46.1 million. At this level, PubCo’s management expects that PubCo would have resources sufficient to fund near-term commercialization activities for its S1 and V1 vehicle platforms; however, additional funds would be required to fully fund production and commercialization.

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Q:	When and where is the Meeting?

A:	The Meeting will take place on [●], 2026, at [●] [a.m./p.m.], Eastern time, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://[●]. We encourage shareholders to attend the Meeting virtually.

Q.	What should I do if I receive more than one set of voting materials?

A:	Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you shall receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you shall receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BPAC ordinary shares.

Q:	Who may vote at the Meeting?

A:	Only holders of record of BPAC ordinary shares as of the close of business on [●], 2026, Record Date for the Meeting, may vote at the Meeting. As of the Record Date, there were 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary shares outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Meeting?

A:	Shareholders representing not less than one-third of the votes of the BPAC ordinary shares issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person, by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. BPAC ordinary shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the Meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the chairman of the board of directors of BPAC may adjourn the meeting until a quorum is present.

Q:	May the Sponsor, BPAC’s directors, officers, advisors, or any of their respective affiliates purchase public shares in connection with the Business Combination?

A:	In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, BPAC’s directors, officers, advisors, or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of public shares the Sponsor and BPAC’s directors, officers, advisors, or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. However, any such purchases will be subject to limitations regarding possession of any material non-public information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M or the tender offer rules under the Exchange Act or on any terms prohibited by the tender offer rules, to the extent applicable. Any such purchases may be effected at purchase prices that are no higher than the price offered through our redemption process. However, the Sponsor and BPAC’s directors, officers, advisors, and their respective affiliates have no current commitments, plans, or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor, or BPAC’s directors, officers, advisors, or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or BPAC’s directors, officers, advisors, or any of their respective affiliates purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to decrease the number of redemptions to provide additional financing to the combined company following the closing of the Business Combination or to satisfy a closing condition in the Merger Agreement, where it appears that such requirement would otherwise not be met; however, pursuant to SEC guidance, if the Sponsor, BPAC’s directors, officers, advisors, or any of their respective affiliates purchase public shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such public shares would not be voted in favor of the Business Combination. Any such purchases of BPAC’s public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, among others, that BPAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or BPAC’s executive officers, directors and advisors, or their respective affiliates. In addition, if such purchases are made, the public “float” of BPAC’s Ordinary Shares may be reduced and the number of beneficial holders of BPAC’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of BPAC’s securities on a national securities exchange.

Q:	How will the Initial Shareholders vote?

A:	Pursuant to the Letter Agreement, the Initial Shareholders, who as of Record Date owned 197,250 Private Placement Units and 1,437,500 BPAC Class B ordinary shares, or approximately 22.1% of the outstanding BPAC ordinary shares, have agreed to vote their respective BPAC ordinary shares acquired by them prior to or at the IPO and any ordinary shares purchased by them in the open market in or after the IPO in favor of the Reincorporation Merger Proposal and the Business Combination Proposal, which transactions comprise the Business Combination, and intend to vote in favor of the other Proposals. As a result, only 826,833 BPAC ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the Meeting. In addition, (i) as the vote to approve the Reincorporation Merger Proposal is two-thirds of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ordinary shares to constitute a quorum is present, 6,306 ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal for it to be approved and (ii) as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ordinary shares to constitute a quorum is present, no ordinary shares held by the public shareholders will be required to vote in favor of the Business Combination Proposal for it to be approved.

Q:	How many votes do I and others have?

A:	You are entitled to one vote for each BPAC ordinary share that you held as of the Record Date. As of the close of business on the Record Date, there were 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary shares issued and outstanding and entitled to vote at the Meeting.

Q:	Am I required to vote against any of the Proposals in order to have my public shares redeemed?

A:	No. You are not required to vote against any of the Proposals in order to have the right to demand that BPAC redeem your public shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned, net of taxes payable). These rights to demand redemption of public shares for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of public shares electing to exercise their redemption rights will not be entitled to receive such payments and their BPAC ordinary shares will be returned to them.

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and you seek to have your public shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on [●], 2026 (at least two business days before the Meeting), that BPAC redeem your shares into cash; and (ii) submit your request in writing to VStock Transfer, LLC, our transfer agent, at the address listed at the end of this section and deliver your shares to VStock Transfer, LLC physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by VStock two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to VStock at least two business days before the Meeting.

BPAC shareholders may seek to have their public shares redeemed regardless of whether they vote for or against any of the Proposals, or whether they vote at all, and whether or not they are holders of BPAC ordinary shares as of the Record Date. Any public shareholder who holds ordinary shares on or before [●], 2026 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed.

The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination (including interest earned, net of taxes payable), divided by the number of then outstanding BPAC Class A ordinary shares that were sold as part of the BPAC Units in the IPO, subject to the limitations described therein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Class A ordinary shares for cash.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	The U.S. federal income tax consequences of exercising your redemption rights depends on your particular facts and circumstances. See “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders of BPAC Securities” for a more detailed discussion of the U.S. federal income tax consequences of an exercise of redemption rights.

Additionally, because the Reincorporation Merger will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to BPAC Class A ordinary shares, U.S. Holders exercising such redemption rights may be subject to the potential tax consequences of the PFIC rules. The tax consequences of the exercise of redemption rights, including pursuant to the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders of BPAC Class A ordinary shares.” All holders of BPAC Class A ordinary shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	Will holders of BPAC Class A ordinary shares or BPAC Rights be subject to U.S. federal income tax on the PubCo ordinary shares or PubCo Rights received in the Reincorporation Merger?

A:	Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” the Reincorporation Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). However, the provisions of the Code that govern Reorganizations are complex, and due to the absence of direct guidance on the application of Section 368(a) of the Code to a reincorporation of a corporation holding only investment-type assets such as BPAC, the qualification of the Reincorporation Merger as a Reorganization is not entirely clear. Because the qualification of the Reincorporation Merger as a Reorganization is based on certain facts that will not be known until or following the Closing, and given the legal uncertainties described above, the qualification of the Reincorporation Merger as a Reorganization is subject to significant uncertainty. In addition, BPAC does not intend to request a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the Reincorporation Merger. Accordingly, no assurance can be given that the Reincorporation Merger qualifies as a Reorganization. Further, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Reincorporation Merger will qualify as a Reorganization.

If the Reincorporation Merger qualifies as a Reorganization, U.S. Holders (as defined below in the section titled “Material U.S. Federal Income Tax Consequences”) of BPAC Class A ordinary shares or BPAC Rights generally will not recognize gain or loss on the exchange of BPAC Class A ordinary shares and BPAC Rights for PubCo ordinary shares and PubCo Rights, as the case may be. If the Reincorporation Merger does not qualify as a Reorganization, then a U.S. Holder of BPAC Class A ordinary shares and BPAC Rights generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of PubCo ordinary shares and PubCo Rights received in the Reincorporation Merger, over such U.S. Holder’s aggregate tax basis in the corresponding BPAC Class A ordinary shares and BPAC Rights surrendered, as the case may be, by such U.S. Holder in the Reincorporation Merger.

Even if the Reincorporation Merger qualifies as a Reorganization, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company (“PFIC”) rules, as described in more detail below under “Material U.S. Federal Income Tax Consequences.”

If the Reincorporation Merger does not qualify as a Reorganization, then a U.S. Holder that exchanges its BPAC Class A ordinary shares or BPAC Rights for PubCo ordinary shares or PubCo Rights, as the case may be, pursuant to the Reincorporation Merger, generally will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo ordinary shares and PubCo Rights received and (ii) the U.S. Holder’s adjusted tax basis in the BPAC Class A ordinary shares and BPAC Rights exchanged, as the case may be. For a more detailed discussion of U.S. federal income tax consequences of the Reincorporation Merger, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of BPAC Securities” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

Q:	What are the material U.S. federal income tax consequences of the Business Combination to SINGAUTO and U.S. Holders of SINGAUTO?

A:

BPAC, PubCo, and SINGAUTO are Cayman Islands exempted companies. SINGAUTO is not expected to incur U.S. federal income tax liability as a direct result of either the Reincorporation Merger or the Acquisition Merger, provided such entities do not hold U.S. real property interests and have no income effectively connected with the conduct of a trade or business within the United States.

The Acquisition Merger is structured to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code (such as a reverse triangular merger under Section 368(a)(2)(E) or a stock exchange under Section 368(a)(1)(B)). Because SINGAUTO shareholders will receive 120,000,000 PubCo ordinary shares representing approximately 93.5% of PubCo’s outstanding equity—well in excess of the 80% ownership standard required by Section 368(c)—the transaction satisfies the statutory control threshold immediately after the exchange.

Consequently, U.S. Holders of SINGAUTO shares generally will not recognize gain or loss upon exchanging their SINGAUTO shares solely for PubCo ordinary shares. However, this nonrecognition treatment is subject to Section 367(a) of the Code, which may require U.S. Holders who become 5-percent or greater shareholders of PubCo to file a 5-year Gain Recognition Agreement with the IRS, as well as the PFIC rules if SINGAUTO is or was classified as a PFIC. SINGAUTO shareholders who are not U.S. Holders generally will not be subject to U.S. federal income taxation on the exchange.

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How can I vote?

A:	If you are a shareholder of record, you may vote in person (physically or virtually) at the Meeting, or by submitting a proxy using the enclosed proxy card, via the Internet or over the telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the Meeting (physically and virtually) and vote online, if you choose.

To vote online at the Meeting via the Internet, follow the instructions below under “How may I participate in the Meeting virtually?”

To vote in person at the Meeting, you will be given a ballot when you arrive. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you will need to bring to the Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to https://[●] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 11:59 p.m., Eastern Time, on [●], 2026. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the Meeting physically to vote your shares.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares, and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote via the Internet, you will need to contact VStock at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of Class A ordinary shares you held as of the Record Date, your name and email address. You must contact VStock for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the Meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to VStock.

Requests for registration should be directed to [PHONE] or email [EMAIL].

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:	How may I participate in the Meeting virtually?

A:	If you are a shareholder of record as of the Record Date for the Meeting, you should receive a proxy card from VStock, containing instructions on how to attend the Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact VStock at [PHONE] or email [EMAIL].

You can pre-register to attend the Meeting virtually starting on [●], 2026. Go to https://[●], enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote. At the start of the Meeting, you will need to re-log into https://[●] using your control number.

If your shares are held in street name, and you would like to join and not vote, VStock will issue you a guest control number. Either way, you must contact VStock for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the Meeting for processing your control number.

Q:	Who can help answer any other questions I might have about the participating in the Meeting virtually?

A:	If you have any questions concerning participating the Meeting virtually (including accessing the Meeting by virtual means) or need help voting your BPAC ordinary shares, please contact VStock at [PHONE] or email [EMAIL].

The Notice of extraordinary general Meeting, proxy statement/prospectus and form of proxy card are available at: https://[●].

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary Proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary Proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have no effect on the vote for any Proposal.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	BPAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting. For purposes of approval, abstentions and broker non-votes will have no effect on the vote for any Proposal.

Q:	If I am not going to attend the Meeting, should I return my proxy card instead?

A:	Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	How can I submit a proxy?

A:	You may submit a proxy by (a) visiting https://www.[●] and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free [PHONE] in the U.S. and Canada or [PHONE] from foreign countries from any touch-tone phone, Conference ID: [●]# and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Meeting in person or via the Internet, and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your Class A ordinary shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[PROXY SOLICITOR]

Toll Free:
Collect:
Email:

Unless revoked, a proxy will be voted at the Meeting in accordance with the shareholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Class A ordinary shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:	Should I send in my share certificates now to have my Class A ordinary shares redeemed?

A:	BPAC shareholders who intend to have their public shares redeemed must send their certificates to VStock or deliver their shares to VStock electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:	Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:	BPAC will pay the cost of soliciting proxies for the Meeting. BPAC has engaged [PROXY SOLICITOR] to assist in the solicitation of proxies for the Meeting. BPAC has agreed to pay [PROXY SOLICITOR] a fee of $[●], plus disbursements, and will reimburse [PROXY SOLICITOR] for its reasonable out-of-pocket expenses and indemnify [PROXY SOLICITOR] and its affiliates against certain claims, liabilities, losses, damages, and expenses. BPAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BPAC Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of BPAC Class A ordinary shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What happens if I sell my shares before the Meeting?

A:	The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your BPAC ordinary shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting but will transfer ownership of the shares, will not be able to redeem such shares and will not hold an interest in BPAC after the Business Combination is consummated.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite regulatory and shareholder approvals are received, BPAC expects that the Business Combination will occur as soon as possible following the Meeting.

Q:	Are SINGAUTO’s shareholders required to approve the Business Combination?

A:	Yes. The Business Combination requires the affirmative approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Business Combination, by a resolution of the shareholders of SINGAUTO passed by the affirmative vote of holders of SINGAUTO ordinary shares representing not less than two-thirds of the votes of the SINGAUTO ordinary shares present and voting in person or by proxy at a meeting of the shareholders of SINGAUTO or approved in writing by all the holders of SINGAUTO ordinary shares entitled to vote at a general meeting of SINGAUTO.

Q:	Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 19 of this proxy statement/prospectus.

Q:	May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:	BPAC shareholders have appraisal rights in connection with the Reincorporation Merger but do not have appraisal rights in connection with the Business Combination. There are no appraisal rights with respect to BPAC Rights. See the section entitled “The Meeting — Appraisal Rights” for more information.

Q:	What happens if the Business Combination is not consummated?

A:	If BPAC does not consummate the Business Combination within the Combination Period, then BPAC’s officers will seek a suitable alternative initial business combination. If they fails to find a suitable alternative initial business combination, then they will take all actions necessary in accordance with the laws of the Cayman Islands to dissolve and liquidate BPAC as promptly as reasonably possible. Following dissolution, BPAC will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), will be distributed pro rata to holders of Class A ordinary shares who acquired such shares in the IPO or aftermarket. The estimated consideration that each Class A ordinary share would be paid at liquidation would be approximately $10.[●] per share based on amounts on deposit in the Trust Account as of [●], 2026. The closing price of our Class A ordinary shares on Nasdaq as of [●], 2026 was $10.[●]. The Initial Shareholders waived the right to any liquidation distribution with respect to any Class A ordinary shares held by them.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the closing of the Business Combination, holders of public shares of BPAC exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to SINGAUTO to pay deferred IPO underwriting commission of $1,150,000 and to fund working capital needs of the Combined Company. As of [●], 2026, there was approximately $[●] million in the Trust Account. BPAC estimates that approximately $10.[●] per outstanding public BPAC Class A ordinary share will be paid to the investors exercising their redemption rights.

Q:	Who will manage the Combined Company after the Business Combination?

A:	As a condition to the closing of the Business Combination, all of the officers and directors of BPAC will resign. For information on the anticipated management of the Combined Company, see the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” in this proxy statement/prospectus.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact BPAC’s proxy solicitor at:

[PROXY SOLICITOR]

Toll Free:
Collect:
Email:

You may also obtain additional information about BPAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, BPAC encourages you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A-1. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume the issuance of 120,000,000 PubCo ordinary shares to the SINGAUTO shareholders and no exercise of the redemption rights by the BPAC shareholders.

The Parties to the Business Combination

Blueport Acquisition Ltd

BPAC is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2025. BPAC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. BPAC is an early stage and emerging growth company and, as such, BPAC is subject to all of the risks associated with early stage and emerging growth companies.

The registration statement for BPAC’s IPO became effective on November 10, 2025, pursuant to Section 8(a) of the Securities Act. On November 13, 2025, BPAC consummated the IPO, which consisted of 5,750,000 Units, including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one BPAC Class A ordinary share and one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to BPAC of $57,500,000.

Simultaneously with the closing of the IPO and the sale of the Units, BPAC consummated the private placement of 197,250 Private Placement Units to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500.

Upon the closing of the IPO, an amount of $57,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) which will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury and held in cash or cash like items (including demand deposit accounts) at a bank. The amounts held in the Trust Account may only be used by BPAC upon the consummation of an initial business combination, except that there can be released to BPAC, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination or BPAC’s liquidation.

BPAC’s Units, Class A ordinary shares and public rights are listed on The Nasdaq Capital Market under the symbol “BPACU,” “BPAC” and “BPACR,” respectively. The Units commenced trading on or about November 12, 2025, and the Class A ordinary shares and public rights commenced separate trading on Nasdaq on or about January 6, 2026.

BPAC’s principal executive offices are located at 366 Madison Ave., 9th Floor, New York, NY 10017, and its telephone number is (203) 489-2110.

NeoCryo Inc

PubCo was incorporated in the Cayman Islands on April 9, 2026 and is a wholly-owned subsidiary of BPAC, formed for the sole purpose of the Reincorporation Merger. Following the consummation of the Reincorporation Merger, BPAC will have merged with and into PubCo, with PubCo as the surviving publicly traded entity.

NeoCryo Merger Sub Ltd

Merger Sub was incorporated in the Cayman Islands on April 9, 2026 and is a wholly-owned subsidiary of BPAC that will become a wholly-owned subsidiary of PubCo as a consequence of the Reincorporation Merger, formed for the sole purpose of the Business Combination. Following the consummation of the Business Combination, Merger Sub will have merged with and into SINGAUTO, with SINGAUTO surviving the merger as a wholly-owned subsidiary of PubCo.

SINGAUTO

SingAuto is a green intelligent cold-chain technology company focused on developing refrigerated commercial electric vehicles and related solutions for customers in the cold-chain logistics industry, including transportation and logistics service providers serving food products, pharmaceuticals and other temperature-sensitive goods.

The current product portfolio of SingAuto consists of two refrigerated commercial electric vehicle platforms: the S1 refrigerated commercial electric vehicle and the V1 refrigerated intelligent commercial electric van. The S1 vehicle is designed for high-volume urban and intercity cold-chain transportation and distribution of frozen, chilled and fresh food products, pharmaceuticals and other temperature-sensitive goods. The V1 vehicle is designed for high-efficiency urban cold-chain logistics applications, particularly smaller-volume, faster-turnover urban delivery scenarios.

SingAuto has completed the research, development, prototyping and validation testing of the S1 vehicle and expects to launch the vehicle in the fourth quarter of 2026, with commercial production and deliveries targeted for the first quarter of 2027. It is currently conducting road testing of the S1 vehicle in selected target markets, including Singapore, Malaysia, Thailand, Philippines, Hong Kong, Vietnam, and the PRC, and expect to complete such road testing by March 2027. SingAuto has also finalized the research, development and prototyping of the V1 vehicle and currently expects to launch this model in the fourth quarter of 2026 and commence its mass production and deliveries in the third quarter of 2027. It expects to complete validation testing and product finalization in December 2026 and sample vehicle trial production in the first quarter of 2027. It also expects to begin road testing of the V1 vehicle in selected target markets, including Singapore, Malaysia, Thailand, Philippines, Hong Kong, Vietnam, and the PRC, and expects to complete such road testing by June 2027.

SingAuto’s vehicle platforms integrate refrigeration, temperature-control, connected monitoring and fleet-management capabilities designed for cold-chain logistics applications. In connection with the commercialization its vehicle platforms, SingAuto is developing related support capabilities, including telematics, maintenance support, charging support, leasing solutions and fleet-management services. SingAuto has not commenced commercial sales of its vehicles and has not generated revenue from vehicle sales or related services.

SingAuto operates through subsidiaries in Singapore and the United Arab Emirates. Singapore serves as the global headquarters and regional coordination center, while the United Arab Emirates supports the manufacturing and commercialization initiatives. SingAuto’s commercialization strategy is based on an asset-light KD/SKD assembly model under which SKD components are sourced from original equipment manufacturers and assembled in selected target markets, including the Middle East and Southeast Asia.

As of the date of this proxy statement/prospectus, SingAuto has entered into memoranda of understanding with 18 potential customers covering approximately 14,000 S1 vehicles. These arrangements are generally non-binding and remain subject to customer requirements, financing arrangements, production schedules, definitive agreements and other customary conditions.

In addition to vehicle commercialization, SingAuto may pursue opportunities to commercialize certain technologies, including technologies relating to electric powertrain integration, chassis domain controller systems, refrigeration and thermal management, and connected vehicle and fleet-management platforms, through licensing arrangements and strategic cooperation agreements with manufacturing, assembly and distribution partners in selected markets.

For more information on SINGAUTO, please see the sections titled “Information about SINGAUTO” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SINGAUTO.”

The Merger Agreement

On May 1, 2026, BPAC entered into the Merger Agreement with the Purchaser, Merger Sub and SINGAUTO. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the BPAC shareholders, BPAC will merge with and into the Purchaser, with the Purchaser remaining as the surviving publicly traded entity as a result of the Reincorporation Merger (“PubCo”); and (ii) at least one business day after the consummation of the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO continuing as the surviving company in the Business Combination and becoming a wholly-owned subsidiary of PubCo. The board of directors of BPAC has unanimously (A) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby; and (B) resolved to recommend approval of the Merger Agreement and related matters by the BPAC shareholders.

General Description of the Reincorporation Merger

Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein and in accordance with applicable laws, BPAC will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity.

At the effective time of the Reincorporation Merger, (A) all outstanding Units of BPAC (each consisting of (i) one BPAC Class A ordinary share and (ii) one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination) will separate into their individual components of BPAC Class A ordinary shares and BPAC Rights, and will cease separate existence and trading, and (B) BPAC Class B ordinary shares will automatically convert into BPAC Class A ordinary shares, and the current equity holdings of the BPAC shareholders shall be exchanged as follows:

●	Each BPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and any Dissenting Shares) will automatically be cancelled and cease to exist and will be converted automatically into one validly issued PubCo ordinary share, which, unless explicitly stated herein, shall be fully paid; and

●	Each BPAC Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be converted into a PubCo Right to receive one-sixth (1/6) of one PubCo ordinary share and will cease separate existence and trading; and upon the consummation of the Business Combination, without any further action on the part of the holder thereof, each PubCo Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be cancelled and automatically converted into one-sixth (1/6) of one PubCo ordinary share; provided, however, that each holder entitled to receive a fraction of a PubCo ordinary share shall receive, in lieu of such fractional share, one PubCo ordinary share rounding down to the nearest whole PubCo ordinary share.

Each issued and outstanding PubCo ordinary share immediately prior to the effective time of the Reincorporation Merger will cease to be issued and will be automatically cancelled and retired and will cease to exist.

General Description of the Business Combination

Business Combination Consideration

At least one business day after the consummation of the Reincorporation Merger, Merger Sub will be merged with and into SINGAUTO, resulting in SINGAUTO being a wholly owned subsidiary of PubCo.

The aggregate consideration to be paid to existing shareholders of SINGAUTO is $1,200,000,000, consisting of 120,000,000 newly issued PubCo ordinary shares, valued at $10.00 per share. A number equal to 10% of PubCo’s outstanding shares immediately after the Closing will be reserved and authorized for issuance under the Equity Incentive Plan. At the closing of the Business Combination, each SINGAUTO ordinary share then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo ordinary shares pursuant to the terms of the Merger Agreement.

Upon the closing of the Business Combination, PubCo board of directors will consist of five (5) directors, a majority of whom shall be independent directors under Nasdaq listing rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) director to serve as an independent director of PubCo, and SINGAUTO shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the section titled “Director and Executive Officers of the Combined Company after the Business Combination.”

After the Business Combination, assuming there are no redemptions of our shares, BPAC’s current public shareholders will own approximately 5.2% of the issued share capital of PubCo, BPAC’s Sponsor, current directors, officers and affiliates will own approximately 1.3% of the issued share capital of PubCo, and SINGAUTO shareholders will own approximately93.5% of the issued share capital of PubCo.

Assuming the maximum redemption by holders of 5,750,000 BPAC’s outstanding ordinary shares, after giving effect to the payments to redeeming shareholders, BPAC’s current public shareholders will own approximately 0.8% of the issued share capital of PubCo, BPAC’s Sponsor, current directors, officers and affiliates will own approximately 1.4% of the issued share capital of PubCo, and SINGAUTO shareholders will own approximately 97.8% of the issued share capital of PubCo.

Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, BPAC expects to close the Business Combination as soon as possible following the Meeting.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, which will not survive the Closing, expect as provided in the Merger Agreement. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

Conduct Prior to Closing; Covenants

Each of the Company and BPAC, PubCo and Merger Sub (collectively, the “Parent Parties”) has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practices, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications.

The Merger Agreement also contains, among other things, covenants providing for:

●	each party not soliciting, initiating, encouraging or continuing discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement;

●	each party providing access to their books and records and providing information relating to their respective businesses to the other party, its legal counsel and representatives;

●	SEC filings and cooperation in making certain filings with the SEC and the Parent Parties using commercially reasonable efforts to ensure the Parent remains listed on Nasdaq prior to the Closing Date;

●	the Company delivering the financial statements required by the Parent to make applicable filings with the SEC;

●	directors’ and officers’ indemnification and insurance; and

●	adoption by PubCo of a new equity incentive plan, which will have such number of shares available for issuance equal to 10% of PubCo’s outstanding shares immediately after the Closing.

Conditions to Closing

General Conditions

Consummation of the Business Combination is subject to customary closing conditions for similar transactions involving special purpose acquisition companies, including, among other things, (i) the Parent and the Company receiving approval from their respective shareholders to the transactions; (ii) the absence of injunctions or other legal restraints preventing or prohibiting the consummation of the Business Combination; (iii) all necessary consents approvals and actions of, filing with and notices to any governmental authority to consummate the Business Combination having be made or obtained (iv) the SEC having declared the Registration Statement effective; (v) the PubCo ordinary shares having been approved for listing on Nasdaq; and (vi) if applicable, the expiration or termination of the waiting period under the HSR Act, and other applicable anti-trust laws.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	the Company complying with all of its obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Company being true on and as of the closing date of the transactions, other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect;

●	there having been no occurrence of a Material Adverse Effect with respect to the Company;

●	the Company having obtained all necessary consents, and no such consent will have been revoked; and

●	the Company having entered into the IP Cooperation Agreement, in a form acceptable to the Parent within ten business days following the date of the Merger Agreement.

SINGAUTO’s Conditions to Closing

The obligations of SINGAUTO to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	the Parent Parties complying with all of their obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Parent Parties being true on and as of the closing date of the transactions, other than as would not in the aggregate reasonably be expected to have a material adverse effect;

●	there having been no occurrence of a material adverse effect to Parent Parties;

●	the Parent Parties materially complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

●	the Purchaser not having received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to, meet the Nasdaq listing requirements as of the Closing Date for any reason.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing as follows:

●	by mutual written consent of the Company and the Parent;

●	by either the Company or the Parent, in the event that any authority in the U.S. or applicable non-U.S. jurisdiction has issued a final and non-appealable injunction or order making the Business Combination illegal or prohibiting their consummation;

●	by the Company, if the requisite vote of the shareholders of BPAC has not been obtained;

●	by the Parent, if the requisite vote of the shareholders of SINGAUTO has not been obtained;

●	by the Parent, if the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach has not been cured within 30 days following the date that the Company is notified in writing of such breach, unless, at such time, the Parent is in material breach of the Merger Agreement;

●	by the Company, if the Parent Parties have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach has not been cured within 30 days following the date that the Parent is notified in writing of such breach, unless, at such time, the Company is in material breach of the Merger Agreement; or

●	by the Parent, if the IP Cooperation Agreement has not been executed within 10 business days after the date of the Merger Agreement.

Certain Related Agreements

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain shareholders of the Company have entered with a support agreement pursuant to which, among other things, such shareholders have agreed, among other things, (i) to vote all of their Company Ordinary Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and (ii) to not transfer, until the Effective Time or the termination of the Merger Agreement, any of their Company Ordinary Shares.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, each of the Sponsor and certain of Sponsor’s Affiliates have entered with a support agreement pursuant to which, among other things, the Sponsor and affiliates of the Sponsor have agreed, among other things, (i) to vote all of their BPAC ordinary shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) to not redeem any of their BPAC ordinary shares in connection with the Business Combination and to waive any adjustment to the conversion ratio set forth in the Parent’s organizational documents and (iii) to not transfer, until the Effective Time or the termination of the Merger Agreement, any of their BPAC ordinary shares.

Lock-up Agreement

Upon the Closing, the Purchaser, the Sponsor and each Company shareholder who will hold 5% or more of PubCo ordinary shares immediately after the Closing, will enter into lock-up agreements, pursuant to which the Sponsor and such shareholders will, subject to certain customary exceptions, agree not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any of the PubCo ordinary shares beneficially owned by such shareholders (the “Lock-up Shares”) until the earlier of (1) 180 days after the completion of the Business Combination; or (2) the date following the consummation of Business Combination on which the Purchaser completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property. Notwithstanding the foregoing, the Lock-up Shares will be released from the lock-up if (1) the reported closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after the completion of the Business Combination.

Registration Rights Agreement

Upon the Closing, the Purchaser will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of the Company and the Parent with respect to the shares of the Purchaser issued or issuable in connection with the Business Combination. Pursuant to the Registration Rights Agreement, either the holders of a majority-in-interest of the registrable securities or the Sponsor will have an aggregate of two demand registration rights for their registrable securities. The Registration Rights Agreement will also provide the shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by shareholders participating in a registration, will be paid by the Purchaser.

Intellectual Property Cooperation Agreement and Deed of Waiver

SINGAUTO has historically conducted its R&D activities in collaboration with Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing. Certain patents and patent applications developed in connection with our business were historically registered, listed or recorded in the names of multiple parties as co-holders, co-owners or co-applicants, including SingAuto Cayman, SingAuto Singapore, SingAuto HK and Xinshiya Beijing. Xinshiya Beijing is a related party of SINGAUTO and is controlled by Mr. Yuqiang Liu, SINGAUTO’s CEO and chairman of the board. See “Information About SINGAUTO — Material Intellectual Property Agreements” and “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO” for more information regarding related-party transactions involving Xinshiya Beijing. To clarify the ownership and commercialization rights in these patents and patent applications, the relevant parties entered into a deed of waiver and relinquishment of IP rights and an intellectual property cooperation agreement in May 2026.

Under the deed of waiver dated and effective as of May 4, 2026, SingAuto HK acknowledged that its prior registration as a co-holder of certain intellectual property had been made for administrative or structural purposes, irrevocably and unconditionally waived and released all rights, title and interest in the relevant intellectual property worldwide, and agreed to cooperate in its removal from applicable IP registration records. The deed does not provide for a fixed term, renewal right or early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with the terms of the deed.

On May 15, 2026, SingAuto Cayman, SingAuto Singapore and Xinshiya Beijing entered into an intellectual property cooperation agreement, or IP Cooperation Agreement, to establish a unified framework for the licensing and commercialization of the licensed patents worldwide. The entry into the IP Cooperation Agreement satisfied the closing condition under the Merger Agreement requiring SINGAUTO to enter into the IP Cooperation Agreement, in a form acceptable to BPAC, within ten business days following the date of the Merger Agreement. Under the IP Cooperation Agreement, SingAuto Cayman and Xinshiya Beijing are identified as IP holders and SingAuto Singapore is identified as the licensee, and SingAuto Singapore receives an exclusive, sublicensable, worldwide license under the licensed patents to make, use, offer to sell, sell and import licensed products, with full and final control over commercialization and exploitation of the licensed patents. The agreement also provides for a one-time lump sum consideration, the specific amount of which remains subject to the parties’ further determination, in lieu of ongoing royalties.  On June 15, 2026, the parties entered into a supplementary agreement to the IP Cooperation Agreement, setting the consideration at $2.0.

The IP Cooperation Agreement became effective on May 15, 2026 and, unless terminated earlier in accordance with its terms, continues on a licensed product-by-licensed product and country-by-country basis until the expiration of the last-to-expire valid claim of a licensed patent in the relevant country, or, if no patent contained in the licensed patents is issued or the relevant patents or patent applications are abandoned, until one year after the last patent or patent application is abandoned. SingAuto Singapore, as licensee, may terminate the agreement without cause on at least 45 business days’ prior written notice to the IP holders, and may also terminate the agreement if any IP holder materially breaches the agreement and fails to cure such breach within 30 business days after written notice. Either party may terminate the agreement immediately upon certain insolvency, bankruptcy, liquidation or similar events affecting SingAuto Singapore. The agreement does not contain an automatic renewal provision. Upon expiration of the last patent to expire under the licensed patents in any country with respect to any licensed product, provided SingAuto Singapore is not then in breach of the agreement, SingAuto Singapore will have a perpetual, irrevocable, fully paid-up license to make, use, offer to sell, sell and import in that country products that were previously licensed products.

Regulatory Approvals

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any material U.S. federal or state regulatory requirement or approval, except for compliance with applicable U.S. securities laws, including the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and the filings and registration in the Cayman Islands of the Reincorporation Plan of Merger and the plan of merger relating to the Acquisition Merger, together with payment of the applicable fees required under the Cayman Islands Companies Act to effect the Business Combination.

Management

Effective as of the closing of the Business Combination, the post-Business Combination board of PubCo will have at least five (5) directors, a majority of whom shall be independent directors under Nasdaq listing rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) director to serve as an independent director of PubCo, and SINGAUTO shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors. Effective as of the closing of the Business Combination, all of the executive officers of BPAC immediately prior to the closing of the Business Combination shall resign and the individuals serving as executive officers of the Combined Company immediately after the closing of the Business Combination will be the same individuals (in the same offices) as those of SINGAUTO immediately prior to the closing of the Business Combination. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Recent Developments

On November 13, 2025, BPAC consummated the IPO, which consisted of 5,750,000 Units, including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one BPAC Class A ordinary share and one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to BPAC of $57,500,000.

Simultaneously with the closing of the IPO and the sale of the Units, BPAC consummated the private placement of 197,250 Private Placement Units to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500.

Upon closing of the IPO and the sale of the Private Placement Units, a total of $57,500,000 was placed in the Trust Account established for the benefit of our public shareholders and the underwriters of the IPO with Wilmington Trust, National Association, acting as trustee.

On May 1, 2026, BPAC entered into the Merger Agreement with the Purchaser, Merger Sub and SINGAUTO. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the BPAC shareholders, BPAC will merge with and into the Purchaser, with the Purchaser remaining as the surviving publicly traded entity as a result of the Reincorporation Merger; and (ii) at least one business day after the consummation of the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO continuing as the surviving company in the Business Combination and becoming a wholly-owned subsidiary of PubCo. Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders of SINGAUTO is $1,200,000,000, which will be paid entirely in stock, comprised of 120,000,000 newly issued PubCo ordinary shares.

The Merger Agreement contains customary representations, warranties and covenants of the parties thereto. The consummation of the proposed Merger is subject to certain conditions as further described in the Merger Agreement.

Voting Securities

As of the Record Date, there were 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary share issued and outstanding. Only BPAC shareholders who hold BPAC Class A ordinary shares or BPAC Class B ordinary shares of record as of the close of business on [●], 2026, the Record Date, are entitled to vote at the Meeting or any adjournment or postponement thereof. Approval of the Reincorporation Merger Proposal will require the affirmative vote of two-thirds of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment or postponement thereof, and approval of the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment or postponement thereof. Attending the Meeting either in person, by virtual attendance or by submitting your proxy and abstaining from voting will have no effect on the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the Proposals. As of the Record Date, a total of 197,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary share, or approximately 22.1% of the outstanding BPAC ordinary shares, are subject to the Letter Agreement pursuant to which holders have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 826,833 Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the Meeting. In addition, (i) as the vote to approve the Reincorporation Merger Proposal is two-thirds of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ordinary shares to constitute a quorum is present, 6,306 ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal for it to be approved and (ii) as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, no Class A ordinary shares held by the public shareholders will be required to vote in favor of the Business Combination Proposal for it to be approved.

Appraisal Rights

BPAC shareholders have appraisal rights in connection with the Reincorporation Merger. There are no appraisal rights with respect to BPAC Rights or the Business Combination. See the section entitled “The Meeting — Appraisal Rights” for more information.

Redemption Rights

Pursuant to BPAC’s Existing Charter, holders of public BPAC Class A ordinary shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public BPAC Class A ordinary shares. As of [●], 2026, this would have amounted to approximately $10.[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	hold public shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2026, (a) submit a written request to VStock that BPAC redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC’s DWAC.

If a holder of BPAC Class A ordinary shares exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to VStock in accordance with the procedures described therein. See “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Ownership of the Post-Business Combination Company After the Closing

It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, BPAC’s public shareholders would retain an ownership interest of approximately 5.2% in the Combined Company. The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no BPAC public shareholder exercises its redemption right, (ii) none of the parties in the chart below purchase PubCo Ordinary

Shares in the open market, and (iii) there are no other issuances of equity by BPAC prior to or in connection with the consummation of the Business Combination. The ownership percentages set forth below do not take into account the issuance of any additional shares under the Equity Incentive Plan.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the BPAC Board in favor of adoption of the Business Combination and the related Proposals, you should keep in mind that the Sponsor (which is affiliated with certain of BPAC’s officers and directors) and BPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder generally, including but not limited to the following:

●	Since our Sponsor, officers and directors directly or indirectly own BPAC ordinary shares and BPAC Rights, our Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. Based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●], Mr. Kulwant Sandher, our Chief Financial Officer, will receive $[●] at Closing. If we do not complete our initial business combination, Mr. Sandher will not receive such compensation and all founder shares held by our Sponsor, officers and directors will become worthless. Accordingly, there may exist a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●

Our Sponsor will have the right, but not the obligation, to designate, or cause to be designated, one (1) independent director to serve on PubCo’s five-person board of directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

●	If an initial business combination is not completed within the Combination Period, BPAC will be required to liquidate. In such event:

●	1,437,500 BPAC Class B ordinary shares held by the Sponsor, which were acquired by the Sponsor prior to BPAC’s initial public offering for an aggregate purchase price of approximately $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such Class B ordinary shares had an aggregate market value of approximately $[●] million based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the BPAC Class B ordinary shares if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	197,250 Private Placement Units purchased by the Sponsor for $1,972,500 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[●] million based on the closing price of $10.[●] per Unit on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the Private Placement Units if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	Our Sponsor, its affiliates and our directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. Our sponsor and its affiliates, and our directors and officers will retain 1,667,625 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 1.4% in the combined company, assuming maximum redemption by our public shareholders. Such ordinary shares had an aggregate market value of approximately $[●], based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026.

●	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other BPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, BPAC’s public shareholders who purchased shares in BPAC’s initial public offering, would have a loss of $5.00 per share, while BPAC’s Sponsor would have a gain of approximately $4.98 per share because it acquired the founder shares for a nominal amount.

●	With certain limited exceptions, the founder shares and the Private Placement Units and the Class A ordinary shares underlying such units will not be transferable, assignable or salable by our Sponsor until the earlier of (a) 180 days after the completion of our initial business combination and (b) the date on which we consummate a liquidation, merger, share exchange, reorganization, or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, such shares will be released from lock-up if the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own ordinary shares and rights of PubCo, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	The Sponsor may make loans from time to time to BPAC to fund certain capital requirements. If our Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If we do not complete the Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since BPAC will not repay such loans if BPAC does not complete a business combination, a conflict of interest may arise. As of June 30, 2026, no such working capital loans were outstanding.

●	If BPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for BPAC. If BPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

●	The Sponsor and BPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on BPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account. If the proposed Business Combination is not completed within the Combination Period, they will not have any claim against the Trust Account for reimbursement. Accordingly, BPAC may not be able to reimburse these expenses, and the Sponsor and BPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within Combination Period. As of the date of this proxy statement/prospectus, the Sponsor and BPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●	The Merger Agreement provides for the continued indemnification of BPAC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination covering BPAC’s current directors and officers.

●	The exercise of BPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

●	BPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	The fact that the Sponsor, directors or officers or their affiliates have agreed to vote their BPAC ordinary shares in favor of the Business Combination.

The foregoing interests present a risk that the Sponsor, BPAC’s officers and directors, and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of BPAC public shares. As such, the Sponsor and BPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of BPAC public shares rather than to liquidate.

The conflicts described above may not be resolved in our favor.

Compensation Received by Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by PubCo to BPAC Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	Sponsor paid $25,000, or approximately $0.017 per share for its BPAC Class B ordinary shares purchased in connection with BPAC’s formation. The Sponsor also paid $1,972,500, or approximately $10.00 per unit for its Private Placement Units purchased in connection with the IPO. The Sponsor currently holds 197,250 Private Placement Units and 1,437,500 shares of BPAC Class B ordinary shares. At Closing, Sponsor will hold a total of 1,667,625 PubCo ordinary shares, consisting of (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 BPAC Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 BPAC Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

At Closing, pursuant to the Merger Agreement, SINGAUTO will use cash from the trust account to pay BPAC transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of BPAC to Sponsor or its affiliates to the extent that such loans are not converted into the Private Placement Units of BPAC in connection with the Business Combination. BPAC currently estimates that the total amount payable for BPAC transaction expenses and any outstanding loans or other obligations of BPAC to Sponsor and its affiliates is approximately $[●] million.

Any working capital loans to finance transaction costs in connection with an intended initial business combination will either be repaid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. The units would be identical to the Private Placement Units.

BPAC has agreed to reimburse the Sponsor and its affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of June 30, 2026, there were no out-of-pocket unpaid reimbursable expenses for which the Sponsor and its affiliates are awaiting reimbursement.

On May 13, 2026, the Sponsor agreed to loan BPAC up to an aggregate amount of $190,000 to be used, in part, for transaction costs incurred in connection with the business combination (the “Convertible Note”). The Convertible Note is unsecured, interest-free; the principal may be drawn down from time to time upon a written request from BPAC to the Sponsor. The Convertible Note is payable no later than the date on which BPAC terminates or consummates an initial business combination with a target business. The Sponsor has the right, but not the obligation, to convert the outstanding unpaid obligations, in whole or in part, into private placement units at a price of $10.00 per unit, each consisting of one BPAC Class A ordinary share and one right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the completion of the initial business combination.

On November 11, 2025, BPAC entered into an administration service agreement with the Sponsor for a term of 15 months, pursuant to which BPAC agreed to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. As of June 30, 2026, BPAC has incurred and accrued administrative service fees totaling $76,667.

Recent Sales of Unregistered Securities

In February 2025 the Sponsor purchased an aggregate of 1,983,750 Class B ordinary shares for an aggregate of $25,000. In August 2025, the Sponsor, for no consideration, forfeited 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares.

Simultaneously with the closing of IPO, BPAC consummated a private placement of an aggregate of 197,250 Private Placement Units to the Sponsor, at a price of $10.00 per unit, generating total proceeds of $1,972,500. Each Private Placement Unit consists of one Class A ordinary share and one right to receive one-sixth (1/6th) of one Class A ordinary share of BPAC.

The Private Placement Units are identical to the Units sold in the IPO except with respect to certain registration rights and transfer restrictions, as described in the BPAC’s registration statement related to the IPO. Additionally, the Sponsor agreed not to transfer, assign or sell any of the Private Placement Units or underlying securities (except in limited circumstances, as described in the registration statement) until after the completion of BPAC’s initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Private Placement Units and the underlying securities.

The Private Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transaction did not involve a public offering.

Use of Proceeds from IPO and Private Placement

As of November 13, 2025, a total of $57,500,000 of the net proceeds from the IPO and the Private Placement were deposited in a trust account established for the benefit of BPAC’s public shareholders.

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse merger in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SINGAUTO expecting to have a majority of the voting power of PubCo, SINGAUTO’s senior management comprising substantially all of the senior management of PubCo, the relative size of SINGAUTO compared to PubCo, and SINGAUTO operations comprising the ongoing operations of PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SINGAUTO issuing stock for the net assets of PubCo, accompanied by a recapitalization. The net assets of PubCo will be stated at historical cost, with no goodwill or other intangible assets recorded.

BPAC’s Board of Directors’ Reasons for Approval of the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the BPAC Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, BPAC and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the BPAC Board reviewed the various industry information and financial data and the evaluation of materials provided by SINGAUTO. The BPAC Board also obtained from Revere Securities LLC, a valuation services firm (“Revere”), a fairness opinion on which to base its assessment (see Annex C).

The BPAC Board unanimously approved the Merger Agreement, the Business Combination, and all other related transactions.

The BPAC Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating the terms of the Merger Agreement and Business Combination transaction and/or prepare a report concerning approval of the Business Combination. The Business Combination is not structured so that the approval of at least a majority of the unaffiliated shareholders of the BPAC is required for consummation of the Business Combination.

The BPAC Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of these factors, the BPAC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the BPAC Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In addition to the factors described above, the BPAC Board also considered the structure of the Business Combination, including the form of the transaction and the jurisdictions involved, and the reasons why such structure was appropriate under the circumstances. In evaluating the structure, the BPAC Board considered input from BPAC’s management, legal counsel and tax advisors.

The BPAC Board recognized that the Company’s principal operations, management team and research and development activities are located in Singapore and that the Company is subject to Singapore tax laws and regulatory considerations. Accordingly, the BPAC Board considered that the structure of the Business Combination needed to be designed in a manner that would be tax-efficient from a Singapore tax perspective, preserve the Company’s existing operational footprint and minimize disruption to its ongoing business. The BPAC Board believed that alternative transaction structures that did not appropriately account for Singapore tax considerations could result in adverse tax consequences, increased complexity, or operational inefficiencies following the closing of the Business Combination.

The BPAC Board also considered that the Business Combination structure would permit BPAC’s public shareholders to remain invested on substantially the same economic terms, subject to their redemption rights, while enabling the combined company to become publicly traded without requiring a reorganization of BPAC’s shareholder base. The BPAC Board believed that this structure appropriately balanced the interests of BPAC’s shareholders with the Company’s desire to access the U.S. public capital markets while maintaining its Singapore-based operations.

In addition, the BPAC Board considered that the selected structure would provide flexibility to support the Company’s anticipated future growth, including potential collaborations, financings and strategic transactions, while maintaining compliance with applicable tax, regulatory and corporate governance requirements in Singapore and other relevant jurisdictions. The BPAC Board believed that the structure of the Business Combination was therefore appropriate and in the best interests of BPAC and its shareholders in light of the Company’s business, geographic footprint and long-term strategic objectives.

Recommendations of the Board and Reasons for the Business Combination

The BPAC Board recommends that BPAC shareholders vote:

●	FOR the Reincorporation Merger Proposal;

●	FOR the Business Combination Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Advisory Governance Proposals;

●	FOR the Equity Incentive Plan Proposal; and

●	FOR the Adjournment Proposal.

Emerging Growth Company

Each of BPAC and PubCo is, and consequently, following the Business Combination, PubCo will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, PubCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find PubCo’s securities less attractive as a result, there may be a less active trading market for PubCo’s securities and the prices of PubCo’s securities may be more volatile.

PubCo will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the first public sale of common equity securities, (b) in which PubCo has total annual gross revenue of at least $1.235 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of the PubCo ordinary shares that is held by non-affiliates equals or exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which PubCo has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Summary Risk Factors

The Business Combination, BPAC and SINGAUTO are subject to numerous risks and uncertainties. In evaluating the Business Combination and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. Some of these risks are summarized below. References in the summary below to “SINGAUTO” generally refer to SINGAUTO in the present tense or to the Combined Company from and after the Business Combination.

The following summarizes certain principal factors that make an investment in the Combined Company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing BPAC’s, SINGAUTO’s and/or the Combined Company’s business.

You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” of this proxy statement/prospectus. Such risks include, but are not limited to:

Risks Related to SINGAUTO’s Business and Industry

●	We have a limited operating history and face significant challenges in the refrigerated commercial electric vehicle (EV) industry for cold-chain logistics, which may render the evaluation of our business and prospects difficult and may increase the risk of your investment.

●	Our business model has yet to be fully tested. Any failure to implement our strategic plans could have a material adverse effect on our business, harm our reputation and result in substantial liabilities that exceed our resources.

●	Our ability to develop and manufacture refrigerated commercial electric vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

●	If we cannot successfully overcome the barriers to commercializing our refrigerated commercial electric vehicles, our business will be negatively impacted.

●	We depend and expect to continue to significantly depend on revenue generated from a limited number of vehicle models.

●	We may experience significant delays in the development, launch, production or delivery of refrigerated commercial electric vehicles, which could harm our business and prospects.

●	Manufacturing in collaboration with partners is subject to risks.

●	Our business may be subject to risks associated with manufacturing, cost overruns and delays, and other contingencies that may arise in the course of constructing or preparing our manufacturing facilities.

●	We need to develop complex technology and operating systems, both internally and in coordination with third-party research and development partners, vendors and suppliers, to support the production, commercialization and operation of our refrigerated commercial electric vehicles and solutions, and we cannot assure you that such systems will be successfully developed.

●	The refrigerated commercial electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles or increase our operating costs.

●	Our future growth is dependent upon customers’ willingness to adopt refrigerated commercial electric vehicles and related services and solutions. If the market for refrigerated commercial electric vehicles does not develop or develops slower than we expect, our business, prospects, results of operations and financial condition will be adversely affected.

●	We have a limited number of customers arrangements and non-binding memoranda of understanding for our refrigerated commercial electric vehicles, and we cannot guarantee that non-binding memoranda of understanding will be converted into actual orders.

●	If there is inadequate access to charging infrastructure in the markets in which we operate or intend to operate, our business will be materially and adversely affected.

●	We may need to raise additional funds, which may not be available on terms favorable to us or our shareholders or at all when needed.

●	We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

●	If we fail to scale our business operations or otherwise manage our future growth effectively as we seek to commercialize and grow our company, we may not be able to produce, market, service and sell (or lease) our refrigerated commercial electric vehicles or related products and services successfully.

●	We may fail to compete effectively in the zero-emission cold-chain transportation industry.

●	The unavailability, reduction or elimination of government and economic subsidies could have a material adverse effect on our business, prospects, results of operations and financial condition.

●	Performance issues with our refrigerated commercial electric vehicles could adversely affect our commercialization, reputation and future sales.

●	We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.

●	Increases in costs, disruption of supply or shortage of raw materials and key components, particularly battery cells or battery packs, could harm our business.

●	Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

●	Any unauthorized access or control of our vehicles and systems of our vehicles and related systems could result in loss of confidence in us and our vehicles and harm our business.

●	We may not be able to protect our intellectual property rights which may adversely affect our competitive position and disrupt our business.

●	We face various challenges and risks in connection with our expansion into overseas markets.

●	We operate in a highly regulated environment regarding vehicle safety, homologation, and environmental standards in Singapore.

●	We are subject to stringent requirements pursuant to Singapore’s data protection and data security laws and regulations, and any contravention of these requirements could result in severe penalties and reputational damage.

Risks Related to BPAC’s Business and the Business Combination

●	If BPAC is deemed to be an investment company for purposes of the Investment Company Act, BPAC would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, BPAC would likely abandon its efforts to consummate an initial business combination and would seek to liquidate and dissolve instead.

●	To mitigate the risk that BPAC might be deemed to be an investment company for purposes of the Investment Company Act, BPAC may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of an initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, BPAC would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of BPAC.

●	BPAC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about BPAC’s ability to continue as a “going concern.”

●	BPAC will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by February 13, 2027, unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter. In the event of a liquidation, BPAC’s public shareholders are expected to receive approximately $10.[●] per ordinary share and the BPAC Rights will expire worthless.

●	If third parties bring claims against BPAC, the proceeds held in trust could be reduced and the per-share liquidation price received by BPAC’s shareholders may be less than $10.[●].

●	Any distributions received by BPAC shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, the value of BPAC’s assets did not exceed its liability or BPAC was unable to pay its debts as and when they fell due.

●	If BPAC’s due diligence investigation of SINGAUTO was inadequate, then BPAC shareholders following the Business Combination could lose some or all of their investment.

●	BPAC does not have a specified maximum redemption threshold in its Existing Charter. The absence of such a redemption threshold may make it possible for us to consummate the Business Combination with which a substantial majority of our shareholders do not agree.

●	BPAC and SINGAUTO have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by BPAC if the Business Combination is not completed.

●	BPAC’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of PubCo ordinary shares as consideration in the Business Combination. Having a minority share position may reduce the influence that BPAC’s current shareholders have on the management of PubCo.

●	SINGAUTO’s operating and financial results forecast and certain estimates of market opportunity included in this proxy statement/prospectus rely in large upon assumptions and analyses. If these assumptions or analyses prove to be incorrect, SINGAUTO’s actual operating and financial results may be materially different from its forecasted results.

●	BPAC shareholders who wish to redeem their public shares in connection with a proposed business combination must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company

●	Currently, there is no public market for the PubCo ordinary shares. BPAC shareholders cannot be sure that an active trading market will develop for or of the PubCo ordinary shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

●	Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

●	PubCo’s share price may be volatile and could decline substantially.

●	Your ownership percentage in PubCo will be less than the ownership percentage you currently hold in BPAC.

●	If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer;

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

●	There are, and continue to be, uncertainties involving PubCo’s status under U.S. tax law which may adversely affect PubCo’s financial operation or may result in adverse income tax consequences to U.S. Holders.

Sponsor Transfer Restrictions

Pursuant to a letter agreement, dated November 11, 2025, entered with BPAC, each of the Sponsor and BPAC’s, directors and officers have agreed to restrictions on its ability to transfer, assign, or sell the initial shares and private units, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Class B Ordinary Shares	The earlier (1) 180 days after the completion of BPAC’s initial business combination; or (2) the date following the consummation of BPAC’s initial business combination on which BPAC completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property (the “Lock-Up”). Notwithstanding the foregoing, the initial shares will be released from the Lock-Up if (1) the reported closing price of BPAC ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after BPAC’s initial business combination or (2) BPAC completes a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of BPAC shareholders having the right to exchange their shares for cash, securities or other property.	Blueport Acquisition Corporation; William Rosenstadt; Kulwant Sandher; Yarona Yieh; Scott Silverman; Steven Sanders	Transfers permitted (a) to BPAC or A.G.P./Alliance Global Partners, the representative of the underwriters in the IPO (“A.G.P.”)’s officers, directors, advisors or consultants, any affiliate or family member of any of BPAC or A.G.P.’s officers, directors, advisors or consultants, any members or partners of the sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of the sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, in connection with an extension of the completion window or in connection with the consummation of a business combination at prices no greater than the price at which the shares or units were originally purchased; (f) pro rata distributions from the sponsor or A.G.P. to its respective members, partners or shareholders pursuant to the sponsor’s or A.G.P.’s limited liability company agreement or other charter documents; (g) by virtue of the laws of the Cayman Islands or the sponsor’s limited liability company agreement upon dissolution of the sponsor or upon dissolution of A.G.P., (h) in the event of BPAC’s liquidation prior to its consummation of its initial business combination; (i) in the event that, subsequent to BPAC’s consummation of an initial business combination, BPAC completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property or (j) to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (a) through (g); provided, however, that in the case of clauses (a) through (g) and clause (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.

Units in private placement	30 days after the completion of BPAC’s initial business combination	Blueport Acquisition Corporation	Transfers permitted (a) to BPAC or A.G.P.’s officers, directors, advisors or consultants, any affiliate or family member of any of BPAC or A.G.P.’s officers, directors, advisors or consultants, any members or partners of the sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of the sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, in connection with an extension of the completion window or in connection with the consummation of a business combination at prices no greater than the price at which the shares or units were originally purchased; (f) pro rata distributions from the sponsor or A.G.P. to its respective members, partners or shareholders pursuant to the sponsor’s or A.G.P.’s limited liability company agreement or other charter documents; (g) by virtue of the laws of the Cayman Islands or the sponsor’s limited liability company agreement upon dissolution of the sponsor or upon dissolution of A.G.P., (h) in the event of BPAC’s liquidation prior to its consummation of its initial business combination; (i) in the event that, subsequent to BPAC’s consummation of an initial business combination, BPAC completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property or (j) to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (a) through (g); provided, however, that in the case of clauses (a) through (g) and clause (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements

Upon the Closing, the Purchaser, the Sponsor and each Company shareholder who will hold 5% or more of PubCo ordinary shares immediately after the Closing, will enter into lock-up agreements, pursuant to which the Sponsor and such shareholders will, subject to certain customary exceptions, agree not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any of the PubCo ordinary shares beneficially owned by such shareholders (the “Lock-up Shares”) until the earlier of (1) 180 days after the completion of the Business Combination; or (2) the date following the consummation of Business Combination on which the Purchaser completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property. Notwithstanding the foregoing, the Lock-up Shares will be released from the lock-up if (1) the reported closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after the completion of the Business Combination.

SELECTED HISTORICAL FINANCIAL DATA OF BPAC

BPAC’s balance sheet data as of June 30, 2026 and the statement of operations data for the six months ended June 30, 2026 are derived from BPAC’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The audited balance sheet data of BPAC as of December 31, 2025 and the audited statement of operations data of BPAC for the period January 13, 2025 (inception) to December 31, 2025 are derived from BPAC’s financial statements included elsewhere in this proxy statement/prospectus.

The historical results of BPAC included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of BPAC. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BPAC” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the Six Months Ended June 30, 2026	For the Year Ended December 31, 2025
Statement of Operations Data:
Loss from operations	(786,995)	$(304,193)
Net income (loss)	237,755	$(19,738)
Weighted average shares outstanding – redeemable Class A ordinary shares	5,750,000	784,091
Basic and diluted net income per redeemable Class A ordinary shares	$0.14	$0.46
Weighted average shares outstanding – non-redeemable Class A and Class B ordinary shares	1,634,750	1,276,543
Basic and diluted net loss per non-redeemable Class A and Class B ordinary shares	$(0.26)	$(0.30)

	As of June 30, 2026	As of December 31, 2025
Balance Sheet Data:
Total cash	$29,180	$480,852
Total assets	$58,915,732	$58,327,817
Total liabilities	$1,635,416	$1,285,257
Total shareholders’ equity	$1,054,201	$3,702,071

	For the Six Months Ended June 30, 2026	For the Year Ended December 31, 2025
Statement of Cash Flows Data:
Net cash used in operating activities	$(641,672)	$(231,448)
Net cash used in investing activities	$-	$(57,500,000)
Net cash provided by financing activities	$190,000	$58,212,300

SELECTED HISTORICAL FINANCIAL INFORMATION of SINGAUTO

The following table sets forth selected historical consolidated financial information of SINGAUTO. The consolidated statements of operations data for the years ended March 31, 2026 and 2025 and the consolidated balance sheets data as of March 31, 2026 and 2025 of SINGAUTO, that are derived from SINGAUTO’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

The following information is only a summary and should be read in conjunction with SINGAUTO’s audited consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus and information discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SINGAUTO.” SINGAUTO’s audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of SINGAUTO’s future performance.

	For the Year Ended March 31, 2026	For the Year Ended December 31, 2025
Statement of Operations Data:
Loss from operations	$(9,558,562)	$(7,190,260)
Net loss	(9,250,589)	$(7,177,076)
Weighted average shares outstanding – non-redeemable ordinary shares	119,587,864	103,706,795
Basic and diluted net loss per non-redeemable ordinary shares	$(0.08)	$(0.07)
Weighted average shares outstanding – redeemable ordinary shares	2,500,000	2,143,836
Basic and diluted net loss per redeemable ordinary shares	$(0.07)	$(0.08)

	As of March 31, 2026	As of December 31, 2025
Balance Sheet Data:
Total cash	$45,022,608	$45,049,754
Total assets	$60,429,476	$63,150,906
Total liabilities	$32,712,106	$25,263,134
Total mezzanine equity	$2,000,000	$2,000,000
Total shareholders’ equity	$25,717,370	$35,887,772

	For the Year Ended March 31, 2026	For the Year Ended December 31, 2025
Statement of Cash Flows Data:
Net cash used in operating activities	$(2,743,449)	$(7,549,483)
Net cash (used in) provided by investing activities	$(2,671)	$1,639,733
Net cash provided by financing activities	$2,831,537	$50,528,864

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in this proxy statement/prospectus, before making a decision on the Business Combination. These risks could have a material adverse effect on the business, financial conditioning and results of operations of the Combined Company, and could adversely affect the trading price of the Combined Company’s securities following the business combination.

Risks Related to SINGAUTO’s Business and Industry

References in this subsection to “we,” “our,” “us” or “our Company” refer to (1) SINGAUTO Inc, prior to the consummation of the Business Combination, and (2) PubCo, after the consummation of Business Combination, unless otherwise specified.

We have a limited operating history and face significant challenges in the refrigerated commercial electric vehicle (EV) industry for cold-chain logistics, which may render the evaluation of our business and prospects difficult and may increase the risk of your investment.

We commenced our operations in 2023. As we only have a limited operating history in the refrigerated commercial electric vehicle industry for cold-chain logistics, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as an early-stage company and a new entrant into these fast-developing industries, including our ability to:

●	design, develop and manufacture our refrigerated commercial electric vehicles;

●	accurately estimate the demand for our products and services:

●	enhance our service capabilities to meet customer needs;

●	expand and deploy our charging network;

●	increase our sales and marketing activities;

●	expand our design, development, maintenance and repair capabilities;

●	attract, retain and motivate talented employees;

●	improve and maintain our operating efficiency;

●	navigate an evolving and complex regulatory environment in different countries; and

●	manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, results of operations and financial condition could be adversely affected. We have a limited operating history on which investors can base an evaluation of our business, results of operations and prospects. We have not commenced commercial sales of our vehicles and have not generated revenue from vehicle sales or related services. It is difficult to predict our future revenue and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates, or if we adjust our estimates in future periods, our results of operations and financial position could be materially affected. The projected financial information appearing elsewhere in this proxy statement/prospectus has been prepared by management and reflects current estimates of future performance. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment, and may not even occur. As such, the projections are subject to uncertainties due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes.

Our business model has yet to be fully tested. Any failure to implement our strategic plans could have a material adverse effect on our business, harm our reputation and result in substantial liabilities that exceed our resources.

As a new enterprise, we may encounter difficulties that are beyond our control, including substantial risks and expenses when entering new markets, organizing operations and undertaking marketing activities. We may not be able to estimate the demand for our refrigerated commercial electric vehicles accurately, which could result in various inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict supply and demand for our products, or if we fail to invest in talents, technologies and capital equipment to meet market demand, we could incur additional costs or experience delays. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We cannot assure you that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably.

We will continue to encounter risks and difficulties frequently experienced by companies in the early commercial stage, including scaling up our infrastructure and headcount, as well as unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our industry, we expect to continue to incur substantial operating expenses without generating sufficient revenue to cover expenditures in the near term. As such, any investment in us may result in the loss of your investment.

Our ability to develop and manufacture refrigerated commercial electric vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

Our business depends in large part on our ability to develop, manufacture, market and sell our refrigerated commercial electric vehicles. We have completed the research, development, prototyping and validation testing of the S1 vehicle and expect to launch the vehicle in the fourth quarter of 2026, with commercial production and deliveries targeted for the first quarter of 2027. We have also finalized the research, development and prototyping of the V1 vehicle and currently expect to launch this model in the fourth quarter of 2026 and commence its mass production and deliveries in the third quarter of 2027. The continued development of and the ability to manufacture our refrigerated commercial electric vehicles at scale are and will be subject to risks, including with respect to:

●	our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software, or services necessary to engineer or manufacture parts or components of our vehicles;

●	our ability to secure necessary funding, components, services, or licenses on acceptable terms and in a timely manner;

●	delays by us in delivering final component designs to our suppliers;

●	our or our partners’ ability to manufacture or assemble vehicles within specified design tolerances;

●	quality controls, including within our manufacturing operations, that prove to be ineffective or inefficient;

●	defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, including product recalls, and design changes;

●	delays, disruptions or increased costs in our supply chain, including raw material supplies;

●	other delays, backlog in manufacturing and research and development of new models, and cost overruns;

●	obtaining required regulatory approvals and certifications;

●	compliance with environmental, safety, and similar regulations; and

●	our ability to attract, recruit, hire, retain and train skilled employees.

To date, we have limited experience, as a company, designing, testing, manufacturing, marketing, and selling our vehicles and therefore cannot assure you that we will be able to meet customer expectations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If we cannot successfully overcome the barriers to commercializing our refrigerated commercial electric vehicles, our business will be negatively impacted.

The market for vehicles used in the cold-chain logistic industry has significant entry barriers, including substantial capital requirements, investment costs of designing and modifying vehicles, long lead times to bring vehicles to market from the concept and design stage, specialized design and development expertise, regulatory requirements, brand establishment, and setting up sales and distribution networks. In addition, our planned commercialization strategy depends in part on our ability to coordinate mass production with manufacturing partners, which may involve challenges relating to production readiness, supplier coordination, quality control, production scheduling, regulatory certification and the ability of such partners to manufacture vehicles at the required scale and specifications. If we fail to surmount these barriers, or if our manufacturing partners are unable to support production on the timelines, volumes, costs or quality standards we expect, our ability to grow our business will be harmed, and our business, prospects, results of operations and financial condition will be materially and adversely affected.

We may also be required to make substantial additional investments to keep our vehicles and related technologies competitive as customer requirements, regulatory standards and industry technologies continue to evolve. Future upgrades to our vehicle platforms, battery systems, refrigeration and temperature-control functions, connected monitoring systems, software, driver-assistance capabilities, charging-related functions or other technologies may require significant expenditures for research and development, engineering, tooling, testing, validation, certification and supplier integration. If we are unable to make these investments on a timely or cost-effective basis, or if such upgrades do not perform as expected or achieve customer acceptance, our products may become less competitive and our commercialization efforts could be materially and adversely affected.

We depend and expect to continue to significantly depend on revenue generated from a limited number of vehicle models.

Our business heavily depends on the successful development, launch and commercialization of a limited number of refrigerated commercial electric vehicles models. We have been developing our initial vehicle models, including the S1 refrigerated intelligent commercial electric van, or S1 vehicle, and the V1 refrigerated commercial electric van, or V1 vehicle. We have completed the development and prototyping of both models, and expect to commence mass production and deliveries of the S1 vehicles and V1 vehicles in the fourth quarter of 2026 and the third quarter of 2027, respectively. If our product variety and release cycles do not meet customer expectations, or if our vehicles cannot be produced on our projected timelines and cost and volume targets in collaboration with vehicle manufacturers, our future sales will be adversely affected. As we will primarily depend on a limited number of models for the foreseeable future, any particular model that is not well-received by the market could materially and adversely affect our sales, and consequently, our business, results of operations and financial condition.

We may experience significant delays in the development, launch, production or delivery of refrigerated commercial electric vehicles, which could harm our business and prospects.

Automotive companies often experience delays in the development, manufacturing and commercial release of new vehicle models. If we experience delays the launch, production or delivery of refrigerated commercial electric vehicles, including our initial vehicle models or any future vehicle models or configurations we may develop, our growth prospects could be adversely affected as we may fail to achieve expected customer adoption or market share. Furthermore, our commercialization plan depends in part in third-party contract manufacturers, suppliers and other partners for manufacturing support and for the provision and development of key components and materials used in our vehicles. If our manufacturing partners and suppliers experience any delays in providing us with necessary services, components or products, we could experience delays in in meeting our development, production or delivery timelines. Any of the foregoing could materially and adversely affect our brand, business, prospects, results of operations and financial condition.

Manufacturing in collaboration with partners is subject to risks.

Our planned manufacturing model may involve in-house manufacturing arrangements, third-party manufacturers, suppliers, assembly partners and other business partners, including the importation of semi knocked-down, or SKD, parts from original equipment manufacturers for knocked-down, or KD, assembly production in selected target markets. This model is subject to operational risks that may be beyond our control. We could experience production and delivery delays if our manufacturing partners, suppliers or assembly partners do not meet agreed-upon timelines, experience capacity constraints, encounter financial difficulties or face operational challenges. We may also have disputes with our manufacturing partners, suppliers or other business partners. In addition, we and our brand image could be affected by adverse publicity or public sentiment regarding our manufacturing partners or suppliers, whether or not such publicity or public sentiment is related to their collaboration with us. We expect to rely on our manufacturing partners and suppliers meet applicable quality standards, production specifications and regulatory requirements, and we cannot assure you that we will be able to maintain consistent quality standards across our planned manufacturing and assembly arrangements. If our manufacturing partners or suppliers fail to maintain necessary approvals or certificates for vehicle manufacturing or for the manufacturing of specific products or fail to obtain new approvals or certificates for our future products, we could experience production delays, supply interruptions, disputes with partners or customers, which could have a material impact on our business.

If we are unable to enter into or maintain manufacturing, supply or assembly arrangements with third-party partners on acceptable terms and conditions, we may need to identify alternative partners or increase our own manufacturing or assembly capabilities. Any transition to new third-party manufacturers or assembly partners, or any increase in our own manufacturing or assembly capacity, may be more time-consuming and costly than expected. In particular, our planned manufacturing facility in Abu Dhabi is currently in the planning stage and is expected to become ready for production in or around the second half of 2027, subject to developments in the Iran conflict, construction progress, equipment installation, regulatory approvals, supply chain readiness and other factors. If we are unable to implement our planned manufacturing model, including through our planned KD/SKD assembly strategy, our ability to commence commercial production and delivery of our vehicles may be materially and adversely affected.

Our business may be subject to risks associated with manufacturing, cost overruns and delays, and other contingencies that may arise in the course of constructing or preparing our manufacturing facilities.

We plan to operate a manufacturing facility in Abu Dhabi, United Arab Emirates, to support our KD/SKD assembly production strategy. As of the date of this proxy statement/prospectus, the facility is in the planning stage, and we expect it to become ready for production in or around the second half of 2027, subject to developments in the Iran conflict, construction progress, equipment installation, regulatory approvals, supply chain readiness and other factors. The conflict involving Iran may affect planning and activities relating to our leasehold land in the UAE, as well as regional operating conditions, including labor and shipping costs, contractor availability, construction schedules, logistics and regulatory or administrative processes, any of which could delay the readiness of the Abu Dhabi facility.

In addition, we have entered into two non-binding memoranda of understanding with THi Holding Management Corporation, or THi, relating to the proposed acquisition by THi or its designated affiliate of our UAE subsidiary, SingAuto Manufacturing L.L.C-S.P.C., and the proposed leaseback to us of a portion of the customized factory buildings to be constructed on the project land within KEZAD, Abu Dhabi for our KD/SKD assembly operations. See “Information About SINGAUTO — Properties” for more information. The proposed transactions with THi are subject to due diligence, regulatory approvals, definitive documentation and other conditions, and there can be no assurance that they will be completed on the terms currently contemplated or at all. If the proposed transactions are not completed, or if THi or its designated affiliate fails to develop, construct, operate or make the leased premises available to us on the expected timeline and on commercially acceptable terms, our planned Abu Dhabi manufacturing operations could be disrupted or delayed, and our business, prospects, results of operations and financial condition could be materially and adversely affected.

The construction and preparation of our planned KD assembly facilities may be subject to applicable local laws, regulations, permits and approvals relating to building, safety, environmental protection, land use, utilities, manufacturing and related matters. These requirements, together with contractor performance, equipment installation, supply chain readiness and other contingencies, may cause delays or cost overruns or prevent the construction. Material delays or cost overruns, or inability to construct our facilities could delay our production readiness, commercial production and deliveries, and could have a material adverse effect on our business, prospects, results of operations and financial condition.

We need to develop complex technology and operating systems, both internally and in coordination with third-party research and development partners, vendors and suppliers, to support the production, commercialization and operation of our refrigerated commercial electric vehicles and solutions, and we cannot assure you that such systems will be successfully developed.

Our vehicles and related services and solutions will require a substantial amount of third-party and internally developed software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our third-party research and development partners, suppliers and other technical resources in order to produce, commercialize and support the operation of our refrigerated commercial electric vehicles and related services and solutions. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted, and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

Our research and development efforts may not yield the expected results.

Technological innovation is critical to our success, and our technology capabilities depend on research and development efforts conducted both through internal coordination and collaborations with third-party research and development partners. We have been investing heavily in our research and development efforts. In the fiscal years ended March 31, 2025 and 2026, we incurred research and development expenses of approximately US$4.9 million and US$5.2 million, respectively, accounting for approximately 67.5% and 54.0% of our total operating expenses in the same periods, respectively. Given the rapid technological changes in the industry, we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and we cannot assure you that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position.

In addition to our internal capabilities, we also rely on  technologies, technical support and development efforts of third-party research and development partners, suppliers and other external technical resources s to enhance the performance of our vehicles. We plan to upgrade our current and planned models and introduce new models in collaboration with relevant vehicle manufacturers in order to equip our vehicles with the latest technologies, which could involve substantial costs and lower our return on investment for existing models. We cannot assure you that we will be able to equip our vehicles with the latest technologies. Even if we are able to keep pace with technological advancement and develop new models, prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

The refrigerated commercial electric vehicle industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles or increase our operating costs.

We may be unable to keep up with changes in electric vehicles, the cold-chain logistics industry or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine vehicles or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced refrigerated commercial electric vehicles, which could result in the loss of competitiveness of our vehicles, reduced or delayed revenue generation and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel, electric vehicle technology and refrigeration cold chain technology. As technologies change, we plan to upgrade or adapt our vehicles and related services and solutions with the latest technology. However, our vehicles and related services and solutions may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our vehicles. Additionally, the introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production of our vehicles and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Our future growth is dependent upon customers’ willingness to adopt refrigerated commercial electric vehicles and related services and solutions. If the market for refrigerated commercial electric vehicles does not develop or develops slower than we expect, our business, prospects, results of operations and financial condition will be adversely affected.

The market for refrigerated commercial electric vehicles, is relatively new and untested and is expected to experience technology innovation, intense price competition among numerous competitors, evolving regulations and industry standards, and unpredictable customer preferences. Our growth is highly dependent upon customers’ shift towards alternative fuel and electric vehicles.

Factors that may influence the adoption of refrigerated commercial electric vehicles include but are not limited to the following, most of which are beyond our control:

●	public perception of the quality, safety, design, performance and cost of vehicles, especially if adverse events or accidents arise that are linked to the quality or safety of our vehicles;

●	general concerns about vehicle safety, including the use of advanced technologies, such as vehicle electronics, autonomous driving and storage and regenerative braking systems;

●	the premium in the anticipated initial purchase prices of our refrigerated commercial electric vehicles over those of traditional trucks powered by internal combustion engines or other alternative energy sources, both including and excluding the effect of possible government and other subsidies and incentives designed to promote the purchase of vehicles powered by clean energy;

●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating costs, including charging cost and maintenance costs;

●	the decline of vehicle efficiency resulting from deterioration over time in the ability of the battery to hold a charge;

●	concerns over the availability of charging stations, including those that we or our partners may develop or facilitate, which could impede our present efforts to promote refrigerated commercial electric vehicles as a desirable alternative to traditional diesel trucks for the cold-chain logistics industry.

●	improvements in fuel efficiency of traditional internal combustion engines;

●	access to maintenance and repair services, as well as adequate insurance policies, for our vehicles;

●	the availability and terms of financing options for our customers to purchase or lease our vehicles;

●	volatility in the cost of energy, oil, gasoline and hydrogen;

●	the availability of tax benefits and other governmental incentives for purchasing and operating refrigerated commercial electric vehicles, or regulations requiring increased use of non-polluting trucks;

●	the availability of tax benefits and other governmental incentives for the sale of electric commercial vehicles

●	corporate sustainability initiatives; and

●	macroeconomic factors.

If, in weighing these factors, our potential customers determine that there is not a compelling business justification for purchasing refrigerated commercial electric vehicles in general or those designed and sold by us, then the market for such vehicles may not develop as we expect or may develop more slowly than we expect, which would materially and adversely affect our business, prospects, results of operations and financial condition.

We have a limited number of customers arrangements and non-binding memoranda of understanding for our refrigerated commercial electric vehicles, and we cannot guarantee that non-binding memoranda of understanding will be converted into actual orders.

As of the date of this proxy statement/prospectus, we had entered into memoranda of understanding with 18 potential customers from the PRC, Hong Kong, Australia, South Korea, Southeast Asia and Middle East, covering approximately 14,000 S1 vehicles. These memoranda of understanding are generally non-binding and remain subject to further negotiation, customer requirements, financing arrangements, production schedules and the execution of definitive agreements. Our non-binding memoranda with potential customers do not represent assured sales and may not be converted into actual orders. In particular, we cannot ensure that these potential customers have or will have the financial capacity to place orders or that their interest in our products will persist. In addition, we have only received limited deposits from some of these potential customers, and they have no obligation to make purchases under those non-binding memoranda of understanding. Furthermore, these potential customers may not perform as expected and, therefore, may not have the means or market demand to convert the non-binding memoranda of understanding into real orders. If we fail to convert these arrangements into binding orders or secure long-term contracts for volume sales, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Even if we secure more orders, customers may cancel their orders for various reasons or limit their initial purchases as they assess our refrigerated commercial electric vehicles and contemplate a broader transition to other alternative solutions. Their decision-making will depend on the safety, reliability, efficiency and quality of our products, as well as the support and service that we are able to provide or facilitate. It will also depend on factors beyond our control, such as general market conditions and broader trends in transportation, including fleet management, and the availability and cost of charging infrastructure, and the availability and attractiveness of other clean-energy vehicle solutions. As a result, there is significant uncertainty concerning the demand for our products and our potential growth rate.

We have depended on a limited number of vendors, service providers and related parties for a significant portion of our purchases.

For the year ended March 31, 2026, two vendors accounted for 10% or more of our total purchases, representing 42.9% and 14.9%, respectively, of our total purchases for that year. For the year ended March 31, 2025, two other vendors accounted for 10% or more of our total purchases, representing 30.9% and 26.9%, respectively, of our total purchases for that year.

These arrangements did not consist primarily of raw material supply or contract manufacturing arrangements. Instead, our concentrated purchases during the periods presented consisted primarily of (i) intangible assets and demo vehicles purchased from Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, and rent paid to Abu Dhabi Ports Company PJSC for a plot of land in the United Arab Emirates for the year ended March 31, 2026, and (ii) visual identity system design services and outsourced human resources services provided by third-party vendors for the year ended March 31, 2025. The design services have been completed, and the human resource outsourcing service contract expired on March 31, 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SINGAUTO - Key Factors Affecting Our Results of Operations - Related-party transactions and concentration” for more information.

Our historical reliance on a limited number of vendors and related parties may expose us to concentration risk, related-party dependency risk and liquidity risk. Although certain of the arrangements described above have been completed or have expired, we may continue to rely on a limited number of vendors, service providers or related parties in the future. If any such vendor or service provider terminates or materially changes its relationship with us, increases pricing, changes payment terms, is unable or unwilling to continue to provide services, technology support or funding, or if we are unable to obtain comparable services or financing from alternative third parties on acceptable terms or in a timely manner, our research and development activities, commercialization plans, liquidity, cost structure and results of operations could be materially and adversely affected.

In addition, because certain of these arrangements involve related parties, conflicts of interest may arise. There can be no assurance that historical or future related-party arrangements will be on terms as favorable to us as those that could be obtained from unaffiliated third parties. Any unfavorable change in these arrangements, any inability to replace them with third-party arrangements, or any failure to manage related-party conflicts appropriately could materially and adversely affect our business, financial condition and results of operations.

Our founder, Chairman and Chief Executive Officer, Mr. Yuqiang Liu, indirectly controls Xinshiya Shanghai, our licensed commercial partner in the PRC, which may give rise to conflicts of interest and could adversely affect our commercialization strategy.

We have granted Xinshiya Automotive (Shanghai) Co., Ltd., or Xinshiya Shanghai, a non-exclusive, non-transferable and revocable license to use certain of our intellectual property solely within the PRC, in exchange for a royalty equal to 22% of Xinshiya Shanghai’s net sales from our products within the PRC, pursuant to an intellectual property license agreement dated March 9, 2026, or the Intellectual Property License Agreement. See “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO” and “Business of SINGAUTO — Material Intellectual Property Agreements” for more information. Xinshiya Shanghai is indirectly controlled by Mr. Yuqiang Liu, our founder, Chairman and Chief Executive Officer, through his approximately 78.5% ownership interest in Singauto Tech Inc., which holds Singauto Limited (HK), the parent company of Xinshiya Shanghai. As a result, Mr. Liu has interests in both SINGAUTO and Xinshiya Shanghai, which could give rise to actual or perceived conflicts of interest in connection with the terms and administration of the Intellectual Property License Agreement and our PRC commercialization strategy.

These conflicts may include, among other things, conflicts relating to royalty pricing, royalty calculation and reporting, audit arrangements, collection and timing of payments, customer allocation, decisions whether to amend, renew or terminate the Intellectual Property License Agreement, and any future decision by SINGAUTO to directly enter the PRC market or appoint additional licensees. Although the royalty rate was determined on an arm’s-length basis and the Intellectual Property License Agreement provides us with audit rights to verify royalty calculations, we cannot assure you that the terms of this arrangement are or will remain as favorable to us as terms we could obtain from an unaffiliated third party.

Although we have no current plans to directly market or sell vehicles in the PRC ourselves or to appoint additional licensees in the PRC and, accordingly, do not currently expect to compete with Xinshiya Shanghai in the PRC market, the license granted to Xinshiya Shanghai is non-exclusive, and we retain the right to grant similar licenses to other parties in the PRC or to otherwise exploit our intellectual property in the PRC ourselves. Any future competition between SINGAUTO or its other licensees and Xinshiya Shanghai, any failure by Xinshiya Shanghai to accurately report or timely pay royalties, any dispute regarding the terms or performance of the Intellectual Property License Agreement, or any termination or material amendment of the agreement could adversely affect our ability to commercialize our products and technologies in the PRC market and could materially and adversely affect our business, results of operations and financial condition.

If there is inadequate access to charging infrastructure in the markets in which we operate or intend to operate, our business will be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability of a charging infrastructure. We may seek to support our customers’ charging needs through charging-related solutions, including, where practicable and directly or through partners, customer-location or depot-based charger installation and access to third-party publicly accessible charging infrastructure. We have very limited experience in the actual provision of our charging solutions to customers and providing these services is subject to challenges, which include:

●	successful integration with existing third-party charging networks;

●	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

●	access to sufficient charging infrastructure;

●	obtaining any required permits, land use rights and filings;

●	the potential for lack of customer acceptance of our charging solutions; and

●	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than petrol stations. Some potential customers may choose not to purchase our vehicles because of the lack of a more widespread charging infrastructure. Further, to provide our customers with access to sufficient charging infrastructure, we will rely on the availability of, and successful integration of our vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for electric vehicles, including ours. For example, where charging bays exist, the number of vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our reputation and business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

We may need to raise additional funds, which may not be available on terms favorable to us or our shareholders or at all when needed.

The design, development and commercialization of refrigerated commercial electric vehicles and the operation of cold-chain logistic ecosystem are capital-intensive businesses. Our business plan to develop and commercialize our refrigerated commercial electric vehicles and related support services will require continued capital investment to fund operations, continue research and development activities and establish or improve manufacturing and operational facilities. Although we have obtained financing to date, we cannot assure you that we will have access to additional capital required for our operations on favorable terms when required or at all. If we cannot raise additional funds when we need them, our business, prospects, results of operations and financial condition could be materially and adversely affected. We may raise funds by issuing debt securities or through loan arrangements, which could come with high-interest payments, covenants that restrict our business, or other unfavorable terms. We may also raise funds by issuing additional equity securities, which could dilute our existing shareholders.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We incurred net losses of approximately US$7.2 million and US$9.3 million for the fiscal years ended March 31, 2025 and 2026, respectively, and we have not been profitable since our inception. In addition, we had net cash used in operating activities of approximately US$7.5 million and US$2.7 million for the fiscal years ended March 31, 2025 and 2026, respectively. We have made significant up-front investments in research and development, commercialization infrastructure, support capabilities, and sales and marketing to establish and expand our business. We expect to continue to invest significantly in these areas to commercialize and grow our business.

We may not be able to generate sufficient revenues, and we may incur substantial losses for a number of reasons, including insufficient demand for our products and services, increasing competition, challenging macroeconomic environment, and other risks discussed herein. We may also incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we fail to achieve profitability, we may have to reduce the scale of our operations, which will impede our business growth. In addition, our continuous operations depend on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations and financial position.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and commercializing our refrigerated commercial electric vehicles, continued investment in research and development, and building our brand. We expect to incur significant expenses, including research and development expenses, leases, sales and distribution expenses as we build our brand and market our products and services, and general and administrative expenses as we scale our operations, which will impact our profitability. Our ability to become profitable in the future will not only depend on our ability to market our vehicles and other products and services successfully but also to control our costs. If we are unable to cost-efficiently design, develop, manufacture or arrange for the manufacture of, market, sell, distribute and service our vehicles and provide or facilitate related services, or cost-efficiently participate in the above activities, our margins, profitability and prospects will be materially and adversely affected.

If we fail to scale our business operations or otherwise manage our future growth effectively as we seek to commercialize and grow our company, we may not be able to produce, market, service and sell (or lease) our refrigerated commercial electric vehicles or related products and services successfully.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, establishing facilities or expanding manufacturing, sales, service and operational capabilities, and implementing administrative infrastructure, systems, and processes. For example, we currently plan to expand our manufacturing and supply chain operations into selected international markets, including through our planned KD/SKD manufacturing and commercialization strategy. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	attracting and hiring skilled and qualified personnel to support our expanded operations at existing facilities or operations at any facilities we may construct, lease or use in the future;

●	managing a larger organization with a greater number of employees in different functions and geographies;

●	training and integrating new employees into our operations to meet the growing demands of our business;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales, charging and service facilities;

●	managing regulatory requirements and permits, labor issues and controlling costs in connection with the construction of additional facilities or the expansion of existing facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	addressing any new markets and potentially unforeseen challenges as they arise.

We may fail to compete effectively in the zero-emission cold-chain transportation industry.

We expect competition in the emerging zero-emission commercial transportation and cold-chain logistics solutions industry to intensify as new automakers and established automotive players enter the market. Many of our current and potential competitors have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower expected vehicle sales, longer sales cycles, increased customer acquisition costs, increased inventory or downward pricing pressure. We cannot assure you that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of ours, which would adversely affect our competitive position in the market. They may also offer vehicles at more competitive prices, which would have an adverse impact on our commercialization prospects, margins and path to profitability. In addition, rapid technological shifts could render our products outdated, and our research and development might not keep pace or innovate effectively. As a result, we may lose any technological or competitive advantages we may have. Any of the foregoing would materially and adversely affect our business, prospects, results of operations and financial condition.

The unavailability, reduction or elimination of government and economic subsidies could have a material adverse effect on our business, prospects, results of operations and financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, reduced need for such subsidies and incentives due to the perceived success of electric vehicles or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our refrigerated commercial electric vehicles in particular. Certain tax credits, subsidies and other incentives for alternative fuel, electric vehicles, clean transportation initiatives or related technologies may be available in certain jurisdictions, including to customers purchasing such vehicles or other eligible market participants, but there is no guarantee these programs will be available in the future or that our vehicles, customers or business partners will qualify for them. If applicable government subsidies, tax credits or other incentives are reduced, eliminated or not available in the future, customer adoption of our vehicles, our commercialization prospects and our financial condition could be harmed.

Performance issues with our refrigerated commercial electric vehicles could adversely affect our commercialization, reputation and future sales.

Potential design or manufacturing defects in our refrigerated commercial electric may prevent them from meeting performance standards or necessitate repairs. We cannot guarantee that we will be able to detect and fix all the defects in the vehicles’ hardware or software prior to commencing sales. In addition, the performance of our vehicles may not live up to customer expectations or be comparable with other competing vehicles in the market. Any product defects or perceived underperformance can lead to negative publicity, loss of future revenue or anticipated revenue, delays in deliveries, recalls, liability claims, and substantial warranty and related costs, which in turn would materially and adversely affect our business, reputation, prospects, results of operations and financial condition.

We have minimal experience servicing and repairing our refrigerated commercial electric vehicles. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

We have minimal experience servicing and repairing our vehicles. Servicing refrigerated commercial electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including refrigeration knowledge, high voltage training and servicing techniques. We are developing related support and fleet-management capabilities in connection with our vehicle products, including telematics functions, maintenance support, software update capabilities and fleet-management solutions. We may provide certain services directly or through third-party service partners, dealers, service providers, charging infrastructure providers or other local partners. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of refrigerated commercial electric vehicles we deliver increases.

As a result, if we are unable to develop localized service infrastructure or establish an effective service partner network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our business, prospects, financial condition, results of operations, and cash flows.

As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher-than-expected maintenance and repair costs, which may negatively affect our business, prospects, financial condition, results of operations, and cash flows. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of future revenue or anticipated revenue or damages, and our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.

We face an inherent business risk of exposure to warranty claims and product liability in the event that our vehicles or related products fail to perform as expected and, in the case of product liability, such failure results in bodily injury or property damage.

If flaws in the design or manufacture of our vehicles or related products were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we conduct research, development, testing and validation activities, these may not be sufficient to avoid product failures, which could cause us to:

●	lose future revenue or anticipated revenue;

●	incur increased costs, such as warranty expenses and costs associated with customer support;

●	experience delays, cancellations, or rescheduling of orders for our products;

●	experience increased future product returns or discounts; or

●	experience reputation damage.

All of these could adversely affect our results of operations and financial condition.

If any of our vehicles or related products are or are alleged to be defective, we may be required to participate in a recall involving such products. A recall claim brought against us or a product liability claim brought against us may have a material adverse effect on our business.

We may be subject to risks associated with autonomous driving technology.

Our refrigerated commercial electric vehicle may be designed with connectivity and hardware or software interfaces to support the future integration of third-party autonomous-driving technologies. We currently expect to rely on third-party technology providers, rather than developing autonomous-driving technologies in-house, to implement autonomous-driving capabilities for our vehicles. However, we cannot guarantee that we will be able to identify a third party to provide the necessary hardware and software to enable driverless Level 4 or Level 4+ autonomy in an acceptable timeframe, on terms satisfactory to us, or at all. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on system performance, operating environment, user interaction and the behavior of other road users, who may not be accustomed to using or adapting to such technologies. To the extent accidents associated with third-party autonomous-driving technologies integrated into or used with our vehicles occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

Increases in costs, disruption of supply or shortage of raw materials and key components, particularly battery cells or battery packs, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials and key components. Any such increase or supply interruption could materially negatively impact our business, prospects, results of operations and financial condition. We, together with our OEMs, suppliers and manufacturing partners use various raw materials  and components, including aluminum, steel, carbon fiber, non-ferrous metals, such as copper, cobalt and other materials used in electric vehicles and battery cells or battery packs. The prices for these raw materials fluctuate depending on market conditions and global demand, and could adversely affect our business, results of operations and financial condition. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of battery cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	disruption in the supply of battery cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials, such as cobalt, used in battery cells.

Any disruption in the supply of battery cells, battery packs or other key components could temporarily disrupt the production, assembly or deliveries of our refrigerated commercial electric vehicles until a different supplier is fully qualified. Furthermore, fluctuations or shortages in petroleum and other economic conditions, as well as geopolitical conflicts or instability in the regions in which we operate or plan to operate, may cause us to experience significant increases in freight charges and raw material costs and could delay our construction, manufacturing and commercialization plans. For example, although we currently expect our planned manufacturing facility in Abu Dhabi to become ready for production in or around the second half of 2027, developments in the conflict involving Iran may affect regional operating conditions, including labor and shipping costs, contractor availability, construction schedules, equipment installation, logistics coordination, regulatory or administrative processes and supply chain readiness, any of which could delay the readiness of the Abu Dhabi facility. Any continued or further delay in the construction of our UAE factory could increase our costs, require us to rely on alternative manufacturing or assembly arrangements, and adversely affect our ability to commence or scale production and deliveries on our expected timeline. Substantial increases in the prices for our raw materials and key components would increase our expected production and operating costs and could reduce our margins if the increased costs cannot be recouped through increased refrigerated commercial electric vehicles prices. We cannot assure you that we will be able to recoup the increasing costs of raw materials or key components by increasing future vehicle prices.

Our vehicles rely on highly complex, high-voltage lithium-ion battery packs that are subject to risks of thermal runaway, catching fire, or venting smoke and flames, which could result in severe property damage, personal injury, and material adverse effects on our brand and financial condition.

The battery packs installed in our vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as adjacent cells, a cascade phenomenon commonly referred to as “thermal runaway.” Thermal runaway can be triggered by a variety of factors, including internal physical or electrical shorts, manufacturing defects, software malfunctions within the battery management system, improper charging protocols, exposure to extreme operating temperatures, or severe mechanical damage sustained during a vehicle collision.

Any thermal runaway event, explosion, or fire involving our vehicles—or even highly publicized incidents involving the electric vehicles of our competitors—could result in significant property damage, personal injury, or fatalities. Such incidents could subject us to substantial product liability claims, extensive warranty expenses, and costly mandatory or voluntary product recalls. Furthermore, battery safety incidents could result in heightened regulatory scrutiny, investigations, and safety mandates from government agencies. Because the electric vehicle market is still developing, any negative public perception, consumer hesitation, or intense media coverage surrounding EV battery fires could severely damage our corporate reputation, diminish consumer confidence in our safety standards, and ultimately have a material adverse effect on our business, financial condition, and results of operations.

We are highly dependent on the global supply of semiconductors and other critical electronic components. Any prolonged shortage, supply chain disruption, or geopolitical trade restriction could materially adversely affect our production schedules and financial results.

Our refrigerated commercial electric logistics vehicles require numerous high-technology components, including semiconductors and other electronic components. The global automotive industry has historically experienced, and continues to be vulnerable to, severe shortages of semiconductors and other electronic components. Our supply chain is global and highly complex. We source, and expect to continue to source, components from suppliers who, in turn, rely on semiconductor foundries concentrated in a limited number of geographic regions, notably Taiwan and South Korea, and our ability to obtain these components may be affected by conditions in those regions and by the operations of our suppliers and their upstream suppliers.

Consequently, our production capabilities, production readiness and commercialization plans are subject to risks beyond our control, including global foundry capacity constraints, natural disasters in manufacturing hubs, and escalating geopolitical tensions or trade disputes that could disrupt the global flow of microelectronics. Even though certain U.S. or international export controls and trade sanctions regarding semiconductors may be targeted at specific countries, these macro-economic policies can disrupt the broader global supply chain, increase our component costs, or force our tier-one suppliers into production bottlenecks. If we are unable to secure a stable, cost-effective supply of semiconductors and other critical electronic components, we may be forced to delay the production and delivery of our refrigerated commercial electric vehicles or the implementation of our KD/SKD manufacturing model, remove certain advanced features from our vehicles, or pay significant premiums to secure parts on the open market, any of which would have a material adverse effect on our business, brand reputation, commercialization plans, results of operations, and financial condition.

Any adverse change in our cooperation with our business partners could harm our business.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have formed and expect to continue to form partnerships with other companies across various industries to support our business initiatives. For example, we have established or may seek to established strategic collaborations with third-party research and development partners, OEMs, suppliers, manufacturing partners and distribution partners to support the commercialization and production of for mass production of our refrigerated commercial electric vehicles. We have also collaborated with other industry participants to develop a variety of technologies suitable for the cold-chain logistics industry. Our ongoing success depends on maintaining these relationships and forging new ones, especially with partners offering key components and parts, manufacturing, distribution, research and development, technical support and related services. If we are unable to maintain the existing partnerships, or if we fail to identify and negotiate additional ones that are essential to our future expansion or success on favorable terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business, results of operations and financial condition could be materially and adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain collaboration agreements may grant our partners or us the right to terminate such agreements for cause or without cause. In addition, such agreements may contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or other preferred business partners.

We could experience delays in the development, commercialization or delivery of products and services if our business partners do not meet agreed-upon timelines or experience capacity constraints. We could also have disagreements with our business partners in budget or funding for any joint development project. Disputes with business partners, including with respect to intellectual property rights, could arise in the future. Moreover, if our existing collaborations were to be terminated, we may be unable to find alternative ones on terms and conditions acceptable to us in time, or at all. Any of the foregoing could adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we will need to spend significant time and resources training the employees we hire. Furthermore, as our Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any executive officer or key employee terminates his or her services with us, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any executive officer or key employee joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement with non-compete covenants with us, such non-compete covenants may not always be enforceable under Singapore law. Under Singapore law, post-employment non-competition restrictions are generally regarded as restraints of trade and are unenforceable unless they are shown to protect a legitimate proprietary interest, such as confidential information, trade secrets or customer relationships, and are reasonable in scope, duration and consistent with the public interest. Singapore courts scrutinise such restrictions closely, and there is no assurance that these covenants will be enforced by a court of competent jurisdiction. If these restrictions are found unenforceable, we may be unable to prevent former executive officers or key employees from competing with us, which could adversely affect our business, financial condition and results of operations.

We may be unable to expand on our intellectual property portfolio or otherwise develop the technology needed to operate our business.

Our ability to refine and grow our portfolio of intellectual property and technology depends on many factors, including our ability to attract and retain a skilled technical workforce, engage and maintain relationships with qualified research and development partners and devote sufficient resources to research and development efforts. Our failure to continue the development of our intellectual property and technology portfolio could materially and adversely affect our business, prospects, results of operations and financial condition.

Any unauthorized access or control of our vehicles and systems of our vehicles and related systems could result in loss of confidence in us and our vehicles and harm our business.

Our refrigerated commercial electric vehicles and related systems, or are expected to contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We seek to implement, security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter or use such networks and systems to gain control of or to change functionality of our vehicles and related systems, user interface or performance characteristics, or to gain access to data stored in or generated by our vehicles and related systems. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of our vehicles and related systems, or any loss of customer, vehicle or operational data, could result in legal claims or proceedings. Any actual, alleged or perceived unauthorized access to or loss of customer, vehicle, operational or other data could also subject us to regulatory inquiries, notification obligations, contractual claims, litigation, remediation costs and reputational harm. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, related systems or data, as well as other factors that may result in the perception that vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, results of operations and financial condition.

Interruption or failure of our information technology and communications systems could impact our ability to support our vehicles and related services.

Our refrigerated commercial electric vehicles are equipped with intelligent functions and data connectivity capabilities that can collect and analyze vehicle information, which may be used to monitor vehicle performance and support related services. The availability and effectiveness of our planned support and fleet-management capabilities depend on the continued operation of information technology and communications systems, which we are developing. Our systems, and the systems of third-party service providers on which we may rely, may be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Some of our systems or third-party systems on which we rely may not be fully redundant, and our business continuity and disaster recovery planning may not account for all eventualities. Any interruption or failure of these systems could result in disruptions to our vehicle support, telematics, software update, remote diagnostics, fleet-management or other related capabilities. In addition, our vehicles and related services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our business or the failure of our systems.

Breaches in data security, failure of Technology Systems, cyber-attacks or other security or privacy-related incidents affecting us or our vendors and suppliers could have a material adverse effect on our reputation and brand, harm our business, prospects, financial condition, results of operations, and cash flows and subject us to legal or regulatory fines or damages.

We rely on computer systems, hardware, software, technology infrastructure, online sites, connected-vehicle, automated and other emerging technologies and networks for both internal and external operations (collectively, “Technology Systems”). We own and manage some of these Technology Systems but also rely on third parties for a range of Technology Systems and related products and services, including but not limited to cloud computing services. We and certain of our third-party providers collect, maintain and process data about potential customers, employees, business partners and others, including information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”) as well as proprietary information belonging to our business such as trade secrets (together, “Confidential Information”). We also engage in certain relationships where we share Confidential Information with our business partners. Threats to our, our partners’ and our vendors and suppliers’ Technology Systems are increasingly diverse and sophisticated and we face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our Technology Systems and Confidential Information.

Malicious actors, including sophisticated nation-state and nation-state supported actors, engage in intrusions and attacks that create risks for our and our vendors and suppliers’ Technology Systems, vehicles, products and services and the information they store and process, including malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, and ransomware attacks. Although we have implemented security measures designed to prevent such attacks, our networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, insufficient security measures or controls, a combination of these, or otherwise, and as a result, an unauthorized party may obtain access to our Technology Systems or data, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our financial condition. Further, any breach in our data security could allow malicious parties to access sensitive systems, such as our vehicle systems, connected-vehicle features and related technology platforms. Such access could adversely impact the safety of our employees and customers. While we seek to learn from all attacks directed at us and implement remedial measures where necessary under our cybersecurity and information security processes, and we expect our suppliers to maintain appropriate safeguards, we cannot guarantee that such remedial measures will prevent material cybersecurity incidents in the future. We also face increasing and evolving disclosure obligations related to cyber and other security events. Despite our cybersecurity risk management processes, we may fail to meet our existing or future disclosure obligations and/or may have our disclosures misinterpreted.

Remote and hybrid working arrangements at our Company and at many third-party vendors and suppliers also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, the integration of artificial intelligence, automated technologies, connected-vehicle technologies, telematics, remote diagnostics, fleet-management tools, OTA updates and other software-enabled functions in our or any suppliers’ operations, products or services may pose new or unknown cybersecurity risks and challenges. Any actual, alleged or perceived failure to prevent a security breach or to comply with our privacy policies or privacy-related legal obligations, failure in our systems or networks, or any other actual, alleged, or perceived data security incident we or our suppliers suffer, could result in damage to our reputation; negative publicity; loss of potential customers and sales or commercial opportunities; loss of competitive advantages; increased costs to remedy any problems and provide any required notifications, including to regulators and individuals, and otherwise respond to any incident; regulatory investigations and enforcement actions; costly litigation; and other liabilities. In addition, we may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices, and systems designed to prevent actual or perceived security breaches, and other security or privacy-related incidents. Further, we could also be exposed to a risk of loss or litigation and potential liability under laws, (including class actions) regulations, and contracts that protect the privacy and security of Personal Information. Any of these negative outcomes could adversely impact the market perception of our products and customer and investor confidence in our Company, and could materially and adversely affect our business, prospects, financial condition, results of operations, or cash flows.

We may need to defend ourselves against intellectual property rights infringement claims, which may be time-consuming and costly.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, trade secrets or other proprietary rights that could prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property rights holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our development, commercialization or use of intellectual property relating to our vehicle design, technologies, software, brands or related services could be alleged or found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

●	redesign our products; or

●	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, prospects, results of operations and financial condition could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology, components or other intellectual property that contains the allegedly infringing content. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to protect our intellectual property rights which may adversely affect our competitive position and disrupt our business.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our proprietary products, platforms and technologies, including our vehicle products, software and related intellectual property. We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these measures only provide limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe upon or misappropriate our intellectual property. Our trade secrets, proprietary know-how or other non-patentable technology may become known or be independently discovered by our competitors. Infringement upon or misappropriation of, our trade secrets, proprietary know-how or other non-patentable technology could have a material adverse effect on our business, results of operations and financial condition. While we have taken steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property.

Filing, prosecuting, maintaining, enforcing and defending patents and other intellectual property rights owned by or licensed to us on our proprietary vehicle products and products under development could be prohibitively expensive for us. We cannot assure you that any of our patent applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our patent applications are not successful, we may have to develop different ones or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Proceedings to enforce our intellectual property and proprietary rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We rely on certain intellectual property arrangements in connection with our business, and any lapse, termination or unenforceability of these arrangements could adversely affect our operations, commercialization strategy and financial results.

We have entered into certain intellectual property-related arrangements, including an intangible asset and demo car purchase agreement with Xinshiya Beijing, an intellectual property cooperation agreement and related deed of waiver involving Xinshiya Beijing, and an intellectual property license agreement with Xinshiya Shanghai. These arrangements relate to, among other things, our acquisition and use of certain technology, intellectual property rights and demo vehicle assets for refrigerated commercial electric vehicles, the ownership, licensing, commercialization, prosecution and enforcement of certain licensed patents, and the licensing of certain of our intellectual property for use in the PRC in exchange for royalties or other consideration. See “Information About SINGAUTO — Material Intellectual Property Agreements” for more information.

If any of these arrangements were to lapse, terminate or become unenforceable, including as a result of a breach of contract, termination in accordance with its terms, force majeure or other circumstances beyond our control, we may not be able to use the relevant intellectual property rights in our business, receive the applicable consideration or royalties, or pursue our commercialization plans as originally contemplated. In such circumstances, we would need to seek alternative arrangements, which may include negotiating a new license or cooperation arrangement with the relevant counterparty or with a third party, acquiring or independently developing substitute technology or brands, or modifying, rebranding or discontinuing the affected products or services. We cannot assure you that any such alternative arrangement would be available to us on commercially reasonable terms, on a timely basis, or at all. We may further be unable to perform our obligations to our customers in respect of products or services that depend on the affected rights, which could expose us to claims for breach of contract, result in the loss of key customer relationships and damage our reputation in the markets in which we operate. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Where the affected agreements are those under which we receive royalties or other consideration, the loss of that income could also affect our financial results. As such income is earned with limited associated cost, a reduction may affect our operating profit and margins to a greater extent than the reduction in revenue alone would suggest, and may reduce the cash flows available to fund our operations. Amounts accrued but unpaid at the time of any lapse or termination may not be recoverable in full, and we may not be able to identify a substitute licensee on comparable terms.

If we are unable to protect the confidentiality of our trade secrets, or if our employees, contractors, consultants or other personnel wrongfully use or disclose alleged trade secrets of their former employers, our business would be harmed.

In addition to our issued patents and pending patent applications, we rely on trade secrets, including unpatented know-how, technical information, engineering methods, software-related information and other proprietary information, to maintain our competitive position and to protect our products and products under development. We conduct research and development activities through a combination of internal coordination and collaborations with third-party research and development partners. As a result, our proprietary information may be accessed by our employees, external business partners, advisors, consultants and other third parties. We seek to protect these trade secrets and proprietary information, in part, by entering into non-disclosure and confidentiality agreements or including such undertakings in the agreement with parties that have access to them. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

In addition, we may be subject to claims that we, our employees, contractors, consultants or other personnel have wrongfully used or disclosed trade secrets or confidential information of their former employers or other third parties. We may also be unsuccessful in executing confidentiality, invention assignment or similar agreements with each party who develops intellectual property that we regard as our own, which may result in claims by or against us relating to the ownership, use or protection of such intellectual property. Non-competition or similar restrictive covenants may not always be enforceable under applicable law, and we may be unable to prevent former employees or other personnel from competing with us or using knowledge obtained while working with us. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or be restricted from using certain technology or information. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and technical personnel.

We face various challenges and risks in connection with our expansion into overseas markets.

As we expand our geographic reach and service offerings through localized partnerships, we will face risks associated with expanding into markets in which we have limited or no experience. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. As of the date of this proxy statement/prospectus, we had entered into memoranda of understanding with 18 potential customers from the PRC, Hong Kong, Australia, South Korea, Southeast Asia and Middle East. We expect to begin entering into definitive agreements with customers starting in the fourth quarter of 2026, with an initial focus on the China and South Korea markets. The expansion of our planned global and cross-border business activities will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit international and local talents and deal with challenges in replicating or adapting our company policies and procedures to operating environments different from those of Singapore;

●	lack of acceptance of the product and service offerings;

●	disruptions in the supply chain;

●	investigations regarding anti-dumping, trade wars, geopolitical tensions, wars, armed conflicts, political instability and general economic or political conditions in particular countries or regions;

●	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

●	differing and potentially adverse tax consequences;

●	increased and conflicting regulatory compliance requirements;

●	adaption to different industry practices;

●	challenges caused by distance, language and cultural differences;

●	the impact of widespread health epidemics or other outbreaks, and natural disasters;

●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws; and

●	availability and reliability of cross-border payment systems and logistics infrastructure

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our overseas businesses and operations may not be successful. Failure to expand our overseas businesses and operations could materially and adversely affect our business, results of operations and financial condition.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We currently have limited liability insurance coverage for our business operations. Although we have not commenced commercial sales of our vehicles or generated revenue from vehicle sales or related services, we may become subject to product liability claims, personal injury claims or other claims in connection with our products, services or business operations as we move toward commercialization. A successful claim against us, regardless of whether due to injuries suffered by our product users, could materially and adversely affect our business, reputation, results of operations and financial condition. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial costs to us and the diversion of our resources.

We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build business relationships with potential customers. Promoting and positioning our brand will depend significantly on our ability to provide innovative and high-quality products and services, in which we have limited experience. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We expect to market our brand through media, word-of-mouth, trade shows and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, prospects, results of operations and financial condition could be materially and adversely affected.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control and costly or impossible to remediate. From time to time, our products and our business operations may be reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect public perception about our products and services. Negative publicity about us, such as alleged misconduct, unethical business practices or other improper activities, or rumours relating to our business, directors, officers, employees, shareholders, affiliates or actual or potential business partners can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us, or perceived wrongdoings by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with or may cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse effect on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about electric vehicles, especially the product or service quality problems of other players in the industry in which we operate, including our competitors, may also adversely affect our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm customer and user perceptions and confidence in our brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and potential customers, third-party business partners, and key employees could be harmed and, as a result, our business, results of operations and financial condition could be materially and adversely affected.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistle-blower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our results of operations and financial condition.

We will be subject to risks associated with exchange rate fluctuations, interest rate changes and credit risk.

We intend to operate in multiple target markets internationally and as such will be exposed to risks stemming from fluctuations in currency and interest rates. Our exposure to currency risk will be mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities.

We may use various forms of financing to cover future funding requirements for our activities and changes in interest rates can affect our net revenues, finance costs and margins. We may also be exposed to credit risk if our customers, business partners, financing partners or other counterparties fail to make payments or perform their obligations when due.

In addition, although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We are subject to various environmental, safety and other laws and regulations relevant to our business that could impose substantial costs upon us and cause delays in selling our products.

We are subject to multiple environmental, safety and other laws and regulations related to our business, especially the development, manufacture, assembly, sale of our refrigerated commercial electric vehicles. These laws and regulations may apply to, among other things, product safety, vehicle sales, manufacturing or assembly activities, occupational health and safety, environmental protection, waste disposal and, where applicable, the use, storage, handling, discharge, recycling and disposal of batteries, components, waste and other regulated materials. As we move forward commercialization, we, our manufacturing partners or other local partners may be required to obtain vehicle sale approvals, environmental protection permits, waste disposal permits, occupational health and safety approvals and other relevant permits, licenses or approvals in the jurisdictions in which we operate or plan to operate. We cannot assure you that we will be able to obtain, maintain or renew such permits in a timely manner.

In addition, from time to time, governments and regulatory authorities in the jurisdictions in which we operate or plan to operate may issue new regulations, which may require additional actions on our part, or on the part of our manufacturing partners or other local partners, to comply with applicable requirements. For example, if any of our existing or future vehicles, products, manufacturing or assembly arrangements, or related operations fails to comply with applicable regulations or maintain the relevant permits, licenses or approvals, we could be subject to substantial liability for remediation efforts, personal injury claims, fines, penalties, production or sales delays, or be required to suspend sales, production or operations, any of which could have a material adverse effect on our business, results of operations and financial condition.

An occurrence of natural disasters, widespread health epidemics or other outbreaks, or other disruptive events could have a material adverse effect on our business.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the areas where we operate, including but not limited to the severe acute respiratory syndrome, the H5N1 avian flu, the human swine flu, also known as Influenza A (H1N1), or COVID-19, could materially disrupt our business and operations, including our supply chain, manufacturing and assembly arrangements, product development and testing activities, customer deployment plans and the operations of our business partners, including our suppliers, contract manufacturers, local strategic partners and service providers.

In addition, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. In particular, rising inflation and geopolitical tensions, including the recent war or armed conflicts in the Middle East, Ukraine or other regions, could have, an adverse impact on the global supply chain, including the availability and costs of certain raw materials, components and logistics services. If any of our facilities or the facilities of our suppliers, contract manufacturers or other business partners is damaged or disrupted by these events, our operations may be significantly interrupted, and our business, results of operations and financial condition may be adversely affected. These events could also result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software, hardware, storage and network. The continuance of any of these events could increase the costs associated with our operations, delay our commercialization, reduce our ability to operate our businesses at its intended capacity or otherwise adversely affect our business, results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting after the completion of the Business Combination, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in us and the market price of PubCo ordinary shares may be adversely affected.

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the fiscal years ended March 31, 2026 and 2025, we identified a material weakness in our internal control over financial reporting as of March 31, 2026. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient controls designed and implemented in IT environment and IT general control activities.

We intend to implement several measures to address the material weakness identified, including hiring experienced IT staff with qualifications to formalize and strengthen the key internal control over information technology general control. We may incur significant costs in the implementation of these measures. We cannot assure you that these measures will be sufficient to remediate our material weaknesses in time, or at all. In addition, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Upon the completion of the Business Combination, PubCo will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with the second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our post-Business Combination management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of PubCo ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), and anti-corruption laws and regulations in Singapore, the United Arab Emirates and other jurisdictions. For example, the FCPA and similar laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have or may have direct or indirect interactions with officials and employees of government agencies, regulatory authorities and state-owned or state-affiliated entities of different jurisdictions in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We intend to implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistle-blower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Upon completion of the Business Combination, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming, including due to increased training of our current employees, additional hiring of new employees, and increased assistance from consultants. We expect such expenses to further increase after we are no longer treated as an “emerging growth company”. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to interacting with public company analysts and investors, and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business, including operational, research and development and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of PubCo’s ordinary shares.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of PubCo’s ordinary shares.

Risks Related to SINGAUTO Doing Business in Singapore

References in this subsection to “we,” “our,” “us” or “our Company” refer to (1) SINGAUTO Inc, prior to the consummation of the Business Combination, and (2) PubCo, after the consummation of Business Combination, unless otherwise specified.

Our business may be affected by the economic, political, regulatory and global trade environment in Singapore.

A significant portion of our corporate and strategic operations are based in Singapore. Accordingly, our business, financial condition, and operations may be materially and adversely affected by economic, political, social, regulatory and global trade developments in Singapore. Although Singapore has historically enjoyed a stable political and economic environment, there is no certainty that this stability will continue. Any prolonged economic downturn, changes in the geopolitical landscape, or regional instability could reduce commercial activity and logistics demand, which could directly impact fleet modernization plans and the demand for our new energy commercial vehicles.

Because our business model may involve the importation of critical electric vehicle components, such as semiconductor chips, battery cells and specialized chassis parts, and the exportation of assembled vehicles or Semi Knocked-Down kits to regional markets, any escalation in trade barriers or macroeconomic instability could cause supply chain bottlenecks, increase our manufacturing costs, and dampen regional demand for our commercial logistics vehicles.

Changes in Singapore government policies, regulations, or subsidies related to commercial vehicles and new energy adoption could materially and adversely affect our business.

The commercial vehicle market in Singapore is highly regulated by the Land Transport Authority (LTA) and other government bodies. Further, the adoption of our electric commercial vehicles by fleet operators in Singapore is heavily influenced by government policies, such as the Certificate of Entitlement (COE) quota system, the Commercial Vehicle Emissions Scheme (CVES), and other schemes. If the Singapore government were to reduce, phase out, or eliminate financial incentives, grants, or tax rebates for the adoption of commercial electric vehicles, or if COE premiums for commercial vehicles remain prohibitively high, the Total Cost of Ownership (TCO) advantage of our vehicles could diminish. This could lead to a decrease in demand for our products, which would materially and adversely affect our business, prospects, results of operations and financial condition.

We operate in a highly regulated environment regarding vehicle safety, homologation, and environmental standards in Singapore.

Before our commercial vehicles can be deployed on Singapore roads, they must undergo homologation and type-approval processes mandated by the LTA to ensure compliance with vehicle safety and environmental standards. Any delay in obtaining these regulatory approvals for our new vehicle models, or any future changes in technical standards—such as specific crash-test requirements, battery-safety parameters, or charging-port standards—could delay our product launches or increase our costs. If our vehicles are found to be non-compliant with applicable or updated safety, technical or environmental requirements, we could be subject to vehicle recalls, penalties or other corrective actions, which could result in substantial costs and damage our brand and reputation.

We are subject to stringent requirements pursuant to Singapore’s data protection and data security laws and regulations, and any contravention of these requirements could result in severe penalties and reputational damage.

Through our smart fleet telematics, Platform-as-a-Service (PaaS) offerings, and temperature tracking systems, we collect, process, and store operational and location data, which may include or constitute personal data. Consequently, our operations in Singapore are subject to stringent requirements relating to the protection of personal data, including without limitation those requirements set out under the Personal Data Protection Act 2012 (PDPA) regarding the collection, use, disclosure, and security of personal data. For instance, if we fail to implement reasonable security arrangements to prevent, in relation to the personal data, unauthorised access, collection, use, disclosure, copying, modification or disposal, or similar risks, or the loss of any storage medium or device on which personal data is stored, then we could be subject to enforcement actions by the Personal Data Protection Commission (PDPC). Such enforcement actions may result in, inter alia, financial penalties of up to 10% of our annual turnover in Singapore (if our annual turnover exceeds S$10 million) or S$1 million (in any other case). Other potential consequences include without limitation loss of customer trust, which would adversely impact our business operations.

We are subject to strict labor and employment laws and regulations in Singapore, and changes to such laws and regulations or increases in operating costs could restrict our operations and increase our costs.

Our operations in Singapore rely on a mix of local and foreign talent, particularly in software engineering, R&D, and fleet telematics. We are subject to labor regulations enforced by the Singapore Ministry of Manpower (MOM), including those relating to the employment of foreign workers. For instance, MOM regulates the ratio of foreign workers to local workers, including through the Dependency Ratio Ceiling, and sets minimum qualifying salaries for work passes granted to foreigners, including Employment Passes and S-Passes. Any tightening of such labor policies, increases in foreign worker levies, or increases in mandatory employer contribution rates to the Central Provident Fund (CPF) for local employees could significantly increase our operating expenses and limit our ability to hire the technical talent necessary to support our business operations.

In addition, Singapore’s highly developed economy is characterized by a high cost of living and a tightly constrained, highly competitive labor market. To attract, integrate, and retain qualified personnel—particularly specialized technical, engineering, and managerial talent—we must offer highly competitive compensation and benefits packages. Furthermore, Singapore’s premium real estate market exposes us to elevated and fluctuating lease rates for corporate offices and operational facilities. If we experience sustained inflationary pressures on wages and commercial rental rates, and are unable to offset these escalating expenses through increased revenues or operational efficiencies, our operating margins, business prospects, and overall financial condition could be materially and adversely affected.

Fluctuations in foreign exchange rates could result in foreign currency exchange losses.

While our corporate operations are anchored in Singapore and a portion of our expenses are denominated in Singapore dollars (SGD), we expect to generate significant revenues and incur manufacturing and supply chain costs in other currencies, such as the U.S. Dollar (USD), Chinese Renminbi (RMB) and other currencies. Singapore does not have a formal regime of foreign exchange controls; however, the Monetary Authority of Singapore (MAS) manages the SGD against a trade-weighted basket of currencies. Any significant volatility in the SGD against our functional or reporting currencies could have a material adverse effect on our financial condition and reported results of operations.

We are subject to evolving environmental and waste management laws in Singapore which may increase our compliance costs.

As a provider of new energy commercial vehicles, our operations may involve the distribution, maintenance, and eventual decommissioning of high-voltage battery systems. Under Singapore’s Resource Sustainability Act 2019 and related environmental frameworks overseen by the National Environment Agency (NEA) such as the Extended Producer Responsibility (EPR) System, the government has been progressively tightening regulations around electronic waste (e-waste). As the adoption of our NEVs grows, we may be subject to stricter statutory obligations and higher levies regarding the collection, safe handling, and recycling of end-of-life EV batteries. If we fail to comply with these waste management and environmental regulations, we could be subject to substantial statutory fines, operational suspensions, and severe reputational harm. At the same time, the costs associated with compliant battery disposal could compress our profit margins.

Risks Related to BPAC’s Business

If BPAC is deemed to be an investment company for purposes of the Investment Company Act, BPAC would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, BPAC would likely abandon its efforts to consummate an initial business combination and would seek to liquidate and dissolve instead.

There is currently uncertainty concerning the applicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder, to a special purpose acquisition company and we may in the future be subject to a claim that we have been operating as an unregistered investment company.

The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.

If BPAC is deemed to be an investment company under the Investment Company Act, BPAC’s activities would be severely restricted and BPAC would be subject to burdensome compliance requirements.

If BPAC is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, BPAC would be subject to additional regulatory burdens and expenses for which it has not allotted funds and for which it may not have sufficient time to comply with prior to the expiration of its time to complete a business combination. As a result, if BPAC were deemed to be an investment company, BPAC would likely abandon its efforts to complete an initial business combination and would seek to liquidate and dissolve instead. If BPAC is required to liquidate and dissolve, its investors would not be able to realize the benefits of owning shares in the post-business combination company, including the potential appreciation in the value of BPAC’s shares and rights following such a transaction. BPAC’s rights would also expire worthless in that case.

To mitigate the risk that BPAC might be deemed to be an investment company for purposes of the Investment Company Act, BPAC may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of an initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, BPAC would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of BPAC.

The funds in the Trust Account have, since the initial public offering of BPAC, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of BPAC being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, BPAC may, at any time, instruct Wilmington Trust, National Association, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the initial business combination or liquidation of BPAC. Following such liquidation, BPAC would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to BPAC to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash could reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of BPAC.

BPAC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about BPAC’s ability to continue as a “going concern.”

As of June 30, 2026, BPAC had $29,180 cash on hand and working capital deficit of $378,889. BPAC has incurred and expects to continue to incur significant costs in pursuit of its initial business combination. BPAC cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about BPAC’s ability to continue as a going concern. BPAC’s financial statements contained in this proxy statement/prospectus do not include any adjustments that might be necessary should BPAC be unable to continue as a going concern.

Additional risk factors not presently known to BPAC or that it currently deems immaterial may also impair BPAC’s business or results of operations. BPAC may disclose changes to such risk factors or disclose additional risk factors from time to time in BPAC’s future filings with the SEC.

BPAC will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by February 13, 2027, unless a further extension has been approved by shareholders as allowed under its Existing Charter. In the event of a liquidation, BPAC’s public shareholders are expected to receive approximately $10.[●] per ordinary share and the BPAC Rights will expire worthless.

If BPAC does not complete the Business Combination or a business combination by February 13, 2027, unless a further extension has been approved by shareholders as allowed under its Existing Charter, it will be forced to liquidate and the per share liquidation distribution is expected to be approximately $10.[●]. BPAC Rights will expire worthless as a result of BPAC’s failure to consummate the Business Combination or an initial business combination during the Combination Period.

There is no guarantee that a shareholder’s decision whether to redeem its public shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the consummation of the Business Combination or any alternative business combination.

Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of the Combined Company and may result in a lower value realized upon redemption than a shareholder of BPAC might realize in the future had the shareholder not redeemed its public shares. Similarly, if a shareholder does not redeem its public shares, the shareholder will bear the risk of ownership of the Combined Company’s ordinary shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its ordinary shares of the Combined in the future for a greater amount than the redemption price paid in connection with the redemption of the public shares in connection with the consummation of the Business Combination. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by SINGAUTO and SINGAUTO’s shareholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section titled “Proposal No. 2 — The Business Combination Proposal — Conditions to the Closing.” BPAC and SINGAUTO may not satisfy all closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause BPAC and SINGAUTO to each lose some or all of the intended benefits of the Business Combination.

BPAC may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities or ultimately prohibited. For example, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If BPAC’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, BPAC may determine that it is required to make a mandatory filing or that it will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay BPAC’s initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order BPAC to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of, or prevent BPAC from pursuing, certain initial business combination opportunities that BPAC believes would otherwise be beneficial to BPAC and its shareholders. As a result, the pool of potential targets with which BPAC could complete an initial business combination may be limited and BPAC may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. SINGAUTO is a Cayman Islands company, and Mr. Yuqiang Liu, its chairman and chief executive officer, is a non-U.S. person.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and BPAC has limited time to complete its initial business combination. If BPAC cannot complete its initial business combination by February 13, 2027, unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter, because the review process drags on beyond such timeframe or because its initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, BPAC may be required to liquidate. If BPAC liquidates, public shareholders may only receive $10.[●] per share, and its rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.]

If third parties bring claims against BPAC, the proceeds held in trust could be reduced and the per-share liquidation price received by BPAC’s shareholders may be less than $10.[●].

BPAC’s placing of funds in trust may not protect those funds from third party claims against BPAC. Although BPAC has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of BPAC’s public shareholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of BPAC’s public shareholders. If BPAC liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, BPAC cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for BPAC’s shareholders may be less than $10.[●] due to such claims.

Additionally, if BPAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in BPAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, BPAC may not be able to return $10. [●] to its public shareholders.

Any distributions received by BPAC shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, the value of BPAC’s assets did not exceed its liability or BPAC was unable to pay its debts as and when they fell due.

BPAC’s amended and restated memorandum and articles of association provides that it will continue in existence only until the date that is 15 months from the closing of the IPO. If BPAC is unable to consummate a transaction within the required time periods, upon notice from BPAC, the trustee of the Trust Account will distribute the amount in its Trust Account to its public shareholders. Concurrently, BPAC shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although BPAC cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $[●] million of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. BPAC will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe or for working capital purposes. However, BPAC may not properly assess all claims that may be potentially brought against us. As such, BPAC’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and third parties may seek to recover from BPAC’s shareholders amounts owed to them by BPAC.

If, after BPAC has distributed the proceeds in the Trust Account to its public shareholders, BPAC files a bankruptcy petition or an insolvency petition or an involuntary bankruptcy petition is filed against BPAC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by BPAC’s shareholders. In addition, BPAC’s Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and BPAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.

The announcement of the Business Combination could disrupt the Combined Company’s relationships with its customers, members, providers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on the Combined Company’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect the Combined Company’s ability to retain and hire key personnel and other employees;

●	customers, business partners and other parties with which the Combined Company maintains business relationships may experience uncertainty about its future and seek alternative relationships;

●	third parties may seek to alter their business relationships with the Combined Company or fail to extend an existing relationship with the Combined Company; and

●	the Combined Company has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its business.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm BPAC’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against BPAC, whether or not resolved in BPAC’s favor, could result in substantial costs and divert BPAC’s management’s attention from other business concerns, which could adversely affect BPAC’s business and cash resources and the ultimate value BPAC’s shareholders receive as a result of the Business Combination.

The Initial Shareholders who own shares of BPAC Class B ordinary shares and Private Placement Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Shareholders owned an aggregate of 1,437,500 BPAC Class B ordinary shares and 197,250 BPAC Class A ordinary shares underlying Private Placement Units. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if BPAC is unable to consummate a business combination. Based on a market price of $10.[●] per share of Class A ordinary shares and $10.[●] per Unit on [●], 2026, the value of these shares was approximately $[●] million. The BPAC Class B ordinary shares acquired prior to the IPO will be worthless if BPAC does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting SINGAUTO as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in BPAC’s public shareholders’ best interest.

BPAC’s shareholders who wish to redeem their public shares in connection with a proposed business combination must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

BPAC’s shareholders who wish to redeem their Class A ordinary shares must either tender their certificates to VStock or deliver their shares to VStock electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and VStock will need to act to facilitate this request. It is BPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from VStock. However, because BPAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While BPAC has been advised that it takes a short time to deliver shares through the DWAC System, BPAC cannot assure you of this fact. Accordingly, if it takes longer than BPAC anticipates for shareholders to deliver their BPAC Class A ordinary shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their BPAC Class A ordinary shares.

If BPAC’s shareholders who wish to redeem their public shares in connection with the Business Combination have tendered their shares for redemption to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their public shares when they wish to in the event that the Business Combination is not consummated.

If BPAC’s shareholders who wish to redeem their public shares in connection with the proposed Business Combination have tendered their shares for redemption to comply with specific requirements for redemption as described above and the Business Combination is not consummated, BPAC will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their public shares in such a circumstance will be unable to sell their securities after the failed acquisition until BPAC has returned their securities to them. The market price for shares of our BPAC Class A ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

If BPAC’s due diligence investigation of SINGAUTO was inadequate, then BPAC shareholders following the Business Combination could lose some or all of their investment.

Even though BPAC conducted a due diligence investigation of SINGAUTO, it cannot be sure that this diligence uncovered all material issues that may be present in SINGAUTO or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of SINGAUTO and its business and outside of its control will not later arise. Even if BPAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with SINGAUTO’s preliminary risk analysis.

BPAC does not have a specified maximum redemption threshold in its Existing Charter. The absence of such a redemption threshold may make it possible for us to consummate the Business Combination with which a substantial majority of our shareholders do not agree.

BPAC’s Existing Charter does not provide a specified maximum redemption threshold, except that the Existing Charter provides that we will only consummate an initial business combination if our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of such business combination. As a result, we may be able to complete the Business Combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, have entered into privately-negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or their affiliates. In the event the aggregate cash consideration we would be required to pay for all public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Nasdaq may not continue to list PubCo’s securities, which could limit investors’ ability to make transactions in its securities and subject it to additional trading restrictions.

BPAC’s ordinary shares, units, and rights are currently listed on The Nasdaq Capital Market and BPAC expects the PubCo ordinary shares to be listed on Nasdaq upon consummation of the Business Combination. PubCo’s continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that the Combined Company will be able to comply with the listing standards of Nasdaq following the Business Combination. If, after the Business Combination, Nasdaq delists the Combined Company’s ordinary shares for failure to meet the listing standards, the Combined Company’s shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for the Combined Company’s securities;

●	reduced liquidity for the Combined Company’s securities;

●	a determination that the Combined Company’s ordinary shares is a “penny stock,” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability of the Combined Company to issue additional securities or obtain additional financing in the future.

BPAC’s Sponsor controls a substantial interest in BPAC and thus may influence certain actions requiring a shareholder vote.

As of the Record Date, BPAC’s Sponsor owns approximately 22.1% of its issued and outstanding shares of BPAC ordinary shares. However, if a significant number of BPAC shareholders vote, or indicate an intention to vote, against the Business Combination, BPAC’s Initial Shareholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote. BPAC’s Sponsor and Initial Shareholders or the affiliates have agreed to vote any shares they own in favor of the Business Combination.

Risks Related to the Business Combination

BPAC and SINGAUTO have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by BPAC if the Business Combination is not completed.

BPAC and SINGAUTO expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, BPAC expects to incur approximately $[●] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the combined company if the Business Combination is completed or by BPAC if the Business Combination is not completed. If the Business Combination is not consummated, BPAC may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

In the event that a significant number of public shares are redeemed, PubCo ordinary shares may become less liquid following the Business Combination.

If a significant number of public shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. PubCo has applied to list its shares on Nasdaq, and Nasdaq may not list its ordinary shares on the exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

BPAC may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.

BPAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The BPAC Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the BPAC Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, BPAC has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to BPAC’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting SINGAUTO’s conduct of its business, however, if the BPAC Board determines that any such order or injunction is not material to the business of SINGAUTO, then the BPAC Board may elect to waive that condition without shareholder approval and close the Business Combination.

BPAC’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of PubCo ordinary shares as consideration in the Business Combination. Having a minority share position may reduce the influence that BPAC’s current shareholders have on the management of PubCo.

It is anticipated that upon completion of the Business Combination, BPAC’s public shareholders would own approximately 5.2% of the Combined Company. BPAC’s Sponsor, officers, directors and other holders of founder shares and private placement shares will retain an ownership interest of approximately 1.3% of the Combined Company and the SINGAUTO shareholders will own approximately 93.5% of the Combined Company. The ownership percentages above with respect to the Combined Company does not take into account (i) the redemption of any shares by the BPAC public shareholders, or (ii) the issuance of any additional shares upon the closing of the Business Combination under the Equity Incentive Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the last shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the BPAC Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.

The BPAC Board is seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, BPAC is unable to consummate the Business Combination due to insufficient number of votes for the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal. If the Adjournment Proposal is not approved, the BPAC Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.

BPAC’s officers and directors have pre-existing fiduciary and/or contractual obligations and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

BPAC’s officers and directors have pre-existing fiduciary and/or contractual obligations to other companies, including other companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with BPAC’s consummation of its initial business combination. As a result, a potential target business may be presented by BPAC’s management team to another entity prior to its presentation to BPAC and BPAC may not be afforded the opportunity to engage in a transaction with such target business.

Since BPAC’s Sponsor and officers and directors have interests that are different, or in addition to (and which may conflict with) the interests of BPAC shareholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as BPAC’s initial business combination. Such interests, including the fact that the Sponsor will lose its entire investment in BPAC if a business combination is not completed with the Combination Period. Accordingly, BPAC’s Sponsor, and officers and directors may be incentivized to complete the Business Combination, even on terms less favorable to the BPAC shareholders than liquidating BPAC.

When you consider the recommendation of the BPAC Board in favor of approval of the Proposals, including the Business Combination Proposal, you should keep in mind that insiders, including our Sponsor, and BPAC’s officers and directors have interests that are different from, or in addition to, those of the BPAC shareholders generally. The BPAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to BPAC shareholders that they vote in favor of the Proposals presented at the Meeting, including the Business Combination Proposal. BPAC shareholders should take these interests into account in deciding whether to approve the Proposals, including the Business Combination Proposal. These interests include, among other things:

●	Since BPAC’s Sponsor, officers and directors directly or indirectly own BPAC ordinary shares and BPAC Rights, BPAC’s Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	BPAC’s Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. Based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●], Mr. Kulwant Sandher, our Chief Financial Officer, will receive $[●] at Closing. If BPAC does not complete its initial business combination, Mr. Sandher will not receive such compensation and all founder shares held by our Sponsor, officers and directors will become worthless. Accordingly, there may exist a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate BPAC’s initial business combination.

●	Our Sponsor will have the right, but not the obligation, to designate, or cause to be designated, one (1) independent director to serve on PubCo’s five-person board of directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such service. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

●	If an initial business combination is not completed within the Combination Period, BPAC will be required to liquidate. In such event:

●	1,437,500 BPAC Class B ordinary shares held by the Sponsor, which were acquired by the Sponsor prior to BPAC’s initial public offering for an aggregate purchase price of approximately $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such Class B ordinary shares had an aggregate market value of approximately $[●] million based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares, and no other consideration was paid for such agreement. Since BPAC’s Sponsor, its affiliates and promoters, and its officers and directors will lose their entire investment in the BPAC Class B ordinary shares if its initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for BPAC’s initial business combination.

●	197,250 Private Placement Units purchased by the Sponsor for $1,972,500 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[●] million based on the closing price of $10.[●] per Unit on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units, and no other consideration was paid for such agreement. Since BPAC’s Sponsor, its affiliates and promoters, and its officers and directors will lose their entire investment in the Private Placement Units if BPAC’s initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for BPAC’s initial business combination.

●	BPAC’s Sponsor, its affiliates and its directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. BPAC’s sponsor and its affiliates, and its directors and officers will retain 1,667,625 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 1.4% in the combined company, assuming maximum redemption by public shareholders. Such ordinary shares had an aggregate market value of approximately $[●], based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026.

●	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other BPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, BPAC’s public shareholders who purchased shares in BPAC’s initial public offering, would have a loss of $5.00 per share, while BPAC’s Sponsor would have a gain of approximately $4.98 per share because it acquired the founder shares for a nominal amount.

●	The Sponsor may make loans from time to time to BPAC to fund certain capital requirements. If Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If BPAC does not complete the Business Combination within the required period, it may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since BPAC will not repay such loans if BPAC does not complete a business combination, a conflict of interest may arise. As of June 30, 2026, no such working capital loans were outstanding.

●	If BPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for BPAC. If BPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

●

The Sponsor and BPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on BPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless BPAC’s consummates its initial business combination, its officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited inthe trust account. If the proposed Business Combination is not completed within the Combination Period, they will not have any claim against the Trust Account for reimbursement. Accordingly, BPAC may not be able to reimburse these expenses, and the Sponsor and BPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within Combination Period. As of the date of this proxy statement/prospectus, the Sponsor and BPAC’s officers and directors and their affiliates do not have any unpaid reimbursable expenses.

●	The Merger Agreement provides for the continued indemnification of BPAC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination covering BPAC’s current directors and officers.

●	The exercise of BPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

●	None of BPAC’s officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities. We do not intend to have any full-time employees prior to the completion of BPAC’s initial business combination. Each of BPAC’s officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

●	BPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to BPAC as well as the other entities with which they are affiliated. BPAC’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

The fact that the Sponsor, directors or officers or their affiliates have agreed to vote their BPAC ordinary shares in favor of the Business Combination. See the section entitled, “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a discussion for a discussion of these considerations.

The financial and personal interests of the Sponsor and BPAC’s officers and directors may have influenced their motivation in identifying and selecting SINGAUTO as a business combination target and completing the Business Combination with SINGAUTO. In considering the recommendations of the BPAC Board to vote for the Proposals, its shareholders should consider these interests. The existence of the interests described above may result in a conflict of interest on the part of BPAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize BPAC’s officers and directors to complete the Business Combination, even if on terms less favorable to BPAC’s shareholders compared to liquidating BPAC, because, among other things, if BPAC is liquidated without completing the Business Combination, the founder shares would be worthless.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on BPAC’s search for an initial business combination target or the performance or business prospects of a post-business combination company.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect BPAC’s search for a target and/or its ability to complete its initial business combination.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs and BPAC cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally. These tariffs and threats of tariffs and other potential trade policy changes could negatively affect the attractiveness of certain initial business combination targets or lead to material adverse effects on a post-business combination company. Among other things, historical financial performance of companies affected by trade policies and/or tariffs may not provide useful guidance as to the future performance of such companies, because future financial performance of those companies may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies. The business prospects of a particular target for a business combination could change even after BPAC has entered into a business combination agreement as a result of tariffs or the threat of tariffs that may have a material impact on that target’s business, and it may be costly or impractical for us to terminate that business combination agreement. These factors could affect BPAC’s selection of a business combination target.

BPAC may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. As a result, BPAC may deem it costly, impractical or risky to complete an initial business combination with a particular target or with a target in a particular industry or from a particular country. Consequently, the pool of potential target companies may be reduced, which could impair BPAC’s ability to identify a suitable target and to complete an initial business combination. If BPAC completes an initial business combination with such a target, the post-business combination company’s operations and financial results could be adversely affected as a result of tariffs or changes to trade policies, which may cause the market value of the securities of the post-business combination company to decline.

When BPAC effects its Business Combination with a company located outside of the United States, it would be subject to a variety of additional risks that may adversely affect us.

Because SINGAUTO operates outside of the U.S., BPAC may face additional burdens in connection with investigating, agreeing to and completing such Business Combination, and if BPAC consummates the Business Combination, it would be subject to a variety of additional risks that may negatively impact its operations.

BPAC will be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing its Business Combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.

If BPAC effects its Business Combination with SINGAUTO, BPAC would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

●	costs and difficulties inherent in managing cross-border business operations;

●	currency fluctuations and rules and regulations regarding exchange;

●	laws governing the manner in which future business combinations may be effected;

●	exchange listing and/or delisting requirements;

●	tariffs and trade barriers;

●	local or regional economic policies and market conditions;

●	unexpected changes in regulatory requirements;

●	rates of inflation;

●	unpredictable legal or regulatory systems;

●	protection of intellectual property;

●	regime changes and political upheaval;

●	terrorist attacks and wars; and

●	deterioration of political relations with the U.S.

BPAC may not be able to adequately address these additional risks. If BPAC were unable to do so, it may be unable to complete such Business Combination, or, if BPAC completes such Business Combination, its operations might suffer, either of which may adversely impact its business, financial condition and results of operations.

SINGAUTO’s operating and financial results forecast and certain estimates of market opportunity included in this proxy statement/prospectus rely in large upon assumptions and analyses. If these assumptions or analyses prove to be incorrect, SINGAUTO’s actual operating and financial results may be materially different from its forecasted results.

The strategic goals, intentions, and market opportunity estimates appearing elsewhere in this proxy statement/prospectus reflect current expectations or estimates as of the date indicated. Whether actual business developments, market conditions, and operating results align with SINGAUTO’s expectations and assumptions depends on numerous factors, many of which involve significant uncertainties and contingencies that are inherently difficult to predict and beyond the control of SINGAUTO and BPAC, including, but not limited to:

●	the general addressable market for SINGAUTO’s products and services, as well as the modified antimicrobial fiber and textile product markets and other relevant market in general;

●	success and timing of SINGAUTO’s business strategy;

●	competition, including from established and future competitors;

●	whether SINGAUTO can obtain sufficient capital to build its manufacturing facilities and sustain and grow its business;

●	SINGAUTO’s ability to manage its growth;

●	whether SINGAUTO can manage relationships with certain third-party service providers;

●	SINGAUTO’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

●	the overall strength and stability of domestic and international economies.

Any discussions regarding strategic goals, intentions or market opportunity estimates are inherently subject to significant uncertainties and contingencies. Additionally, market opportunity estimates — whether derived from third-party sources or otherwise — are subject to considerable uncertainty and rely on assumptions and projections that may prove to be inaccurate. The estimated addressable market may take years to develop, if it materializes at all, and even if the market achieves the size and growth rates anticipated in this proxy statement/prospectus, SINGAUTO’s business may not grow at a comparable rate. Any adverse developments concerning the factors outlined above could materially and negatively impact the financial condition, business operations, and prospects of the Combined Company.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of SPAC’s securities may decline.

The market price of SPAC’s securities may decline as a result of the consummation of the Business Combination if:

●	SPAC does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of SPAC securities.

The Unaudited Pro Forma Condensed Combined Financial Information included in this proxy statement/prospectus may not be representative of our results after the Business Combination.

The Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of SINGAUTO’s future operating results or financial position after the assumed consummation of the transactions. The Unaudited Pro Forma Condensed Combined Financial Statements present the combination of SINGAUTO’s financial information and the financial information of BPAC after giving effect to the Business Combination and related adjustments described in the accompanying notes. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect future events that may occur, including any future nonrecurring charges resulting from the Business Combination, and does not consider potential impacts of current market conditions on revenue or expense. The Unaudited Pro Forma Condensed Combined Financial Statements are based in part on certain assumptions that we believe are reasonable under the circumstances. These assumptions may not prove to be accurate over time.

BPAC shareholders who are not affiliates with the Sponsor may be exposed to greater risk as a result of becoming shareholders of the Combined Company through the Business Combination rather than acquiring securities of PubCo directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Business Combination did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Business Combination.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Combined Company’s ordinary shares in connection therewith, investors will not receive the benefit of an outside independent review of the respective finances and operations of BPAC and SINGAUTO and their subsidiaries. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, BPAC shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, if SINGAUTO became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” The completion of the Business Combination will not involve an underwriter subject to liability under Section 11 of the Securities Act.

In addition, the amount of due diligence conducted by BPAC and its advisors in connection with the Business Combination may not be as thorough as would have been undertaken by an underwriter in connection with an initial public offering of SINGAUTO. Accordingly, it is possible that defects in SINGAUTO’s business or problems with SINGAUTO’s management that would have been discovered if SINGAUTO conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the PubCo ordinary shares.

Unlike an underwritten initial public offering, the initial trading of PubCo ordinary shares will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of PubCo ordinary shares on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for PubCo ordinary shares during the period immediately following the listing.

Furthermore, the Sponsor and BPAC’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of BPAC shareholders generally. Such interests may have influenced BPAC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” In addition, the value of the founder shares may be significantly greater than the amount the Sponsor paid to purchase such shares in the event the Business Combination is completed, even if the Business Combination causes the trading price of PubCo ordinary shares to materially decline from its trading price immediately before Closing.

Neither BPAC nor the BPAC shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by SINGAUTO in the Merger Agreement ultimately proves to be inaccurate or incorrect.

Most of the representations and warranties contained in the Merger Agreement will not survive the completion of the Business Combination. As a result, BPAC and its shareholders may not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the merger consideration if a certain representation or warranty made by SINGAUTO in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, BPAC’s financial condition or results of operations could be adversely affected.

Activities that may be taken by BPAC’s affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Proposals and may affect the market price of BPAC’s securities.

At any time at or prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding BPAC or its securities, the Sponsor, SINGAUTO and/or certain BPAC’s directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against one or more of the Proposals to be presented at the Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Proposals to be presented at the Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of BPAC ordinary shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

If the Sponsor and/or BPAC’s directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from shareholders who have already elected to exercise their redemption rights, then such selling shareholders would be required to revoke their prior elections to redeem their shares. The Sponsor and/or BPAC’s directors, officers, advisors or respective affiliates may also purchase public shares from institutional and other investors who indicate an intention to redeem BPAC Class A ordinary shares, or, if the price per share of BPAC Class A ordinary shares falls below $10.00 per share, then such parties may seek to enforce their redemption rights.

The purpose of such share purchases and other transactions would be to (i) increase the likelihood that the Proposals presented at the Meeting receive the requisite votes needed for approval and (ii) otherwise limit the number of public shares electing to redeem. The Sponsor and/or BPAC’s directors, officers, advisors or respective affiliates may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the BPAC Class A ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a lower-than-market price and may therefore be more likely to sell the shares he, she, or it owns, either at or before the Business Combination.

If such transactions are executed, then the Business Combination could be completed in circumstances where such consummation would not have otherwise occurred. Share purchases by the persons described above would allow them to exert more influence over approving the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or shareholder. If such arrangements or agreements are entered into, BPAC will file a Current Report on Form 8-K prior to the Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of ordinary shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of ordinary shares for which BPAC has received redemption requests. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	the proxy statement/prospectus filed for the Business Combination would disclose the possibility that the Sponsor, directors, officers, advisors or any of their affiliates may purchase shares or rights from BPAC public shareholders outside the redemption process, along with the purpose of such purchases;

●	if the Sponsor or the directors, officers, advisors or any of their affiliates were to purchase shares or rights from BPAC public shareholders, they would do so at a price no higher than the price offered through our redemption process;

●	the proxy statement/prospectus filed for the Business Combination would include a representation that any of the securities purchased by the Sponsor or the directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination; and

●	the Sponsor or the directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to the securities or, if they do acquire and possess redemption rights, they would waive such rights.

In addition, if such purchases are made, the public “float” of ordinary shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of BPAC securities on a national securities exchange.

Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company

Currently, there is no public market for the PubCo ordinary shares. BPAC shareholders cannot be sure that an active trading market will develop for or of the PubCo ordinary shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each ordinary share of BPAC will be converted into the right to receive one ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. BPAC, SINGAUTO, and PubCo have agreed to use commercially reasonable efforts to cause the PubCo ordinary shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the Effective Time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo ordinary shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo ordinary shares following the closing of the Business Combination and the PubCo ordinary shares may trade at a price less than the current market price of BPAC Class A ordinary shares.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the PubCo ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo ordinary shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo ordinary shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results, and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings, and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the PubCo ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo ordinary shares. Many of these factors and conditions are beyond our control, the control of PubCo or PubCo shareholders.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. SINGAUTO is headquartered in Singapore and conducts its business primarily through its Singapore and UAE subsidiaries, and all of its operations are outside of the United States. A significant amount of SINGAUTO’s assets are located in Singapore, and substantially all of SINGAUTO’s assets are located outside of the United States. In addition, after the Business Combination, some of PubCo’s senior executive officers reside within Singapore for a significant portion of the time and a number of them are Singapore nationals. In addition, the majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against PubCo’s assets or the assets of SINGAUTO’s directors and officers. Please see our disclosures below for further information on the enforcement of foreign judgments in Singapore.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile. The factors that could cause fluctuations and volatility in PubCo’s share price may include, among other factors discussed in this section, the following:

●	general volatility in the stock market;

●	actual, perceived or anticipated variations or changes in the financial results and prospects of the company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other similar companies or companies in the same industry;

●	announcements by PubCo or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo’s ordinary shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global, Asian Pacific and/or Singaporean economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The ordinary shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act.

In connection with the IPO, BPAC’s initial shareholders agreed not to transfer, assign or sell any of the initial shares (except to certain permitted transferees), respectively, until the earlier of (1) 180 days after the completion of BPAC’s initial business combination; or (2) the date following the consummation of BPAC’s initial business combination on which BPAC completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property (the “Lock-Up”). Notwithstanding the foregoing, the initial shares will be released from the Lock-Up if (1) the reported closing price of BPAC’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after BPAC’s initial business combination or (2) BPAC completes a liquidation, merger, share exchange or other similar transaction after its initial business combination that results in all of its shareholders having the right to exchange their shares for cash, securities or other property. Additionally, BPAC’s insiders have agreed not to transfer, assign or sell any of private placement units (including the ordinary shares issuable upon exercise of the private units) until at least 30 days after the completion of BPAC’s initial business combination (except with respect to permitted transferees). Any permitted transferees will be subject to the same restrictions. However, if after BPAC’s initial business combination, there is a transaction whereby all the outstanding shares are exchanged or redeemed for cash (as would be the case in a post-asset sale liquidation) or another issuer’s shares, then the initial shares or the private placement units (or any ordinary shares thereunder) shall be permitted to participate.

In connection with the Business Combination, the Sponsor and certain significant shareholders (≥5% holders) have agreed to enter into lock-up agreements pursuant to which shares held by the Sponsor and certain significant shareholders (≥5% holders) will be subject to transfer restrictions on their PubCo ordinary shares, generally lasting 180 days following the closing of the Business Combination, subject to early release upon certain specified stock price thresholds or certain change-of-control events.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for Combined Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its business. Securities and industry analysts do not currently, and may never, publish research on the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the PubCo ordinary shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue new classes of shares such as preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. New classes of shares carrying such special rights could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue new classes of shares carrying such special rights, the price of the PubCo ordinary shares may fall and the voting and other rights of the holders of the PubCo ordinary shares may be materially and adversely affected.

Your ownership percentage in PubCo will be less than the ownership percentage you currently hold in BPAC.

Your ownership percentage in PubCo ordinary shares following the Business Combination will be less than your existing ownership percentage in BPAC as a result of dilution attributable to the relative equity values of the companies involved in the Business Combination. Immediately after the Business Combination, assuming maximum redemption by our public shareholders of 5,750,000 of BPAC’s outstanding ordinary shares, it is anticipated that (i) the current BPAC shareholders will hold as a group approximately 2.2% of the PubCo ordinary shares and (ii) the current shareholders of SINGAUTO will hold as a group approximately 97.8% of the outstanding capital stock of PubCo. As a result, you may have less influence over matters submitted to a vote of PubCo shareholders.

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, although the executive officers and directors of PubCo will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. The principal shareholders of PubCo who are neither its officers nor directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, PubCo, as a foreign private issuer, is not required: to have a compensation committee consisting of independent directors; a nominating committee consisting of independent directors; regularly scheduled executive sessions with only independent directors each year; or an annual shareholders’ meeting no later than one year after the end of PubCo’s fiscal year-end. PubCo intends to rely on the exemptions listed above. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer, PubCo is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant material adverse consequences, including but not limited to:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to our securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association and the laws of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands business companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore against PubCo or its management named in the proxy statement/prospectus based on foreign laws after the Business Combination. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within Singapore.

SINGAUTO is an exempted company incorporated under the laws of the Cayman Islands. SINGAUTO is headquartered in Singapore and conducts its business primarily through its Singapore and UAE subsidiaries, and a significant amount of SINGAUTO’s assets are located in Singapore. In addition, some of SINGAUTO’s senior executive officers reside within Singapore for a significant portion of the time and a number of them are Singapore nationals. As a result, after the Business Combination, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside Singapore. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against SINGAUTO and SINGAUTO’s officers and directors as none of them currently resides in the United States (“U.S.”) or has substantial assets located in the U.S.

There is also uncertainty as to whether the courts Singapore would (i) recognize or enforce judgments of the U.S. courts obtained against us, our subsidiaries, or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Singapore against us, our subsidiaries or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Singapore at common law by bringing an action in a Singapore court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is final and conclusive on the merits, for a fixed and definite sum of money, issued by a court of competent jurisdiction, and not obtained by fraud or in breach of natural justice, nor contrary to Singapore public policy.

Singapore has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Singapore, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore against our subsidiaries, or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Singapore only at common law. See also “— Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.”

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

The Reincorporation Merger may be a taxable event for U.S. Holders of BPAC Class A ordinary shares and BPAC Rights.

Subject to the limitations and qualifications described in “— Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of BPAC Securities,” the Reincorporation Merger should qualify as a Reorganization and, if so treated, a U.S. Holder (as defined herein) generally would not recognize gain or loss on the exchange of BPAC Class A ordinary shares or the BPAC Rights for PubCo ordinary shares or PubCo Rights, as applicable, pursuant to the Reincorporation Merger. However, the rules under Section 368 of the Code are complex and there is limited guidance as to their application. Alternatively, if the Reincorporation Merger does not qualify as a Reorganization, then a U.S. Holder that exchanges its BPAC Class A ordinary shares or BPAC Rights for PubCo ordinary shares or PubCo Rights, as applicable, pursuant to the Reincorporation Merger will generally recognize gain or loss equal to the difference between (i) the fair market value of the PubCo ordinary shares and PubCo Rights received and (ii) the U.S. Holder’s adjusted tax basis in the BPAC Class A ordinary shares and BPAC Rights exchanged therefor, as applicable. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger, see the section titled “— Material U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of BPAC Securities” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

In addition, U.S. Holders of BPAC Class A ordinary shares and BPAC Rights may be subject to adverse U.S. federal income tax consequences under the PFIC regime. Please see “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion with respect to BPAC’s potential PFIC status and certain tax implications thereof.

Further, because the Reincorporation Merger will occur immediately prior to the redemption of BPAC Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All U.S. Holders considering exercising redemption rights with respect to their BPAC Class A ordinary shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

BPAC may be or may have been a PFIC during the holding period of a U.S. Holder of BPAC Class A ordinary shares or BPAC Rights.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of whether BPAC will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by BPAC and its subsidiaries at the time of the Business Combination, among others.

If BPAC is a PFIC or has been a PFIC during the holding period of a U.S. Holder of BPAC Class A ordinary shares or BPAC Rights, such U.S. Holder of BPAC Class A ordinary shares or BPAC Rights may be subject to certain adverse U.S. federal income tax consequences as a result of the Reincorporation Merger. There is no assurance that BPAC is not currently or has not been a PFIC during the holding period of a U.S. Holder of BPAC Class A ordinary shares or BPAC Rights. If BPAC has been a PFIC for any taxable year during the holding period of a U.S. Holder of BPAC Class A ordinary shares or BPAC Rights (and a U.S. Holder of BPAC Class A ordinary shares has not made certain elections with respect to its BPAC Class A ordinary shares), such U.S. Holder of BPAC Class A ordinary shares or BPAC Rights may recognize gain (but not loss) if the Reincorporation Merger qualifies as a Reorganization, upon the exchange of BPAC Class A ordinary shares or BPAC Rights for PubCo ordinary shares and PubCo Rights, as applicable, pursuant to the Reincorporation Merger.

See “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion with respect to BPAC’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of BPAC Class A ordinary shares and BPAC Rights.

The Acquisition Merger may fail to qualify as a tax-deferred Reorganization (Section 368(a)(2)(E)), or may trigger tax to SINGAUTO shareholders under Section 367(a) or the PFIC rules.

Although the parties intend that the Acquisition Merger qualify as a tax-deferred transaction under Section 368(a)(2)(E) of the Code, there is no guarantee that the IRS will not assert a contrary position. If the Acquisition Merger fails to qualify for nonrecognition, a U.S. Holder of SINGAUTO shares would recognize taxable capital gain or loss equal to the difference between the fair market value of the PubCo ordinary shares received and the holder’s adjusted tax basis in the surrendered SINGAUTO shares.

Furthermore, under Section 367(a) and applicable Treasury Regulations, any U.S. Holder who owns (directly, indirectly, or constructively) 5% or more of either the total voting power or value of PubCo ordinary shares immediately following the Business Combination must execute a valid five-year Gain Recognition Agreement (GRA) pursuant to Treasury Regulation § 1.367(a)-8 to avoid current taxable gain. In addition, if SINGAUTO has been classified as a PFIC at any point during a U.S. Holder's holding period, proposed regulations under Section 1291(f) could require gain recognition unless a timely qualified electing fund (QEF) election was made.

THE MEETING

General

BPAC is furnishing this proxy statement/prospectus to the BPAC shareholders as part of the solicitation of proxies by the BPAC Board for use at the Meeting of BPAC shareholders to be held on [●], 2026 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [●], 2026 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://[●]. We are pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for our shareholders and BPAC, and we encourage shareholders to attend the extraordinary general meeting virtually. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of shareholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at https://[●].

Virtual Meeting Registration

To register for the Meeting so you can participate virtually, please follow these instructions as applicable to the nature of your ownership of BPAC Class A ordinary shares.

If your shares are registered in your name with VStock and you wish to attend the Meeting virtually, go to https://[●], enter the control number you received on your proxy card and click on the “Click here” to pre-register for the online meeting link at the top of the page. Just prior to the start of the Meeting, you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the Meeting virtually.

Beneficial shareholders who wish to participate in the Meeting virtually must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to [PROXY SOLICITOR EMAIL]. Beneficial shareholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting VStock a beneficial holder will receive an email prior to the Meeting with a link and instructions for entering the Meeting virtually. Beneficial shareholders should contact VStock at least five business days prior to the meeting date.

Accessing the Virtual Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact VStock at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact VStock to have a control number generated. VStock contact information is as follows: [PHONE] or email [EMAIL].

Record Date; Who is Entitled to Vote

As of the Record Date, there were 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary share issued and outstanding. Only BPAC shareholders who hold BPAC Class A ordinary shares or BPAC Class B ordinary shares of record as of the close of business on [●], 2026, the Record Date, are entitled to vote at the Meeting or any adjournment or postponement thereof. Each holder of BPAC ordinary shares is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with the IPO, we entered into certain Letter Agreements pursuant to which the Initial Shareholders agreed to vote any shares owned by them in favor of our initial business combination. As of June 30, 2026, a total of 197,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary share, or approximately 22.1% of the outstanding BPAC ordinary shares, are subject to the Letter Agreement pursuant to which holders have agreed to vote their ordinary shares in favor of the Business Combination.

Quorum and Required Vote for Shareholder Proposals

A quorum of BPAC shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if not less than one-third of the votes of the BPAC ordinary shares issued and outstanding as of the Record Date and entitled to vote is present in person, by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Reincorporation Merger Proposal will require the affirmative vote of two-thirds of votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment or postponement thereof, and approval of the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote of a majority of votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment or postponement thereof.

The approval of the Business Combination Proposal is conditioned upon the approval of the Reincorporation Merger Proposal and the Nasdaq Proposal. If either the Reincorporation Proposal or the Nasdaq Proposal is not approved, the Business Combination Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of the Business Combination Proposal is also a condition to Proposal No. 1 and Proposal No. 3.

Voting Your Shares

Each BPAC ordinary shares that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of BPAC ordinary shares that you own.

There are two ways to ensure that your BPAC ordinary shares are voted at the Meeting:

●	You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. Our Board recommends voting “FOR” each of the Proposals. If you hold your Class A ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

●	You can participate in the Meeting virtually and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way BPAC can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our proxy solicitor, [PROXY SOLICITOR], in writing before the Meeting that you have revoked your proxy; or

●	you may participate in the Meeting virtually, revoke your proxy, and vote during the Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your BPAC Class A ordinary shares, you may contact [PROXY SOLICITOR], our proxy solicitor as follows:

[PROXY SOLICITOR]

Toll Free:
Collect:
Email:

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal.

Approval of the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals, the Equity Incentive Plan Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote thereon at the Meeting or any adjournment or postponement thereof.

Redemption Rights

Pursuant to our Existing Charter, a holder of public shares may demand that BPAC redeem such shares for cash in connection with a business combination and an amendment to BPAC’s amended and restated memorandum and articles of association. You may not elect to redeem your shares prior to the completion of a business combination.

If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than 5:00 p.m., Eastern Time, on [●], 2026 (at least two business days before the Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to VStock at the following address:

VStock Transfer, LLC

18 Lafayette Place
Woodmere, NY 11598
E-mail: [●]

You must tender the public shares for which you are electing redemption at least two business days before the Meeting by either:

●	Delivering certificates representing BPAC Class A ordinary shares to VStock, or

●	Delivering BPAC Class A ordinary shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by VStock at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to VStock at least two business days prior to the vote at the Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Class A ordinary shares as of the Record Date. Any public shareholder who holds BPAC Class A ordinary shares on or before [●], 2026 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest, less any taxes payable, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to VStock or deliver your shares to VStock electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and VStock will need to act together to facilitate this request. It is BPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from VStock. BPAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their Class A ordinary shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its Class A ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders Class A ordinary shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. BPAC anticipates that a shareholder who tenders Class A ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Class A ordinary shares soon after the completion of the Business Combination.

If properly demanded by BPAC’s public shareholders, BPAC will redeem each BPAC Class A ordinary share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

Appraisal Rights

Under section 238 of the Cayman Islands Companies Act, holders of BPAC ordinary shares will have the right to dissent from the Reincorporation Merger. In order to exercise such rights, a holder of BPAC ordinary shares must give written notice of objection to the Reincorporation Merger to BPAC before the vote on the Reincorporation Merger is taken at the Meeting. The written objection must include a statement that the shareholder proposes to demand payment for its shares if the Reincorporation Merger is authorised by the shareholders.

If the Reincorporation Merger is authorised, BPAC must, within 20 days after the date on which the Reincorporation Merger is authorised, give written notice of such authorisation to each shareholder who made a written objection, except those shareholders who voted in favor of the Reincorporation Merger. Within 20 days after receipt of that notice, the dissenting shareholder must give written notice to BPAC (or PubCo, if the Reincorporation Merger has by then become effective) of such shareholder’s decision to dissent, which notice must state: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

From the date on which the notice of dissent is given, the dissenting shareholder ceases to have any rights as a shareholder with respect to the shares in question, other than the right to be paid the fair value of such shares and such other rights as are provided under section 238 of the Cayman Islands Companies Act.

Within seven days after the expiration of the period within which shareholders may give notice of dissent, or within seven days after the date on which the Reincorporation Merger becomes effective, whichever is later, BPAC or PubCo must make a written offer to each dissenting shareholder to purchase the shares at a specified price that BPAC or PubCo determines to be their fair value. If BPAC or PubCo and a dissenting shareholder agree upon the price within 30 days after the date on which such offer is made, BPAC or PubCo must pay that amount upon surrender of the certificates representing the relevant shares.

If BPAC or PubCo and the dissenting shareholder fail to agree the fair value within such 30-day period, BPAC or PubCo must file a petition with the Grand Court of the Cayman Islands to determine the fair value of the shares. The Grand Court will determine the fair value of the shares together with a fair rate of interest, if any, to be paid by BPAC or PubCo upon surrender of the certificates representing such shares.

Holders of BPAC ordinary shares have dissenters’ rights only in respect of the Reincorporation Merger, and not in respect of the Acquisition Merger or the Business Combination generally. There are no appraisal or dissenters’ rights with respect to BPAC Rights.

Proxies and Proxy Solicitation Costs

BPAC is soliciting proxies on behalf of the BPAC Board. This solicitation is being made by mail but also may be made by telephone or in person. BPAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. BPAC will bear the cost of solicitation. [PROXY SOLICITOR], a proxy solicitation firm that BPAC has engaged to assist it in soliciting proxies, will be paid its customary fee of approximately $[●] and be reimbursed out-of-pocket expenses.

BPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BPAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Reincorporation Plan of Merger is attached hereto as Annex A-1 and Annex A-2, respectively, and is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a Cayman Islands exempted company as the parent entity of SINGAUTO that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the BPAC shareholders will no longer be BPAC shareholders and (other than the BPAC shareholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from certain rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, although the executive officers and directors of PubCo will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. The principal shareholders of PubCo who are neither its officers nor directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among BPAC, the Purchaser, Merger Sub, and SINGAUTO on May 1, 2026. Upon the approval of the Merger Agreement and the Reincorporation Plan of Merger by the BPAC shareholders, the Purchaser and BPAC will execute the Reincorporation Plan of Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. At the closing of the Reincorporation Merger, BPAC will merge with and into the Purchaser. The separate corporate existence of BPAC will cease and the Purchaser will continue as the surviving corporation (“PubCo”). In connection with the Reincorporation Merger, at the effective time of the Reincorporation Merger, (A) all outstanding BPAC Units will separate into their individual components of BPAC Class A ordinary shares and BPAC Rights and will cease separate existence and trading, and (B) BPAC Class B ordinary shares will automatically convert into BPAC Class A ordinary shares, and the current equity holdings of the BPAC shareholders shall be exchanged as follows

(i)	Each BPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and any Dissenting Shares (as defined herein)) will automatically be cancelled and cease to exist and will be converted automatically into one validly issued PubCo ordinary share, which, unless explicitly stated herein, shall be fully paid; and

(ii)	Each BPAC Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be converted into a PubCo Right to receive one-sixth (1/6) of one PubCo ordinary share and will cease separate existence and trading; and upon the consummation of the Business Combination, without any further action on the part of the holder thereof, each PubCo Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be cancelled and automatically converted into one-sixth (1/6) of one PubCo ordinary share; provided, however, that each holder entitled to receive a fraction of a PubCo ordinary share shall receive, in lieu of such fractional share, one PubCo ordinary share rounding down to the nearest whole PubCo ordinary share.

Vote Required for Approval

Along with the approval of the Business Combination Proposal and the Nasdaq Proposal, approval of the Reincorporation Merger is a condition to the consummation of the Business Combination. If the Reincorporation Merger Proposal is not approved, the Business Combination will not take place. If either the Business Combination Proposal or the Nasdaq Proposal is not approved, the Reincorporation Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting or any adjournment or postponement thereof) and the Business Combination will not occur. Approval of the Reincorporation Merger Proposal is also a condition to Proposal No. 2 and Proposal No. 3.

The Reincorporation Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the affirmative vote of a two-thirds of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Reincorporation Merger Proposal at the Meeting.

Pursuant to the Letter Agreement, the Initial Shareholders holding an aggregate of 197,250 Private Placement Units and 1,437,500 BPAC Class B ordinary shares (or approximately 22.1% of the outstanding BPAC ordinary shares), have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 826,833 Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Reincorporation Merger Proposal is two-thirds of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, 6,306 Class A ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal for it to be approved.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE REINCORPORATION MERGER UNDER PROPOSAL NO. 1.

PROPOSAL NO. 2 — THE BUSINESS COMBINATION PROPOSAL

We are asking our shareholders to adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated thereby. Our shareholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement. We also urge our shareholders to read carefully the Merger Agreement in its entirety before voting on this Proposal. A copy of the Merger Agreement is attached as Annex A-1 to this proxy statement/prospectus.

General

On May 1, 2026, BPAC entered into the Merger Agreement by and among BPAC, the Purchaser, Merger Sub and SINGAUTO. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the BPAC shareholders, BPAC will merge with and into the Purchaser, with the Purchaser remaining as the surviving publicly traded entity as a result of the Reincorporation Merger (“PubCo”); (ii) at least one business day after the consummation of the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO continuing as the surviving company in the Business Combination and becoming a wholly-owned subsidiary of PubCo.

The board of directors of BPAC has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the BPAC shareholders.

The Merger Agreement

The following is a summary of the material terms of the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A-1 to this proxy statement/prospectus.

The Merger Agreement contains representations and warranties that BPAC, PubCo and Merger Sub, on the one hand, and SINGAUTO, on the other hand, have made to one another as of specific dates. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties to the Merger Agreement. Some of these schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. You should not rely on the representations and warranties described below as current characterizations of factual information about BPAC or SINGAUTO because they were made as of specific dates and may be intended merely as a risk allocation mechanism among BPAC, PubCo and Merger Sub and SINGAUTO and are modified by the disclosure schedules.

The Equity Incentive Plan

As part of the Merger Agreement and in connection with the Business Combination, BPAC and SINGAUTO have agreed that PubCo shall adopt the Equity Incentive Plan. The Equity Incentive Plan provides for the issuance of a number of PubCo ordinary shares equal to 10% of PubCo’s outstanding shares immediately after the Closing . Shares may be made available from shares held in treasury or authorized but unissued shares of PubCo not reserved for any other purpose.

General Description of the Reincorporation Merger

Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein and in accordance with applicable laws, BPAC will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity.

At the effective time of the Reincorporation Merger, (A) all outstanding Units of BPAC (each consisting of (i) one BPAC Class A ordinary share and (ii) one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination) will separate into their individual components of BPAC Class A ordinary shares and BPAC Rights and will cease separate existence and trading, and (B) BPAC Class B ordinary shares will automatically convert into BPAC Class A ordinary shares, and the current equity holdings of the BPAC shareholders shall be exchanged as follows:

●	Each BPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares and any Dissenting Shares) will automatically be cancelled and cease to exist and will be converted automatically into one validly issued PubCo ordinary share, which, unless explicitly stated herein, shall be fully paid; and

●	Each BPAC Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be converted into a PubCo Right to receive one-sixth (1/6) of one PubCo ordinary share and will cease separate existence and trading; and upon the consummation of the Business Combination, without any further action on the part of the holder thereof, each PubCo Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will be cancelled and automatically converted into one-sixth (1/6) of one PubCo ordinary share; provided, however, that each holder entitled to receive a fraction of a PubCo ordinary share shall receive, in lieu of such fractional share, one PubCo ordinary share rounding down to the nearest whole PubCo ordinary share.

Each issued and outstanding PubCo ordinary share immediately prior to effective time of the Reincorporation Merger will cease to be issued and will be automatically cancelled and retired and will cease to exist.

General Description of the Business Combination

Business Combination Consideration

At least one business day after the consummation of the Reincorporation Merger, Merger Sub will be merged with and into SINGAUTO, resulting in SINGAUTO being a wholly owned subsidiary of PubCo.

The aggregate consideration to be paid to existing shareholders of SINGAUTO is $1,200,000,000, consisting of 120,000,000 newly issued PubCo ordinary shares, valued at $10.00 per share. A number equal to 10% of PubCo’s outstanding shares immediately after the Closing will be reserved and authorized for issuance under the Equity Incentive Plan. At the closing of the Business Combination, each SINGAUTO ordinary share then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo ordinary shares pursuant to the terms of the Merger Agreement.

Upon the closing of the Business Combination, PubCo board of directors will consist of five (5) directors, a majority of whom shall be independent directors under Nasdaq listing rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) director to serve as an independent director of PubCo, and SINGAUTO shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, see “Director and Executive Officers of the Combined Company after the Business Combination.”

After the Business Combination, assuming there are no redemptions of our shares, BPAC’s current public shareholders will own approximately 5.2% of the issued share capital of PubCo, BPAC’s Sponsor, current directors, officers and affiliates will own approximately 1.3% of the issued share capital of PubCo, and SINGAUTO shareholders will own approximately 93.5% of the issued share capital of PubCo.

Assuming the maximum redemption by holders of 5,750,000 BPAC’s outstanding ordinary shares, after giving effect to the payments to redeeming shareholders, BPAC’s current public shareholders will own approximately 0.8% of the issued share capital of PubCo, BPAC’s Sponsor, current directors, officers and affiliates will own approximately 1.4% of the issued share capital of PubCo, and SINGAUTO shareholders will own approximately 97.8% of the issued share capital of PubCo.

Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, BPAC expects to close the Business Combination as soon as possible following the Meeting.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, which will not survive the Closing, expect as provided in the Merger Agreement. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

Conduct Prior to Closing; Covenants

Each of the Company and the Parent Parties has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practices, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications.

The Merger Agreement also contains, among other things, covenants providing for:

●	each party not soliciting, initiating, encouraging or continuing discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement;

●	each party providing access to their books and records and providing information relating to their respective businesses to the other party, its legal counsel and representatives;

●	SEC filings and cooperation in making certain filings with the SEC and the Parent Parties using commercially reasonable efforts to ensure the Parent remains listed on Nasdaq prior to the Closing Date;

●	the Company delivering the financial statements required by the Parent to make applicable filings with the SEC;

●	directors’ and officers’ indemnification and insurance; and

●	adoption by PubCo of a new equity incentive plan, which will have such number of shares available for issuance equal to 10% of PubCo’s outstanding shares immediately after the Closing.

Conditions to Closing

General Conditions

Consummation of the Business Combination is subject to customary closing conditions for similar transactions involving special purpose acquisition companies, including, among other things, (i) the Parent and the Company receiving approval from their respective shareholders to the transactions; (ii) the absence of injunctions or other legal restraints preventing or prohibiting the consummation of the Business Combination; (iii) all necessary consents approvals and actions of, filing with and notices to any governmental authority to consummate the Business Combination having be made or obtained (iv) the SEC having declared the Registration Statement effective; (v) the PubCo ordinary shares having been approved for listing on Nasdaq; and (vi) if applicable, the expiration or termination of the waiting period under the HSR Act, and other applicable anti-trust laws.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	the Company complying with all of its obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Company being true on and as of the closing date of the transactions, other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect;

●	there having been no occurrence of a Material Adverse Effect with respect to the Company;

●	the Company having obtained all necessary consents, and no such consent will have been revoked; and

●	the Company having entered into the IP Cooperation Agreement, in a form acceptable to the Parent within ten business days following the date of the Merger Agreement.

SINGAUTO’s Conditions to Closing

The obligations of SINGAUTO to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, will be conditioned upon each of the following, among other things:

●	the Parent Parties complying with all of their obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Parent Parties being true on and as of the closing date of the transactions, other than as would not in the aggregate reasonably be expected to have a material adverse effect;

●	there having been no occurrence of a material adverse effect to Parent Parties;

●	the Parent Parties materially complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

●	the Purchaser not having received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to, meet the Nasdaq listing requirements as of the Closing Date for any reason.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing as follows:

●	by mutual written consent of the Company and the Parent;

●	by either the Company or the Parent, in the event that any authority in the U.S. or applicable non-U.S. jurisdiction has issued a final and non-appealable injunction or order making the Business Combination illegal or prohibiting their consummation;

●	by the Company, if the requisite vote of the shareholders of BPAC has not been obtained;

●	by the Parent, if the requisite vote of the shareholders of SINGAUTO has not been obtained;

●	by the Parent, if the Company has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach has not been cured within 30 days following the date that the Company is notified in writing of such breach, unless, at such time, the Parent is in material breach of the Merger Agreement;

●	by the Company, if the Parent Parties have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and such breach has not been cured within 30 days following the date that the Parent is notified in writing of such breach, unless, at such time, the Company is in material breach of the Merger Agreement; or

●	by the Parent, if the IP Cooperation Agreement has not been executed within 10 business days after the date of the Merger Agreement.

Certain Related Agreements

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain shareholders of the Company have entered with a support agreement pursuant to which, among other things, such shareholders have agreed, among other things, (i) to vote all of their Company Ordinary Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and (ii) to not transfer, until the Effective Time or the termination of the Merger Agreement, any of their Company Ordinary Shares.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, each of the Sponsor and certain of Sponsor’s Affiliates have entered with a support agreement pursuant to which, among other things, the Sponsor and affiliates of the Sponsor have agreed, among other things, (i) to vote all of their BPAC ordinary shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) to not redeem any of their BPAC ordinary shares in connection with the Business Combination and to waive any adjustment to the conversion ratio set forth in the Parent’s organizational documents and (iii) to not transfer, until the Effective Time or the termination of the Merger Agreement, any of their BPAC ordinary shares.

Lock-up Agreement

Upon the Closing, the Purchaser, the Sponsor and each Company shareholder who will hold 5% or more of PubCo ordinary shares immediately after the Closing, will enter into lock-up agreements, pursuant to which the Sponsor and such shareholders will, subject to certain customary exceptions, agree not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any of the PubCo ordinary shares beneficially owned by such shareholders (the “Lock-up Shares”) until the earlier of (1) 180 days after the completion of the Business Combination; or (2) the date following the consummation of Business Combination on which the Purchaser completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property. Notwithstanding the foregoing, the Lock-up Shares will be released from the lock-up if (1) the reported closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after the completion of the Business Combination.

Registration Rights Agreement

Upon the Closing, the Purchaser will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of the Company and the Parent with respect to the shares of the Purchaser issued or issuable in connection with the Business Combination. Pursuant to the Registration Rights Agreement, either the holders of a majority-in-interest of the registrable securities or the Sponsor will have an aggregate of two demand registration rights for their registrable securities. The Registration Rights Agreement will also provide the shareholders with “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by shareholders participating in a registration, will be paid by the Purchaser.

Intellectual Property Cooperation Agreement and Deed of Waiver

SingAuto has historically conducted its R&D activities in collaboration with Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing. Certain patents and patent applications developed in connection with our business were historically registered, listed or recorded in the names of multiple parties as co-holders, co-owners or co-applicants, including SingAuto Cayman, SingAuto Singapore, SingAuto HK and Xinshiya Beijing. Xinshiya Beijing is a related party of SINGAUTO and is controlled by Mr. Yuqiang Liu, SINGAUTO’s CEO and chairman of the board. See “Information About SINGAUTO — Material Intellectual Property Agreements” and “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO” for more information regarding related-party transactions involving Xinshiya Beijing. To clarify the ownership and commercialization rights in these patents and patent applications, the relevant parties entered into a deed of waiver and relinquishment of IP rights and an intellectual property cooperation agreement in May 2026.

Under the deed of waiver dated and effective as of May 4, 2026, SingAuto HK acknowledged that its prior registration as a co-holder of certain intellectual property had been made for administrative or structural purposes, irrevocably and unconditionally  waived and released all rights, title and interest in the relevant intellectual property worldwide, and agreed to cooperate in its removal from applicable IP registration records. The deed does not provide for a fixed term, renewal right or early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with the terms of the deed.

On May 15, 2026, SingAuto Cayman, SingAuto Singapore and Xinshiya Beijing entered into an intellectual property cooperation agreement, or IP Cooperation Agreement, to establish a unified framework for the licensing and commercialization of the licensed patents worldwide. The entry into the IP Cooperation Agreement satisfied the closing condition under the Merger Agreement requiring SINGAUTO to enter into the IP Cooperation Agreement, in a form acceptable to BPAC, within ten business days following the date of the Merger Agreement. Under the IP Cooperation Agreement, SingAuto Cayman and Xinshiya Beijing are identified as IP holders and SingAuto Singapore is identified as the licensee, and SingAuto Singapore receives an exclusive, sublicensable, worldwide license under the licensed patents to make, use, offer to sell, sell and import licensed products, with full and final control over commercialization and exploitation of the licensed patents. The agreement also provides for a one-time lump sum consideration, the specific amount of which remains subject to the parties’ further determination, in lieu of ongoing royalties.  On June 15, 2026, the parties entered into a supplementary agreement to the IP Cooperation Agreement, setting the consideration at $2.0.

The IP Cooperation Agreement became effective on May 15, 2026 and, unless terminated earlier in accordance with its terms, continues on a licensed product-by-licensed product and country-by-country basis until the expiration of the last-to-expire valid claim of a licensed patent in the relevant country, or, if no patent contained in the licensed patents is issued or the relevant patents or patent applications are abandoned, until one year after the last patent or patent application is abandoned. SingAuto Singapore, as licensee, may terminate the agreement without cause on at least 45 business days’ prior written notice to the IP holders, and may also terminate the agreement if any IP holder materially breaches the agreement and fails to cure such breach within 30 business days after written notice. Either party may terminate the agreement immediately upon certain insolvency, bankruptcy, liquidation or similar events affecting SingAuto Singapore. The agreement does not contain an automatic renewal provision. Upon expiration of the last patent to expire under the licensed patents in any country with respect to any licensed product, provided SingAuto Singapore is not then in breach of the agreement, SingAuto Singapore will have a perpetual, irrevocable, fully paid-up license to make, use, offer to sell, sell and import in that country products that were previously licensed products.

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SINGAUTO expecting to have a majority control of the voting power of PubCo, SINGAUTO’s senior management comprising substantially all of the senior management of PubCo, the relative size of SINGAUTO compared to PubCo, and SINGAUTO operations comprising the ongoing operations of PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SINGAUTO issuing stock for the net assets of PubCo, accompanied by a recapitalization. The net assets of PubCo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Approvals

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any federal or state regulatory requirement or approval, except for the filings and registration with the Registrar of Companies in the Cayman Islands of the articles of merger, including the Reincorporation Plan of Merger and the payment of the applicable fees under the Cayman Islands Companies Act necessary to effectuate the Business Combination.

Management

Effective as of the closing of the Business Combination, the Combined Company’s Board of Directors will have at least five (5) directors, a majority of whom shall be independent directors under Nasdaq listing rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) director to serve as an independent director of PubCo, and SINGAUTO shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors. Effective as of the closing of the Business Combination, all of the executive officers of BPAC immediately prior to the closing of the Business Combination shall resign and the individuals serving as executive officers of the Combined Company immediately after the closing of the Business Combination will be the same individuals (in the same offices) as those of SINGAUTO immediately prior to the closing of the Business Combination. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Background of the Business Combination

The terms of the Merger Agreement and related ancillary documents are the result of extensive negotiations between BPAC, the Company and their respective representatives. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions. It is not, and does not purport to be, a complete catalogue of every interaction between the applicable parties.

BPAC Background and Initial Public Offering

BPAC is a blank check company incorporated on January 13, 2025, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The terms of the Business Combination were the result of thorough arm’s-length negotiations among the directors, management, and representative teams of BPAC, the Sponsor, and the Company, respectively. The following is a brief description of these discussions and negotiations, the Business Combination, and related transactions.

On November 13, 2025, BPAC consummated its IPO of 5,750,000 Units, including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds of $57,500,000. Each Unit consists of one Class A ordinary share of BPAC and one public right to receive one-sixth (1/6th) of one Class A ordinary share of BPAC. Concurrently with the closing of the IPO, pursuant to the Private Placement Unit Purchase Agreements, the Company completed the private sale of 197,250 Private Placement Units to the Sponsor at a purchase price of $10.00 per unit, generating gross proceeds to the Company of $1,972,500. The Private Placement Units are identical to the Units sold in the IPO.

Upon the closing of BPAC’s IPO and the sale of the Private Placement Units, approximately $57,500,000 ($10.00 per unit) of net proceeds was placed in the Trust Account.

BPAC’s amended memorandum and articles of association, conditionally adopted by a special resolution passed on August 15, 2025 and effective immediately prior to the listing of the securities of BPAC on Nasdaq on November 12, 2025, provided that BPAC was required to complete its initial business combination within 15 months from the closing of BPAC’s IPO.

Prior to the closing of BPAC’s initial public offering, neither BPAC nor anyone acting on its behalf contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any potential business combination transaction with BPAC.

After BPAC’s IPO, and consistent with BPAC’s business purpose, BPAC Board and management team commenced an active, targeted search for an initial set of potential business combination targets, leveraging BPAC’s and the Sponsor’s network of relationships and intimate knowledge of the private company marketplace, as well as the prior experience and network of the BPAC Board and management team.

In evaluating potential businesses and assets for an initial business combination, BPAC, together with its directors and management team, and the Sponsor, considered acquisition candidates worldwide and various industries, although not limited to a particular industry or geographic region in selecting a target. BPAC generally focused on companies that it believed were (i) within the advanced mobility and green logistics technology sector and sustainable supply-chain infrastructure that strongly aligned with the Company’s technology-driven approach to commercial transportation innovation and global logistics modernization, and complementing the background and network of its management team; (ii) companies with portfolio optionality that have platform opportunities and a credible roadmap to expand vertically and/or horizontally over time; (iii) companies with potential commercial and strategic synergies, including companies that can benefit from the investment and operational expertise, relationships, and contacts of BPAC’s management and the Sponsor; and (iv) sustainable stand-alone companies, including companies with sustainable business models having the capacity to grow quickly in large, addressable markets. When evaluating potential targets, BPAC generally assessed opportunities against these criteria, in addition to others.

Evaluation of the Potential Target Companies

The following is a brief description of the background of BPAC’s search for and discussion with various potential target companies. It is not, and does not purport to be, a complete catalogue of every interaction between the applicable parties.

After the IPO, the BPAC Board and management team commenced an active search for potential target businesses. In connection with evaluating potential business combinations, members of BPAC’s management team contacted and were contacted by a number of individuals, entities, investment banks, and private equity funds with respect to potential business combination opportunities focusing initially in Asia because BPAC’s management team, in its legal practice outside of its BPAC responsibilities, has significant operations in Asia with law offices in Singapore and Hong Kong and as a result, a deep network of business contacts in that region. During this process:

●	BPAC identified and evaluated over fourteen potential target companies in addition to its proposal to SingAuto with the objective of consummating a business combination.

●	BPAC entered into non-disclosure agreements with five of these potential targets in addition to SingAuto.

●	None of the five non-disclosure agreements that BPAC entered into included a standstill provision that would prevent BPAC from making an offer to the counterparty or would prevent any party from making an offer to BPAC, nor did these agreements prevent either party from pursuing another transaction.

●	Among the potential targets that had entered into non-disclosure agreements with BPAC, BPAC gained access to the data room of four companies (including SingAuto) to obtain further information and based on its preliminary due diligence, discussed potential transaction proposals with three potential targets (including SingAuto).

●	As part of its evaluation process, BPAC Board and management team then considered, among other things, each such potential target company’s growth characteristics, future suitability as a public company, competitive positioning within its industry, historical profitability, and financial forecasts.

●	During its target identification process, BPAC did not issue a letter of intent to, or enter into substantive negotiations with, any potential target company other than SingAuto, as SingAuto was the first prospective target with which discussions advanced to a sufficiently mature stage to warrant detailed transaction negotiations. Following its evaluation of SingAuto’s business, management team, growth prospects and strategic positioning, BPAC determined that SingAuto represented an attractive business combination opportunity. In reaching this conclusion, BPAC’s management considered a number of factors, including the Company’s differentiated focus on the commercial logistics vehicle sector, its green cold-chain logistics technology solutions, and the Sponsor team’s belief in the long-term growth potential of renewable and electrified commercial transportation. BPAC also considered the increasing number of newly formed special purpose acquisition companies actively seeking merger opportunities in the market, which management believed could lead to increased competition for merger targets and potentially reduce the availability of suitable acquisition candidates over time. Accordingly, in light of BPAC’s ongoing operating expenses, the time required to identify, evaluate and negotiate a business combination transaction, and BPAC’s scheduled expiration in February 2027, absent an extension, management concluded that dedicating its resources to negotiating and completing a potential transaction with SingAuto represented a more efficient and value-maximizing course of action than continuing to pursue additional target candidates. As a result, BPAC elected to focus its efforts on negotiating and executing the Merger Agreement with SingAuto rather than conducting a broader search process.

Target Company One:

●	On January 9, 2026, BPAC management team held an introductory call with the management team of a technology company focused on developing innovative solutions for cyber and network security (“TC1”).

●

On January 12, 2026, TC1 provided a pitch deck to BPAC management for review.

Also on January 12, 2026, BPAC and TC1 entered into a non-disclosure agreement, but BPAC was never granted access to any virtual data room.

●

Between January 12, 2026 and mid-February 2026, BPAC and TC1 had multiple discussions regarding TC1’s business plan, cashflow needs and projections of future operations.

On February 19, 2026, TC1 informed BPAC that it decided not to proceed with discussions with BPAC regarding a business combination, as it had chosen a different route to a public listing.

Target Company Two:

●	On January 28, 2026, BPAC had a teleconference with management of a pre-clinical biotechnology company focused on cell therapies for diabetes (“TC2”). Also on that day, BPAC reviewed a presentation from TC2.

●	On January 29, 2026, BPAC had a follow up call with TC2 management regarding TC2’s cash needs to continue development of its products.

●	On February 2, 2026, BPAC entered into a non-disclosure agreement and was granted access to TC2’s virtual data room.

●	Between February 2, 2026 and March 9, 2026, the parties had multiple teleconference and videoconference calls regarding various aspects of the business, but primarily focusing on the future scientific pathway and the capital required to achieve the projected results.

●	In mid-March BPAC concluded that the public market conditions for biotechnology companies were not supportive enough for TC2’s business plan and decided to consider other potential targets.

●	On March 17, 2026, BPAC decided to terminate any discussions with TC2 about a potential de-SPAC transaction.

Target Company Three:

●	On February 13, 2026, BPAC was introduced to a European based software engineering company specializing in computer vision, geospatial intelligence, simulation, and AI-driven visual data solutions for defense, aerospace, and advanced industrial applications (“TC3”).

●	On March 5, 2026, BPAC held an introductory teleconference call with TC3.

●	On March 11, 2026, BPAC entered into a non-disclosure agreement with TC3 but was never granted access to a virtual data room.

●	On April 14, 2026, TC3 informed BPAC that it was no longer interested in considering a merger with BPAC as it was going to raise capital in the private markets for the time-being.

Target Company Four:

●	On March 5, 2026, BPAC held an introductory call with the management team of a film and entertainment fund. (“TC4”).

●	On March 9, 2026, BPAC reviewed a presentation of TC4’s business plan.

●	On March 13, 2026, BPAC entered into a non-disclosure agreement with TC4 and gained access to the virtual data room of TC4 on that date.

From March 13, 2026 through April 1, 2026, the parties held multiple teleconference and videoconference calls relating to the business plan and near terms prospects for its projects as well as the cashflow needs related thereto. BPAC was concerned that such projects were highly speculative and required significant amounts of capital to produce with no guarantee of resulting revenue.

●	Ultimately, on or about April 1, 2026, BPAC determined that a business combination with TC4 was not in its best interest.

Target Company Five:

●	On March 9, 2026, BPAC was introduced to an entertainment company that was building a spaced-based entertainment business (“TC5”)

●	On March 12, 2026, BPAC reviewed TC5’s business plan.

●	From March 12, 2026 through March 24, 2026 the parties had two teleconferences regarding TC5’s business plan and specifically the assumptions underlying the potential market.

●	On March 24, 2026, BPAC entered into a non-disclosure agreement with TC5 and was granted access to its virtual data room.

●

From March 24, 2026 through April 13, 2026, the parties held multiple teleconference and videoconferences regarding aspects of TC5’s business plan related to the market, revenue and cost assumptions, current contracts in place and prospects for future commitments. BPAC was also concerned about the capital required to execute TC5’s business plan and sought to better understand the basis for those capital requirements.

●	However, on April 13, 2026, BPAC determined that a business combination with TC5 was not in its best interest.

In addition to those specified above, the reasons that BPAC did not continue discussions with potential targets other than the Company included the following: (i) decision on the part of the other potential targets to pursue alternative transaction structures or strategies; (ii) failure by the other potential targets and BPAC to align on valuation or capital investment expectations; (iii) various factors that led BPAC to conclude that the combined company resulting from the proposed business combination would not be perceived as an attractive investment by public and/or private investment in public equity investors, including, but not limited to, the valuation attributed to such potential targets, the maturity of such potential targets’ businesses, their respective business plans, market sentiments of the industries in which the potential targets operated, and market performance of their respective public company comparables; and (iv) transaction terms requested by such potential targets that were difficult for BPAC to accept, such as requesting BPAC to make up-front investments in such potential targets prior to the closing of the proposed business combination.

All discussions with representatives of potential targets other than the Company ceased on or before May 1, 2026, the date on which BPAC and the Company executed the Merger Agreement.

Background to Negotiations with SingAuto

Initial Contact and Evaluation

In December 2025, Mr. Yuqiang Liu, Chairman of SingAuto, contacted Blueport’s sponsor representatives, Mr. Roy Jiang and Mr. Jason Ye, to discuss Blueport’s acquisition strategy. Prior to these discussions, neither BPAC, its sponsor, nor their respective officers and directors had any material business relationship with SingAuto or its management, except as described below.

Mr. Liu was introduced in 2023 to Jason Ye, a Partner of Ortoli Rosenstadt LLP and Ortoli Rosenstadt Ye Pte. Ltd. (“ORY”), through common acquaintance Jiale Chang, a retail banker who worked in Singapore at the time. Following the introduction, SingAuto management had a few discussions with Mr. Ye regarding potential financing and capital markets opportunities, including the possibility of a U.S. public listing to support the company’s growth and operational needs. SingAuto also participated in several ORY-hosted events in Singapore, including the 2024 and 2025 ORY APAC-US Conferences, where it met professional advisors, investment bankers, and prospective investors, and gained additional insight into the U.S. capital markets and listing process. SingAuto never engaged ORY as legal counsel and neither ORY nor its personnel received any compensation from SingAuto in connection with these discussions or event participation.

Following preliminary discussions in late December 2025 regarding SingAuto’s business, management team, growth strategy, and capital requirements, BPAC’s management concluded in January 2026 that SingAuto merited further evaluation as a potential business combination target. BPAC was particularly attracted to SingAuto’s proprietary green cold-chain logistics technology solutions. BPAC’s management and sponsor team also considered broader industry trends affecting the commercial transportation sector. In particular, the subsequent volatility of global oil and diesel prices highlighted the importance of fuel-cost predictability for logistics operators and fleet owners. BPAC believed that the transition toward renewable and electrically powered commercial vehicles could help customers reduce their reliance on traditional commercial trucks powered by diesel and exposure to fluctuations in fossil fuel prices while supporting increasingly stringent environmental and emissions requirements. As a result, BPAC viewed companies focused on electrification solutions for commercial logistics vehicles, including SingAuto, as potentially well positioned to benefit from long-term industry demand. This consideration, together with SingAuto’s focus on the commercial logistics vehicle segment and its green cold-chain logistics technology solutions, contributed to BPAC’s interest in further evaluating SingAuto as a potential business combination target.

Between December 2025 and January 2026, BPAC and SingAuto conducted multiple meetings, both in person and virtually. Participants included BPAC management and sponsor representatives, including Mr. Rosenstadt, Mr. Jiang and Mr. Ye, as well as Mr. Liu and other members of SingAuto’s management team. The discussions were intended to, among other things, (i) confirm SingAuto’s interest in accessing the U.S. capital markets through a business combination with a special purpose acquisition company and becoming a publicly traded company, (ii) provide SingAuto’s management with an understanding of BPAC’s structure, transaction terms and post-combination implications for the combined company and its shareholders, (iii) evaluate SingAuto’s business plan, growth strategy and financial projections, including management’s plans for achieving its operational and financial targets, (iv) assess SingAuto’s ability to meet Nasdaq/NYSE public-company standards, (v) understand customer concentration and commercial relationships, as well as regulatory approvals, licenses, and compliance requirements in each targeted market, and (vi) evaluate potential PIPE financing and other post-merger funding needs. The parties also discussed SingAuto’s manufacturing capability, intellectual property portfolio, technology platform, competitive positioning, market opportunities, supply-chain relationships, and long-term strategic objectives. In addition, BPAC sought to assess the strength and experience of SingAuto’s management team, the scalability of its business model, the sustainability of its competitive advantages, and its readiness to operate as a U.S.-listed public company, including its corporate governance, financial reporting and compliance capabilities.

Confidentiality Agreement and Preliminary Due Diligence

In January 2026, the parties entered into a mutual confidentiality agreement to facilitate the exchange of non-public information and a non-binding letter of intent, with a proposed merger valuation of $1.5 billion. Thereafter, BPAC and its advisors commenced preliminary business and commercial due diligence. The Company provided access to management presentations, financial information and other diligence materials.

Throughout January and February 2026, BPAC’s management reviewed presentations provided by SingAuto’s senior management team covering:

●	historical operating results;

●	product development and commercialization plans;

●	manufacturing and supply chain arrangements;

●	intellectual property matters;

●	customer and commercial relationships; and

●	regulatory and compliance matters.

Valuation Discussions

Beginning in late February 2026, representatives of BPAC and SingAuto engaged in negotiations regarding valuation, transaction structure and post-closing governance arrangements.

The Company initially proposed an equity valuation of approximately $1.5 to 1.6 billion based on its management’s assessment of future growth opportunities, projected revenues, projected unit sales and industry comparables. BPAC expressed concerns regarding execution risks, market conditions and projection feasibility and proposed a lower valuation range. Following discussions with BPAC and Revere, SingAuto reviewed the projected unit sales assumptions used in its valuation model and reduced those assumptions to better reflect the expected timing of commercial production, market adoption and business development. The reduction in projected unit sales lowered the implied valuation under SingAuto’s model and was a significant factor in the parties’ agreement on the final transaction valuation.

Over the course of numerous meetings from February to April 2026, the parties had meetings and shared respective views on financial analyses and comparable company data. In addition, BPAC separately engaged Revere Securities, LLC to provide the BPAC Board with a fairness opinion relating to the valuation of SingAuto.

Ultimately, the parties agreed upon an implied equity value of approximately $1.2 billion, with  the shareholders of SingAuto immediately prior to the closing receiving approximately 120,000,000 shares of the post-combination public company at an implied value of $10.00 per share.

Negotiation of Transaction Structure

From March through April 2026, the parties negotiated the principal terms of the proposed transaction, including:

●	the post-closing ownership structure;

●	treatment of BPAC public shares, founder shares and rights;

●	governance and board composition;

●	representations and warranties;

●	covenants and interim operating restrictions;

●	closing conditions；

●	indemnification arrangements;

●	regulatory approvals; and

●	Nasdaq listing requirements.

During these negotiations, the parties, together with their legal counsel, evaluated several alternative transaction structures. The parties ultimately determined that a structure involving the reincorporation of BPAC into the Purchaser, followed by the merger of Merger Sub with and into the Company, would provide an efficient framework for completing the business combination and operating the combined company following closing. Parties also had numerous discussion both in person and through videoconference regarding the documents needed to complete the signing of BCA.

On April 22, 2026, the parties and their respective counsel held a videoconference regarding outstanding due diligence matters and open BCA items. SingAuto provided responses to questions from BPAC management and its board of directors regarding the presentation materials.

On April 27, 2026, counsel to both parties discussed the ancillary documents to the BCA. On the same day, BPAC management reviewed the first draft of the Form 8-K disclosing the anticipated execution of the BCA, BPAC management held a teleconference with counsel regarding outstanding BCA items, including the ownership of certain intellectual property of the Company.

Board Consideration and Approval

Throughout the negotiation process, BPAC’s management updated the BPAC Board regarding the status of discussions with the Company, ongoing due diligence findings and evolving transaction terms.

In late April 2026, the BPAC’s Board reviewed:

●	management’s diligence findings;

●	financial analyses relating to the Company;

●	strategic benefits of the transaction;

●	potential risks and uncertainties;

●	fairness opinion provided by Revere Securities, LLC;

●	proposed governance arrangements; and

●	the draft Merger Agreement.

The BPAC Board also considered alternative strategic opportunities available to BPAC and the potential consequences of not completing a business combination within the required timeframe.

Following these discussions, the BPAC Board unanimously determined that the proposed transaction was advisable and in the best interests of BPAC and its shareholders.

Similarly, the Company’s board of directors reviewed the proposed transaction, strategic alternatives and related risks and benefits before unanimously approving the transaction.

Execution of the Business Combination Agreement

Following final negotiations among the parties and their advisors, on May 1, 2026, BPAC, the Purchaser, Merger Sub and the Company entered into the Merger Agreement. Under the Merger Agreement, BPAC will merge with and into the Purchaser, and Merger Sub will subsequently merge with and into the Company, with the Company surviving as a wholly owned subsidiary of PubCo. Following the closing, PubCo is expected to become the publicly traded parent company and its ordinary shares are expected to be listed on Nasdaq, subject to satisfaction of applicable closing conditions and regulatory approvals.

Use of the Projections in Connection with the Business Combination

On February 19, 2026, SINGAUTO provided Revere with an initial financial projections prepared by SINGAUTO’s management covering its fiscal years 2026 through 2030 (the “Projections”).

Following the initial delivery of the Projections to Revere, SINGAUTO updated the Projections on two occasions to reflect more recent financial and operating information available to SINGAUTO, as well as discussions and developments occurring during the course of the negotiation process. The final version of the Projections, covering SINGAUTO’s fiscal years 2027 through 2033, was finalized on May 1, 2026. Revere used the successive updated versions of the Projections in connection with its financial analyses. BPAC and the BPAC Board did not independently review or rely on the Projections themselves. Rather, the BPAC Board considered and relied on Revere’s analyses and conclusions, among other factors, in (i) evaluating SINGAUTO’s business, financial condition and prospects, (ii) evaluating and negotiating the terms of the Merger Agreement, including the merger consideration, and (iii) determining that the Business Combination and the merger consideration were advisable and in the best interests of BPAC and its shareholders.

Relationship Between the Projections and the Merger Consideration

The merger consideration of $1.2 billion (or 120,000,000 PubCo ordinary shares at an implied value of $10.00 per share) was negotiated between representatives of BPAC and SINGAUTO during February through April 2026 and was reflected in the Merger Agreement executed on May 1, 2026. In assessing the proposed merger consideration, BPAC considered Revere’s valuation analyses, which were based in material part on the successive versions of the Projections provided by SINGAUTO to Revere. Those analyses took into account, among other things, the enterprise value ranges derived from the projected financial performance of SINGAUTO, SINGAUTO’s estimated net cash of approximately $58 million as of the anticipated closing date, and execution risks, including risks associated with global political instability. Following negotiation and consideration of these factors, the parties agreed upon the $1.2 billion merger consideration.

Use of the Projections by Revere

Revere used the Projections as a principal input in its discounted cash flow, comparable companies and precedent transactions analyses described under “Basis for the BPAC Board’s Recommendation — Fairness Opinion.” As the Projections were revised by SINGAUTO, Revere incorporated the updated information into its analyses. The final Projections, covering fiscal years 2027 through 2033 and finalized on May 1, 2026, were used by Revere in connection with its final valuation analyses.

Revere’s financial analyses formed the basis for its opinion, dated May 1, 2026, that the merger consideration was fair, from a financial point of view, to BPAC’s public shareholders. The BPAC Board relied on Revere’s analyses and fairness opinion, rather than directly on the Projections, in reaching its conclusions regarding the fairness of the merger consideration and the advisability of the Business Combination. See “Basis for the BPAC Board’s Recommendation — Fairness Opinion” beginning on page 73 for a description of the specific assumptions, discount rates and terminal value methodology applied by Revere in its analyses.

BPAC Board’s Reasons for Approval of the Business Combination

The BPAC Board unanimously approved the Merger Agreement, the Business Combination, and all other related transactions.

The BPAC Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating the terms of the Merger Agreement and Business Combination transaction and/or prepare a report concerning approval of the Business Combination. The Business Combination is not structured so that the approval of at least a majority of the unaffiliated shareholders of the BPAC is required for consummation of the Business Combination.

The BPAC Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of these factors, the BPAC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the BPAC Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In addition to the factors described above, the BPAC Board also considered the structure of the Business Combination, including the form of the transaction and the jurisdictions involved, and the reasons why such structure was appropriate under the circumstances. In evaluating the structure, the BPAC Board considered input from BPAC’s management, legal counsel and tax advisors.

The BPAC Board recognized that the Company’s principal operations, management team and research and development activities are located in Singapore and that the Company is subject to Singapore tax laws and regulatory considerations. Accordingly, the BPAC Board considered that the structure of the Business Combination needed to be designed in a manner that would be tax-efficient from a Singapore tax perspective, preserve the Company’s existing operational footprint and minimize disruption to its ongoing business. The BPAC Board believed that alternative transaction structures that did not appropriately account for Singapore tax considerations could result in adverse tax consequences, increased complexity, or operational inefficiencies following the closing of the Business Combination.

The BPAC Board also considered that the Business Combination structure would permit BPAC’s public shareholders to remain invested on substantially the same economic terms, subject to their redemption rights, while enabling the combined company to become publicly traded without requiring a reorganization of BPAC’s shareholder base. The BPAC Board believed that this structure appropriately balanced the interests of BPAC’s shareholders with the Company’s desire to access the U.S. public capital markets while maintaining its Singapore-based operations.

In addition, the BPAC Board considered that the selected structure would provide flexibility to support the Company’s anticipated future growth, including potential collaborations, financings and strategic transactions, while maintaining compliance with applicable tax, regulatory and corporate governance requirements in Singapore and other relevant jurisdictions. The BPAC Board believed that the structure of the Business Combination was therefore appropriate and in the best interests of BPAC and its shareholders in light of the Company’s business, geographic footprint and long-term strategic objectives.

Basis for the BPAC Board’s Recommendation — Fairness Opinion

BPAC retained Revere Securities LLC (“Revere”) on February 10, 2026 to provide financial analyses in connection with BPAC’s evaluation of the proposed Business Combination and, ultimately, its opinion as to the fairness, from a financial point of view, to the BPAC’s public shareholders regarding the Business Combination. Revere, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The BPAC Board selected Revere to act as its fairness opinion provider in connection with the Business Combination on the basis of Revere’s experience in similar transactions and its reputation in the investment community.

On May 1, 2026, Revere delivered to the BPAC Board a written opinion, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion (the “Revere Opinion”), (i) the merger consideration to be paid by BPAC is fair, from a financial point of view, to BPAC’s public shareholders and (ii) SINGAUTO has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by BPAC in the Trust Account for the benefit of BPAC’s public shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). For purposes of its financial analyses, Revere assumed that the aggregate consideration per the Merger Agreement would have a value equal to $1,200,000,000 at Closing.

The full text of the Revere Opinion to the BPAC Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C hereto and is incorporated by reference herein in its entirety. The following summary of the Revere Opinion is qualified in its entirety by reference to the full text of the Revere Opinion. Revere delivered the Revere Opinion to the BPAC Board for the benefit and use of the BPAC Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination from a financial point of view. The Revere Opinion also does not address the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might exist for BPAC, or the underlying business decision of BPAC whether to proceed with those business strategies or transactions. In addition, the Revere Opinion does not constitute a recommendation to any shareholder of BPAC as to how such shareholder should vote or act with respect to the Business Combination or any other matter.

In connection with rendering the Revere Opinion, Revere, among other things:

●	considered our assessment of general economic, market and financial conditions, as well as our experience in connection with similar transactions, and business and securities valuations generally;

●	reviewed a draft of the Merger Agreement, dated April 14, 2026 and associated transaction documents relevant to the Opinion, and assumed that the final form of the Merger Agreement will not differ from such draft in any material respect;

●	conducted discussions with the Company’s management regarding the Company’s recent business history and business plans;

●	reviewed publicly available financial information of BPAC filed with the U.S. Securities and Exchange Commission, including its Form 10-Qs, Form 10-Ks and certain reports on material events filed on Form 8-Ks between the date of its IPO and as of the date hereof;

●	reviewed certain publicly and non-publicly available business and financial information concerning the Company and the industries in which it operates;

●	compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, including certain publicly traded securities of such other companies;

●	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;

●	performed a public company comparable analysis of similar companies to the Company to derive certain forward multiples; and

●	performed such other analyses and examinations and considered such other information as we deemed appropriate.

In conducting its review and arriving at its opinion, as contained in the Revere Opinion, Revere did not independently verify any of the foregoing information and Revere assumed and relied upon such information being accurate and complete in all material respects, and Revere further relied upon the assurances of management of SINGAUTO that they are not aware of any facts that would make any of the information reviewed by Revere inaccurate, incomplete or misleading in any material respect. In addition, Revere has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of SINGAUTO, nor has Revere been furnished with any such valuation or appraisal. In addition, Revere has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of SINGAUTO.

With respect to the financial forecasts regarding SINGAUTO, Revere assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and good faith judgment of the management of SINGAUTO as to the future competitive, operating and regulatory environment and related financial performance of SINGAUTO and that the financial projections and the assumptions derived therefrom provided a reasonable basis upon which Revere could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Revere relied on this projected information without independent verification or analysis and did not in any respect assume any responsibility for the accuracy or completeness thereof .

The issuance of the Revere Opinion was approved by an authorized internal committee of Revere. The Revere Opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Revere expressed no opinion as to the underlying valuation, future performance or long-term viability of BPAC and its successors. Further, Revere expressed no opinion as to what the value of the BPAC Ordinary Shares actually will be when the Business Combination is consummated or the prices at which BPAC Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect the Revere Opinion, Revere does not have any obligation to update, revise or reaffirm it and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the BPAC Board and performed by Revere in connection with the Revere Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Revere, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Revere. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Revere. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before the date of the Revere Opinion and is not necessarily indicative of current market conditions.

Financial Analyses

Revere employed various methods to analyze the range of implied equity values of SINGAUTO. For purposes of its financial analyses, Revere analyzed SINGAUTO using two business lines: its commercial electric vehicle business (the “CEV Segment”) and its technology licensing and royalty business (the “Licensing and Royalty Segment”). Such methods included a comparable public company analysis using different comparable companies for each of the CEV Segment and the Licensing and Royalty Segment, and a discounted cash flow analysis with respect to the CEV Segment only.

Comparable Public Company Analysis

To calculate the implied enterprise value of SINGAUTO’s CEV Segment, Revere first obtained the median enterprise value (EV)/ fiscal year 2030E earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples from a total of five (5) comparable public companies, identified by Revere and applied them to SINGAUTO’s projected fiscal year 2030E EBITDA. The public company comparables were selected using the following criteria: (i) companies listed on a major stock exchange in the United States or Europe (ii) has known and positive FY2030E EBITDA projections available from public sources, (iii) operates in the sale or servicing of commercial vehicles, including electric vehicles, or in trucking, fleet operations, cold-chain logistics or refrigerated transportation .

When applying such criteria, Revere was focused on similarity of business model and market sectors rather than the size of the comparable companies as compared to SINGAUTO. It should be noted that there are some differences between the selected companies and the Company, specifically that some have a larger equity values, different rates of sales growth, slightly different EBITDA margins, and different geographical areas of growth. While no individual company is identical to the Company, all the companies selected in the business vertical are those that Revere deemed relevant based on its experience and professional judgment.

FY2030E financial metrics were used because SINGAUTO’s projected FY2027 through FY2029 results reflected an early-stage commercialization and production ramp period, including the expected ramp-up of the UAE assembly facility, transition from procurement to semi-knocked-down assembly, production capacity expansion and sales volume growth across target markets. FY2030E represented the first forecast year in which the CEV Segment was projected to achieve meaningful commercial scale and positive EBITDA contribution. FY2030E was not intended to represent normalized or steady-state performance, and actual results may differ materially from the projections.

The median FY2030E EV/EBITDA multiple for the CEV Segment (of 7.87x) was multiplied by the FY2030E EBITDA contribution of SINGAUTO’s CEV Segment of $159.54 million, to derive an implied enterprise value of $1,255.99 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies, which were sourced from S&P Capital IQ data as of April 22, 2026.

Commercial EV Segment

			Valuation		EV /
Company Name	Symbol	Stock Price	Market Capitalization	Enterprise Value	EBITDA 2030E
AB Volvo (publ)	VOLV-B.ST	$34.93	$71,030.2	$90,184.5	7.9	x
Americold Realty Trust, Inc.	NYSE:COLD	$12.56	$3,583.4	$7,982.8	11.6	x
Daimler Truck Holding AG	FWB:DTG	$50.74	$38,755.2	$63,978.5	8.1	x
Oshkosh Corporation	NYSE:OSK	$150.11	$9,396.9	$10,295.1	5.9	x
Rivian Automotive	NASDAQ:RIVN	$17.15	$21,283.2	$22,927.2	5.0	x
($ in millions, except per share data)				MEDIAN	7.9	x

To calculate the implied enterprise value of SINGAUTO’s Licensing and Royalty Segment, Revere obtained the median enterprise value (EV) / fiscal year 2030E revenue multiples from a total of five (5) comparable public companies, identified by Revere, and applied them to SINGAUTO’s projected fiscal year 2030E licensing and royalty revenue. The public company comparables were selected using the following criteria: (i) companies listed on a major stock exchange in the United States, China, or Europe; (ii) has meaningful and positive FY2030E revenue estimates available from public sources; and (iii) operations in the supply or licensing of automotive technologies, components, or electronics. Revere combined comparable companies trading on stock exchanges in China and U.S. because Revere was looking for a broad comparable set, and SINGAUTO’s Licensing and Royalty Segment focuses on markets including the PRC.

Revere used an EV/Revenue multiple, rather than an EV/EBITDA multiple, for the Licensing and Royalty Segment because the projected financial information for such segment primarily reflected royalty revenue, including royalty revenue calculated at 22% of Xinshiya Shanghai’s net sales of SINGAUTO products within the PRC under the existing license agreement with Xinshiya Shanghai, and, to the extent assumed in the projections, royalty or licensing revenue from future licensing arrangements. The related costs and expenses were not separately allocable to the Licensing and Royalty Segment. Accordingly, Revere determined that an EV/Revenue multiple was a more appropriate metric for purposes of its comparable public company analysis of the Licensing and Royalty Segment.

The median FY2030E EV/Revenue multiple for the Licensing and Royalty Segment (of 0.73x) was multiplied by the FY2030E revenue contribution of SINGAUTO’s Licensing and Royalty Segment of $254.89 million, to derive an implied enterprise value of $187.15 million.

Revere then added the implied enterprise value of the Commercial Electric Vehicle Segment of $1,255.99 million, as derived from the comparable public company analysis described above, resulting in a sum-of-the-parts implied enterprise value of $1,443.14 million. SINGAUTO’s net cash of $58.58 million, based on management-provided information, was added to the enterprise value to obtain an implied equity value using this analysis of $1,501.72 million.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies, which were sourced from S&P Capital IQ data as of April 22, 2026.

Licensing and Royalty Segment

			Valuation		EV /
Company Name	Symbol	Stock Price	Market Capitalization	Enterprise Value	Revenue 2030E
Aumovio SE	FWB:AMV0	$44.13	$4,417.4	$2,991.7	0.12	x
BorgWarner Inc.	NYSE:BWA	$54.74	$11,281.9	$13,197.9	0.73	x
Magna International Inc.	NYSE:MGA	$61.77	$17,073.2	$22,496.23	0.48	x
Huizhou Desay Automotive Co., Ltd.	SZSE:002920	$15.47	$9,232.5	$9,240.1	1.36	x
Ningbo Joyson Electronic Corp.	SHSE:600699	$4.21	$6,475.4	$9,761.0	0.80	x
($ in millions, except per share data)				MEDIAN	0.73	x

Discounted Cash Flow Analysis

Revere performed a discounted cash flow analysis of SINGAUTO’s CEV Segment by calculating the present value of the estimated unlevered free cash flows that the CEV Segment was forecast to generate during fiscal years 2027 through 2033, based on the financial projections provided by SINGAUTO management and described below. Revere performed the discounted cash flow analysis only with respect to the CEV Segment. The Licensing and Royalty Segment was valued separately using the comparable public company analysis described above.

Some of the key assumptions in its analysis include the following:

●	Revenue growth for the CEV Segment was based on SINGAUTO management’s projected sales volumes for the S1 vehicle, V1 vehicle, S1 chassis and value-added services. Product pricing was assumed to remain fixed throughout the fiscal years 2027 through 2033 forecast period, with incremental value expected to be driven by value-added configurations, including autonomous-driving and intelligent cold-chain systems, rather than price reductions.

●	SINGAUTO’s projected revenue growth was driven by management’s assumptions regarding new customer expansion, overall growth in the global new energy commercial vehicle and cold-chain logistics markets, increased market penetration, premium configurations, third-party manufacturing and supply arrangements, and production capacity made available through the phased ramp-up of manufacturing and assembly arrangements. SINGAUTO’s CEV sales volume was projected to increase from 500 units in FY2027 to 44,723 units in FY2033.

●	SINGAUTO’s fiscal year 2027 CEV sales were expected to be primarily driven by existing MOU-backed demand for S1 vehicles. These MOUs are generally non-binding and remain subject to definitive agreements, production schedules, and other customary conditions. SINGAUTO expects to begin entering into definitive agreements with customers starting in the fourth quarter of 2026, with an initial focus on the China and South Korea markets. There can be no assurance that any MOUs will be converted into definitive agreements, binding purchase orders or actual sales, or that any such sales will occur on the timing or terms assumed in the projections.

●	Terminal value was calculated using a 2.1% perpetuity growth rate applied to the CEV Segment’s terminal year unlevered free cash flow. The 2.1% perpetuity growth rate was selected by Revere based on its professional judgment and experience, including its view that the terminal free cash flow growth rate should be less than the expected long-term GDP growth rate.

●	The projected unlevered free cash flows and terminal value were discounted to present value using a discount rate of 20.4%, reflecting Revere’s estimate of SINGAUTO’s weighted average cost of capital. The discount rate was calculated using the capital asset pricing model, which took into account a risk-free rate of 4.3%, a levered beta of approximately 0.82, based on the adjusted median levered beta of selected comparable companies; an equity risk premium of 4.67%; a country risk premium of 0.64%; a size premium of 2.66%; and a company-specific risk premium of 9.0% reflecting the Company’s early stage of development and the execution risk associated with its production ramp.

Based on the present value of the projected unlevered free cash flows and the present value of the terminal value, Revere’s discounted cash flow analysis indicated an implied enterprise value for the CEV Segment of $772.73 million. Revere then added the implied enterprise value of the Licensing and Royalty Segment of $187.15 million, as derived from the comparable public company analysis described above, resulting in a sum-of-the-parts implied enterprise value of $959.88 million. SINGAUTO’s net cash of $58.58 million, based on management-provided information, was added to the enterprise value to obtain an implied equity value using this analysis of $1,018.46 million.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Revere to the BPAC Board in connection with the Revere Opinion and is not a comprehensive description of all analyses undertaken by Revere in connection with the Revere Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Revere believes that its analyses summarized above must be considered as a whole. Revere further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Revere’s analyses and opinion as provided in the Revere Opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

The estimates of the future performance of SINGAUTO in or underlying Revere’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Revere’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Revere’s view of the actual values of the BPAC Ordinary Shares.

Conclusion

The total implied equity values for SINGAUTO indicated by Revere’s analyses ranged from approximately $1,018.46 million to approximately $1,501.72 million. The low end of the range was based on Revere’s discounted cash flow analysis of the CEV Segment and comparable public company analysis of the Licensing and Royalty Segment, and the high end of the range was based on Revere’s comparable public company analysis of both the CEV Segment and the Licensing and Royalty Segment. The merger consideration to be paid by BPAC of $1.2 billion is below the midpoint of the valuation range of Revere’s analyses.

Based on its analysis, as provided in the Revere Opinion, it is Revere’s opinion that (i) the merger consideration to be paid by BPAC is fair, from a financial point of view, to BPAC’s public shareholders and (ii) SINGAUTO has an aggregate fair market value equal to at least eighty percent (80.0%) of the assets held by BPAC in the Trust Account for the benefit of BPAC’s public shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The type and amount of consideration payable in the Business Combination was determined through negotiations between BPAC and SINGAUTO and was approved by the BPAC Board. The decision to enter into the Merger Agreement was solely that of the BPAC Board. As described above, the Revere Opinion and the underlying analyses were only one of many factors considered by the BPAC Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of BPAC’s or SINGAUTO’s management with respect to the Business Combination.

Fees and Expenses

As compensation for Revere’s services in connection with the rendering of the Revere Opinion to the BPAC Board, BPAC agreed to pay Revere a fee of $180,000. $90,000 of the fee was paid as a retainer, and the remaining $90,000 was paid upon delivery of the Revere Opinion. BPAC agreed to indemnify Revere against certain liabilities arising out of or in connection with the services rendered. Revere will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination. No portion of Revere’s fee is refundable or contingent upon the conclusion reached in the Revere Opinion. There has not been any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Revere, its affiliates, and/or unaffiliated representative; and BPAC and/or their respective affiliates. Neither BPAC nor BPAC’s sponsor provided any instructions to Revere or imposed any limitations on Revere in connection with the preparation of or conclusions made in the Revere Opinion.

Certain Unaudited SINGAUTO Prospective Financial Information

SINGAUTO provided BPAC with its internally prepared forecasts, as described below. These forecasts were prepared by SINGAUTO solely for internal use, including budgeting and other management purposes, are subjective in many respects and are therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the forecasts in making a decision regarding the Business Combination, as the forecasts may be materially different than actual results.

The forecasts are based on information provided to the BPAC Board prior to the meeting at which it approved the Merger Agreement and the Business Combination, and reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond SINGAUTO’s control, such as the risks and uncertainties described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus. In developing the projected financial information, numerous significant assumptions were made, in addition to the assumptions described above, with respect to SINGAUTO’s business for the periods covered by the financial projections. SINGAUTO has affirmed to BPAC that the prospective financial information reflects the best currently available estimates and good-faith judgment of SINGAUTO’s management as to the future financial performance of SINGAUTO as of the most recent practicable date. The prospective financial information was based on the following quantitative assumptions that SINGAUTO’s management believed to be material, appropriate and reasonable at the time the financial information was prepared, based on the information SINGAUTO had at that time:

Estimation of Revenue

SINGAUTO is a pre-revenue company and has not commenced commercial sales of its vehicles or generated revenue from vehicle sales or related services. The projected financial information assumes that SINGAUTO will generate revenue primarily from the sale of commercial electric vehicles, including its S1 vehicle, S1 chassis and V1 vehicle, to customers in the Middle East, South Korea, Southeast Asia and other international markets, together with technology licensing and royalty revenue from Xinshiya Shanghai and, to the extent assumed in the projections, future licensing arrangements.

For the fiscal year ending March 31, 2027, the Company expects to generate approximately $24 million of revenue from its commercial EV segment, derived principally from anticipated sales supported by signed MOUs and customer development activities. These MOUs are generally non-binding and remain subject to definitive agreements, production schedules, and other customary conditions. The Company expects to begin entering into definitive agreements with customers starting in the fourth quarter of 2026, with an initial focus on the China and South Korea markets. There can be no assurance that any MOUs will be converted into definitive agreements, binding purchase orders or actual sales, or that any such sales will occur on the timing or terms assumed in the projections.

Because the planned UAE factory is currently targeted for production readiness in the second half of calendar year 2027, subject to construction progress, equipment installation, regulatory approvals, supply-chain readiness and other customary factors, the Company may fulfill part or all of its anticipated FY2027 commercial EV demand through third-party manufacturing, supply or procurement arrangements, including arrangements with PRC-based manufacturers and suppliers. From FY2028 onward, production is expected to be supported by the phased ramp-up of manufacturing and assembly arrangements, including the planned UAE factory and other third-party manufacturing or assembly partners.

The Company’s commercial electric vehicle revenue projections are built from a unit-sales forecast. Unit sales are projected to grow from approximately 500 units in fiscal 2027 to approximately 3,737 units in fiscal 2028, 10,147 units in fiscal 2029, 21,304 units in fiscal 2030, 31,644 units in fiscal 2031, 43,846 units in fiscal 2032 and 44,723 units in fiscal 2033. The projections assume no material repeat-purchase volume within the forecast period, and projected growth is instead attributed primarily to new customer acquisition, expansion into new geographic markets, overall growth in the global new energy commercial vehicle and cold-chain logistics markets, increased market penetration, premium configurations, third-party manufacturing and supply arrangements, and production capacity made available through the phased ramp-up of manufacturing and assembly arrangements.

Product pricing is assumed to remain fixed throughout the forecast period, with no assumed price reductions or promotional discounts. The forecast assumes distribution unit prices of approximately $48,967 for S1 vehicles, $36,588 for S1 chassis and $42,437 for V1 vehicles in the Middle East markets. Incremental value is expected to be delivered through premium configurations and value-added features, including autonomous-driving and intelligent cold-chain systems, rather than through changes in base vehicle pricing. Autonomous-driving configurations are expected to be priced at approximately twice the standard configurations, while the S1 chassis forecast excludes autonomous-driving variants.

In addition to vehicle sales, the Company expects to generate value-added revenue over time from financing and leasing, after-sales parts, charging services, data-related services and intelligent-driving services. The Company also expects to generate technology licensing and royalty revenue under its existing license agreement with Xinshiya Shanghai and, to the extent assumed in the projections, future licensing arrangements. Under the Xinshiya Shanghai license agreement, SingAuto Singapore is entitled to receive a royalty equal to 22% of Xinshiya Shanghai’s net sales from SINGAUTO products within the PRC. The royalty revenue projections assume that royalty revenue will increase as sales of SINGAUTO products by Xinshiya Shanghai within the PRC and, to the extent applicable, sales under future licensing arrangements increase over the forecast period.

Estimation of Cost of Revenue

The Company’s cost of revenue primarily comprises the unit cost of SKD assembly, including battery and non-battery material costs, mold and intelligent-configuration costs, warranty accruals and logistics costs. Management assumes that the unit cost of SKD components will vary by model and configuration, with higher costs for autonomous-driving configurations, while decreasing year over year through cost-reduction initiatives. Warranty costs are assumed to represent approximately 3% to 5% of vehicle revenue, including non-battery warranty accruals and battery warranty costs embedded in the overseas purchase price. Inbound transportation costs are calculated based on the industry-standard loading of three semi-knocked-down vehicles per 40HQ container, with shipments departing from original equipment manufacturers in China, South Korea and Southeast Asia and arriving in the UAE, and take into account ocean freight, insurance, terminal handling charges, customs clearance, documentation fees and local pickup fees. As a result of the foregoing assumptions, gross margin for the commercial EV segment is projected to improve from approximately 15% in fiscal 2027 to approximately 22% by fiscal 2033.

Estimation of Operating Expense

The Company’s operating expenses comprise selling and marketing expenses, general and administrative expenses and research and development expenses. Marketing expense in FY2027 primarily includes one-time costs associated with the Company’s public listing, and thereafter is expected to focus on core advertising and promotional activities for market expansion. Headcount is expected to grow steadily to support production ramp-up, regional expansion and business development, in line with the Company’s sales and production plan. Research and development expenses are expected to relate primarily to S1/V1 model development, mid-cycle model upgrades and autonomous-driving technology. Management assumes that the marketing expense and R&D expenses, calculated on a per-vehicle basis, are expected to stabilize from FY2028 through FY2033.

Estimation of Capital Expenditures

Capital expenditures in FY2027 and FY2028 relate primarily to construction and initial build-out of the UAE factory and related SKD assembly capacity. From FY2029 onward, capital expenditures are expected to relate primarily to capacity upgrades, tooling, molds and production-line modifications to support projected sales volume growth. Management assumes that the UAE factory’s production capacity will be developed in phases based on capitalized investments and aligned with projected sales volume growth. Because the UAE factory is expected to operate primarily as an SKD assembly facility rather than a full-process manufacturing facility, management expects the required capital expenditures per unit of capacity to be lower than those of a traditional original equipment manufacturer. The Company’s capital-expenditure and working-capital requirements for FY2027 and FY2028 are expected to be funded through a combination of its partnership with the local manufacturer, shareholder funding and new equity investment to be raised in connection with the Company’s planned public listing.

Financial Projections, Commercial EV Segment

Fiscal year ending March 31	FY27E	FY28E	FY29E	FY30E	FY31E	FY32E	FY33E
CEV Sales (in units)	500	3,737	10,147	21,304	31,644	43,846	44,723
CEV Sales Revenue	$24.48	$183.85	$497.50	$1,053.32	$1,566.11	$2,208.92	$2,253.09
Value Added Service Revenue	$0.42	$4.58	$18.41	$46.26	$84.86	$117.26	$119.61
CEV Segment Total Revenue	$24.90	$188.43	$515.91	$1,099.59	$1,650.97	$2,326.18	$2,372.70
Revenue Growth	N/A	656.77%	173.80%	113.14%	50.14%	40.90%	2.00%
Costs of Revenue	$21.26	$149.72	$409.70	$867.54	$1,290.35	$1,822.09	$1,858.54
Gross Profit	$3.64	$38.71	$106.21	$232.05	$360.62	$504.08	$514.16
Gross Margin	14.60%	20.54%	20.59%	21.10%	21.84%	21.67%	21.67%
Operating Expense	$31.42	$30.24	$44.47	$81.57	$110.64	$150.39	$153.22
EBIT	$(27.79)	$8.46	$61.73	$150.49	$249.98	$353.69	$360.94
Income Taxes	$0.00	$0.76	$5.56	$13.54	$22.50	$53.05	$54.14
Net Income	$(27.79)	$7.70	$56.18	$136.94	$227.48	$300.63	$306.80
Net Profit Margin	-112%	4%	11%	12%	14%	13%	13%
EBITDA	$(27.79)	$14.96	$69.54	$159.54	$259.03	$362.74	$369.99
EBITDA Margin	-111.60%	7.94%	13.48%	14.51%	15.69%	15.59%	15.59%

($ in millions)

Financial Projections, Licensing and Royalty Segment

Fiscal year ending March 31	FY27E	FY28E	FY29E	FY30E	FY31E	FY32E	FY33E
Royalty Revenue	$5.90	$110.47	$157.50	$254.89	$403.38	$574.69	$586.19

($ in millions)

The projected financial information was also prepared using the following qualitative assumptions that SINGAUTO’s management believed to be material:

●	The planned UAE factory will become production-ready in the second half of calendar year 2027, subject to construction progress, equipment installation, regulatory approvals, supply-chain readiness and other customary factors;

●	Manufacturing and assembly capacity will be expanded in phases based on capitalized investments and projected sales volume growth, including through the planned UAE facility and other third-party manufacturing or assembly partners;

●	The Company will obtain the sales, manufacturing and other licenses and regulatory approvals necessary to support its projected commercial operations in its target markets;

●	Demand for new energy commercial vehicles, including refrigerated trucks and light logistics vehicles, will continue to grow across the Company’s target markets in the Middle East, South Korea, Southeast Asia and other regions;

●	A substantial portion of the signed MOUs will be converted into definitive agreements, binding purchase orders or sales, and the Company expects to begin entering into definitive agreements with customers starting in the fourth quarter of 2026, with an initial focus on the China and South Korea markets;

●	The Company will continue to expand its customer base and geographic footprint;

●	The existing license agreement with Xinshiya Shanghai will remain in effect and perform in accordance with its terms; and

●	The Company will secure sufficient funding and working capital and will execute its planned capital expenditures, including UAE factory construction, expansion and related tooling, to support its production ramp.

Although the assumptions and estimates on which the forecasts for revenue, gross profit and EBITDA are based are believed by SINGAUTO’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SINGAUTO’s control. While all forecasts are necessarily speculative, SINGAUTO believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. In addition, the prospective financial information is not being included in this proxy statement/prospectus in order to induce any BPAC shareholder to vote in favor of the Business Combination Proposal or any other proposal presented at the shareholder meeting but is being included because such forecasts were made available to the BPAC board in connection with its evaluation of SINGAUTO.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — BPAC Board’s Reasons for Approval of the Business Combination,” the BPAC Board concluded that the Business Combination met the requirements disclosed in the IPO prospectus with respect to BPAC’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Interests of Certain Persons in the Business Combination

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different classes of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings. BPAC’s Sponsor and its affiliate(s) as well as each of BPAC’s directors and officers presently have, and in the future any of our Sponsor and its affiliate(s), our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such Sponsor, affiliate(s), officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Cayman Islands law, if any of BPAC’s officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to BPAC if such entity rejects the opportunity.

BPAC’s amended and restated memorandum and articles of association provides that, subject to his or her fiduciary duties under Cayman Islands law, BPAC renounces its interest or expectancy in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one BPAC is legally and contractually permitted to complete on a reasonable basis. Each of BPAC’s directors considered the potential conflicts of interest arising from their personal circumstances, existing fiduciary obligations, and other factors. No director of BPAC had any pre-existing material business relationship with SINGAUTO. As described under “Background of the Business Combination — Background to Negotiations with SingAuto,” prior to BPAC’s discussions with SINGAUTO regarding a potential business combination, Mr. Yuqiang Liu of SINGAUTO had been introduced to Jason Ye, a partner of Ortoli Rosenstadt LLP and Ortoli Rosenstadt Ye Pte. Ltd. (“ORY”), where Mr. Rosenstadt is also a partner. SINGAUTO had thereafter engaged in certain discussions with Mr. Ye regarding potential financing and capital markets opportunities and attended certain ORY-hosted events. SINGAUTO did not engage ORY as legal counsel, and neither ORY nor its personnel received any compensation from SINGAUTO in connection with such discussions or event participation. Furthermore, it was acknowledged that the opportunity with SINGAUTO was exclusively presented to BPAC, leading the BPAC Board to evaluate it solely for BPAC’s and its shareholders’ benefit and not for any other entities with which any of BPAC’s directors may be associated. BPAC believes that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in its amended and restated memorandum and articles of association did not impact its search for an acquisition target and that BPAC was not prevented from reviewing any opportunities as a result of such waiver. SINGAUTO was expressly introduced to us as a potential target. For a summary of the entities to which BPAC’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships, see “BPAC’s Directors and Executive Officers — Conflicts of Interest”.

BPAC is not prohibited from pursuing an initial business combination with a company that is affiliated with its Sponsor, officers or directors. In the event that BPAC seeks to complete its initial business combination with such a company or BPAC’s Board of Directors cannot independently determine the fair market value of the target business or businesses, BPAC, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to BPAC from a financial point of view. Although SINGAUTO is not an affiliate of BPAC’s Sponsor, officers, or directors, the BPAC Board chose to obtain a fairness opinion to assist with its review of the transaction. For further information related to the fairness opinion, see “Basis for the BPAC Board’s Recommendation — Fairness Opinion”.

When you consider the recommendation of the BPAC Board in favor of adoption of the Business Combination and the related Proposals, you should keep in mind that the Sponsor (which is affiliated with certain of BPAC’s officers and directors) and BPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder generally, including but not limited to the following:

None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

In considering the recommendation of the BPAC Board to approve the Merger Agreement, BPAC shareholders should be aware that BPAC executive officers, directors and Sponsor have interests in the Business Combination that are different from, or in addition to, those of BPAC shareholders generally, including but not limited to the following:

●	Since our Sponsor, officers and directors directly or indirectly own BPAC ordinary shares and BPAC Rights, our Sponsor, officers and directors have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. If we do not complete our initial business combination, Mr. Sandher will not receive such compensation and all founder shares held by our Sponsor, officers and directors will become worthless. Accordingly, there may exist a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●

Our Sponsor will have the right, but not the obligation, to designate, or cause to be designated, one (1) independent director to serve on PubCo’s five-person board of directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

●	If an initial business combination is not completed within the Combination Period, BPAC will be required to liquidate. In such event:

●	1,437,500 BPAC Class B ordinary shares held by the Sponsor, which were acquired by the Sponsor prior to BPAC’s initial public offering for an aggregate purchase price of approximately $0.017 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. Such Class B ordinary shares had an aggregate market value of approximately $[●] million based on the closing price of the Class A ordinary shares of $10.[●] per share on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the BPAC Class B ordinary shares if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	197,250 Private Placement Units purchased by the Sponsor for $1,972,500 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. At the consummation of the Business Combination, such Private Placement Units would have an aggregate market value of approximately $[●] million based on the closing price of $10.[●] per Unit on Nasdaq as of [●]. The Sponsor and BPAC’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the Private Placement Units, and no other consideration was paid for such agreement. Since the Sponsor, its affiliates and promoters, and our officers and directors will lose their entire investment in the Private Placement Units if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	Our Sponsor, its affiliates and our directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. Our sponsor and its affiliates, and our directors and officers will retain 1,667,625 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 1.4% in the combined company, assuming maximum redemption by our public shareholders. Such ordinary shares had an aggregate market value of approximately $[●], based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026.

●	The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other BPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, BPAC’s public shareholders who purchased shares in BPAC’s initial public offering, would have a loss of $5.00 per share, while BPAC’s Sponsor would have a gain of approximately $4.98 per share because it acquired the founder shares for a nominal amount.

●	The Sponsor may make loans from time to time to BPAC to fund certain capital requirements. If our Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If we do not complete the Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since BPAC will not repay such loans if BPAC does not complete a business combination, a conflict of interest may arise. As of June 30, 2026, no such working capital loans were outstanding.

●	If BPAC is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for BPAC. If BPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

●	The Sponsor and BPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on BPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account. If the proposed Business Combination is not completed within the Combination Period, they will not have any claim against the Trust Account for reimbursement. Accordingly, BPAC may not be able to reimburse these expenses, and the Sponsor and BPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within Combination Period. As of the date of this proxy statement/prospectus, the Sponsor and BPAC’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

●	The Merger Agreement provides for the continued indemnification of BPAC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination covering BPAC’s current directors and officers.

●	The exercise of BPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

●	BPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	The fact that the Sponsor, directors or officers or their affiliates have agreed to vote their BPAC ordinary shares in favor of the Business Combination.

The foregoing interests present a risk that the Sponsor, BPAC’s officers and directors, and their affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with the holders of BPAC public shares. As such, the Sponsor and BPAC’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to holders of BPAC public shares rather than to liquidate.

The conflicts described above may not be resolved in our favor.

In addition, our Sponsor or any of its affiliates may make additional investments in BPAC in connection with the initial business combination, although our Sponsor and its affiliates have no obligation or current intention to do so. If our Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our Sponsor’s motivation to complete an initial business combination.

The conflicts described above may not be resolved in our favor. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities.

The foregoing personal and financial interests of the Sponsor as well as BPAC’s directors and executive officers may have influenced their motivation in identifying and selecting SINGAUTO as a business combination target, completing an initial business combination with SINGAUTO and influencing the operation of the business following the Business Combination. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. In considering the recommendations of the BPAC Board to vote for the proposals, its shareholders should consider these interests.

Compensation Received by Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by PubCo to BPAC Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	Sponsor paid $25,000, or approximately $0.017 per share for its BPAC Class B ordinary shares purchased in connection with BPAC’s formation. The Sponsor also paid $1,972,500, or approximately $10.00 per unit for its Private Placement Unit purchased in connection with the IPO. The Sponsor currently holds 197,250 Private Placement Units and 1,437,500 shares of BPAC Class B ordinary shares. At Closing, Sponsor will hold a total of 1,667,625 PubCo ordinary shares, consisting of (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

At Closing, pursuant to the Merger Agreement, SINGAUTO will use cash from the trust account to pay BPAC transaction expenses and to reimburse or pay Sponsor or its affiliates for any outstanding loans or other obligations of BPAC to Sponsor or its affiliates to the extent that such loans are not converted into the Private Placement Units of BPAC in connection with the Business Combination. BPAC currently estimates that the total amount payable for BPAC transaction expenses and any outstanding loans or other obligations of BPAC to Sponsor and its affiliates is approximately $[●] million.

Any working capital loans to finance transaction costs in connection with an intended initial business combination will either be repaid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit, upon consummation of the initial business combination. The units would be identical to the Private Placement Units.

BPAC has agreed to reimburse the Sponsor and its affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. As of June 30, 2026, there were no out-of-pocket unpaid reimbursable expenses for which the Sponsor and its affiliates are awaiting reimbursement.

On May 13, 2026, the Sponsor agreed to loan BPAC up to an aggregate amount of $190,000 to be used, in part, for transaction costs incurred in connection with the business combination (the “Convertible Note”). The Convertible Note is unsecured, interest-free; the principal may be drawn down from time to time upon a written request from BPAC to the Sponsor. The Convertible Note is payable no later than the date on which BPAC terminates or consummates an initial business combination with a target business. The Sponsor has the right, but not the obligation, to convert the outstanding unpaid obligations, in whole or in part, into private placement units at a price of $10.00 per unit, each consisting of one BPAC Class A ordinary share and one right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the completion of the initial business combination.

On November 11, 2025, BPAC entered into an administration service agreement with the Sponsor for a term of 15 months, pursuant to which BPAC agreed to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. As of June 30, 2026, BPAC has incurred and accrued administrative service fees totaling $76,667.

Benefits and Detriments of the Business Combination

In reaching its determination to approve the Business Combination, the BPAC Board considered the potential benefits and detriments of the Business Combination to BPAC, the Sponsor and its affiliates, SingAuto and its affiliates, and BPAC’s unaffiliated shareholders.

BPAC. The BPAC Board considered, among other potential benefits, that the Business Combination would allow BPAC to complete an initial business combination within the Combination Period and provide BPAC’s shareholders who elect not to redeem their shares with the opportunity to participate in the potential future growth of SingAuto. If BPAC does not complete an initial business combination within the Combination Period, BPAC will be required to liquidate and its public shareholders will receive their pro rata portion of the funds held in the Trust Account.

The BPAC Board also considered potential detriments to BPAC, including the possibility that the anticipated benefits of the Business Combination may not be realized; the risks associated with SingAuto’s business and the Combined Company described under “Risk Factors”; the significant costs associated with the Business Combination, including approximately $2,500,000 in estimated transaction expenses, which will reduce the amount of cash available to the Combined Company following the Closing; and the possibility that BPAC could have identified an alternative business combination target with a more favorable risk/return profile that could have created greater value for BPAC and its shareholders.

Sponsor and its Affiliates. The Sponsor has interests in the Business Combination that are different from, or in addition to, those of BPAC’s unaffiliated shareholders. The Sponsor acquired 1,437,500 BPAC Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.017 per share, and purchased 197,250 Private Placement Units for an aggregate purchase price of $1,972,500, or $10.00 per unit. Upon consummation of the Business Combination, the Sponsor will hold a total of 1,667,625 PubCo ordinary shares, consisting of (i) 1,437,500 shares converted from the BPAC Class B ordinary shares, (ii) 197,250 ordinary shares underlying the Private Placement Units and (iii) 32,875 ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units. See “Interests of Certain Persons in the Business Combination.”

If BPAC does not complete an initial business combination within the Combination Period and is required to liquidate, the Sponsor’s founder shares and Private Placement Units will be worthless because the Sponsor has waived its rights to participate in distributions from the Trust Account with respect to such securities. Accordingly, the Sponsor may realize a positive return on its investment following the Business Combination even in circumstances in which BPAC’s unaffiliated shareholders realize a negative return, and the Sponsor may have an incentive to complete a business combination on terms less favorable to BPAC’s public shareholders rather than allow BPAC to liquidate. Conversely, following consummation of the Business Combination, the Sponsor will remain subject to the risks associated with its investment in the Combined Company, including the risk that the value of its PubCo ordinary shares may decline.

SingAuto and its Affiliates. The potential benefits to SingAuto and its shareholders include the opportunity for SingAuto to become part of a Nasdaq-listed public company, enhanced access to the U.S. public capital markets and liquidity for SingAuto’s shareholders. SingAuto’s existing shareholders will retain a substantial equity interest in the Combined Company and therefore will have the opportunity to participate in the future growth of SingAuto following the Business Combination.

The potential detriments to SingAuto and its shareholders include the significant legal, accounting, compliance and other costs associated with operating as a public company following the Business Combination, the additional demands that public-company reporting and regulatory requirements may impose on SingAuto’s management and personnel, and the risk that such requirements may divert management attention and resources from SingAuto’s business operations. SingAuto and its shareholders will also be subject to the risks associated with the trading and market value of PubCo ordinary shares following the Business Combination.

BPAC’s Unaffiliated Shareholders. BPAC’s unaffiliated shareholders may elect to redeem their BPAC Class A ordinary shares for their pro rata portion of the funds held in the Trust Account or, if they do not redeem, retain an equity interest in the Combined Company and participate in any potential future appreciation in the value of PubCo ordinary shares. BPAC’s unaffiliated shareholders who elect not to redeem their shares will, however, experience substantial dilution in connection with the Business Combination. Assuming no redemptions, BPAC’s public shareholders are expected to own approximately 5.2% of the Combined Company following the Business Combination, while the Sponsor, officers, directors and other holders of founder shares and private placement shares are expected to own approximately 1.3% and SingAuto’s shareholders are expected to own approximately 93.5%. Assuming maximum redemptions, BPAC’s public shareholders are expected to own approximately 0.8% of the Combined Company, while such Sponsor and other holders are expected to own approximately 1.4% and SingAuto’s shareholders are expected to own approximately 97.8%. As a result, non-redeeming public shareholders will have a significantly smaller ownership and voting interest in the Combined Company than their current ownership interest in BPAC. See “Dilution” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Non-redeeming public shareholders will also bear the risks associated with an investment in SingAuto and the Combined Company, including the possibility that the market price of PubCo ordinary shares following the Business Combination will be less than the amount they would have received upon redemption. Public shareholders who elect to redeem their shares will receive their pro rata portion of the Trust Account but will not participate in any future appreciation in the value of the Combined Company following the Business Combination.

Related Financing. Other than the Convertible Note, BPAC has not engaged in any material financing transactions since its IPO, and no additional material financing transactions are currently expected in connection with the consummation of the Business Combination. Accordingly, the Business Combination is not currently expected to result in additional dilution to BPAC’s unaffiliated shareholders from any PIPE or other related financing transaction. The Sponsor has agreed to loan BPAC up to $190,000 pursuant to the Convertible Note, and has the right, but not the obligation, to convert outstanding amounts thereunder into Private Placement Units at a price of $10.00 per unit, as further described under “Liquidity and Capital Resources.”

After considering the foregoing benefits and detriments, together with the other factors described above, the BPAC Board determined that, on balance, the potential benefits of the Business Combination outweighed the potential detriments and supported the BPAC Board’s determination that the Business Combination was advisable and fair to, and in the best interests of, BPAC and its shareholders.

Appraisal Rights

BPAC shareholders have appraisal rights in connection with the Reincorporation Merger but do not have appraisal rights in connection with the Business Combination. There are no appraisal rights with respect to BPAC Rights. See “The Meeting — Appraisal Rights” for more information.

Total Class A ordinary shares Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, BPAC’s public shareholders would retain an ownership interest of approximately 5.2% in the Combined Company, BPAC’s Sponsor, officers, directors and other holders of founder shares and private placement shares would retain an ownership interest of approximately 1.3% in the Combined Company and the SINGAUTO shareholders would own approximately 93.5% of the Combined Company.

Under the “maximum redemptions” scenario, the BPAC’s public shareholders would retain an ownership interest of approximately 0.8% in the Combined Company, BPAC’s Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 1.4% in the Combined Company and the SINGAUTO shareholders would own approximately 97.8% of the Combined Company.

The following table illustrates varying ownership levels of PubCo on a pro-forma basis immediately following the Business Combination:

	Assuming No Redemptions(1)		Assuming 25% Redemptions(2)		Assuming 50% Redemptions(3)
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%
Initial Shareholders(6)	1,667,625	1.3%	1,667,625	1.3%	1,667,625	1.3%
Public Shareholders(7)	6,708,333	5.2%	5,270,833	4.2%	3,833,333	3.1%
SINGAUTO’s shareholders	120,000,000	93.5%	120,000,000	94.5%	120,000,000	95.6%
Total Ordinary Shares	128,375,958	100.0%	126,938,458	100.0%	125,500,958	100.0%

	Assuming 75% Redemptions(4)		Assuming Maximum Redemptions(5)
Equity Capitalization Summary	Shares	%	Shares	%
Initial Shareholders(6)	1,667,625	1.3%	1,667,625	1.4%
Public Shareholders(7)	2,395,833	1.9%	958,333	0.8%
SINGAUTO’s Shareholders	120,000,000	96.8%	120,000,000	97.8%
Total Ordinary Shares	124,063,458	100.0%	122,625,958	100.0%

Notes:

(1)	Assumes that no public shareholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

(2)	Assumes that holders of 25% of public shares, or 1,437,500 public shares, will exercise their redemption rights for an aggregate payment of $14.3 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(3)	Assumes that holders of 50% of public shares, or 2,875,000 public shares, will exercise their redemption rights for an aggregate payment of $28.7 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(4)	Assumes that holders of 75% of public shares, or 4,312,500 public shares, will exercise their redemption rights for an aggregate payment of $43.0 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(5)	Assumes that all public shareholders, holding 5,750,000 public shares, will exercise their redemption rights for an aggregate payment of $57.4 million (based on the estimated per-share redemption price of $9.98 per share) from the Trust Account.

(6)	Includes (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.

(7)	Includes 958,333 shares to be issued upon consummation of the Business Combination upon conversion of the public rights outstanding.

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, PubCo will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SINGAUTO expecting to have a majority of the voting power of PubCo, SINGAUTO’s senior management comprising substantially all of the senior management of PubCo, the relative size of SINGAUTO compared to PubCo, and SINGAUTO operations comprising the ongoing operations of PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SINGAUTO issuing stock for the net assets of PubCo, accompanied by a recapitalization. The net assets of PubCo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Redemption Rights

Pursuant to our Existing Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), by (ii) the total number of then-outstanding public BPAC Class A ordinary shares. As of [●], this would amount to approximately $[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	hold public shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2026, (a) submit a written request to VStock that BPAC redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC’s DWAC.

If a holder exercises its redemption rights, then such holder will be exchanging his, her or its public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for his, her or its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to VStock in accordance with the procedures described herein. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Vote Required for Approval

Along with the approval of the Reincorporation Merger Proposal, the approval of the Nasdaq Proposal, and approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the Business Combination will not take place.

Approval of the Business Combination Proposal is also a condition to the Reincorporation Merger Proposal, and the Nasdaq Proposal.

If the Nasdaq Proposal or the Reincorporation Merger Proposal is not approved, the Acquisition Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the affirmative vote of two-thirds of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Business Combination Proposal at the Meeting.

Pursuant to the Letter Agreement, the Initial Shareholders holding an aggregate of 197,250 Private Placement Units and 1,437,500 BPAC Class B ordinary shares (or approximately 22.1% of the outstanding BPAC ordinary shares), have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 826,833 BPAC Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of BPAC Class A ordinary shares to constitute a quorum is present, no Class A ordinary shares held by the public shareholders will be required to vote in favor of the Business Combination Proposal for it to be approved.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION UNDER PROPOSAL NO. 2.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (B) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of ordinary shares outstanding before the issuance of the share or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement, if the number of ordinary shares (or securities convertible into or exercisable for ordinary shares) to be issued equals to 20% or more of the ordinary shares, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, we will issue to the SINGAUTO shareholders as consideration in the Business Combination 120,000,000 PubCo ordinary shares. See the section entitled “Proposal No. 2 — The Business Combination Proposal — General Description of the Business Combination — Business Combination Consideration.” Because the number of ordinary shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of BPAC, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, BPAC would issue shares representing more than 20% of our outstanding ordinary shares in connection with the Business Combination. The issuance of such shares would result in significant dilution to the BPAC shareholders and would afford such shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of BPAC. If the Nasdaq Proposal is adopted, assuming that 120,000,000 PubCo ordinary shares are issued to the shareholders of SINGAUTO as consideration in the Business Combination, we anticipate that the shareholders of SINGAUTO will hold 97.8% of our outstanding ordinary shares, and the current BPAC shareholders will hold 2.2% of our outstanding ordinary shares immediately following completion of the Business Combination. This percentage assumes that no Class A ordinary shares are redeemed in connection with the Business Combination, does not take into account any options to purchase our Class A ordinary shares that will be outstanding following the Business Combination or equity awards that may be issued under our proposed Equity Incentive Plan following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, BPAC would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of our securities from Nasdaq. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of BPAC and SINGAUTO to close the Business Combination that our Class A ordinary shares remain listed on Nasdaq. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

This Proposal No. 3 will be approved and adopted only if the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Nasdaq Proposal at the Meeting.

This Proposal is conditioned on the approval of the Business Combination Proposal and the Reincorporation Merger Proposal. If the Business Combination Proposal or the Reincorporation Merger Proposal is not approved, Proposal No. 3 will have no effect even if approved by our shareholders. Because shareholder approval of this Proposal No. 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 3 is not approved by our shareholders, the Business Combination will not occur unless we and SINGAUTO waive the applicable closing condition.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL UNDER PROPOSAL NO. 3.

PROPOSAL NO. 4 — THE ADVISORY GOVERNANCE PROPOSALS

Overview

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, BPAC is requesting that BPAC’s shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in the Amended PubCo Articles, which are separately being presented. These separate votes are not required by Cayman Islands law. Accordingly, the shareholder votes regarding the Advisory Governance Proposals are advisory votes and are not binding on BPAC or BPAC’s board of directors. The adoption of the Amended PubCo Articles will be made by resolution of BPAC as the existing sole member of PubCo prior to, but conditional upon, Closing. Furthermore, the Business Combination is not conditional on the separate approval of the Advisory Governance Proposals.

If the Business Combination is consummated, BPAC’s Existing Charter will effectively be replaced by the Amended PubCo Articles given holders of BPAC Class A ordinary shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their BPAC Class A ordinary shares) hold PubCo ordinary shares subject to the Amended PubCo Articles.

The Amended PubCo Articles differ materially from BPAC’s Existing Charter. The following is a non-exhaustive summary of the material differences between BPAC’s Existing Charter and the Amended PubCo Articles. This summary is qualified by reference to the complete text of the Amended PubCo Articles, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge all BPAC shareholders to read the Amended PubCo Articles in its entirety for a more complete description of its terms. We encourage BPAC shareholders to carefully consult the information set out under the “Comparison of Your Rights as a Holder of BPAC’s Class A ordinary shares and Your Rights as a Potential Holder of PubCo ordinary shares” section of this proxy statement/prospectus.

BPAC’s Existing Charter	The Amended PubCo Articles
Authorized Shares (Advisory Governance Proposal A)

BPAC’s share capital is $50,000 divided into two classes of shares as follows: (a) 450,000,000 Class A ordinary shares of par value $0.0001 each; and (b) 50,000,000 Class B ordinary shares of par value $0.0001 each.	PubCo’s share capital is $50,000 divided into 500,000,000 Ordinary Shares of par value $0.0001 each.

Other Provisions including Status as a Blank Check Company (Advisory Governance Proposal B)

BPAC’s Existing Charter contains certain provisions related to BPAC’s status as a blank check company, including those related to the operation of the Trust Account, winding up of BPAC’s operations should BPAC not complete a business combination by a specified date, and other such blank check-specific provisions as are present in BPAC’s Existing Charter.	PubCo’s Amended and Restated Memorandum and Articles of Association will not contain certain provisions related to the operation of the Trust Account, winding up of its operations should it not complete a business combination by a specified date as these will no longer be applicable to PubCo upon consummation of the Business Combination but the directors of PubCo will still have the authority and power by a resolution of directors to authorize and create additional classes of shares and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, appertaining to any and all such additional classes of shares, and to amend the memorandum and articles of association of PubCo to give effect to the creation of additional classes of shares.

BPAC’s Existing Charter	The Amended PubCo Articles
Number of Directors (Advisory Governance Proposal C)

The minimum number of directors shall be one and there shall be no maximum number of directors.	The minimum number of directors shall be one and there shall be no maximum number of directors unless otherwise fixed by a resolution of directors or resolution of members. The directors shall be elected by a resolution of directors or a resolutions of members.

In addition, as SINGAUTO shareholders will receive PubCo ordinary shares in the Acquisition Merger, see “Comparison of Rights of SingAuto Shareholders and PubCo Shareholders Following the Business Combination” for a summary of certain material differences between the rights of SINGAUTO shareholders before the Business Combination and the rights of such shareholders as holders of PubCo ordinary shares following the Business Combination.

Reasons for the Approvals of the Advisory Governance Proposals

Advisory Governance Proposal A — Authorized Share Capital

The purpose of this proposal is to provide for an authorized shares structure of PubCo that will enable it to have available for issuance a number of authorized shares of ordinary shares sufficient to support its growth and to provide flexibility for future corporate needs.

Advisory Governance Proposal B — Other Provisions including Status as a Blank Check Company

The SINGAUTO board of directors believes that elimination of certain provisions related to PubCo’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, PubCo’s Amended and Restated Memorandum and Articles of Association do not include the requirement to dissolve PubCo upon failure to consummate a business combination in accordance with its terms and allow PubCo to continue as a corporate entity following the Business Combination. In addition, certain other provisions in BPAC’s current memorandum and articles require that proceeds from BPAC’s initial public offering be held in the trust account until a business combination or liquidation of BPAC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in PubCo’s Amended and Restated Memorandum and Articles of Association.

Advisory Governance Proposal C — Number of Directors

The proposal is to ensure that PubCo’s board of directors after the consummation of the Business Combination will be suitable for its operations and its status as a publicly traded company in the United States.

Required Vote

The approval of the Advisory Governance Proposals will require the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Advisory Governance Proposals at the Meeting. Abstentions and broker non-votes will not have an effect on the Advisory Governance Proposals.

As discussed above, the Advisory Governance Proposals are advisory votes and therefore are not binding on BPAC or BPAC’s board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Governance Proposals, BPAC intends that PubCo’s Amended and Restated Memorandum and Articles of Association will take effect upon consummation of the Business Combination.

Board Recommendation

THE BPAC BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADVISORY GOVERNANCE PROPOSALS NO. 4.

PROPOSAL NO. 5 — THE EQUITY INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, BPAC and SINGAUTO have agreed that PubCo shall adopt the Equity Incentive Plan. The Equity Incentive Plan provides for the issuance of up to an aggregate number of PubCo ordinary shares equal to 10.0% of the outstanding PubCo ordinary shares as of the Closing, which shares will be reserved and authorized for issuance under the Equity Incentive Plan as of the Closing.

The following is a summary of certain terms and conditions of the Equity Incentive Plan. This summary is qualified in its entirety by reference to the Equity Incentive Plan, which is attached to this proxy statement/prospectus as Annex D. You are encouraged to read the entirety of the Equity Incentive Plan.

Summary of the Equity Incentive Plan

In order to attract and retain the best available personnel whose present and potential performance is considered essential to the commercial success of PubCo and its group, PubCo will adopt the Equity Incentive Plan upon the Closing of the Business Combination, which is intended to provide incentives through the grant of awards covering PubCo ordinary shares. A form of the Equity Incentive Plan is filed as Annex D to this proxy statement/prospectus.

The maximum aggregate number of PubCo ordinary shares which may be issued pursuant to all awards under the Equity Incentive Plan initially will be equal to 10.0% of the outstanding PubCo ordinary shares as of the Closing. As of the date of this proxy statement/prospectus, no award has been granted under the Equity Incentive Plan.

The following paragraphs describe the principal terms of the Equity Incentive Plan.

Types of awards.  The Equity Incentive Plan permits the grant of awards, including dividend equivalents, options, restricted shares, restricted share units, share appreciation rights and other rights or benefits under the plan.

Plan administration.  The Equity Incentive Plan shall be administered by the PubCo board or any committee created and appointed by the PubCo board, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of PubCo ordinary shares covered by each award to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement.  Awards under the Equity Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include provisions relating to the term of each award, the timing of the grant of each award, whether awards may be granted on a stand-alone basis or in addition to or in tandem with other awards, and the time period and conditions upon which an award, in whole or in part, will vest.

Eligibility.  PubCo may grant awards to service providers, including employees, directors and consultants of PubCo, its subsidiaries and its related entities (collectively, the “Group Members”); provided that awards may not be granted to any consultant or director in any jurisdiction in which grants to non-employees are not permitted under applicable law.

Vesting schedule.  In general, the PubCo board or the applicable committee administering the Equity Incentive Plan determines the vesting schedule, which is specified in the relevant award agreement. Vesting may be based on service with a Group Member or any other criteria selected by the administrator, and the administrator may, in its discretion and subject to the terms and conditions it selects, accelerate the vesting of an award.

Exercise of awards.  The exercise price per share subject to an option is determined by the PubCo board or the applicable committee administering the Equity Incentive Plan and set forth in the award agreement; provided that, for a U.S. Person, no option may be granted with an exercise price per share that is less than the fair market value and par value of the PubCo ordinary shares on the date of grant, unless the grant complies with Section 409A of the Code or the grantee consents. The base price per share for a share appreciation right will be determined by the administrator by reference to the fair market value of the PubCo ordinary shares and set forth in the applicable award agreement; provided that, for a U.S. Person, the base price may not be less than the fair market value or par value per share on the date of grant.

Transfer restrictions.  Except as otherwise permitted in the applicable award agreement and subject to the restrictions set forth in the Equity Incentive Plan, any award granted under the Equity Incentive Plan and any interest therein may not be transferred or assigned by the grantee, other than by will or by the laws of descent and distribution.

Termination and amendment.  Unless terminated earlier, the Equity Incentive Plan has a term of ten years. The PubCo board may terminate, amend or modify the Equity Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, any amendment or termination that has a material and adverse effect on the rights of grantees will require their consent.

Certain U.S. Federal Income Tax Consequences of the Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to PubCo (to the extent it is subject to U.S. federal income taxation on its net income) and to participants in the Equity Incentive Plan who are individual citizens or residents of the United States for federal income tax purposes (“U.S. Participants”) of stock options which are incentive stock options (ISO), or stock options which are nonqualified stock options (NSO), unrestricted stock, restricted stock, restricted stock units, performance stock, performance units, stock appreciation rights (SAR), and dividend equivalent rights. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, U.S. Participants subject to Section 16(b) of the Exchange Act or the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. Participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address the foreign, state or local or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the plan, or ordinary shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the plan or ordinary shares issued thereunder pursuant to the Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of a NSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of a NSO, the U.S. Participant generally recognizes ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereof, and the Company generally will be entitled to a deduction for such amount at that time. If the U.S. Participant later sells ordinary shares acquired pursuant to the exercise of a NSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the ordinary shares were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not recognize taxable income upon the grant or, except for purposes of the U.S. alternative minimum tax (“AMT”) the exercise, of an ISO. For purposes of the AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares subject to the ISO over the exercise price is a preference item for AMT purposes. If the U.S. Participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and the Company will not be entitled to a deduction. However, if the U.S. Participant disposes of such ordinary shares prior to the end of either of the required holding periods, the U.S. Participant will have ordinary compensation income equal to the excess (if any) of the fair market value of such shares on the date of exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares, and the Company generally will be entitled to deduct such amount.

A U.S. Participant generally does not recognize income upon the grant of a SAR. The U.S. Participant recognizes ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and the Company generally will be entitled to a deduction for such amount.

A U.S. Participant generally does not recognize income on the receipt of a performance stock award, performance unit award, restricted stock unit award, unrestricted stock award or dividend equivalent rights award until a cash payment or a distribution of ordinary shares is received thereunder. At such time, the U.S. Participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the ordinary shares or the amount of cash received over any amount paid therefor, and the Company generally will be entitled to deduct such amount at such time.

A U.S. Participant who receives a restricted stock award generally recognizes ordinary compensation income equal to the excess, if any, of the fair market value of such ordinary shares at the time the restriction lapses over any amount paid for the ordinary shares. Alternatively, the U.S. Participant may make an election under Section 83(b) of the Code to be taxed on the fair market value of such ordinary shares at the time of grant. The Company generally will be entitled to a deduction at the same time and in the same amount as the income that is required to be included by the U.S. Participant.

Required Vote

This Equity Incentive Plan Proposal will be approved and adopted only if the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Equity Incentive Plan Proposal at the Meeting. Adoption of the Equity Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Board Recommendation

THE BPAC BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE EQUITY INCENTIVE PLAN PROPOSAL NO. 5.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Advisory Governance Proposals or the Equity Incentive Plan Proposal.

Required Vote

This Adjournment Proposal will be approved and adopted only if the affirmative vote of a majority of the votes cast by the holders of BPAC ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted “FOR” the Adjournment Proposal at the Meeting. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Board Recommendation

THE BPAC BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL NO. 6.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to (i) the exercise of redemption rights by U.S. Holders (defined below) of BPAC Class A ordinary shares, (ii)  the Reincorporation Merger to U.S. Holders of BPAC Class A ordinary shares (excluding any redeemed shares) and BPAC Rights (collectively, the “BPAC securities”), BPAC, PubCo, and SINGAUTO, (iii)  the Acquisition Merger to U.S. Holders of SINGAUTO ordinary shares, SINGAUTO, PubCo, and BPAC, and (vi) the subsequent ownership and disposition of PubCo ordinary shares and PubCo Rights (collectively, the “PubCo securities”) received in the Business Combination by U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Reincorporation Merger, the Acquisition Merger or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state, local, or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations of a holder of BPAC securities or PubCo securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Reincorporation Merger, the Acquisition Merger or any other matter discussed below; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to certain considerations relevant to U.S. Holders that hold BPAC securities or, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	taxpayers who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, or investors in such entities;

●	partnerships (including any entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes, or investors in such partnerships;

●	any holder that is not a U.S. Holder;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received BPAC Class A ordinary shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	except to the limited extent specifically discussed below, persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding BPAC Class A ordinary shares or, after the Business Combination, the issued PubCo ordinary shares;

●	holders holding BPAC securities or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

●	controlled foreign corporations, PFICs, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation section 1.367(b)-3(b)(1)(ii); or

●	the Sponsor or any of its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means, as applicable, a beneficial owner of BPAC securities or, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes holds BPAC securities or, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Reincorporation Merger, the Acquisition Merger, and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because the BPAC Units will be separated into their component parts immediately prior to the consummation of the Business Combination, we expect that a beneficial owner of a BPAC Unit generally should be treated as the owner of the underlying component BPAC securities for U.S. federal income tax purposes. Accordingly. the discussion below with respect to BPAC securities should also apply to holders of BPAC Units (as the deemed owner of the underlying component BPAC securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REINCORPORATION MERGER OR THE ACQUISITION MERGER. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF BPAC SECURITIES OR, AFTER THE BUSINESS COMBINATION, PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF BPAC SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM, IF ANY, OF THE REINCORPORATION MERGER AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of Exercising Redemption Rights to U.S. Holders of BPAC Class A ordinary shares

This section is addressed to U.S. Holders of BPAC Class A ordinary shares (which will be exchanged for PubCo ordinary shares in the Reincorporation Merger) that elect to exercise redemption rights in connection with the Business Combination to receive cash in exchange for its BPAC Class A ordinary shares and, because the Reincorporation Merger will occur immediately prior to the redemption of BPAC Class A ordinary shares by U.S. Holders that exercise redemption rights in connection with the Business Combination, is subject in its entirety to the discussion of the Reincorporation Merger and the PFIC rules, as discussed below.

In the event that a U.S. Holder elects to redeem its BPAC Class A ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the BPAC Class A ordinary shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the BPAC Class A ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder generally will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the BPAC Class A ordinary shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the BPAC Class A ordinary shares redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the BPAC Class A ordinary shares may suspend the running of the applicable holding period for this purpose. Long-term capital gain realized by a non-corporate U.S. Holders is currently taxed at a preferential rate. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of BPAC Class A ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from BPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the BPAC Class A ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the BPAC Class A ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will not be eligible for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the BPAC Class A ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of BPAC Class A ordinary shares treated as held by the U.S. Holder (including any BPAC Class A ordinary shares constructively owned by the U.S. Holder as a result of owning BPAC Rights) relative to all of the BPAC Class A ordinary shares outstanding both before and after the redemption. The redemption of BPAC Class A ordinary shares generally will be treated as a sale or exchange of the BPAC Class A ordinary shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in BPAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only BPAC Class A ordinary shares directly owned by the U.S. Holder, but also BPAC Class A ordinary shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include BPAC Class A ordinary shares which could be acquired pursuant to the exercise of the BPAC Rights. In order to meet the substantially disproportionate test, (i) the percentage of BPAC’s outstanding voting stock directly, indirectly, and constructively owned by the U.S. Holder immediately following the redemption of BPAC Class A ordinary shares must be less than 80% of the percentage of BPAC’s outstanding voting stock directly, indirectly, and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of BPAC’s outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of BPAC stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the BPAC Class A ordinary shares directly, indirectly, and constructively owned by the U.S. Holder are redeemed or (ii) all of the BPAC Class A ordinary shares directly owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other BPAC Class A ordinary shares. The redemption of the BPAC Class A ordinary shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in BPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in BPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed BPAC Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining BPAC Class A ordinary shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in other BPAC Class A ordinary shares constructively owned by it. Shareholders who hold different blocks of BPAC Class A ordinary shares (generally, shares of BPAC purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Reincorporation Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to BPAC Class A ordinary shares, U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences of the PFIC rules as a result of the Reincorporation Merger (as discussed further below).

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their BPAC Class A ordinary shares pursuant to an exercise of redemption rights.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of BPAC Securities

The U.S. federal income tax consequences of the Business Combination to U.S. Holders will depend on whether the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code (a “Reorganization”). The parties intend for the Reincorporation Merger to qualify as a Reorganization pursuant to Section 368(a)(1)(F) of the Code. Under Section 368(a)(1)(F) of the Code, a “mere change in identity, form or place of organization of one corporation, however effected” qualifies as a Reorganization. Pursuant to the Reincorporation Merger, BPAC, a Cayman Islands exempted company, will merge with and into Pubco, with Pubco surviving as a Cayman Islands exempted company. Based upon customary assumptions, as well as certain representations made by, and covenants and undertakings of, BPAC, it is the opinion of Loeb & Loeb LLP, legal counsel to BPAC, that, on the basis of facts, representations and assumptions set forth or referred to in the tax opinion of Loeb (which is attached as Exhibit 8.1 to the registration statement of which this prospectus forms a part), the Reincorporation Merger should qualify as a Reorganization pursuant to Section 368(a)(1)(F) of the Code. However, the provisions of the Code that govern Reorganizations are complex, and due to the absence of direct guidance on the application of Section 368(a) to a reincorporation of a corporation holding only investment-type assets such as BPAC, the qualification of the Reincorporation Merger as a Reorganization is not entirely clear. Because the qualification of the Reincorporation Merger as a Reorganization is based on certain facts that will not be known until or following the Closing, and given the legal uncertainties described above, the qualification of the Reincorporation Merger as a Reorganization is subject to significant uncertainty. If any of the facts, assumptions, representations, covenants or undertakings by BPAC are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected and the U.S. federal income tax consequences of the Reincorporation Merger could differ from those described in this proxy statement/prospectus. In addition, BPAC does not intend to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Reincorporation Merger, and there can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS. Accordingly, no assurance can be given that the Reincorporation Merger qualifies as a Reorganization. Further, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Reincorporation Merger will qualify as a Reorganization. The remainder of this discussion assumes the Reincorporation Merger qualifies as a Reorganization.

If the Reincorporation Merger Qualifies as a Reorganization

If the Reincorporation Merger qualifies as a Reorganization, the Reincorporation Merger will be treated for U.S. federal income tax purposes as if BPAC (1) transferred all of its assets and liabilities to PubCo in exchange for all of the outstanding ordinary shares and rights of PubCo and (2) then distributed the PubCo ordinary shares and PubCo Rights to the holders of BPAC Class A ordinary shares or BPAC Rights, as the case may be, in liquidation of BPAC, and the taxable year of BPAC will end on the date of the Reincorporation Merger. Subject to the PFIC rules discussed below, if the Reincorporation Merger qualifies as a Reorganization, a U.S. Holder that exchanges its BPAC securities pursuant to the Reincorporation Merger should not recognize gain or loss on the exchange of BPAC securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo securities received as a result of the Reincorporation Merger should equal the aggregate adjusted tax basis of the BPAC securities surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the BPAC securities surrendered in the exchange.

If the Reincorporation Merger Does Not Qualify as a Reorganization

If the Reincorporation Merger fails to qualify as a Reorganization, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its BPAC securities for PubCo securities in the Reincorporation Merger generally will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the BPAC securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Reincorporation Merger will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the BPAC securities exceeds one year at the time of the Reincorporation Merger. Long-term capital gains of non-corporate U.S. Holders currently are subject to preferential rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the BPAC Class A ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the Reincorporation Merger fails to qualify as a Reorganization and BPAC has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of BPAC securities has not made certain elections with respect to its BPAC securities), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its BPAC securities for the PubCo securities exchanged therefor, as discussed below, “U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status.”

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of BPAC securities for PubCo securities pursuant to the Business Combination and the qualification of the Reincorporation Merger as a Reorganization.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to BPAC

If the Reincorporation Merger qualifies as a Reorganization, BPAC is not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Reincorporation Merger. If the Reincorporation Merger fails to qualify as a Reorganization, BPAC generally would be expected to recognize gain or loss on the exchange of its assets in an amount equal to the difference between (i) the fair market value of the PubCo securities received pursuant to the Reincorporation Merger and (ii) BPAC’s adjusted tax basis in the exchanged assets, subject to BPAC’s potential utilization of net operating losses, if any, to offset any potential gain.

U.S. Federal Income Tax Consequences of the Acquisition Merger to BPAC and U.S. Holders of BPAC Securities

The Acquisition Merger is not expected to result in a material exchange or other disposition of BPAC assets by BPAC, nor is it expected to result in an exchange or other disposition of shares of BPAC by BPAC holders. Accordingly, for U.S. federal income tax purposes, neither BPAC nor any U.S. Holder of BPAC securities that received PubCo securities in connection with the Reincorporation Merger are expected to recognize material gain or loss as a consequence of the Acquisition Merger.

U.S. Federal Income Tax Consequences to U.S. Holders of Ownership and Disposition of PubCo Securities

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Taxation of Distributions

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on PubCo ordinary shares to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by PubCo will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in PubCo ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo ordinary shares as discussed below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo securities.”

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the preferential applicable long-term capital gains rate (as discussed below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo securities”) provided that PubCo ordinary shares are readily tradable on an established securities market in the United States, and PubCo is not treated as a PFIC at the time the dividend was paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which PubCo intends to apply to list the PubCo ordinary shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo ordinary shares are listed on Nasdaq, there can be no assurance that the PubCo ordinary shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their own tax advisors regarding the availability of such preferential rate for any dividends paid with respect to PubCo ordinary shares.

For foreign tax credit limitation purposes, dividends will generally be treated as passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of certain foreign withholding taxes imposed on dividends received on PubCo ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign taxes. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors concerning the application of the foreign tax credit rules under their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo securities

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of PubCo securities in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such PubCo securities exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at preferential rates. The deduction of capital losses is subject to certain limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their own tax advisors regarding the ability to claim a foreign tax credit.

PFIC Considerations

The treatment of U.S. Holders of the PubCo securities could be materially different from that described above if PubCo is treated as a PFIC for U.S. federal income tax purposes (for a general discussion of the PFIC rules, see the discussion below under the heading “— Passive Foreign Investment Company Status”).

No assurance can be given as to whether PubCo will be a PFIC in its current taxable year or for any future taxable year, and none of BPAC’s or PubCo’s respective U.S. counsel expresses any opinion with respect to PubCo’s PFIC status for any taxable year.

Under the PFIC rules, if PubCo is a PFIC at any time that a U.S. Holder owns PubCo ordinary shares, PubCo will continue to be treated as a PFIC with respect to such U.S. Holder’s PubCo ordinary shares, unless (i) it ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its PubCo ordinary shares at their fair market value on the last day of the last taxable year in which PubCo is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the PubCo ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless PubCo subsequently becomes a PFIC.

For each taxable year that PubCo is treated as a PFIC with respect to a U.S. Holder’s PubCo securities, the U.S. Holder will generally be subject to special and adverse tax rules, as described below under the heading “— Passive Foreign Investment Company Status.” U.S. Holders may also be subject to such special and adverse tax rules if PubCo at any time were to own any subsidiaries that are lower-tier PFICs.

As discussed in more detail below under the heading “— Passive Foreign Investment Company Status,” if PubCo is a PFIC, a U.S. Holder of PubCo ordinary shares may be able to mitigate the adverse consequences under the PFIC rules by making a QEF election or a mark-to-market election, if available. Neither a QEF election nor a mark-to-market election may be made with respect to BPAC Rights.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file certain forms and information with the IRS (including IRS Form 8621 and any other such other information as may be required by the U.S. Treasury Department) as described below under the heading “— Passive Foreign Investment Company Status.” Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

If it is determined that either BPAC or PubCo was a PFIC for any tax year of BPAC or PubCo beginning on or before the date of the Business Combination, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with PFIC reporting requirements; provided, that, PubCo provides no assurance of, and makes no representation as to, the accuracy of any such determination or that it will timely provide such required information. PubCo does not otherwise intend to provide information that may be required for U.S. Holders to comply with PFIC reporting requirements.

The rules dealing with PFICs, QEF elections and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to PubCo securities under their particular circumstances.

Effect of PFIC Rules on the Reincorporation Merger

Even if the Reincorporation Merger qualifies as a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC, such as the BPAC Rights) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code, or the “Proposed Regulations”, were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, or if gain recognition under Section 1291(f) of the Code is effective even in the absence of final Treasury Regulations, the Proposed Regulations may require taxable gain recognition by a U.S. Holder subject to the PFIC rules with respect to its exchange of BPAC Class A ordinary shares or BPAC Rights for PubCo ordinary shares or PubCo Rights, as the case may be, received in the Reincorporation Merger if BPAC were a PFIC at any time during such U.S. Holder’s holding period in BPAC Class A ordinary shares or BPAC Rights. Therefore, U.S. Holders of BPAC Class A ordinary shares that have not made a timely QEF election or mark-to-market election (as described below) and U.S. Holders of BPAC Rights may, pursuant to the Proposed Regulations, be subject to taxation on the Reincorporation Merger to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Reincorporation Merger and subject to the special tax and interest charge rules discussed below.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted, if at all, and further, whether the IRS would take the position that Section 1291(f) of the Code is effective in the absence of final Treasury Regulations. The rules dealing with PFICs and with the QEF election and “purging election” (or a mark-to-market election) are complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of BPAC Class A ordinary shares or BPAC Rights should consult its tax advisors concerning the application of the PFIC rules to such securities under such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Status

PFIC Rules, In General

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if BPAC, PubCo, or any of their subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds securities of BPAC or after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the non-U.S. corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether BPAC, PubCo or any of their subsidiaries is a PFIC is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. However, subject to certain exceptions described below, once a non-U.S. corporation is treated as a PFIC with respect to a U.S. Holder for a taxable year, even if such non-U.S. corporation ceases to be a PFIC in a subsequent taxable year, such U.S. Holder may continue to be subject to the adverse tax consequences of the PFIC rules. None of BPAC, PubCo or any of its subsidiaries has provided assurance that it was not a PFIC for any prior taxable year, is not a PFIC for any current taxable year, or will be a PFIC for any subsequent taxable year.

Following the consummation of the Business Combination, PubCo will hold 100% of the outstanding ordinary shares of SINGAUTO, which is expected to conduct an active operating business. Under the look-through rules of Section 1297(c) of the Code, PubCo will be treated as directly holding its proportionate share of SINGAUTO’s assets and directly earning its proportionate share of SINGAUTO’s income for purposes of the PFIC income and asset tests. To the extent SINGAUTO’s assets are primarily active assets and its income is primarily active income, PubCo is not expected to be a PFIC under the PFIC income test or asset test for the taxable years following the consummation of the Business Combination.

Whether PubCo will be classified as a PFIC for the taxable year that includes the consummation of the Business Combination will generally depend on: (i) the specific closing date of the Business Combination; (ii) the relative values of SINGAUTO’s active assets and PubCo’s remaining cash balance at each applicable quarterly testing date during such taxable year; and (iii) the composition of PubCo’s gross income for such taxable year.

If BPAC or, after the Business Combination, PubCo is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of BPAC securities or PubCo securities, as applicable, and the U.S. Holder did not make a timely and valid QEF election or “mark-to-market” election, such U.S. Holder generally will be subject to the special and adverse PFIC tax rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of BPAC securities or PubCo securities (including a redemption treated as a sale or exchange); and

●	any “excess distribution” made to the U.S. Holder, which generally means any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its BPAC securities or after the Business Combination, PubCo securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities (potentially including a redemption treated as a corporate distribution).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for BPAC securities or after the Business Combination, PubCo securities;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of BPAC’s, or PubCo’s first taxable year in which BPAC or PubCo, respectively, is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

QEF Elections

The impact of the PFIC rules on a U.S. Holder of shares in a non-U.S. corporation that is a PFIC will depend on whether the U.S. Holder has made a timely and effective election to treat the non-U.S. corporation as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for its shares during which the non-U.S. corporation qualified as a PFIC (a “QEF election”) or, if in a later taxable year, the U.S. Holder made a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above under the heading “— PFIC Rules, In General.” As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) with respect to a non-U.S. corporation is contingent upon, among other things, the provision by the non-U.S. corporation of a “PFIC Annual Information Statement” to such U.S. Holder. See below under the heading “— PFIC Reporting Requirements.”

A U.S. Holder that makes a timely and effective QEF election (or a QEF election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their shares. As a result, such U.S. Holder generally should not recognize taxable income, gain or loss under the PFIC rules discussed above under the heading “— PFIC Rules, In General,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the non-U.S. corporation, whether or not such amounts are actually distributed. A QEF election may not be made with respect to BPAC Rights.

U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Mark-To-Market Elections

The impact of the PFIC rules on a U.S. Holder will also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares and for which BPAC, or after the Business Combination, PubCo is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above under the heading “— PFIC Rules, In General” in respect to its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that BPAC, or after the Business Combination, PubCo is treated as a PFIC the excess, if any, of the fair market value of its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares at the end of its taxable year over the adjusted basis in its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares over the fair market value of its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares and for which BPAC or after the Business Combination, PubCo is treated as a PFIC. Currently, a mark-to-market election may not be made with respect to BPAC Rights.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which BPAC Class A ordinary shares are listed and, after the Business Combination, on which PubCo intends to list the PubCo ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which it is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter; however, no assurances can be given in this regard with respect to the BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of BPAC Class A ordinary shares, or after the Business Combination, PubCo ordinary shares under their particular circumstances.

Lower-Tier PFICs

If BPAC or after the Business Combination, PubCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above under the heading “— PFIC Rules, In General” if BPAC or after the Business Combination, PubCo were to receive a distribution from, or dispose of all or part of BPAC’s or after the Business Combination, PubCo’s interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. In addition, as a result of the lower-tier PFIC rules, if BPAC is treated as a PFIC for any taxable year included in the holding period of a U.S. Holder, BPAC will generally continue to be treated as a PFIC with respect to such U.S. Holder following the Business Combination. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

PFIC Reporting Requirements

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

If it is determined that either BPAC or PubCo was a PFIC for any tax year of BPAC or PubCo beginning on or before the date of the Business Combination, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders that held BPAC Class A ordinary shares prior to the Business Combination such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with PFIC reporting requirements, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Accordingly, there can be no assurance that a U.S. Holder will have the information necessary to make a QEF election or to comply with PFIC reporting requirements.

The rules dealing with PFICs, QEF elections, and mark-to-market elections are complex and are affected by various factors in addition to those described above. U.S. Holders of BPAC securities or after the Business Combination, PubCo securities should consult their own tax advisors concerning the application of the PFIC rules to BPAC securities or after the Business Combination, PubCo securities under their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in distributions on BPAC securities or PubCo securities, and the proceeds received on sale or other taxable disposition of BPAC securities or PubCo securities effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

U.S. Federal Income Tax Consequences of the Acquisition Merger to SINGAUTO

SINGAUTO will not be subject to U.S. federal corporate income tax as a consequence of the Reincorporation Merger, the Acquisition Merger, or the overall Business Combination.

In the Acquisition Merger, Merger Sub merges with and into SINGAUTO, leaving SINGAUTO intact as a surviving entity; consequently, SINGAUTO transfers no properties and recognizes no corporate-level gain or loss under Section 1001, Section 361, Section 368 or Section 351.

U.S. Federal Income Tax Consequences of the Acquisition Merger and Business Combination to U.S. Holders of SINGAUTO Ordinary Shares

Characterization of the Acquisition Merger.

For U.S.  federal income tax purposes, the Acquisition Merger (where Merger Sub merges into SINGAUTO and SINGAUTO shareholders receive 120,000,000 PubCo ordinary shares) is intended to qualify as:

●	A tax-deferred reorganization under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E), where PubCo voting stock is delivered to acquire control of SINGAUTO.

Consequences to U.S. Holders of SINGAUTO Shares

Subject to the rules of Section 367(a) and the PFIC regime discussed below:

1.	Nonrecognition of Gain or Loss: Under Section 354(a)(1), a U.S. Holder of SINGAUTO shares who exchanges such shares solely for PubCo ordinary shares will not recognize gain or loss.

2.	Tax Basis in PubCo Shares: The aggregate adjusted tax basis of the PubCo ordinary shares received by a U.S. Holder will equal the aggregate adjusted tax basis of the SINGAUTO shares surrendered in exchange therefor.

3.	Holding Period: The holding period of the PubCo ordinary shares received will include the U.S. Holder’s holding period for the SINGAUTO shares surrendered, provided that the SINGAUTO shares were held as capital assets within the meaning of Section 1221 of the Code.

Impact of Section 367(a) on SINGAUTO U.S. Holders

Section 367(a)(1) generally treats a foreign corporation as not being a corporation for purposes of recognizing gain on outbound transfers of property by U.S. persons. Under Treasury Regulation § 1.367(a)-3(b), which governs transfers of stock of a foreign corporation to another foreign corporation:

●	A U.S. Holder who owns less than 5% of both the total voting power and total value of PubCo ordinary shares immediately following the Business Combination will not be subject to Section 367(a)(1) gain recognition and will qualify for nonrecognition under Section 354.

●	A U.S. Holder who is a “five-percent transferee shareholder” of PubCo immediately after the transaction must enter into a binding five-year Gain Recognition Agreement (GRA) with the IRS meeting the requirements of Treasury Regulation § 1.367(a)-8. If such a 5% U.S. Holder fails or declines to file a GRA, that holder must recognize the full amount of gain realized on the exchange under Section 1001. Losses cannot be recognized.

PFIC Implications for SINGAUTO Shareholders

If SINGAUTO has been a PFIC for any taxable year during which a U.S. Holder held SINGAUTO shares, Section 1291(f) and proposed regulations promulgated thereunder may require gain recognition on the exchange of SINGAUTO shares for PubCo ordinary shares, unless an exception applies (such as PubCo also qualifying as a PFIC immediately following the Business Combination, or the U.S. Holder having a valid, timely QEF election in effect). If gain recognition is triggered under the PFIC rules, the gain will be taxed as ordinary income allocated over the holder’s holding period and subject to an interest charge.

Taxable Treatment if Section 368 Does Not Apply to the Acquisition Merger

If the Acquisition Merger fails to qualify under either Section 368(a), the exchange will be treated as a fully taxable sale or exchange under Section 1001. Each U.S. Holder of SINGAUTO shares would recognize capital gain or loss equal to the difference between the fair market value of the PubCo ordinary shares received ($10.00 per share) and the holder’s adjusted tax basis in the SINGAUTO shares surrendered. Such capital gain or loss would be long-term capital gain or loss if the holding period exceeded one year. The tax basis in the PubCo shares received would equal their fair market value on the acquisition date, and the holding period would begin on the following day.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted, if at all, and further, whether the IRS would take the position that Section 1291(f) of the Code is effective in the absence of final Treasury Regulations. The rules dealing with PFICs and with the QEF election and “purging election” (or a mark-to-market election) are complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of SINGAUTO shares or SINGAUTO shares Rights should consult its tax advisors concerning the application of the PFIC rules to such securities under such U.S. Holder’s particular circumstances.

BPAC’S BUSINESS

Overview

Blueport Acquisition Ltd is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2025. BPAC was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Under BPAC’s Existing Charter, it has until February 13, 2027, which is  15 months from the closing of its IPO (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter) to consummate the proposed Business Combination. If BPAC is unable to complete its initial business combination by February 13, 2027 (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter), it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Offering Proceeds Held in Trust

On November 10, 2025, the registration statement for BPAC’s IPO became effective pursuant to Section 8(a) of the Securities Act. On November 13, 2025, BPAC consummated the IPO, which consisted of 5,750,000 Units, including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one BPAC Class A ordinary share and one BPAC Right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the consummation of an initial business combination. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to BPAC of $57,500,000.

Simultaneously with the closing of the IPO and the sale of the Units, BPAC consummated the private placement of 197,250 Private Placement Units to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500.

Upon the closing of the IPO, a total of $57,500,000 of proceeds from the IPO and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account.

Business Combination Activities

On May 1, 2026, BPAC entered into the Merger Agreement. As a result of the transactions contemplated in the Merger Agreement, SINGAUTO will become wholly-owned subsidiary of PubCo. In the event that the Business Combination is not consummated by February 13, 2027 (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter), its corporate existence will cease and BPAC will distribute the proceeds held in the Trust Account to its public shareholders.

Redemption Rights

Pursuant to BPAC’s Existing Charter, its shareholders (except the Initial Shareholders) will be entitled to redeem their public shares for a pro rata share of the aggregate amount then on deposit in the Trust Account (currently anticipated to be no less than approximately $[●] per share of Class A ordinary shares) net of taxes payable. The Initial Shareholders do not have redemption rights with respect to any Class A ordinary shares owned by them, directly or indirectly. You may not elect to redeem your shares prior to the completion of a business combination.

If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than 5:00 p.m., Eastern Time, on [●], 2026 (at least two business days before the extraordinary general meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to VStock at the following address:

VStock Transfer, LLC
18 Lafayette Place
Woodmere, NY 11598
E-mail: [●]

You must tender the public shares for which you are electing redemption at least two business days before the extraordinary general meeting by either:

●	Delivering certificates representing BPAC Class A ordinary shares to VStock, or

●	Delivering the BPAC Class A ordinary shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by VStock at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to VStock at least two business days prior to the vote at the Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Class A ordinary shares as of the Record Date. Any public shareholder who holds BPAC Class A ordinary shares on or before [●], 2026 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest, less any taxes payable, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to VStock or deliver your shares to VStock electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and VStock will need to act together to facilitate this request. It is BPAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from VStock. BPAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their Class A ordinary shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its Class A ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders Class A ordinary shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. BPAC anticipates that a shareholder who tenders Class A ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Class A ordinary shares soon after the completion of the Business Combination.

If properly demanded by BPAC’s public shareholders, BPAC will redeem each BPAC Class A ordinary share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of [●], this would amount to approximately $[●] per share.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of BPAC Class A ordinary shares. If too many public shareholders exercise their redemption rights, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.

BPAC’s Existing Charter does not provide a specified maximum redemption threshold, except that the Existing Charter provides that BPAC will only consummate an initial business combination if its net tangible assets will be at least $5,000,001 upon consummation of such business combination. As a result, BPAC may be able to complete the Business Combination even though a substantial majority of its public shareholders do not agree with the transaction and have redeemed their shares or, have entered into privately-negotiated agreements to sell their shares to BPAC’s sponsor, officers, directors, advisors or their affiliates. In the event the aggregate cash consideration BPAC would be required to pay for all public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to BPAC, BPAC will not complete the Business Combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof, and BPAC instead may search for an alternate business combination.

Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If BPAC does not complete a business combination before February 13, 2027 (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter), it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of our amended and restated memorandum and articles of association. Accordingly, no vote would be required from BPAC’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If BPAC is unable to consummate its initial business combination within such time period, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of BPAC’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) on the funds held in the Trust Account, and then seek to liquidate and dissolve. In the event of its dissolution and liquidation, the public rights will expire and will be worthless.

The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public shareholders. Although BPAC will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, BPAC will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

There is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, our Sponsor may not be able to satisfy those obligations. Other than as described above, none of our other officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. We have not independently verified whether our Sponsor has sufficient funds to satisfy his indemnity obligations and believe that our Sponsor’s only assets are securities of our company. We believe the likelihood of our Sponsor having to indemnify the Trust Account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

In the event that the proceeds in the Trust Account are reduced below $10.00 per share and our Sponsor asserts that it is unable to satisfy any applicable obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. It is possible that BPAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, BPAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Class A ordinary share.

If, before distributing the proceeds in the trust account to our public shareholders, BPAC files a bankruptcy petition or files an insolvency petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced. Additionally, if we file a bankruptcy petition or file an insolvency petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public shareholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and BPAC to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons, and we cannot assure you that we will be able to return $10.00 per share to our public shareholders.

Each of the Initial Shareholders and the Sponsor has agreed to waive its rights to participate in any liquidation of the Trust Account or other assets with respect to the founder shares and Private Placement Units they hold.

Facilities

We maintain our principal executive offices at 366 Madison Ave., 9th Floor, New York, NY 10017. We consider our current office space adequate for our current operations.

Employees

BPAC has two executive officers. Members of the management team are not obligated to devote any specific number of hours to its matters but they intend to devote only as much time as they deem necessary to its affairs until it has completed its initial business combination. The amount of time that the officers or any other members of the management team will devote in any time period will vary based on whether a target business has been selected for its initial business combination and the current stage of the business combination process. BPAC does not intend to have any full-time employees prior to the consummation of a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BPAC

The following discussion and analysis of the BPAC’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Overview

BPAC is a blank check company incorporated in the Cayman Islands on January 13, 2025 as an exempted company with limited liability and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. BPAC intends to effectuate an initial business combination using cash from the proceeds of its initial public offering (the “IPO”) and the private placement of the private placement units, the proceeds of the sale of its securities in connection with an initial business combination (including pursuant to forward purchase agreements or backstop agreements it may enter into following the IPO or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances, or a combination of the foregoing. BPAC is an emerging growth company and, as such, is subject to all the risks associated with emerging growth companies.

BPAC has incurred and expects to continue to incur significant costs in the pursuit of its initial business combination. BPAC cannot assure you that its plans to complete an initial business combination will be successful.

Recent Developments

The Merger Agreement

On May 1, 2026, BPAC entered into the Merger Agreement with the Purchaser, Merger Sub and SINGAUTO, to effect a two-step business combination resulting in a new publicly traded holding company. The transaction is structured in two sequential mergers:

Reincorporation Merger: Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein, BPAC will merge with and into the Purchaser, with the Purchaser surviving as PubCo. In connection with the Reincorporation Merger, (i) all issued and outstanding Class B ordinary shares will be converted automatically into Class A ordinary shares, (ii) all issued and outstanding units will be separated automatically into their individual components of Class A ordinary shares and rights and will cease separate existence and trading, (iii) all issued and outstanding Class A ordinary shares will be converted automatically into PubCo ordinary shares on a one-for-one basis, and (iv) each issued and outstanding right will be converted into a right to receive one-sixth of one PubCo ordinary share at closing.

Business Combination: At least one business day after the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO surviving as a wholly owned subsidiary of PubCo. As a result of the Business Combination, all outstanding equity interests of SINGAUTO will be cancelled and converted into the right to receive merger consideration.

Pursuant to the terms of the Merger Agreement, the aggregate consideration payable to SINGAUTO’s shareholders is $1.2 billion, payable entirely in equity, consisting of 120,000,000 PubCo ordinary shares valued at $10.00 per share. The Merger Agreement may be terminated under customary circumstances, including failure to obtain required approvals, uncured breaches, legal prohibitions, or failure to execute a required IP cooperation agreement.

Key Related Agreements:

●	Company Support Agreement: Certain SINGAUTO shareholders agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby and restrict transfers of their SINGAUTO shares until closing or termination.

●	Sponsor Support Agreement: The Sponsor and certain of its affiliates agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby, waive redemption rights, and not transfer their BPAC shares until closing or termination.

●	Lock-Up Agreements: At closing, the Sponsor and certain significant shareholders (≥5% holders) will be subject to transfer restrictions on their PubCo ordinary shares, lasting 180 days following the closing of the Business Combination, subject to early release upon certain specified stock price thresholds or certain change-of-control events.

●	Registration Rights Agreement: PubCo will enter into a registration rights agreement with certain shareholders of SINGAUTO and BPAC, pursuant to which such shareholders will be provided demand and “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration will be paid by PubCo.

●	IP Cooperation Agreement: SINGAUTO is required to enter into the IP cooperation agreement, in a form acceptable to BPAC, within a specified period.

Results of Operations

BPAC has neither engaged in any operations nor generated any revenues to date. BPAC’s only activities from January 13, 2025 (inception) through June 30, 2026 have been limited to organizational activities as well as activities related to the IPO, and subsequent to the IPO, identifying a target company for a Business Combination. BPAC does not expect to generate any operating revenues until after the completion of its initial business combination.

BPAC expects to generate non-operating income in the form of interest income on marketable securities held in the Trust Account. BPAC expects that it will incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the three months ended June 30, 2026, BPAC had a net income of $87,581, which consisted of general and administrative expenses of $398,044 and related party administrative fees of $30,000, offset by interest income from our investments in Trust Account of $515,625. For the three months ended June 30, 2025, BPAC had a net loss of $37,000, all of which consisted of formation and operating expenses.

For the six months ended June 30, 2026, BPAC had a net income of $237,755, which consisted of general and administrative expenses of $726,995 and related party administrative fees of $60,000, offset by interest income from our investments in Trust Account of $1,024,750. For the period from January 13, 2025 (inception) through June 30, 2025, BPAC had a net loss of $46,052, all of which consisted of formation and operating expenses.

Liquidity and Capital Resources

On November 13, 2025, BPAC consummated the IPO of 5,750,000 Units, including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters. Each Unit consists of one BPAC Class A ordinary share and one right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the completion of the initial business combination. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to BPAC of $57,500,000. BPAC granted the underwriters a 45-day option from the date of IPO to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. The underwriters fully excised the over-allotment option on November 13, 2025.

Simultaneously with the closing of the IPO and the sale of the Units, BPAC consummated the private placement of an aggregate of 197,250 Private Placement Units to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500. Each Private Placement Unit consisted of one BPAC Class A ordinary share and one right to receive one-sixth (1/6th) of one BPAC Class A ordinary share upon the completion of the initial business combination.

The Private Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Private Placement Units are identical to the Units sold in the IPO except with respect to certain registration rights and transfer restrictions, as described in the final prospectus for the IPO. Additionally, the Sponsor agreed not to transfer, assign or sell any of the Private Placement Units or underlying securities (except in limited circumstances, as described in the final prospectus for the IPO) until 30 days after the completion of the Company’s initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Private Placement Units and the underlying securities.

Upon the closing of the IPO and the private placement on November 13, 2025, a total of $57,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) which will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury and held in cash or cash like items (including demand deposit accounts) at a bank.

BPAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete its initial business combination. To the extent that BPAC’s share capital or debt is used, in whole or in part, as consideration to complete its initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies. Such working capital funds could be used in a variety of ways and could also be used to repay any operating expenses or finders’ fees which BPAC had incurred prior to the completion of the initial business combination or to indemnify any of its officers or directors as required by law if the funds available to it outside of the Trust Account were insufficient to cover such expenses.

As of June 30, 2026, BPAC had $29,180 in cash and a working capital deficit of $378,889. BPAC’s liquidity needs prior to the closing of IPO were satisfied through a payment from the Sponsor of $25,000 for the founder shares and a non-interest bearing, unsecured loan of up to $300,000 from the Sponsor, to cover transaction costs incurred in connection with the IPO. The loan was fully repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. In May 2026, the Sponsor agreed to loan the Company an aggregate of up to $190,000 to pay for various expenses of the Company and for working capital purposes pursuant to a promissory note. The promissory note is non-interest bearing and payable no later than the date on which the Company consummates an initial business combination. As of June 30, 2026 and December 31, 2025, the Company had $190,000 and $0, respectively, outstanding under the promissory note.

BPAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and consummate a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of our Sponsor, or certain of BPAC’s officers and directors or their affiliates may, but are not obligated to, loan BPAC funds as may be required. If it completes a business combination, BPAC would repay such loaned amounts. In the event that a business combination does not close, BPAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to the Sponsor. The terms of such loans by BPAC’s Sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. BPAC does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

BPAC has incurred and expects to continue to incur significant costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a business combination. BPAC currently has until February 13, 2027 (unless the Company extends such period by amending its amended and restated memorandum and articles of association) to consummate the initial business combination. If it does not complete a business combination within the prescribed timeline, BPAC will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. In connection with its assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” BPAC has determined that it has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. There is no assurance that BPAC’s plans to raise capital or to consummate an initial business combination will be successful within the combination period. BPAC lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statement. Therefore, management has determined that these conditions raise substantial doubt about BPAC’s ability to continue as a going concern until the earlier of the consummation of the business combination or the date it is required to liquidate. The unaudited condensed financial statements do not include any adjustments that might result from outcome of these uncertainties.

Off-Balance Sheet Financing Arrangements

BPAC has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2026. BPAC does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. BPAC has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

BPAC does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Registration Rights

The holders of the founder shares, as well as the holders of the Private Placement Units and any shares of BPAC’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to BPAC (and any ordinary shares issuable upon conversion of the underlying the private placement rights), are entitled to registration rights pursuant to an agreement signed on the effective date of the registration statement for the IPO. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from trust. The holders of a majority of the Private Placement Units and units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that BPAC consummates an initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. BPAC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

BPAC granted the underwriters a 45-day option from the date of the IPO to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. The underwriters fully excised the over-allotment option on November 13, 2025.

The underwriters were paid a cash underwriting discount of 1.50% of the gross proceeds of the IPO, or $862,500. Additionally, the underwriters will be entitled to a deferred underwriting discount of 2% of the gross proceeds of the IPO or $1,150,000, upon the completion of BPAC’s initial business combination subject to the terms of the underwriting agreement.

The underwriters have agreed to waive their rights to the deferred underwriting discounts held in the trust account in the event BPAC does not consummate a business combination within 15 months from the closing of the IPO (as may be extended pursuant to BPAC’s charter documents (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to BPAC’s amended and restated memorandum and articles of association)), and in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the public shares.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. BPAC has not identified any critical accounting estimates and critical accounting policies.

BPAC’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on BPAC’s financial statements.

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosure (“ASU 2023-09”), which enhances the transparency and usefulness of income tax disclosures. ASU 2023-09 became effective for fiscal years beginning after December 15, 2024. BPAC adopted this guidance on January 1, 2026 and the adoption has no material impact on its financial statements.

BPAC’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on BPAC’s financial statements.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. BPAC qualifies as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. BPAC is electing to delay the adoption of new or revised accounting standards, and as a result, BPAC may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, BPAC is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” BPAC chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404,(ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until BPAC is no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT SINGAUTO

References in this section to “we,” “our,” “us,” “the Company” “SINGAUTO” or “SingAuto” generally refer to SINGAUTO Inc. and its consolidated subsidiaries.

Overview

SingAuto is a green intelligent cold-chain technology company focused on developing refrigerated commercial electric vehicles and related solutions for customers in the cold-chain logistics industry, including transportation and logistics service providers serving food products, pharmaceuticals and other temperature-sensitive goods.

Our current product portfolio consists of two refrigerated commercial electric vehicle platforms: the S1 refrigerated commercial electric vehicle and the V1 refrigerated intelligent commercial electric van. The S1 vehicle is designed for high-volume urban and intercity cold-chain transportation and distribution of frozen, chilled and fresh food products, pharmaceuticals and other temperature-sensitive goods. The V1 vehicle is designed for high-efficiency urban cold-chain logistics applications, particularly smaller-volume, faster-turnover urban delivery scenarios.

We have completed the research, development, prototyping and validation testing of the S1 vehicle and expect to launch the vehicle in the fourth quarter of 2026, with commercial production and deliveries targeted for the first quarter of 2027. We have also finalized the research, development and prototyping of the V1 vehicle and currently expect to launch this model in the fourth quarter of 2026 and commence its mass production and deliveries in the third quarter of 2027.

Our vehicle platforms integrate refrigeration, temperature-control, connected monitoring and fleet-management capabilities designed for cold-chain logistics applications. In connection with the commercialization of our vehicle platforms, we are developing related support capabilities, including telematics, maintenance support, charging support, leasing solutions and fleet-management services. We have not commenced commercial sales of our vehicles and have not generated revenue from vehicle sales or related services.

We operate through subsidiaries in Singapore and the United Arab Emirates. Singapore serves as our global headquarters and regional coordination center, while the United Arab Emirates supports our manufacturing and commercialization initiatives. Our commercialization strategy is based on an asset-light KD/SKD assembly model under which SKD components are sourced from original equipment manufacturers in China, South Korea and Southeast Asia, and assembled in selected target markets, including the Middle East, South Korea and Southeast Asia.

As of the date of this proxy statement/prospectus, we have entered into memoranda of understanding with 18 potential customers covering approximately 14,000 S1 vehicles. These arrangements are generally non-binding and remain subject to customer requirements, financing arrangements, production schedules, definitive agreements and other customary conditions.

In addition to vehicle commercialization, we may pursue opportunities to commercialize certain technologies, including technologies relating to electric powertrain integration, chassis domain controller systems, refrigeration and thermal management, and connected vehicle and fleet-management platforms, through licensing arrangements and strategic cooperation agreements with manufacturing, assembly and distribution partners in selected markets.

Our Strategies

Our objective is to commercialize refrigerated commercial electric vehicle platforms and related services for customers operating in the cold-chain logistics industry. Our growth strategy focuses on an asset-light KD/SKD commercialization model, development of charging, service and fleet support capabilities, flexible commercialization models for customers and partners, commercialization of our vehicle platforms and intellectual property, and expansion through strategic partnerships.

Asset-Light KD/SKD Commercialization Model

Our commercialization strategy is based on an asset-light knock-down, or KD, and semi knock-down, or SKD, assembly model. Under this approach, SKD components are sourced from original equipment manufacturers and assembled in selected target markets, including the Middle East, South Korea and Southeast Asia. We believe this model supports localized assembly, supply-chain flexibility and capital efficiency while reducing the investment required for a fully integrated manufacturing operation.

We are developing manufacturing and assembly capabilities in the United Arab Emirates to support regional commercialization activities. Our manufacturing strategy is designed to support vehicle deployment in target markets while maintaining operational flexibility as customer demand develops.

Development of Charging, Service and Fleet Support Capabilities

We are developing charging, maintenance, telematics and fleet-support capabilities designed to support customer operations throughout the vehicle lifecycle. These capabilities are intended to improve vehicle uptime, operational efficiency and fleet visibility for commercial customers.

We are also evaluating relationships with infrastructure providers, service providers and fleet operators to support charging solutions, maintenance services, remote diagnostics and fleet-management capabilities in our target markets.

Flexible Commercialization Models

We expect to offer customers multiple commercialization alternatives, including direct vehicle sales, leasing arrangements and subscription-based solutions. These alternatives are intended to address differing operational and financing requirements among fleet operators and logistics providers.

We are also evaluating financing partnerships that may facilitate vehicle acquisition and deployment by customers in selected markets.

Commercialization of Vehicle Platforms and Intellectual Property

Our modular vehicle architecture supports potential applications beyond refrigerated transportation. We believe certain vehicle systems, chassis technologies and engineering capabilities may be adapted for additional commercial vehicle applications, including municipal, utility and specialty vehicle markets.

We also evaluate opportunities to commercialize our intellectual property, engineering capabilities and vehicle platform technologies through licensing arrangements and strategic cooperation agreements.

Expansion Through Strategic Partnerships

We seek to expand our market presence through relationships with fleet operators, distributors, dealers, logistics providers, charging infrastructure providers and other industry participants. These relationships are intended to support customer acquisition, market access and commercialization activities across our target markets.

We believe localized partnerships can support regional deployment, customer service capabilities and long-term commercialization efforts as we expand our operations.

Our Competitive Strengths

Specialized Focus on Cold-Chain Logistics Applications

We focus on refrigerated commercial electric vehicles and related solutions designed for cold-chain logistics operations. Our vehicle platforms are developed to support transportation and distribution of temperature-sensitive goods, including frozen, chilled and fresh food products, pharmaceuticals and other perishable products. This specialized focus allows us to tailor vehicle design, temperature-control functionality and fleet-management capabilities to the operating requirements of cold-chain logistics customers.

Integrated Technology Platform

Our vehicle platforms integrate refrigeration, temperature-control, connected monitoring and fleet-management capabilities designed for commercial cold-chain transportation. We believe the integration of these technologies within a single platform supports operational efficiency, fleet visibility and cold-chain compliance requirements. Our technology portfolio also includes vehicle architecture, chassis technologies, suspension systems, telematics capabilities and related engineering solutions developed for commercial vehicle applications.

Strategic Geographic Footprint

We operate through subsidiaries in Singapore and the United Arab Emirates. Singapore serves as our global headquarters and regional coordination center, while the United Arab Emirates supports manufacturing and commercialization activities. We believe this geographic footprint supports sourcing, procurement, customer development and deployment activities across South Korea, Southeast Asia, the Middle East and other international markets.

Experienced Leadership Team

Our management team combines experience in entrepreneurship, engineering, public-company reporting, strategic planning, financing and cross-border business development. We believe these capabilities support commercialization of our vehicle platforms, development of strategic partnerships and execution of our long-term growth strategy.

Our Products, Services and Technologies

We design and develop refrigerated commercial electric vehicles for customers in the cold-chain logistics industry, including customers transporting frozen, chilled and fresh food products, pharmaceuticals and other temperature-sensitive goods. Our product portfolio currently focuses on two vehicle-related offerings: (i) S1 refrigerated commercial electric vehicle, and (ii) V1 refrigerated intelligent commercial electric van.

In connection with our vehicle products, we are developing related support and fleet-management capabilities, including telematics functions, maintenance support, software update capabilities and fleet-management solutions. Our products incorporate technologies and features across refrigeration and temperature control, electric vehicle architecture, connected cold-chain monitoring, telematics, software-enabled updates, driver-assistance functions, remote diagnostics and mobile charging support. We believe these technologies are important to cold-chain logistics customers because they are intended to support temperature stability, vehicle uptime, fleet visibility, energy efficiency and operating efficiency.

S1 Refrigerated Commercial Electric Vehicle

The S1 vehicle is our lead commercialization platform. We have completed the development, prototyping and validation testing of the S1 vehicle and currently target commercial launch in the fourth quarter of 2026, with production and deliveries expected to commence in the first quarter of 2027.

We have completed the first batch of sample vehicle trial production in June 2026, and the second and third batches of sample vehicle trial production in July 2026 and August 2026, respectively. We have also completed validation testing in August 2026.

We are conducting road testing of the S1 vehicle in selected target markets, including Singapore, Malaysia, Thailand, Philippines, Hong Kong, Vietnam, and the PRC, and expect to complete such road testing by March 2027. Road testing involves testing the vehicle under applicable local road and operating conditions and may support the process for obtaining applicable regulatory approvals for on-road use. Subject to the vehicles having been approved for on-road use, we expect to commence a customer trial phase in the fourth quarter of 2026 in selected target markets, including Southeast Asia, China and South Korea, during which selected customers are expected to use the S1 vehicle in actual operating scenarios, with our personnel accompanying such trials where appropriate to collect operational feedback and improvement suggestions. We expect to use feedback from the customer trial phase to make any necessary final refinements to the S1 vehicle and related operating support before commencing broader commercial production and deliveries.

Before commencing mass production and deliveries, we expect to complete road testing and applicable homologation or regulatory approval processes in the relevant target markets, complete the customer trial phase, address any material technical issues identified during testing or trials, and finalize production, supply chain and delivery readiness. The timing of these steps may vary by jurisdiction and remains subject to uncertainties, including regulatory approval timelines, customer trial results, third-party manufacturing, supplier and logistics performance, regulatory delays and other unforeseen circumstances beyond our control.

The key features of our S1 vehicle include:

-	Integrated Vehicle Design and Cargo Capacity. The S1 vehicle is a one-step-entry intelligent light truck that integrates the vehicle body, chassis, refrigeration system and cargo compartment. The S1 vehicle offers refrigerated storage capacity of approximately 18 cubic meters and has a curb weight of approximately 3,568kg. It is able to accommodate up to three passengers. It has an overall length of approximately 5,995 mm, overall width of approximately 2,200 mm, overall height of approximately 3,050 mm, and wheelbase of 3,260 mm. The S1 vehicle is designed with a low-threshold walk-in structure to facilitate driver access and reduce driver fatigue during distribution operations. The vehicle body also uses a low-drag design, with a drag coefficient of 0.299.

-	Battery, Range and Charging. The S1 vehicle is equipped with a battery pack of up to 100 kWh, with a driving range of up to 350 kilometers, a separate constant-speed driving range of up to 492 kilometers and a top speed of up to 105km/h under Worldwide Harmonized Light Vehicles Test Cycle (WLTC) conditions. The S1 vehicle is also designed to support fast charging, with charging from 20% to 80% state of charge in approximately 40 minutes.

-	Refrigeration and Temperature-Control Functions. The S1 vehicle incorporates refrigeration and insulation features for temperature-controlled transportation, including a concealed refrigeration unit and an insulated cold box. The S1 vehicle is designed to support multi-temperature-zone transportation within a single compartment, including temperature settings such as -18°C, -5°C and 0°C. The cargo compartment temperature can be reduced from 0°C to -20°C in approximately 55 minutes, faster than conventional refrigerated vehicles. During cold-chain logistics operations, the cargo compartment temperature can be maintained within a variation of ±1°C from the applicable target temperature. The S1 vehicle also supports real-time temperature monitoring through internet-of-things connectivity.

-	Connected Cold-Chain Monitoring. The S1 vehicle includes monitoring functions enabled by internet of things, or IoT, and internet of vehicles, or IoV, technologies for cold-chain logistics operations. These functions include remote temperature monitoring and recording, cloud upload of transportation data, RFID and GPS positioning and real-time supervision of goods during transportation. The S1 vehicle’s telematics monitoring system is designed to integrate individual vehicle operational data, energy status and location information into customers’ fleet-management systems, which may assist logistics operators with operational planning and fleet management, including vehicle powertrain management, charging-station layout planning, maintenance scheduling and shift dispatching.

-	Smart Cabin and Driver Assistance Capabilities. The S1 vehicle is designed with smart-cabin, driver-assistance and software-enabled features. The S1 vehicle currently supports Level 2, or L2, advanced driver assistance capabilities, including adaptive cruise control, lane departure warning, door open warning, right-side blind spot monitoring for low-speed turning scenarios, speed limit reminders, driver fatigue alerts, 360-degree surround-view imaging and external automatic emergency braking alerts. It is also equipped with voice control, a large touch screen, video playback, mobile screen mirroring and real-time display of vehicle and logistics data. The S1 vehicle supports whole-vehicle over-the-air, or OTA, upgrades. In addition, we are currently conducting testing of Level 4, or L4, autonomous-driving functions. L4 autonomous driving is designed to enable the vehicle to perform all dynamic driving tasks and monitor its driving environment without human intervention within its operational design domain (ODD). The ODD is limited to predefined operating conditions, such as geofenced urban areas or designated routes. If the system encounters a condition outside its ODD or experiences a system malfunction, it is designed to execute a minimum-risk manoeuvre, such as safely pulling over or bringing the vehicle to a controlled stop. Testing of these L4 autonomous-driving functions has been conducted at a test track in Abu Dhabi for approximately one month and in Jiangsu, China, for approximately two months. These testing activities were conducted within geofenced areas at a cold-chain factory site and did not involve autonomous-driving testing on public roads. L4 autonomous-driving capabilities may be offered as an optional upgrade for customers, subject to product configuration, regulatory approvals and market availability.

In addition, the S1 chassis includes the cabin, battery power system, electronic architecture and monitoring components, and is designed for potential modular adaptation into specialized commercial, municipal and other vehicle applications, such as mobile tankers, waste collection vehicles, camping vehicles and other customized vehicle configurations.

V1 Refrigerated Intelligent Commercial Electric Van

The V1 vehicle is designed with an ultra-low cargo floor and optimized cargo compartment height intended to facilitate rapid loading and unloading in urban logistics environments requiring flexible, high-efficiency transportation solutions. We have finalized the development and prototyping of the V1 vehicle; and currently expect to launch this model in the fourth quarter of 2026 and commence its mass production and deliveries later in the third quarter of 2027.

We currently expect to complete validation testing and product finalization in December 2026 and sample vehicle trial production in the first quarter of 2027. We expect to begin road testing of the V1 vehicle in selected target markets, including Singapore, Malaysia, Thailand, Philippines, Hong Kong, Vietnam, and the PRC, and expect to complete such road testing by June 2027. Subject to the vehicles having been approved for on-road use, we expect to commence a customer trial phase around July 2027, during which selected customers are expected to use the V1 vehicle in actual operating scenarios, with our personnel accompanying such trials where appropriate to collect operational feedback and improvement suggestions. We expect to use feedback from the customer trial phase to make any necessary final refinements to the V1 vehicle and related operating support before commencing broader commercial production and deliveries.

Similar to the S1 vehicle, before commencing mass production and deliveries of the V1 vehicle, we expect to complete road testing and applicable homologation or regulatory approval processes in the relevant target markets, complete the customer trial phase, address any material technical issues identified during testing or trials, and finalize production, supply chain and delivery readiness. The timing of these steps may vary by jurisdiction and remains subject to uncertainties, including regulatory approval timelines, customer trial results, third-party manufacturing, supplier and logistics performance, regulatory delays and other unforeseen circumstances beyond our control.

The key features of our V1 vehicle include:

-	Vehicle Design and Cargo Capacity. Unlike the S1 vehicle, which is positioned as a larger refrigerated commercial electric light truck for broader refrigerated distribution use cases, the V1 vehicle is designed to address smaller-volume, faster-turnover urban delivery scenarios. It features an ultra-low cargo floor and optimized cargo compartment height intended to facilitate rapid loading and unloading in urban logistics environments. The V1 vehicle offers cargo volume up to approximately nine cubic meters and has a curb weight of approximately, 2,105 kg. It is able to accommodate up to two passengers. It has an overall length of approximately 5,530 mm, overall width of approximately 1,880 mm, overall height of approximately 2,180 mm, and wheelbase of 3,110 mm.

-	Super Skateboard Chassis and By-Wire Architecture. The V1 vehicle is forward engineered based on our proprietary “super skateboard” chassis architecture, which is designed to support a highly integrated electric vehicle platform and accommodate by-wire technology capabilities. The platform is designed to support steer-by-wire, brake-by-wire, suspension-by-wire and drive-by-wire system architecture capabilities. The V1 vehicle incorporates a “OneBox” by-wire braking system, an integrated electronic braking-control system that combines braking and vehicle-control functions into a compact module and is intended to support braking performance and vehicle-control integration. In addition, it is constructed using high-strength steel that meets European N1 safety standards.

-	Energy Efficiency, Battery, Range and Charging. The V1 vehicle is designed with an aerodynamic drag coefficient of less than 0.3 and integrated intelligent energy recovery systems. It is equipped with a battery pack of 86.1 kWh and is designed to support DC fast charging/fast charging, with charging from 20% to 80% state of charge in approximately 30 minutes. The V1 vehicle consumes less than 14.3 kWh per 100 kilometers and delivers a driving range exceeding 400 kilometers, a constant-speed driving range of up to 600 kilometers and the top speed of the V1 vehicle is 100km/h under Worldwide Harmonized Light Vehicles Test Cycle (WLTC) conditions.

-	Refrigeration and Temperature-Control Functions. The V1 vehicle incorporates refrigeration and insulation features for temperature-controlled transportation, including a concealed refrigeration unit and an insulated cold box. The cargo compartment temperature can be reduce from 0°C to -20°C in approximately 55 minutes faster than conventional refrigerated vehicles. During cold-chain logistics operations, the cargo compartment temperature can be maintained within a variation of ±1°C from the applicable target temperature. The V1 vehicle also supports real-time temperature monitoring through internet-of-things connectivity.

-	Intelligent Connectivity, ADAS and Remote Functions. The V1 vehicle is able to support Level 2+ advanced driver-assistance systems. It also features a digital cargo compartment, firmware-over-the-air, or FOTA, updates and remote vehicle control capabilities. These functions are intended to support connected-vehicle management, software-enabled feature updates and remote vehicle operation functions for urban logistics customers.

Our Services

We have not commenced commercial sales of our vehicles and have not generated revenue from vehicle sales or related services. In connection with our vehicle products, we are developing related support and fleet-management capabilities, including telematics functions, maintenance support, software update capabilities and fleet-management solutions. These capabilities are intended to support the commercialization, deployment, operation and maintenance of our vehicles following commercial launch, including by supporting customer adoption, vehicle uptime, operating efficiency and lifecycle management.

In addition, we may in the future explore additional commercial services and ecosystem offerings, including vehicle leasing, Fleet-as-a-Service solutions, charging infrastructure support and data-related services. As part of our charging infrastructure support, we may provide or facilitate charging solutions for customers, which may include mobile charging solutions in selected customer deployment scenarios. We have developed and prototyped a mobile intelligent charging vehicle, or charging vehicle, to support charging services for our automotive series, including in indoor and outdoor parking-lot use cases. However, we do not currently intend to offer the charging vehicle as a standalone mass-produced vehicle product. We may provide these services directly or through local strategic partners, dealers, service providers, charging infrastructure providers, financial institutions or other business partners, depending on customer demand, local market conditions, regulatory requirements and our ability to commercialize these offerings.

Our Technologies

Our technology platform is designed to support refrigerated commercial electric vehicles and cold-chain logistics operations through integrated vehicle, monitoring and fleet-management capabilities.

Temperature-Control Technologies

Our temperature-control architecture is designed to support transportation of multiple categories of temperature-sensitive goods through insulation technologies, compartment design and real-time monitoring capabilities. These technologies are intended to support temperature stability, operational efficiency and compliance with cold-chain transportation requirements.

Charging Technologies

Our vehicle platforms incorporate charging capabilities designed to reduce vehicle downtime and improve fleet utilization. These technologies are intended to support commercial logistics operators requiring high vehicle availability and operational flexibility.

Vehicle Architecture and Chassis Technologies

Our technology portfolio includes modular vehicle architecture, chassis technologies, suspension systems, drive-by-wire technologies and related engineering solutions developed for commercial vehicle applications. These technologies support vehicle integration, durability, operational efficiency and future platform expansion opportunities.

Connected Vehicle and Fleet Technologies

Our vehicle platforms incorporate telematics, remote diagnostics, cloud connectivity and fleet-management capabilities designed to support monitoring, maintenance planning, operational analysis and fleet optimization.

Research and Development

We conduct research and development activities through a combination of internal project management, affiliated technical resources and third-party engineering support providers. Internal personnel coordinate product planning, technical requirements, supplier management, testing, validation and project execution activities.

Historically, a significant portion of development activities relating to our vehicle platforms was conducted or supported by Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, an affiliated company controlled by Mr. Yuqiang Liu, our CEO and chairman of the board. Xinshiya Beijing contributed to the development of technical deliverables associated with the S1and V1 vehicle platforms, including engineering designs, technical specifications, architecture designs, compliance documentation and related development materials. Through a series of agreements as described below, we have acquired ownership of exclusive license rights to the relevant technologies.

Material Intellectual Property Agreements

A brief summary of our material intellectual property agreements are as follows:

Intangible Asset and Demo Car Purchase Agreement

Under an intangible asset and demo car purchase agreement dated April 1, 2025, SingAuto Pte. Ltd., or SingAuto Singapore, purchased from Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, certain intangible assets and demo vehicle assets developed or owned by Xinshiya Beijing for an aggregate purchase price of RMB39.01 million (US$5.6 million). The purchase price was set off against an intercompany loan receivable assigned by SingAuto Cayman to SingAuto Singapore. The purchased assets include intellectual property rights, technical data, source files, design files, CAD data, reports and related documentation for refrigerated commercial electric vehicles, and SingAuto Singapore obtained the right to use, commercialize, sublicense, modify, develop and exploit such assets, while Xinshiya Beijing retained only a non-exclusive, non-transferable and royalty-free right to use the assets for internal R&D and technical support purposes and agreed not to commercialize such assets for products or services in the relevant territory.

The sale and transfer of assets contemplated under this agreement was completed in April 2025, and the relevant rights in the purchased assets were transferred to SingAuto Singapore with effect from the completion date. The agreement is structured as a completed asset transfer rather than an ongoing license arrangement and does not provide for a fixed operating term, renewal right or separate early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with their terms.

Intellectual Property License Agreement

Under a certain intellectual property license agreement dated March 9, 2026, SingAuto Singapore, as licensor, granted Xinshiya Automotive (Shanghai) Co., Ltd., or Xinshiya Shanghai, a non-exclusive, non-transferable and revocable license to use certain intellectual property, including the “SingAuto” brand, trademarks and logos, vehicle design specifications, technical standards, product documentation, software systems, algorithms, technical architecture, know-how, technical processes and engineering methods, solely within the PRC for Xinshiya Shanghai’s own business operations, in exchange for a royalty equal to 22% of Xinshiya Shanghai’s net sales from our products within the PRC. We currently do not intend to directly market or sell vehicles in the PRC market ourselves. Instead, we expect Xinshiya Shanghai to conduct marketing and sales activities in the PRC as our non-exclusive licensed commercial partner. As of the date hereof, no royalties or other payments have been incurred, paid or exchanged under this agreement. The Intellectual Property License Agreement does not have a fixed expiration date and remains in effect until terminated by either party upon 30 days’ prior written notice, without affecting accrued rights and obligations. The agreement does not contain an automatic renewal provision.

Intellectual Property Cooperation Agreement and Deed of Waiver

SingAuto has historically conducted its R&D activities in collaboration with Xinshiya Beijing. Certain patents and patent applications developed in connection with our business were historically registered, listed or recorded in the names of multiple parties as co-holders, co-owners or co-applicants, including SingAuto Cayman, SingAuto Singapore, SingAuto HK and Xinshiya Beijing. See “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO” for more information regarding related-party transactions involving Xinshiya Beijing. To clarify the ownership and commercialization rights in these patents and patent applications, the relevant parties entered into a deed of waiver and relinquishment of IP rights and an intellectual property cooperation agreement in May 2026.

Under the deed of waiver dated and effective as of May 4, 2026, SingAuto HK acknowledged that its prior registration as a co-holder of certain intellectual property had been made for administrative or structural purposes, irrevocably and unconditionally waived and released all rights, title and interest in the relevant intellectual property worldwide, and agreed to cooperate in its removal from applicable IP registration records. The deed does not provide for a fixed term, renewal right or early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with the terms of the deed.

On May 15, 2026, SingAuto Cayman, SingAuto Singapore and Xinshiya Beijing entered into an intellectual property cooperation agreement, or IP Cooperation Agreement, to establish a unified framework for the licensing and commercialization of the licensed patents worldwide. The entry into the IP Cooperation Agreement satisfied the closing condition under the Merger Agreement requiring SINGAUTO to enter into the IP Cooperation Agreement, in a form acceptable to BPAC, within ten business days following the date of the Merger Agreement. Under the IP Cooperation Agreement, SingAuto Cayman and Xinshiya Beijing are identified as IP holders and SingAuto Singapore is identified as the licensee, and SingAuto Singapore receives an exclusive, sublicensable, worldwide license under the licensed patents to make, use, offer to sell, sell and import licensed products, with full and final control over commercialization and exploitation of the licensed patents. The agreement also provides for a one-time lump sum consideration, the specific amount of which remains subject to the parties further determination, in lieu of ongoing royalties.  On June 15, 2026, the parties entered into a supplementary agreement to the IP Cooperation Agreement, setting the consideration at $2.0.

The IP Cooperation Agreement became effective on May 15, 2026 and, unless terminated earlier in accordance with its terms, continues on a licensed product-by-licensed product and country-by-country basis until the expiration of the last-to-expire valid claim of a licensed patent in the relevant country, or, if no patent contained in the licensed patents is issued or the relevant patents or patent applications are abandoned, until one year after the last patent or patent application is abandoned. SingAuto Singapore, as licensee, may terminate the agreement without cause on at least 45 business days’ prior written notice to the IP holders, and may also terminate the agreement if any IP holder materially breaches the agreement and fails to cure such breach within 30 business days after written notice. Either party may terminate the agreement immediately upon certain insolvency, bankruptcy, liquidation or similar events affecting SingAuto Singapore. The agreement does not contain an automatic renewal provision. Upon expiration of the last patent to expire under the licensed patents in any country with respect to any licensed product, provided SingAuto Singapore is not then in breach of the agreement, SingAuto Singapore will have a perpetual, irrevocable, fully paid-up license to make, use, offer to sell, sell and import in that country products that were previously licensed products.

Sales and Marketing

Our sales strategy focuses on commercial fleet customers operating within the cold-chain logistics industry. Target customers include logistics companies, cold-chain transportation providers, food distributors, pharmaceutical distributors, e-commerce operators and other fleet operators requiring refrigerated transportation solutions. We pursue customer development through direct engagement with fleet operators, logistics companies, distributors, dealers, agents and strategic partners in our target markets. We support customer development through product demonstrations, industry conferences, trade exhibitions, roadshows, test-drive activities and digital marketing initiatives. These activities are intended to increase product awareness, demonstrate vehicle capabilities and support customer acquisition efforts.

MOUs and Purchase Contracts

As of the date of this proxy statement/prospectus, we had entered into memoranda of understanding, or MOUs, with 18 potential customers in the PRC, Hong Kong, Australia, South Korea, Southeast Asia and the Middle East, covering approximately 14,000 S1 vehicles. As of the same date, we had received approximately US$175,000 in deposits from nine customers under these MOUs.

The MOUs are generally non-binding and set forth a framework for the proposed purchase and sale of our S1 vehicles, with final quantities, pricing, payment terms and delivery schedules to be specified in definitive agreements. Certain MOUs provide for a reservation deposit of RMB500 per vehicle, while certain other MOUs contemplate pricing and payment terms to be determined after production timing becomes more certain. Each MOU also contains customary provisions regarding intellectual property protection, inspection and quality claims, product warranty, and compliance with applicable anti-bribery, anti-corruption, export-control and sanctions laws. Each MOU may be terminated by mutual agreement, if the parties fail to agree on the terms of a definitive contract within a reasonable period, or upon a force majeure event affecting either party’s performance. Disputes arising under the MOUs are to be resolved by arbitration in Hong Kong.

In addition, in August 2026, one of our MOU customers, Shanghai Swisslog Technology Co., Ltd., or Swisslog, a company specializing in logistics automation solutions that acted as general contractor for a project at a globally recognized pharmaceutical company’s facility in the PRC, entered into a purchase contract with Xinshiya Shanghai for the design, manufacture, supply, installation, commissioning, testing and warranty of one customized autonomous driving vehicle based on the S1 vehicle platform and related services and solutions for deployment at the end user’s facility, for an aggregate contract price of RMB2,283,185.84. Commercial execution of this arrangement is being undertaken by Xinshiya Shanghai as our licensed commercial partner under the arrangement described below.

We expect to continue entering into definitive agreements with customers, with an initial focus on the PRC and South Korea markets.

Arrangement with Xinshiya Shanghai

We currently do not intend to directly market or sell vehicles in the PRC market ourselves. Instead, we expect Xinshiya Shanghai to conduct marketing and sales activities in the PRC as our non-exclusive licensed commercial partner pursuant to the Intellectual Property License Agreement described under “Certain Relationships and Related Party Transactions - Certain Related Party Transactions of SINGAUTO” and “— Material Intellectual Property Agreements.” Under this arrangement, we are entitled to receive a royalty of 22% of Xinshiya Shanghai’s net sales from our products within the PRC. Although the license granted to Xinshiya Shanghai is non-exclusive and we retain the right to grant similar licenses to other parties in the PRC or to otherwise exploit our intellectual property in the PRC ourselves, we have no current plans to do so and, accordingly, do not currently expect to compete with Xinshiya Shanghai in the PRC market.

Collaboration with Established Automotive Manufacturers

In certain markets, we may collaborate with established automobile manufacturers and other strategic partners to commercialize our vehicles by leveraging their existing sales, distribution and service networks. Depending on the applicable market and the nature of the arrangement, such partners may assist us with customer acquisition, product introduction, vehicle distribution, after-sales service and other commercialization activities. In particular, established partners may provide access to commercial fleet customers and local sales and service infrastructure that would otherwise require significant time and resources for us to develop independently. We believe this approach may accelerate market entry, broaden our geographic and customer coverage and reduce the time and investment required to establish standalone commercial infrastructure.

Manufacturing

Our manufacturing strategy combines KD assembly operations with third-party manufacturing and supply arrangements. Under this model, SKD components are sourced from original equipment manufacturers in China, South Korea, and Southeast Asia and assembled in selected target markets, including the Middle East, South Korea and Southeast Asia.

Our principal raw materials and components include battery packs and battery cells, semiconductors and electronic components, electric drive systems, chassis and body components, steel, aluminum, copper and other materials used in electric vehicles. We expect SKD components to be sourced from original equipment manufacturers in the PRC, South Korea and Southeast Asia. For our S1 vehicle, our current manufacturing and assembly arrangement is with a PRC-based automobile manufacturer located in Zhejiang Province, PRC, as further described below under “— Third-Party Manufacturing Agreements.” Under this arrangement, the manufacturer manages its own supply chain for the principal components required for S1 vehicle production, including battery packs, battery cells, semiconductors and other critical electronic components. Certain additional supplier agreements for S1 components remain subject to negotiation and finalization prior to commercial production, and we do not directly source or procure battery packs, battery cells or semiconductors. For a discussion of related risks, see “Risk Factors — Risks Related to SingAuto’s Business and Industry — Increases in costs, disruption of supply or shortage of raw materials and key components, particularly battery cells or battery packs, could harm our business,” “Risk Factors — Risks Related to SingAuto’s Business and Industry — We are highly dependent on the global supply of semiconductors and other critical electronic components,” and “Risk Factors — Risks Related to SingAuto’s Business and Industry — Manufacturing in collaboration with partners is subject to risks.”

Our Proposed Manufacturing Facility in the UAE

We currently intend to establish manufacturing operations in Abu Dhabi, UAE. Our UAE project has secured a long-term land use right covering approximately 104,745 square meters within KEZAD, Abu Dhabi, designated for manufacturing and related industrial activities associated with new-energy commercial vehicles. In June 2026, SingAuto BVI, SingAuto UAE and THi Holding Management Corporation, or THi, entered into a non-binding memorandum of understanding pursuant to which THi, or a special purpose vehicle to be established by THi, proposes to acquire 100% of SingAuto UAE and undertake the subsequent development, construction and operation of the project land, while SingAuto expects to lease back part of the customized factory buildings for its Abu Dhabi manufacturing operations. In July 2026, SingAuto BVI and THi entered into a separate non-binding memorandum of understanding for the proposed leaseback, and in August 2026, SingAuto Singapore established SINGAUTO Trucks Trading L.L.C in the UAE to lease back part of the customized factory buildings for the operation of SingAuto’s new factory in Abu Dhabi. See “- Properties” for more information.

Development of the planned manufacturing facility remains ongoing. Production readiness is currently targeted for the second half of 2027, subject to developments in the Iran conflict, construction progress, equipment installation, regulatory approvals, supply-chain readiness and other customary factors. Upon completion, the facility is expected to support annual production capacity of up to approximately 40,000 vehicles. The facility is expected to support regional assembly, vehicle deployment and customer delivery activities across target markets.

Third-Party Manufacturing and Supplier Agreements

In December 2025, our licensed commercial partner in the PRC, Xinshiya Shanghai, entered into a joint manufacturing cooperation agreement with a PRC-based automobile manufacturer for the commissioned production of our S1 vehicles. Xinshiya Shanghai is primarily responsible for product planning, technical input, order management and commercialization matters, while the manufacturer is primarily responsible for production preparation, manufacturing, quality control and factory delivery. Xinshiya Shanghai is also responsible for providing production forecasts, coordinating purchase orders and making certain advances or other payments in connection with production. The detailed operational and commercial terms, including specific production quantities, pricing, technical specifications, delivery arrangements, payment timing and project-specific costs, are determined through purchase orders or related order documents issued under the agreement. The agreement became effective upon execution and has a three-year term, unless extended by written agreement of the parties. Either party may terminate the agreement if the other party breaches the agreement and fails to cure within three months after written notice, and the parties may also terminate by mutual agreement upon certain material corporate changes affecting either party.

In addition, Xinshiya Shanghai has entered into development agreements with five PRC-based suppliers for certain components of our S1 vehicle in October 2025, including the electric drive axle assembly, steering-column dust cover, 12V battery, air-conditioning pipelines and electric vehicle charge controller. Under these agreements, the suppliers are responsible for developing and delivering the applicable components in accordance with Xinshiya Shanghai’s technical and quality requirements and providing samples for testing and acceptance. The agreements contain generally similar terms relating to development oversight, quality control, testing and acceptance, supplier qualification, milestone-based payments, tooling, intellectual property, confidentiality and remedies for supplier default. The specific quantities, delivery schedules and other commercial terms for batch supply are generally determined through purchase orders or other supplemental arrangements.

With respect to the S1 and V1 vehicles, we may enter into additional manufacturing and supplier agreements from time to time to support their production and commercialization.

Collaboration with Established Automotive Manufacturers

In addition, we may collaborate with established automobile manufacturers to develop and commercialize refrigerated commercial electric vehicles based on their existing vehicle platforms. Such partners may provide vehicle platforms, engineering and manufacturing capabilities, established production processes and related supply-chain resources, while we provide our cold-chain vehicle technologies and application expertise. Depending on the nature of the collaboration, the parties may jointly undertake vehicle adaptation, engineering integration, testing and other development activities to adapt an existing vehicle platform to cold-chain applications and meet the requirements of particular customers or target markets.

We believe this approach may shorten product development cycles, reduce incremental development and manufacturing investment and improve production readiness, although vehicles developed under such collaborations would remain subject to applicable testing, homologation and regulatory requirements. Such collaborations would complement, rather than replace, our existing vehicle development and manufacturing strategy.

Competition

We face intense competition from a variety of players in the commercial automotive sector, including established automakers transitioning to zero-emission platforms, and emerging pure-play electric vehicle, or EV, companies. We generally categorize our primary competitors into the following three groups:

●	Established global original equipment manufacturers, or OEMs: Traditional, well-capitalized commercial truck and logistics vehicle manufacturers that are actively pivoting their existing internal combustion engine fleets to battery-electric or hydrogen fuel-cell architectures.

●	Pure-play commercial EV manufacturers: Emerging technology companies and EV startups focused on the design and production of new energy vehicles for the heavy-duty and commercial logistics applications.

●	Regional retrofitted factories: Localized retrofitted factories in our target regional markets that provide low-cost, conventional commercial vehicles or retrofitted EV solutions.

Health, Safety and Environmental Matters

We incorporate sustainability considerations into product development, supply-chain management and after-sales activities. We evaluate opportunities relating to battery reuse, recycling and lifecycle management, including potential collaborations with battery suppliers and recycling service providers.

We are subject to occupational health and safety laws and regulations in the jurisdictions where we operate and are committed to maintaining a safe working environment and implementing appropriate workplace safety measures. As of the date of this proxy statement/prospectus, we are not aware of any material violations, investigations, claims or proceedings relating to health, safety and environmental matters that would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

Employees

As of March 31, 2026, we had 18 employees, 17 of whom were located in Singapore and one located in the UAE. The following table sets forth the number of our employees by function as of March 31, 2026.

Function	Number of Employees
Operational and General Administration	6
Research and development	1
Sales and marketing	4
Finance, Capital Market and Strategy	7
Total	18

As of the date of this proxy statement/prospectus, we have not experienced, and do not expect to experience, labor shortages that impact our business. We believe our employee relations are good. None of our employees are represented by a labor union or party to a collective bargaining agreement.

We enter into standard employment agreements with all of our employees, which include standard confidentiality provisions. We provide employee benefits in accordance with applicable local laws and regulations, including required Central Provident Fund contributions for eligible employees in Singapore and insurance coverage for our employee in the United Arab Emirates.

Insurance

We maintain social insurance schemes for our employees in accordance with local statutory requirements, which encompass pension and medical insurance. Following the completion of the Business Combination and our listing on Nasdaq Stock Exchange, we intend to procure and maintain customary directors’ and officers’ (“D&O”) liability insurance for our employees and directors. In addition, we maintain general liability insurance coverage.

Intellectual Property

As of March 31, 2026, we had a total of 21 patent applications, 82 registered patents, 5 trademarks, and 1 domain name. Our intellectual property portfolio includes patents relating to vehicle architecture, refrigerated transportation technologies, chassis and suspension systems, vehicle structures and other technologies relevant to our refrigerated commercial electric vehicle platforms.

The following are a list of patents that are material to our operations:

No.	Description	Type	Owner	Issuing Authority	Filing Date	Issuance Date	Expiration Date
1.	CD0024-SA-0432 – Saudi Arabia – Refrigerated Truck (S1)	Design Patent	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	Saudi Authority for Intellectual Property (SAIP)	7/10/2024	12/24/2024	9/7/2039
2.	CD0024-AE-0432 – United Arab Emirates – Refrigerated Truck (S1)	Design Patent	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	Ministry of Economy of the United Arab Emirates (MOE UAE)	7/10/2024	12/31/2024	9/7/2044
3.	CD0024-EU-0432 – European Union – Refrigerated Truck (S1)	Design Patent	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	European Union Intellectual Property Office (EUIPO)	7/10/2024	[N/A]	9/7/2049
4.	CD0024-EU-0433 – European Union – Cockpit (Assembly)	Design Patent	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	European Union Intellectual Property Office (EUIPO)	7/10/2024	[N/A]	9/7/2049
5.	CD0024-ID-0432 – Indonesia – Refrigerated Truck (S1)	Design Patent	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	Ministry of Law and Human Rights of the Republic of Indonesia	7/10/2024	2/7/2025	7/9/2034
6.	Multi-Mode Dual-Zone Intelligent Refrigerated Box for Logistics	Utility Model	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	China National Intellectual Property Administration (CNIPA)	3/22/2024	12/3/2024	3/21/2034
7.	Control Arm Structure for Vehicle Independent Suspension System	Utility Model	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	China National Intellectual Property Administration (CNIPA)	3/14/2024	10/11/2024	3/15/2034
8.	Internal Mounting Assembly for Segmented Refrigerated Box Panels	Utility Model	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	China National Intellectual Property Administration (CNIPA)	6/6/2024	2/18/2025	6/5/2034
9.	Reinforced Adapter-Type Low-Entry Chassis for Light Commercial Vehicles	Utility Model	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	China National Intellectual Property Administration (CNIPA)	6/13/2024	3/4/2025	6/12/2034
10.	Boarding Step Mechanism for a Pure Electric Light Truck	Utility Model	SingAuto Singapore; SingAuto Cayman; SingAuto HK; Xinya Beijing	China National Intellectual Property Administration (CNIPA)	6/14/2024	3/21/2025	6/13/2034

The following are a list of our trademarks:

NO.	Trademark	Owner	Application No	Issuing Authority	Issuance Date	Expiration Date
1.		SingAuto Singapore	40202314655T	Intellectual Property Office of Singapore	January 18, 2024	July 5, 2033
2.		SingAuto Singapore	40202314656U	Intellectual Property Office of Singapore	January 18, 2024	July 5, 2033
3.		SingAuto Singapore	40202314771R	Intellectual Property Office of Singapore	November 30, 2023	July 6, 2033
4.		SingAuto Singapore	40202426445V	Intellectual Property Office of Singapore	April 8, 2025	November 13, 2034
5.		SingAuto Singapore	40202426446R	Intellectual Property Office of Singapore	April 8, 2025	November 13, 2034

In addition, SingAuto Singapore holds the domain name https://www.neocryo.com.

Properties

We are currently headquartered in Singapore. We currently do not own any real property. As of the date of this prospectus, we have leased for office and manufacturing purposes the properties set forth in the table below. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

Subsidiary	Landlord	Address	Size	Term	Purpose
SingAuto UAE	Abu Dhabi Ports Company PJSC	Plot No. KHIA9-22_23, Area A, KEZAD Abu Dhabi, United Arab Emirates	Sq.m. 104,745.71 (approximately 1,127,473 sq.ft.)	December 31, 2024 to’ December 31, 2074	Land for manufacturing
SingAuto Singapore	Savu Investments Pte. Ltd. and Singauto Pte. Ltd.	16 Collyer Quay, Unit #06-02, Collyer Quay Centre, Singapore 049318	1,054.87 sq. ft.	June 2, 2024 to June 1, 2028	Office
SingAuto Singapore	Mdm Imelda Marina Masagung	27 Leedon Road, Singapore 267843	Approximately 15,000 sq.ft	July 10, 2024 to July 9, 2026, with one-year renewal right subject to the lease terms	Alternative office and meeting space

UAE Land Use Right and Leaseback Arrangements

SingAuto UAE holds a long-term land use right for industrial plot No. KHIA9-22_23 in KEZAD, Abu Dhabi, under a Musataha agreement with Abu Dhabi Ports Company PJSC, or ADPC, effective December 31, 2024. The plot covers approximately 104,745.71 sq.m. and is designated for industrial use, including smart automobile manufacturing and the production of electric motors, complete vehicles and parts. The Musataha agreement has a 50-year term, with annual rent of AED2,618,642.75, payable quarterly after an 18-month rent-free period and subject to a 15% increase every five years. SingAuto UAE may request renewal for up to 50 years, subject to no continuing default, applicable law and agreement on renewed rent. Assignment, transfer, charging of the land right or Musataha agreement, and any change of control require ADPC’s prior written consent, subject to limited financing exceptions. SingAuto UAE may terminate on at least six months’ prior written notice if no default is continuing, subject to paying a termination fee equal to two years’ rent and other amounts due. ADPC may terminate upon SingAuto UAE’s default and re-enter and repossess the plot and improvements.

SingAuto BVI, SingAuto UAE, and THi Holding Management Corporation, or THi, entered into a non-binding memorandum of understanding on June 23, 2026, pursuant to which THi, or a special purpose vehicle to be established by THi, proposes to acquire 100% of the equity interest in SingAuto UAE from SingAuto BVI, thereby indirectly acquiring SingAuto UAE’s interest in the KEZAD plot, with a base consideration of AED14.5 million, subject to due diligence, agreed conditions precedent, required approvals, and definitive transaction documents. Closing is subject to, among other things, THi’s satisfactory due diligence, ADPC’s written consent to the share transfer, supplemental Musataha documentation, establishment of the new local operating company, required approvals, absence of any penalty or repossession notice for the project land, and definitive transaction documents. Subject to the definitive share transfer agreement, 80% of the consideration is expected to be paid after closing and effectiveness of the supplemental Musataha documentation, with the remaining 20% payable after specified post-closing conditions, including execution of the leaseback agreement. In connection with the transaction, SingAuto Singapore has established a new local operating company in the UAE, SINGAUTO Trucks Trading L.L.C, in August 2026 to lease back part of the customized factory buildings for the operation of our new factory in Abu Dhabi. The proposed arrangement is intended to support our UAE factory launch and regional operations while reducing our capital exposure to land development and industrial park construction. The parties expect to enter into a definitive agreement in the second half of 2026.

On July 23, 2026, SingAuto BVI and THi entered into a separate non-binding memorandum of understanding for the proposed leaseback. The leased premises are expected to comprise part of the customized factory buildings to be developed on the KEZAD plot, with a minimum leased area of 11,000 sq.m. and the final area to be set forth in the definitive lease agreement. The lease is expected to commence in or around the second half of 2027, for a term of at least five years, subject to and coterminous with the landlord’s land rights. Unless otherwise agreed in the definitive lease agreement, annual property rent is expected to be AED550 per sq.m. and the annual facility development and management service fee is expected to be AED180 per sq.m., each increasing by 4% annually. The tenant will be responsible for operational licenses, permits and approvals, utilities and end-of-term restoration.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. As of the date of this proxy statement/prospectus, neither we nor any of our subsidiaries is a party to any legal proceeding that, individually or in the aggregate, is material to our business, financial condition or results of operations.

Corporate History and Structure

SingAuto Cayman is an exempted company with limited liability incorporated in the Cayman Islands in July 2023. SingAuto Cayman is the holding company of our group and does not conduct substantive operations. We conduct our business primarily through our subsidiaries, SingAuto Singapore and SingAuto UAE.

In August 2023, we incorporated our Singapore subsidiary, SingAuto Pte. Ltd., which serves as our global headquarters.

In August 2024, we incorporated our subsidiary in the United Arab Emirates, SingAuto Manufacturing L.L.C-S.P.C.

In January 2025, we incorporated our BVI subsidiary, SingAuto KY Limited, which serves as an intermediary holding company.

In September 2025, SingAuto Cayman acquired 100% of equity interest in SingAuto Manufacturing L.L.C-S.P.C. Immediately prior to the acquisition, Mr. Yuqiang Liu beneficially owned approximately 77.7% of the equity interests in SingAuto Cayman and 100% of the equity interests in SingAuto UAE. Accordingly, the acquisition was accounted for as a combination of entities under common control.

Following the acquisition of SingAuto UAE, SingAuto Cayman completed a corporate restructuring and issued additional shares to third-party shareholders. In addition, Mr. Liu transferred a majority of his equity interests to third-party shareholders in March and April 2026. As a result, Mr. Liu ceased to hold a majority equity interest in SingAuto Cayman. Since April 9, 2026 and as of the date of this proxy statement/prospectus, SingAuto Cayman had 130,108,235 ordinary shares outstanding, of which Mr. Liu beneficially owned 6,550,000 ordinary shares through Green Wheel Group Ltd, representing approximately 5.03% of SingAuto Cayman’s outstanding ordinary shares.

On March 6, 2026, SingAuto Singapore transferred all of its shares in SingAuto Limited (HK) to SingAuto Tech Inc. for a consideration of HKD10,000. Our CEO and chairman, Mr. Yuqiang Liu holds 78.5% of the issued and outstanding shares of SingAuto Tech Inc. As a result, both SingAuto Limited (HK) and its wholly owned subsidiary Xinshiya (Shanghai) Co., Ltd. were spun off from our group, but remained our related parties. See “Certain Relationships and Related Party Transactions - Certain Related Party Transactions of SINGAUTO” for more information.

On August 14, 2026, we incorporated another subsidiary in the United Arab Emirates, SINGAUTO Trucks Trading L.L.C, to lease back part of the customized factory buildings for the operation of our new factory in Abu Dhabi. See “Information about SINGAUTO - Properties” for more information.

The following diagram illustrates our simplified corporate structure as of the date of this proxy statement/prospectus.

Regulations Applicable to SingAuto’s Business

We have identified some of the main laws and regulations that materially affect our operations, including those which relate to certain licences, permits and approvals typically required for the conduct of our business. We set out hereinafter a broad overview of such main laws and regulations.

Regulations Applicable to Our Operations in Singapore

Regulations Relating to Business

Electric Vehicles Charging Act 2022

The Electric Vehicles Charging Act 2022 of Singapore (“EVCA”), which came into operation on 8 December 2023, regulate devices intended for charging electric vehicles and operators of charging stations and providers of charging services for electric vehicles, to expand the network of accessible electric vehicle charging points in Singapore.

Under Section 2 of the EVCA, an “electric vehicle” means a motor vehicle that is (a) propelled wholly or partly by electricity, whether or not designed or adapted to be capable, in at least some circumstances or situations, of safely driving itself; and (b) equipped with a battery. A battery, in relation to an electric vehicle, means a rechargeable energy storage system which can be recharged with electricity externally so as to derive power to propel an electric vehicle equipped with that rechargeable energy storage system.

Section 6(1) of the EVCA sets out that a person commits an offence if the person supplies in Singapore to another (whether in or outside Singapore) for any purpose an EV charger that: (a) is not of a homologated model; and (b) that the person knows or ought reasonably to know is not of a homologated model. Accordingly, it is prohibited to supply an EV charger that is not of a homologated model in Singapore except pursuant to an exemption under the EVCA. Pursuant to Section 6(3)(b), where a person, not being an individual, is guilty of an offence under Section 6(1) of the EVCA, they shall be liable on conviction to a fine not exceeding S$40,000; but where the person is a repeat offender, to a fine not exceeding S$80,000.

The EVCA also imposes licensing requirements on charging station operators. Alongside the EVCA, the Electric Vehicles Charging (Licensing) Regulations 2023 provides additional details as to the requirements for the grant and renewal of licences to undertake regulated activities under the EVCA.

Road Traffic Act 1961

The Road Traffic Act 1961 of Singapore (“RTA”) governs, inter alia, the registration and licensing of motor vehicles (including electric vehicles) and prescribes construction and use standards in relation to motor vehicles. Section 5(1) of the RTA provides that it is not lawful to use a vehicle or trailer which does not comply with the rules as to construction, weight and equipment applicable to the class or description of vehicles to which the vehicle or trailer belongs. Further, Section 5(4) of the RTA provides that subject to Section 5 of the RTA, it is not lawful to sell, supply, or offer to sell or supply a vehicle for delivery in such a condition that the use thereof in that condition would be unlawful by virtue of Section 5 of the RTA. According to Section 5(6) of the RTA, if a vehicle or trailer is used or is sold, supplied, offered or altered in contravention of Section 5 of the RTA, any person who so uses the vehicle or trailer or causes or permits the vehicle or trailer to be so used or so sells, supplies, offers or alters it or causes or permits it to be so sold, supplied, offered or altered shall be guilty of an offence.

In practice, this means that the Land Transport Authority (LTA) requires car dealers to have every new make and model of vehicle be type approved prior to use on the roads. The first step in this regard is submitting an application for vehicle approval through the Vehicle Inspection and Type Approval System (VITAS). The application must be accompanied by supporting documentation including but not limited to documentation proving that the vehicle is compliance with technical requirements (such as required exhaust emission and noise emission standards). If the LTA grants in-principle approval, the second step is inspection at an LTA authorized inspection center. If successful, the process will end with the LTA granting a Vehicle Approval Code, and only then may registration of the vehicle be proceeded with.

In addition, Section 5(5) of the RTA provides that any person who alters a vehicle (whether in the course of repair or otherwise) such that the use of the vehicle in that condition would be unlawful by virtue of Section 5 of the RTA shall be guilty of an offence. Pursuant to Section 5(7)(b) of the RTA, the applicable punishment for being guilty of the offence under Section 5(5) of the RTA, in the case of a person not being an individual, is a fine not exceeding S$40,000. In the case of a repeat offender, the fine shall not exceed S$80,000.

Road Traffic (Autonomous Motor Vehicles) Rules 2017

The Road Traffic (Autonomous Motor Vehicles) Rules 2017 (“RT(AMV)R”) sets out the rules applicable to the trial or use of autonomous motor vehicles.

Rule 4(1) and Rule 4(2) of the RT(AMV)R together set out that a person must not undertake any trial of automated vehicle technology, or any autonomous motor vehicle, or use on a road an autonomous motor vehicle unless the person has an authorization under rule 7(1)(a) of the RT(AMV)R. In order to obtain such authorization, the relevant application must be made to the LTA. As the case may be, the following must be submitted: (a) the specified details under Rule 5 of the RT(AMV)R relating to the application to undertake a trial of automated vehicle technology or autonomous motor vehicle; (b) or Rule 6 of the RT(AMV)R relating to an application to carry out use of an autonomous motor vehicle.

Pursuant to Rule 4(4) of the RT(AMV)R, any person who contravenes Rule 4(1) or Rule 4(2) of the RT(AMV)R shall be guilty of an offence and shall be liable on conviction to a fine not exceeding $2,000 and, in the case of a second or subsequent conviction, to a fine not exceeding $5,000.

Further, pursuant to Rule 14(1) of the RT(AMV)R, the specified person, being the person authorized under Rule 7(1)(a) of the RT(AMV)R to undertake the approve trial or approved special use (as the case may be), must before the approved trial or approved special use starts, have in place public liability insurance and ensure that the liability insurance is in force at all times for the duration stated in the authorization for the approved trial or approved special use, including for the duration that the authorization is extended under Rule 12 of the RT(AMV)R. Pursuant to Rule 14(3) of the RT(AMV)R, a specified person who contravenes Rule 14(1) of the RT(AMV)R shall be guilty of an offence and shall be liable on conviction to a fine not exceeding $1,000 and, in the case of a second or subsequent conviction, to a fine not exceeding $2,000.

Environmental Protection and Management Act 1999

The Environmental Protection and Management Act 1999 of Singapore (“EPMA”) consolidates the laws on environmental pollution control, to provide for the protection and management of the environment and resource conservation, and for purposes connected therewith. It regulates, among other things, air, water and land pollution, as well as noise control.

At the same time, the Environmental Protection and Management (Vehicular Emissions) Regulations prescribe vehicular emissions standards for licensed motor vehicles (including goods vehicles and public service vehicles) used on Singapore roads.

Consumer Protection (Fair Trading) Act 2003

The Consumer Protection (Fair Trading) Act 2003 of Singapore (“CPFTA”), inter alia, protects consumers against unfair practices and gives consumers additional rights in respect of goods that do not conform to contract.

By way of summary, Section 4 of the CPFTA defines “unfair practice” to include: (a) speech, conduct or omission that might reasonably deceive or mislead a consumer; (b) making false claims; (c) taking advantage of a consumer if the supplier knows or ought reasonably to know that the consumer—(i) is not in a position to protect his or her own interests, or (ii) is not reasonably able to understand the character, nature, language or effect of the transaction or any matter related to the transaction; or (d) without limitation to the foregoing paragraphs (a), (b) and (c), to do anything specified in the Second Schedule of the CPFTA. A consumer who has entered a consumer transaction involving an unfair practice may commence an action in a court of competent jurisdiction against the supplier pursuant to Section 6(1) of the CPFTA.

For the avoidance of doubt, Singapore does not require dealership authorization to market vehicles.

Section 35 of the CPFTA renders void any contractual term inconsistent with the CPFTA to the extent of the inconsistency—any waiver or release given of any right, benefit or protection conferred under the CPFTA is void. Accordingly, retailers cannot exclude any right, benefit or protection conferred under the CPFTA by selling goods “as is” or “as seen”.

Common Law: Product liability

Singapore does not have a standalone product liability statute imposing strict liability on manufacturers. Product liability claims are pursued under the common law tort of negligence. The applicable duty of care test was established in Spandeck Engineering (S) Pte Ltd v Defence Science & Technology Agency [2007] 4 SLR(R) 100 comprising an examination as to the following issues: (a) whether the threshold requirement of factual foreseeability of damage is met; and (b) a two-stage inquiry as to — (i) whether there is sufficient legal proximity to give rise to a prima facie duty of care (considering various factors including without limitation the defendant’s assumption of responsibility and the plaintiff’s reliance); and (ii) whether public policy considerations apply to negate the prima facie legal duty of care (the “Spandeck Test”).

If a duty of care is found pursuant to the Spandeck Test, the defendant would be held to the standard of care that a reasonable man would have undertaken in the circumstances. In professional settings, the standard of care is that of the ordinary skilled man exercising and professing to have that special skill. Relevant variables that are taken into consideration in determining the standard of care include without limitation: the likelihood, seriousness, and costs of avoiding harm, and applicable industry standards. If the defendant’s actions were to be considered by the court to fall below the applicable standard of care, the defendant would be considered to have breached their duty of care.

Accordingly, where a defective product causes personal injury or property damage, the manufacturer or distributor may be liable for negligence.

Regulations Relating to Intellectual Property

Patents Act 1994

The Patents Act 1994 of Singapore (“Patents Act”) establishes the law of patents. Under Section 13(1) of the Patents Act, subject to Section 13(2) of the Patents Act, an invention is patentable if it: (a) is new; (b) involves an inventive step; and (c) is capable of industrial application.

Pursuant to Section 66(1) of the Patents Act, a person infringes a patent for an invention if, but only if, while the patent is in force, the person does any of the following things in Singapore in relation to the invention without the consent of the proprietor of the patent: (a) where the invention is a product, the person makes, disposes of, offers to dispose of, uses or imports the product or keeps it whether for disposal or otherwise; (b) where the invention is a process, the person uses the process or the person offers it for use in Singapore when the person knows, or it is obvious to a reasonable person in the circumstances, that its use without the consent of the proprietor would be an infringement of the patent; (c) where the invention is a process, the person disposes of, offers to dispose of, uses or imports any product obtained directly by means of that process or keeps any such product whether for disposal or otherwise.

Under Section 36(1) of the Patents Act, a patent is treated, for the purposes of the Patents Act, as having been granted, and takes effect, on the date of issue of the certificate of grant and, subject to Section 36(2) and Section 36A of the Patents Act, continues in force until the end of the period of 20 years beginning with the date of filing the application for the patent or with such other date as may be prescribed.

Trade Marks Act 1998

The Trade Marks Act 1998 of Singapore (“TMA”) establishes the law for trade marks. Pursuant to Section 2 of the TMA, “trade mark” means any sign capable of being represented graphically and which is capable of distinguishing goods or services dealt with or provided in the course of trade by a person from goods or services so dealt with or provided by any other person. Under Section 26(1) of the TMA, registration of a trade mark confers on the proprietor the exclusive right to use the trade mark and to authorize other persons to use the trade mark, in relation to the goods or services for which it is registered.

Under Section 27(1) of the TMA, a person infringes a registered trade mark if, without the consent of the proprietor of the trade mark, the person uses in the course of trade a sign which is identical with the trade mark in relation to goods or services which are identical with those for which it is registered. Under Section 27(2), infringement also occurs where because:

(a) the sign is identical with the trade mark and is used in relation to goods or services similar to those for which the trade mark is registered; or

(b) the sign is similar to the trade mark and is used in relation to goods or services identical with or similar to those for which the trade mark is registered, there exists a likelihood of confusion on the part of the public.

Trade mark registrations are initially valid for 10 years from the date of registration and may be renewed according to the specified process for further periods of 10 years (Section 18 of the TMA).

Copyright Act 2021

The Copyright Act 2021 of Singapore (“Copyright Act”) governs the law of copyright. Protected subject matter under the Copyright Act includes, inter alia, authorial works—comprising literary, dramatic, musical and artistic works—as well as published editions of authorial works, sound recordings, films and broadcasts (Section 8 read with Section 9 of the Copyright Act). Copyright protection over the subject matter arises upon the fulfilment of the conditions specified for each subject matter. Utilizing unpublished authorial works as an example, Section 109(1) of the Copyright Act sets out that copyright subsists in unpublished authorial works if the work is original, and one of the following applies: (i) the author is a qualified individual when the work is made; (ii) if the work is made over a period—the author is a qualified individual for a substantial part of that period; or (iii) the work is made — (A) by or under the direction or control of the Government; or (B) on or after 10 April 1987 by or under the direction or control of a prescribed international organization.

Copyright protection encompasses the exclusive right to prevent others from doing an act (or authorizing the doing of that act) without the authorization of the copyright owner, which is not a positive right of the copyright owner to do that act (Section 108 of the Copyright Act). The specified actions which a copyright owner may exclude others from carrying out differs based on the type of protected subject matter. For instance, in relation to literary, dramatic and musical works, copyright owners have the exclusive right to, inter alia, make a copy of the work, publish the work, perform the work in public and communicate the work to the public (Section 112 of the Copyright Act).

Likewise, the duration for which copyright subsists depends upon the subject matter. Where an authorial work is first published within 50 years after the end of the year in which the work is made, any copyright in the work expires: (a) if the author is identified within 70 years after the end of the year in which the work is first published — 70 years after the end of the year in which the author dies; and (b) if not — 70 years after the end of the year in which the work is first published (Section 114 of the Copyright Act).

Regulations Relating to Workplace Safety

Workplace Safety and Health Act 2006

Under Section 12(1) and Section 12(2) of the Workplace Safety and Health Act 2006 of Singapore (“WSHA”), every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work and persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace.

Pursuant to Section 12(3) of the WSHA, such measures include, but are not limited to:

(a)	providing and maintaining for those persons a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work;

(b)	ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons;

(c)	ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace, or near their workplace and under the control of the employer;

(d)	developing and implementing procedures for dealing with emergencies that may arise while those persons are at work; and

(e)	ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

In the event of noncompliance with Section 12 of the WSHA, the employer shall be guilty of an offence (Section 20 of the WSHA). In such a situation where no penalty is expressly provided for, the general penalty applies under Section 50 of the WSHA, which provides that any company guilty of an offence under the WSHA (but not including the regulations), for which no penalty is expressly provided by the WSHA, shall be liable on conviction to a fine not exceeding S$500,000. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or regulations in relation thereto.

Regulations Relating to Employment

Employment Act 1968

The Employment Act 1968 of Singapore (the “EA”) sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. The term “employee” is defined under Section 2 of the EA to mean a person who has entered into or works under a contract of service with an employer and includes, inter alia, a workman, but does not include certain specified categories of employees including, inter alia, any domestic worker. In general, the provisions of the EA regulate, inter alia, (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits.

In particular, Part 4 of the EA sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month or such other amount as the Minister may prescribe, and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month or such other amount as the Minister may prescribe; in each case excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance however described (Section 35 of the EA). Section 38(8) of the EA, read together with Section 38(2) of the EA provides that such specified employees are not allowed to work for more than 12 hours in any one day except in specified circumstances, including without limitation where the work is essential to the life of the community, defence or security, where urgent work is to be done to machinery or plant, or where an interruption of work which was impossible to foresee. In addition, Section 38(5) of the EA limits the extent of overtime work that an employee can perform to 72 hours a month. Pursuant to Section 53 of the EA, an employer who breaches the provisions of Part 4 of the EA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Central Provident Fund Act 1953

The Central Provident Fund Act 1953 (“CPF Act”) governs the contributions made by employers and employees into the central provident fund (“CPF”).

Section 7(1) of the CPF Act provides that subject to any regulations made under Section 77(1) of the CPF Act, every employer of an employee shall pay to the CPF monthly in respect of each employee contributions at the appropriate rates set out in the First Schedule of the CPF Act. Section 7(2) of the CPF Act further sets out that despite the provisions of any written law or any contract to the contrary, an employer is entitled to recover from the monthly wages of an employee the amount shown in the First Schedule of the CPF Act as so recoverable from the employee.

Pursuant to Section 9(1) of the CPF Act, read together with Regulation 3(3) of the Central Provident Fund Regulations 1987, employers who fail to make the prescribed CPF contributions are liable to pay interest calculated at the rate of 1.5% per month or the sum of S$5 for the unpaid period, whichever is greater.

Section 7(3) of the CPF Act provides that where any employer who has recovered any amount from the monthly wages of an employee in accordance with Section 7(2) of the CPF Act fails to pay the contributions to the Fund within such time as may be prescribed, the employer shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 7 years or to both.

In addition, Section 61(1) of the CPF Act provides that except as otherwise provided in Section 61(2) of the CPF Act, any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction (a) to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both; and (b) if that person is a repeat offender in relation to the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Section 61(2) of the CPF Act provides that where any person: (a) is guilty of an offence under Section 7(5), 8A(5) or 58(1)(b) of the CPF Act; or (b) being a director, manager or secretary or any other officer of a body corporate, is guilty of an offence under Section 60 by virtue of the fact that an offence under Section 7(3) or (5), 8A(3) or (5) or 58(1)(b) of the CPF Act has been committed by that body corporate and is found to have been committed with the consent or connivance of or to be attributable to any act or default on the part of that person, that person shall be liable on conviction—(c) to a fine of not less than S$1,000 and not more than S$5,000 or to imprisonment for a term not exceeding six months or to both; and (d) if that person is a repeat offender in relation to the same offence, to a fine of not less than S$2,000 and not more than S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Employment of Foreign Manpower Act 1990

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”).

Under Section 5(1) of the EFMA, no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the Ministry of Manpower under Section 7 of the EFMA and in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”). A work pass includes, inter alia, the following: (a) employment pass, for foreign professionals, managers, executives and technicians who earn at least S$5,600 a month and pass the Complementarity Assessment Framework (COMPASS), (b) S pass, for skilled workers who earn at least S$3,300 per month; and (c) work permit, for skilled and semi-skilled migrant workers in the construction, manufacturing, marine shipyard, process or services sector.

Any person who contravenes Section 5(1) of the EFMA shall be guilty of an offence pursuant to Section 5(6) of the EFMA, and shall: (a) be liable on conviction to a fine not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and (b) on a second or subsequent conviction (i) in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than 1 month and not more than 12 months; or (ii) in any other case, be punished with a fine of at least S$20,000 and not more than S$60,000.

Further, the number of work permits and S passes that can be issued is subject to each sector’s dependency ratio ceiling (“DRC”). For instance, under the services sector, the DRC is set at 35% where the total number of Work Permit and S Pass holders employed by a services company cannot exceed 35% of its total workforce. In addition, certain sub-quotas apply, including but not limited to the sub-quota as to the number of Work Permit holders from the Peoples Republic of China (“PRC”). The number of PRC Work Permit holders an employer may employ is capped at 8% of a company’s total workforce in the services sector and 25% of a company’s total workforce in the manufacturing sector. An employer of foreign workers is also subject to, inter alia, the EA and the Immigration Act 1959 of Singapore.

Additionally, the EFMR requires employers of work permit holders who are not domestic workers, to, inter alia: (a) bear the costs of medical treatment (unless in excess of the minimum mandatory coverage in certain instances); (b) provide safe working conditions and take such measures as are necessary to ensure the safety and health of the foreign employee; (c) provide acceptable accommodation consistent with any law or governmental regulations; and (d) purchase and maintain medical insurance for day surgery and in-patient care, and related out-patient treatment, services and items with coverage of at least S$60,000 (for policies with start date effective on or after 1 July 2023) per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months).

Work Injury Compensation Act 2019

The Work Injury Compensation Act 2019 (“WICA”) is administered by the Ministry of Manpower and ensures that employees and platform workers receive compensation for work injuries in a fair and expeditious manner by providing for the efficient operation of work injury compensation processes and related insurance arrangements and the timely and effective resolution of disputes concerning such compensation (Section 5 of the WICA). Under Section 3(1) of the WICA, employees are defined as individuals who have entered into or work under a contract of service with an employer, including every employee of the Government in a class or description declared by the President to be employees for the purposes of the WICA, but excludes any class of individuals specified in the Third Schedule to the WICA, being: (1) domestic workers, being individuals employed in or in connection with the domestic services of any private premises, (2) any member of the Singapore Armed Forces, and (3) any officer of the Singapore Police Force, the Singapore Civil Defence Force, the Central Narcotics Bureau or the Singapore Prisons Service.

Pursuant to Section 24(1) of the WICA, every employer must insure and maintain insurance under one or more approved employee insurance policies with one or more designated employer’s insurers against all liabilities that the employer may incur under the WICA in respect of every employee of the employer. Notably, pursuant to Section 24(2)(a) of the WICA, Section 24(1) of the WICA does not apply to specified classes of employees—the Second Schedule to the Work Injury Compensation (Insurance) Regulations 2020 sets out that such excluded classes of employees include, inter alia, any employee who is employed otherwise than by way of manual labour, and whose salary exceeds S$2,600 a month (excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance). Further, Section 24(2)(b) of the WICA states that Section 24(1) of the WICA applies subject to any minimum prescribed amount for which an employer must be insured in respect of any of the employer’s liabilities under the WICA.

According to Section 25(1)(a) of the WICA, an employer who contravenes Section 24(1) of the WICA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or imprisonment to a term not exceeding 12 months or to both. Section 25(1)(b) of the WICA sets out that an employer who contravenes Section 24(1) of the WICA and is a repeat offender (as defined under Section 25(2) of the WICA) shall be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both.

Regulations Relating to Data Protection

Personal Data Protection Act 2012

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of personal data by organizations in a manner that recognizes both the right of individuals to protect their personal data and the need of organizations to collect, use or disclose personal data for purposes that a reasonable person would consider appropriate in the circumstances (Section 3 of the PDPA). Under Section 2 of the PDPA, personal data is defined as data, whether true or not, about an individual who can be identified from that data, or from that data and other information to which the organization has or is likely to have access.

As a broad overview, the PDPA requires organizations to notify individuals of the purpose for and obtain individuals’ prior consent in relation to the collection, use or disclosure of their personal data, and to provide individuals with the right to access and correct their own personal data. Further, organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) of a data breach where the data is (or is likely to be) of a significant scale or results in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around overseas transfers of or in relation to personal data.

Additionally, prior to sending marketing messages addressed to Singapore telephone numbers, organizations must check “Do-Not-Call” registries, unless clear and unambiguous consent to such marketing had been given by the individual, and the consent was given in writing or in such other form as to be accessible for subsequent reference.

An organization is required to comply with, inter alia, the following obligations under the PDPA:

(a)	obtain the consent of the individual before collecting, using or disclosing his personal data, save in situations required and authorized under the PDPA;

(b)	may collect, use or disclose personal data about an individual only for purposes that a reasonable person would consider appropriate in the circumstances and, if applicable, have been notified to the individual concerned;

(c)	notify the individual of the purpose(s) for which it intends to collect, use or disclose the individual’s personal data on or before such collection, use or disclosure of the personal data;

(d)	upon request, (i) provide an individual with his or her personal data in the possession or under the control of the organization and information about the ways in which the personal data may have been used or disclosed during the past year; and (ii) correct an error or omission in an individual’s personal data that is in the possession or under the control of the organization;

(e)	make a reasonable effort to ensure that personal data collected by or on behalf of the organization is accurate and complete if the personal data is likely to be used by the organization to make a decision that affects the individual to whom the personal data relates or disclosed by the organization to another organization;

(f)	protect personal data in its possession or under its control by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

(g)	cease to retain documents containing personal data, or remove the means by which the personal data can be associated with particular individuals as soon as it is reasonable to assume that (i) the purpose for which the personal data was collected is no longer being served by retention of the personal data; and (ii) retention is no longer necessary for legal or business purposes;

(h)	not transfer personal data to a country or territory outside Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	develop and implement the necessary policies and practices in order to meet its obligations under the PDPA and make information about its policies and practices available on request.

The PDPC may impose financial penalties for certain failures to comply with the PDPA. For instance, organizations that have intentionally or negligently contravened any provision of Part 3, 4, 5, 6, 6A or 6B of the PDPA may be liable for a financial penalty of (i) up to S$1 million or (ii) in the case of a contravention on or after the 1 October 2022 by an organization whose annual turnover in Singapore exceeds S$10 million — 10% of the annual turnover in Singapore of the organization.

Regulations relating to Taxation

Dividend Distributions

Singapore adopted the one-tier corporate tax system beginning on January 1, 2003. Under the one-tier corporate tax system, the tax paid by a Singapore resident company on its corporate profits is a final tax. Dividends payable by the Singapore resident company to its shareholders are exempt from Singapore income tax in the hands of the shareholders.

There is no withholding tax on the dividend payments to both resident and non-resident shareholders.

Foreign shareholders receiving tax exempt (one-tier) dividends are advised to consult their tax advisors to take into account the tax laws of their respective countries of residence and the applicability of any double taxation agreement which their country of residence may have with Singapore.

Corporate Income Tax

Corporate taxpayers (both resident and non-resident) are subject to Singapore income tax on income accrued in or derived from Singapore (i.e. Singapore-sourced) and income received in Singapore from outside Singapore (i.e. foreign-sourced income received or deemed received in Singapore) unless specifically exempt from income tax.

Foreign-sourced income is deemed to be received in Singapore when it is income derived from outside Singapore and:

(a)	remitted to, transmitted or brought into Singapore;

(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c)	used to purchase any movable property brought into Singapore.

The prevailing corporate income tax rate in Singapore is 17.0%, which applies to both local and foreign companies. With effect from the year of assessment 2020, all companies, including companies limited by guarantee, are eligible for partial tax exemption, unless they are claiming the tax exemption for new start-up companies. The tax exemptions for qualifying companies are as follows: 75% exemption on the first S$10,000 of normal chargeable income; and a further 50% exemption on the next S$190,000 of normal chargeable income, making the maximum exemption for each year of assessment as S$102,500 (S$7,500 + S$95,000). The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

A company is regarded as a tax resident in Singapore if the control and management of its business is exercised in Singapore. Control and management are defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management are exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore. The place of incorporation of a company is not necessarily indicative of the tax residency of a company.

Regulations Applicable to Certain Aspects of Our Business in the PRC

Regulation on Manufacturing and Sale of New Energy Vehicles

On December 15, 2010, the Ministry of Industry and Information Technology of the PRC (the ‘‘MIIT’’) issued the Administrative Rules on Admission of Commercial Vehicle Manufacturers and Products, which was implemented on January 1, 2011. The rules stipulate that commercial vehicle manufacturers are required to have a certain scale and the necessary production capacity and conditions for access. Specifically, commercial vehicle enterprises have specific production conditions and equipment requirements for the stamping, welding, painting and assembly processes of the cabin (body), and the moulding, riveting, painting and assembly processes of the chassis.

On January 6, 2017, the Administrative Measures for the Entry of Manufacturers of New Energy Vehicles and the Products was promulgated by the MIIT on January 6, 2017, which took effect on July 1, 2017 and last amended on July 24, 2020, pursuant to which, the MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. The manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy vehicle products before commencing the manufacturing and sale of the new energy vehicle products in China. Both of the new energy vehicle products and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, or the Manufacturers and Products Announcement, if they have obtained the entry approval from the MIIT. Furthermore, to obtain the entry approvals from the MIIT, the manufacturers shall meet certain requirements, including, among others, having obtained the approvals or completed the filings with the NDRC in relation to the project investments in manufacturing the electric vehicles, having capabilities in the design, development and manufacture of automotive products, ensuring product consistency, providing after-sales service and product safety assurance, and the new energy vehicles shall meet the technical criteria contained in Circular 39 and other safety and technical requirements specified by the MIIT and pass the inspections conducted by the relevant state-recognized testing institutions. Any manufacturer manufacturing the new energy vehicles without obtaining the entry approval or selling new energy vehicles not listed in the Manufacturers and Products Announcement may be subject to penalties including fines, forfeiture of illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

In May 2023, the Ministry of Ecology and Environment of the PRC (the “MEE”), the MIIT, the Ministry of Commerce of the PRC (the ‘‘MOFCOM’’), the General Administration of Customs and the State Administration for Market Regulation (the ‘‘SAMR’’) jointly released the Announcement on the Implementation of China VI Emission Standard for Automobiles, which indicated that from July 1, 2023, the PRC will start to implement the National VI (B) emission standard for vehicles. The newly revised requirements focus on the pollutant emission limits for light-duty vehicles subject to the GB standard GB 18352.6–2016 and heavy-duty diesel vehicles under GB standard GB 17691–2018. Both will need to meet enhanced minimum limits starting from July 1, 2023. National VI (B) emission standard requires that (1) carbon monoxide emissions shall not exceed 500mg/km, (2) non-alkane emissions shall not exceed 35mg/km, (3) nitrogen oxide emissions shall not exceed 35mg/km, (4) particulate matter emissions shall not exceed 3mg/km, and (5) particulate number per kilometer shall not exceed 661011. In addition, the National VI (B) emission standard includes the monitoring of actual road driving emissions (the ‘‘RDE’’). Only models whose RDE monitoring results do not exceed the standard limits and meet the durability requirements of 200,000 kilometers can meet the requirements of the National VI (B) emission standard.

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, April 5, 2017, which took effect on July 1, 2017, automobile suppliers and dealers are required to file with authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, which has been merged into the State Administration for Market Regulation, on July 3, 2009 and was latest amended on September 29, 2022 and took effect on November 1, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and took effect on May 1, 2002, the State Administration for Market Regulation is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulation on Autonomous Driving

On December 20, 2020, the MOT promulgated the Guiding Opinions on Promoting the Development and Application of Road Transport Autonomous Driving Technologies, which clarified the development goal of the application of autonomous driving technology in road transportation. Specifically, (1) by 2025, the research on the basic theory of autonomous driving has made positive progress, and key technologies such as road infrastructure intelligence, vehicle-road collaboration and product research and development and test verification have made important breakthroughs, (2) a number of basic and key standards for autonomous driving have been issued, and (3) a number of national autonomous driving test bases and pilot application demonstration projects have been built to realize large-scale application in some scenarios and promote the industrialization of autonomous driving technology.

On July 27, 2021, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation), or the Circular No. 97, which took effect on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the safety self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

On July 30, 2026, State Administration for Market Regulation and National Standardization Administration promulgated Intelligent and connected vehicle—Safety requirements for automated driving system (GB44721-2026), which will take effective on July 1, 2027. Such documents specifies the technical requirements, safety requirements, and type approval criteria for autonomous driving systems in intelligent connected vehicles, and describes the corresponding methods for safety requirement testing, safety dossier review, and confirmatory testing. This document applies to Class M and Class N vehicles equipped with Level 3 and/or Level 4 driving automation systems.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and latest amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulation on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls (the “Provisions on Recalls”), which became effective on January 1, 2013 and were amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the Provisions on Recalls, manufacturers of automobile products are required to take measures to eliminate defects in the products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products will result in an order to recall the defective products from the quality supervisory authority of the State Council according to the Provisions on Recalls. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in recalling those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects, emergency disposal methods for avoiding damage and measures taken by the manufacturers for eliminating defects, among others. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls promulgated by the former General Administration of Quality Supervision, Inspection and Quarantine (the “GAQSIQ”, which has been merged into the SAMR afterwards), which became effective on January 1, 2016 and was most recently amended by the SAMR on October 23, 2020, if a manufacturer is aware of any potential defects in its automobile products, it must promptly conduct an investigation and report the results of such investigation to the SAMR. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology pursuant to which automobile manufacturers that provide technical services through OTA are required to complete a filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.

SINGAUTO’S INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report (the “F&S Report”) commissioned by SINGAUTO Inc. and prepared by Frost & Sullivan, an independent research firm, regarding the industry and market position of SINGAUTO Inc. Unless otherwise specified, all market and industry information included in this section is derived from the industry report prepared by Frost & Sullivan.

Overview of the Global Commercial Vehicle Market

Commercial vehicles are vehicles specifically designed and equipped for transporting people and goods for commercial purposes. They play a crucial role in various industries, including logistics, transportation and passenger services. Unlike passenger vehicles, which are primarily used for individual transportation, commercial vehicles are intended for commercial or industrial use and can be further divided into trucks and buses to meet the specific needs of businesses.

Commercial vehicles can be classified by vehicle type into vans, light trucks, heavy trucks and others (such as buses). They can also be classified by application scenario, including passenger transportation, long-haul transportation, urban logistics, regional short-haul transportation and specialized operations. By fuel type, commercial vehicles include battery electric vehicles, hybrid electric vehicles and hydrogen fuel cell electric vehicles.

Driven by rising demand for electric and alternative fuel vehicles alongside supportive regulatory frameworks, the global commercial vehicle market has maintained steady growth. From 2020 to 2024, global commercial vehicle sales volume increased from approximately 17.9 million units to 19.4 million units, reflecting a CAGR of 2.1%. Looking ahead, the market is poised to expand at an accelerated pace, underpinned by factors such as growing logistics demand, infrastructure development and the increasing need for fleet modernization. Global commercial vehicle sales volume is projected to reach 25.4 million units by 2030, representing a CAGR of 4.6% from 2024 onward.

Source: F&S Report

Overview of the Global New Energy Commercial Vehicle Market

With the rapid adoption of new energy technologies, the new energy commercial vehicle (“NEV”) industry has experienced robust growth in global sales. Between 2020 and 2024, global commercial NEV sales volume increased from 0.2 million units to 0.8 million units, representing a CAGR of 49.7%. This momentum is expected to continue, with sales volume projected to reach 4.3 million units by 2030, underscoring the accelerating transition toward cleaner and more efficient commercial transportation solutions.

In parallel, the global market penetration of commercial NEVs has expanded steadily, supported by their growing applicability across a diverse range of operational scenarios. Commercial NEVs are no longer limited to traditional long-haul freight. They are increasingly adopted in urban logistics, last-mile delivery and public services. This broadening scope of deployment is driving deeper integration of NEVs into the commercial vehicle landscape, with the global penetration rate forecast to rise from 4.1% in 2024 to 17.0% by 2030, marking a significant shift toward low-carbon mobility on a global scale.

Source: F&S Report

Commercial NEVs primarily include vans, light trucks and heavy trucks. Supported by favorable policies, cost advantages and consistent technological development, the commercial NEV market has seen rapid growth, particularly in the van and light truck segments. From 2020 to 2024, global sales volume of new energy vans and light trucks increased from 95.8 thousand units to 648.5 thousand units, representing a CAGR of 61.3%. By 2030, global sales volume of new energy vans and light trucks is projected to reach 3,602.4 thousand units, representing a CAGR of 33.1% from 2024 onward.

In terms of penetration, vans and light trucks remain primary growth engines of the commercial NEV market. The penetration rate of new energy vans and light trucks reached approximately 4.5% in 2024 and is expected to rise to 18.5% by 2030. New energy vans are well-suited for inner-city logistics and last-mile delivery, while light trucks are widely used in intra-city logistics and short-haul intercity transport. Continued policy support, expanding charging infrastructure and declining technology costs are expected to further drive adoption and encourage scenario-specific customization.

Source: F&S Report

Overview of the Global New Energy Light Logistics Vehicle Market

A new energy light logistics vehicle refers to a specialized vehicle powered by clean energy, featuring a lightweight body structure and designed primarily for urban or short-haul cargo transportation. Compared with traditional fuel-powered light trucks, this vehicle type offers zero emissions, low noise and high energy efficiency, making it widely applicable in last-mile logistics scenarios such as express delivery and retail distribution.

New energy light logistics vehicles are important to the green transition in urban logistics. Powered by clean energy, they reduce carbon emissions and exhaust pollution compared with conventional fuel-powered vehicles and support the development of green urban distribution. With the rapid growth of e-commerce and similar sectors, urban logistics increasingly requires short, frequent and fast delivery solutions. New energy light logistics vehicles are well-suited to these scenarios because of their compact size, moderate load capacity and quiet operation, which enable efficient navigation through urban neighborhoods and support diverse last-mile delivery needs.

The downstream application scenarios for new energy light logistics vehicles include urban last-mile delivery, retail store replenishment, SME self-operated transport, large-item distribution and intra-city freight platforms. These applications share common operating characteristics, including short-distance travel, high-frequency usage and demand for flexible and efficient solutions.

Global sales volume of new energy light logistics vehicles increased from 76.1 thousand units in 2020 to 531.8 thousand units in 2024, representing a CAGR of 62.6%. The market is expected to grow from 722.2 thousand units in 2025 to 3,008.0 thousand units in 2030, representing a CAGR of 33.5% from 2024 to 2030. Asia led the industry with 450.8 thousand units in 2024 and is projected to reach 2,069.9 thousand units in 2030. The Europe, Middle East, and Africa (“EMEA”) region is also expected to experience substantial growth, with sales volume increasing from 51.7 thousand units in 2024 to 461.6 thousand units in 2030.

Source: F&S Report

Within EMEA, the Middle East and Africa are expected to demonstrate the fastest growth momentum. Although the market base in 2024 was relatively small, with approximately 1.3 thousand units, it is expected to expand to 84.1 thousand units by 2030. In Asia, Southeast Asia is showing significant growth momentum, with the market projected to expand from 27.4 thousand units in 2024 to 336.5 thousand units in 2030. This growth is supported by subsidies for commercial vehicles, accelerated charging infrastructure development and increasing demand for green logistics solutions.

Source: F&S Report

Overview of the Global New Energy Refrigerated Transportation Vehicle Market

A new energy refrigerated transportation vehicle is an enclosed freight vehicle powered by alternative energy sources, such as battery electric or hydrogen fuel cell systems. It is equipped with advanced, actively controlled temperature systems to maintain specific low or constant temperatures throughout the transportation process, helping ensure the quality and safety of temperature-sensitive goods such as fresh produce and pharmaceuticals.

Compared with conventional refrigerated vehicles, new energy refrigerated transportation vehicles reduce carbon emissions and fossil fuel dependence and offer more precise temperature control, better thermal insulation and intelligent monitoring systems. These features help improve energy efficiency, reduce spoilage risks and enable real-time tracking of cargo conditions. As environmental regulations tighten and consumer demand rises for high-quality cold-chain services, new energy refrigerated transportation vehicles play an important role in building a greener, smarter and more reliable logistics ecosystem.

Traditional refrigerated transportation vehicles rely on diesel and consume large amounts of energy for cooling, resulting in high carbon emissions and pollution. In contrast, new energy refrigerated vehicles use cleaner power sources such as electricity or hydrogen, reducing both tailpipe emissions and overall energy consumption. As environmental regulations tighten, these vehicles are becoming increasingly important for logistics companies seeking to meet green standards and support the transition toward a low-carbon logistics system.

New energy refrigerated transportation vehicles also serve as a tool for enhancing operational efficiency. Advanced onboard systems and fleet-management platforms enable real-time monitoring of vehicle status, cargo conditions and route optimization. These capabilities can support more precise dispatching, efficient resource allocation and reduced empty mileage. As consumer demand rises for diverse, on-demand and safe fresh products, and as food delivery and pharmaceutical distribution expand, the need for cold-chain logistics continues to grow and service standards are being raised.

Global sales volume of new energy refrigerated transportation vehicles reached 36.7 thousand units in 2024. Asia led the market, contributing 68.0% of global sales with approximately 25.0 thousand units. The EMEA region ranked as the second-largest market, accounting for 22.1% of global sales in 2024 and demonstrating growing momentum in the transition to sustainable logistics.

Amid global efforts to reduce carbon emissions, sales of new energy refrigerated transportation vehicles are projected to increase to 267.7 thousand units by 2030, representing a CAGR of 39.3% from 2024 to 2030. Asia is expected to increase to 158.4 thousand units by 2030, representing a CAGR of 36.1% from 2024. The EMEA region is expected to strengthen its position as the world’s second-largest market, with sales projected to reach 75.6 thousand units by 2030, representing a CAGR of 45.1% from 2024 to 2030.

Source: F&S Report

Regional Market Opportunities in Asia and EMEA

In Asia, the market for new energy refrigerated transportation vehicles is poised for dynamic growth, expanding from 25.0 thousand units in 2024 to an estimated 158.4 thousand units by 2030. While China is expected to continue contributing a significant portion of the market, Korea and Southeast Asia are also rapidly evolving into key growth drivers.

In Southeast Asia, rising demand for cold-chain logistics is driven by several structural factors, including the growth of e-commerce, increasing consumption of fresh and frozen food and growing healthcare logistics needs in urbanizing areas. Governments across the region are also introducing incentive programs and infrastructure plans that support the electrification of last-mile delivery fleets. As a result, Southeast Asia’s new energy refrigerated transportation vehicle market is projected to grow from 2.5 thousand units in 2024 to 27.5 thousand units by 2030, capturing 17.4% of the regional total.

Korea is expected to grow from 3.0 thousand units in 2024 to 22.9 thousand units by 2030, supported by EV subsidies, domestic technology innovation in thermal management systems and early integration of AI-enabled fleet management tools. The broader Asian landscape reflects both rising adoption and a widening base of contributors, supported by maturing supply chains and growing policy alignment across diverse economies.

The EMEA market for new energy refrigerated transportation vehicles is undergoing structural transformation, supported by a growing emphasis on sustainable logistics, decarbonization goals and digital infrastructure development. In 2024, total EMEA sales reached 8.1 thousand units, with Europe contributing 7.5 thousand units, or 91.9% of the regional market, primarily due to its mature cold-chain systems, policy alignment with EU climate targets and established charging network.

The spotlight is increasingly shifting toward the Middle East and Africa, where adoption was still nascent in 2024, with approximately 0.7 thousand units sold. The MEA region is projected to grow rapidly, reaching 27.3 thousand units by 2030 and accounting for 36.1% of EMEA sales. This acceleration is supported by government-led investment in green logistics hubs, rising demand for temperature-sensitive goods such as pharmaceuticals and perishables, and national roadmaps focused on smart mobility and low-emission transport.

Source: F&S Report

Market Drivers and Development Trends

Policies and regulations driving the green transition

Commercial vehicles accounted for over half of carbon emissions in the global automotive sector in 2024, despite representing a smaller share of the total fleet. This disproportionate environmental impact has prompted governments worldwide to strengthen regulatory efforts aimed at decarbonizing commercial transport. Refrigerated transportation vehicles contribute significantly to emissions due to their long operating hours, heavy loads and reliance on diesel-powered refrigeration units. To address this challenge, governments are tightening emissions regulations and promoting zero-emission cold-chain solutions through purchase subsidies and preferential access policies.

Infrastructure and urban delivery fueling electrification

Urban refrigerated transportation is evolving as cities demand faster, greener and more cost-efficient last-mile delivery. New energy refrigerated transportation vehicles are increasingly favored in dense urban settings because of their flexibility, low noise and zero emissions, making them well-suited for short-distance, time-sensitive deliveries. This trend is particularly pronounced in regions with extreme climates, such as the Middle East and Southeast Asia, where the need for reliable temperature-controlled delivery of fresh food and pharmaceuticals is amplified by high temperatures, humidity and rising consumer expectations.

Infrastructure development is also advancing to support wider adoption of new energy refrigerated vehicles. Governments and logistics providers are investing in refrigerated transportation support systems, including cold storage hubs, rapid charging stations and IoT-based temperature monitoring systems. These improvements support operational efficiency and strengthen the resilience of refrigerated transportation, particularly in extreme weather regions.

Digitalization and intelligence

The global automotive industry is undergoing a transformation driven by intelligence and digitalization. Refrigerated transportation vehicles are evolving from basic transport vehicles into integrated intelligent mobile cold-chain units. Through digitalization and intelligent systems, refrigerated transportation can more efficiently manage temperature control, optimize energy use and improve overall sustainability.

The integration of advanced driver assistance systems with cold-chain control technologies has enhanced scheduling efficiency, route optimization and risk monitoring. Onboard sensors, cloud platforms and big data analytics enable real-time monitoring of temperature control, energy consumption and operational status throughout the transportation process, improving the performance, reliability and sustainability of refrigerated logistics.

Specialized extension of the aftermarket service ecosystem

The adoption of new energy refrigerated transportation vehicles is reshaping the aftermarket service system and driving a shift from traditional maintenance to an integrated, data-driven service model. Vehicle intelligence and connectivity enable real-time collection and application of operating data, including battery status, motor performance, refrigeration system parameters, energy consumption and driving trajectories.

These data capabilities support value-added services such as OTA updates, energy efficiency management and route optimization. As a result, aftermarket services are increasingly embedded throughout vehicle usage, operation and management, forming a service value chain that covers the entire vehicle lifecycle.

Value Chain of the New Energy Refrigerated Transportation Vehicle Industry

The upstream segment consists mainly of suppliers of key components, including motor systems, battery systems, electronic control systems and temperature control systems. These components form the technological foundation of new energy refrigerated transportation vehicles. In cold-chain scenarios, suppliers are required to provide high-efficiency refrigeration units, insulation materials and precise temperature-humidity sensors to support cargo safety and energy efficiency.

Midstream players integrate upstream technologies to develop comprehensive solutions. Their responsibilities include procurement, research and development, vehicle assembly, sales and marketing. In cold-chain scenarios, these companies optimize vehicle structure, embed temperature-control modules and adopt smart monitoring systems. Leading companies may also expand into value-added services such as OTA upgrades, temperature data platforms and route planning analytics.

Downstream segments include application scenarios such as cold-chain logistics, urban fresh e-commerce delivery and multi-temperature medical transport. These use cases require vehicles to meet precise thermal control standards, provide flexible compartment configurations and comply with safety regulations. Demand is driven by the need for reliability, temperature traceability and energy efficiency.

Cross-cutting service providers also play a role in facilitating industry development. These include financial service providers that reduce upfront investment burdens, fleet management platform providers that enhance vehicle scheduling and tracking, and after-sales service providers that support lifecycle operations.

Source: F&S Report

Entry Barriers

The new energy refrigerated transportation vehicle industry has significant technical barriers. These vehicles require tight integration of electric drive, intelligent temperature control, battery thermal management and telematics systems. Any weak link can compromise overall performance. Without deep R&D capabilities and interdisciplinary teams, it is challenging to overcome technical complexity and achieve system-level optimization.

The industry is also capital-intensive. Major investments are required from development to deployment. R&D requires long-term funding to optimize energy and cooling systems, while production involves investment in manufacturing lines and stable supply chain setups. Commercialization also involves certification, testing and market rollout expenses. Companies need scale to reduce unit costs and support sustainable operations.

Customer barriers are also significant. Refrigerated transportation customers, including customers in fresh food and pharmaceuticals, require high reliability, temperature accuracy and responsive service. Clients often prefer suppliers with proven track records, mature solutions and strong after-sales networks. New entrants lacking performance data and service infrastructure may face trust gaps even with technically sound products.

The industry also requires extensive ecosystem collaboration. Upstream, companies must work with battery and cooling system providers. Downstream, they must work with logistics providers, energy networks and financing services. Building a collaborative ecosystem takes time and deep integration. In addition, global expansion may be affected by inconsistent tariffs, localized production requirements and fragmented regulatory standards across vehicle safety, emissions and cold-chain compliance.

Competitive Landscape

The global new energy light logistics vehicle industry is characterized by a relatively fragmented competitive landscape, with no established global leader yet emerging. Numerous emerging and traditional automakers are participating in the sector, driving continuous technological evolution and market expansion. Enterprises with global delivery capabilities, systematic technological innovation and ecosystem collaboration strategies are emerging as important participants.

In the new energy refrigerated transportation vehicle industry, global delivery capabilities, R&D strength, diversified and modular product offerings, intelligent service integration and early-mover advantages are important competitive factors. Companies must overcome geographic and regulatory barriers to meet diverse regional needs, including environmental standards in the Middle East and operating conditions in Southeast Asia.

R&D strength is important because the industry must address challenges such as range limitations and temperature-control precision. Flexible and modular product portfolios are also important because customers require solutions for different payloads and functional scenarios, from urban last-mile delivery to intercity logistics. Service-oriented business models are becoming increasingly relevant as industry participants move beyond traditional vehicle sales toward leasing, maintenance and digital fleet-management solutions.

In an emerging industry where no dominant player has yet been established, early movers may benefit from market share capture, participation in the shaping of industry standards, access to supply chain resources, brand recognition and customer trust. As regulatory support intensifies and demand scales, early market participants with technology capabilities, delivery capacity and customer relationships may be better positioned to compete.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF SINGAUTO

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this section to “we,” “our,” “us,” “the Company” or “SingAuto” refer to SINGAUTO Inc. and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Our fiscal year ends on March 31.

Overview

We are a green intelligent cold-chain technology company focused on developing refrigerated commercial electric vehicles and related solutions for customers in the cold-chain logistics industry, including transportation and logistics service providers serving food products, pharmaceuticals and other temperature-sensitive goods.

Our current product portfolio consists of two refrigerated commercial electric vehicle platforms: the S1 refrigerated commercial electric vehicle and the V1 refrigerated intelligent commercial electric van. The S1 vehicle is designed for high-volume urban and intercity cold-chain transportation and distribution of frozen, chilled and fresh food products, pharmaceuticals and other temperature-sensitive goods. The V1 vehicle is designed for high-efficiency urban cold-chain logistics applications, particularly smaller-volume, faster-turnover urban delivery scenarios.

We have completed the research, development, prototyping and validation testing of the S1 vehicle and expect to launch the vehicle in the fourth quarter of 2026, with commercial production and deliveries targeted for the first quarter of 2027. We have also finalized the research, development and prototyping of the V1 vehicle and currently expect to launch this model in the fourth quarter of 2026 and commence its mass production and deliveries in the third quarter of 2027.

Our vehicle platforms integrate refrigeration, temperature-control, connected monitoring and fleet-management capabilities designed for cold-chain logistics applications. In connection with the commercialization of our vehicle platforms, we are developing related support capabilities, including telematics, maintenance support, charging support, leasing solutions and fleet-management services. We have not commenced commercial sales of our vehicles and have not generated revenue from vehicle sales or related services.

We operate through subsidiaries in Singapore and the United Arab Emirates. Singapore serves as our global headquarters and regional coordination center, while the United Arab Emirates supports our manufacturing and commercialization initiatives. Our commercialization strategy is based on an asset-light KD/SKD assembly model under which SKD components are sourced from original equipment manufacturers in China, South Korea and Southeast Asia, and assembled in selected target markets, including the Middle East, South Korea and Southeast Asia.

As of the date of this proxy statement/prospectus, we have entered into memoranda of understanding with 18 potential customers covering approximately 14,000 S1 vehicles. These arrangements are generally non-binding and remain subject to customer requirements, financing arrangements, production schedules, definitive agreements and other customary conditions.

In addition to vehicle commercialization, we may pursue opportunities to commercialize certain technologies, including technologies relating to electric powertrain integration, chassis domain controller systems, refrigeration and thermal management, and connected vehicle and fleet-management platforms, through licensing arrangements and strategic cooperation agreements with manufacturing, assembly and distribution partners in selected markets.

As of and for the years ended March 31, 2026 and 2025, we had not commenced commercial sales of our vehicles and had not generated revenue from vehicle sales or related services. Accordingly, our results of operations to date have consisted principally of operating expenses incurred in connection with our research and development, general and administrative, and selling and marketing activities. We have incurred net losses since inception and expect to continue to incur losses for the foreseeable future as we advance our products toward commercialization.

Key Factors Affecting Our Results of Operations

Our business and results of operations have been, and we expect will continue to be, affected by several factors, including the following:

Progress toward commercialization and the commencement of vehicle deliveries

We are a pre-revenue company and have not yet commenced commercial production or deliveries of our vehicles. We finalized the development and prototyping of our S1 vehicle in the second quarter of 2026 and currently expect to launch the model in the fourth quarter of 2026 and to commence mass production and deliveries in the first quarter of 2027. We expect to launch the V1 vehicle in the fourth quarter of 2026 and to commence its mass production and deliveries in the third quarter of 2027. Our ability to generate revenue and achieve profitability depends on our ability to complete production readiness, secure and maintain supplier and manufacturing arrangements, obtain required regulatory approvals, convert non-binding customer interest into binding orders, and successfully commence commercial production and delivery, and the timing of these milestones will significantly affect our future results of operations.

Research and development investment

The design and development of refrigerated commercial electric vehicles is capital- and resource-intensive. Our research and development activities relating to the S1 and V1 vehicles, vehicle platforms, refrigeration and temperature-control systems, connected-vehicle technologies and related intellectual property represent a significant portion of our operating expenses. The level and timing of our research and development expenses are expected to fluctuate based on the stage of development of our products and the cadence of our technical milestones.

Ability to raise capital and access to related-party funding

As a pre-revenue company, we have funded our operations principally through equity financings and through unsecured, interest-free advances from Chairman, Mr. Yuqiang Liu, and along with other related parties. Our future results and financial condition will be affected by our ability to raise additional capital on acceptable terms, including in connection with the proposed business combination, to fund the build-out of our manufacturing footprint, working capital and continued product development.

Implementation of our asset-light manufacturing model and UAE project

Our planned KD/SKD manufacturing model and our UAE project at KEZAD are central to our commercialization strategy. We hold a 50-year land use right over the KEZAD plot, which gives rise to a significant operating lease right-of-use asset and lease liability on our consolidated balance sheet. On June 23, 2026, SingAuto BVI, SingAuto UAE and THi entered into a non-binding memorandum of understanding regarding a proposed transfer of SingAuto UAE to THi or its designated special purpose vehicle, with a related leaseback arrangement to support our planned Abu Dhabi factory operations. The proposed arrangement is intended to support our UAE factory launch and regional operations while reducing our capital exposure to land development and industrial park construction. The structure and timing of the UAE project, including this proposed arrangement, will affect our capital expenditure requirements and our reported lease assets and liabilities. See “Information About SINGAUTO - Properties” for more details of the proposed arrangement.

Related-party transactions and supplier concentration

A substantial portion of our funding, expense settlements and procurement to date has involved related parties, including Mr. Yuqiang Liu, Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, and SYMY Intraco Pte. Ltd., or SYMY. In addition, a limited number of vendors have accounted for a significant portion of our purchases. The terms and continuity of these arrangements may affect our liquidity, cost structure and results of operations.

For the year ended March 31, 2026, purchases from two vendors, Xinshiya Beijing and Abu Dhabi Ports Company PJSC, each accounted for 10% or more of our total purchases (42.9% and 14.9%, respectively). Payments to Xinshiya Beijing primarily comprised consideration paid for intangible assets and demo vehicles pursuant to the Intangible Asset and Demo Car Purchase Agreement dated April 1, 2025, the material terms of which are described under “Certain Relationships and Related Party Transactions — Certain Related Party Transactions of SINGAUTO.” Payments to Abu Dhabi Ports Company PJSC consisted of rent for a plot of land in the United Arab Emirates pursuant to the Musataha Agreement dated December 31, 2024, the material terms of which are described under “Information about SINGAUTO — Properties — UAE Land Use Right and Leaseback Arrangements.”

For the year ended March 31, 2025, purchases from two vendors, a third-party individual and a third-party entity, each accounted for 10% or more of our total purchases (30.9% and 26.9%, respectively). Purchases from the third-party individual consisted of visual identity system design services for the Middle East market pursuant to a design commission agreement dated October 31, 2024. The design services under this agreement have been completed. Purchases from the third-party entity consisted of outsourced human resources services provided under a human resource outsourcing service contract dated April 1, 2024. The contract expired on March 31, 2025, and we do not expect to continue to rely on such vendor for outsourced labor services going forward.

Foreign currency exposure

Although our reporting currency is the U.S. dollar, our operating subsidiaries are located in Singapore and the United Arab Emirates and transact principally in Singapore dollars (“SGD”) and U.A.E. dirham (“AED”), respectively. Fluctuations in these currencies against the U.S. dollar affect our reported expenses, the carrying amount of our assets and liabilities and the foreign currency translation adjustment recorded in accumulated other comprehensive income or loss.

Components of Our Results of Operations

Revenue

We have not commenced commercial sales of our vehicles and did not generate any revenue for the years ended March 31, 2026 and 2025.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

Selling and marketing expenses. Selling and marketing expenses consist primarily of equipment depreciation expenses, advertising expenses and other promotional and entertainment expenses. We expect selling and marketing expenses to increase as we prepare for the commercial launch of our vehicles and develop our brand and customer relationships.

General and administrative expenses. General and administrative expenses consist primarily of employee-related expenses for administrative functions, equipment depreciation expenses, professional service expenses, rental and other general corporate expenses. We expect general and administrative expenses to increase as we incur additional costs associated with operating as a public company following the proposed business combination, including legal, accounting, insurance, investor relations and compliance costs.

Research and development expenses. Research and development expenses include costs directly attributable to the conduct of our research and development programs, including equipment depreciation expense, professional consulting service fees and technical service fees. All research and development costs are expensed as incurred.

Other income

Other income consists of interest income earned on our bank balances, exchange income and other miscellaneous income.

Income tax expenses

We did not record any income tax expense for the years ended March 31, 2026 and 2025.

Results of Operations

For the Year Ended March 31, 2026 Compared to the Year Ended March 31, 2025

The following table sets forth our consolidated results of operations for the periods indicated, together with the dollar and percentage changes between periods. The information should be read together with our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

	For the years ended March 31,		FY26 vs FY25
	2026	2025	Change in Amount	% of change

Selling and marketing expenses	$(500,026)	$(941)	$(499,085)	>100%
General and administrative expenses	(3,893,360)	(2,333,008)	(1,560,352)	66.9%
Research and development expenses	(5,165,176)	(4,856,311)	(308,865)	6.4%
Total operating expenses	(9,558,562)	(7,190,260)	(2,368,302)	32.9%
Loss from operations	(9,558,562)	(7,190,260)	(2,368,302)	32.9%
Interest income	14,379	107	14,272	>100%
Other income	293,594	13,077	280,517	>100%
Total other income	307,973	13,184	294,789	>100%
Loss before income taxes	(9,250,589)	(7,177,076)	(2,073,513)	28.9%
Income tax expense	—	—	—	—
Net loss	$(9,250,589)	$(7,177,076)	$(2,073,513)	28.9%

Selling and marketing expenses

Selling and marketing expenses increased to $500,026 for the year ended March 31, 2026 from $941 for the year ended March 31, 2025. The increase reflects the commencement of brand-building, demonstration and pre-launch marketing activities as we prepared our S1 vehicle for commercialization, including depreciation associated with demonstration vehicles and related promotional expenses. Selling and marketing expenses were de minimis for the year ended March 31, 2025, when our activities were focused principally on research and development and corporate organization.

General and administrative expenses

General and administrative expenses increased by $1,560,352, or 66.9%, to $3,893,360 for the year ended March 31, 2026 from $2,333,008 for the year ended March 31, 2025. The increase was driven primarily by higher professional service fees (including legal and advisory costs incurred in connection with our financial reporting, corporate restructuring and the proposed business combination), increased employee-related and administrative costs as we expanded our finance, capital markets and administrative functions, and higher rental and depreciation expenses.

Research and development expenses

Research and development expenses increased by $308,865, or 6.4%, to $5,165,176 for the year ended March 31, 2026 from $4,856,311 for the year ended March 31, 2025. The increase was primarily driven by intensified development activity across our vehicle programs during the year, including the continued development and prototyping of our S1 and V1 vehicles and related vehicle platform, chassis and by-wire architecture engineering, together with higher technical service and professional consulting fees and increased equipment depreciation associated with our research and development activities. During the year ended March 31, 2026, our development activities also included pilot testing of Level 4 autonomous-driving functions conducted at a test track in Abu Dhabi. Research and development expenses are expected to fluctuate in future periods based on the cadence of our product development and validation milestones, including continued development of the V1 vehicle and related platforms.

Total other income

Total other income increased to $307,973 for the year ended March 31, 2026 from $13,184 for the year ended March 31, 2025, driven by the increase of foreign exchange gain.

Income tax expense

We did not record any income tax expense for the years ended March 31, 2026 and 2025. Our parent company is incorporated in the Cayman Islands and our intermediate holding company is incorporated in the British Virgin Islands, neither of which imposes tax on income or capital gains. Our operating subsidiaries in Singapore and the United Arab Emirates are subject to corporate income tax at rates of 17% and 9%, respectively; however, as a result of our cumulative operating losses, a full valuation allowance has been recorded against our deferred tax assets, as it is more likely than not that those assets will not be realized.

Net loss

As a result of the foregoing, our net loss increased by $2,073,513, or 28.9%, to $9,250,589 for the year ended March 31, 2026 from $7,177,076 for the year ended March 31, 2025.

Liquidity and Capital Resources

Since inception, we have financed our operations principally through proceeds from the issuance of our ordinary shares and through unsecured, interest-free advances from our Chairman along with other related parties. As of March 31, 2026, we had cash and cash equivalents of $45,022,608, compared to $45,049,754 as of March 31, 2025. As of March 31, 2026, we had total current assets of $45,492,158 and total current liabilities of $18,730,678, resulting in working capital of $26,761,480, compared to working capital of $37,134,839 as of March 31, 2025. Our cash and cash equivalents are held with financial institutions in the Cayman Islands, Singapore and the United Arab Emirates.

As of March 31, 2026, amounts due to related parties were $17,134,902, compared to $10,852,122 as of March 31, 2025, consisting principally of advances from Mr. Yuqiang Liu. These advances are unsecured, non-interest bearing and repayable on demand. Subsequent to March 31, 2026, we received $1.0 million additional unsecured, interest-free working capital advances from Mr. Yuqiang Liu to support our ongoing operating activities, research and development initiatives and transaction-related expenditures associated with the proposed business combination.

We are a pre-revenue company and have incurred net losses and negative cash flows from operations since inception. We expect to continue to incur operating losses and negative operating cash flows for the foreseeable future as we advance our products toward commercialization, build out our manufacturing footprint and incur the additional costs associated with operating as a public company. Our ability to fund our operations and execute our business plan beyond the near term will depend on our ability to obtain additional financing, which may include proceeds from the proposed business combination, equity or debt financings, related-party funding, strategic cooperation and licensing arrangements, and other sources. Additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on acceptable terms, we may be required to delay, scale back or discontinue certain of our development and commercialization activities.

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with continued financial support from our Chairman, will be sufficient to meet our working capital needs in the next 12 months from the date the consolidated financial statements were issued. We will, however, require substantial additional capital to complete the build-out of our manufacturing capacity, commence commercial production and deliveries and otherwise execute our long-term business plan.

Cash Flows

The following table summarizes our consolidated cash flows for the periods indicated:

	For the year ended March 31, 2026	For the year ended March 31, 2025
Net cash used in operating activities	$(2,743,449)	$(7,549,438)
Net cash (used in) provided by investing activities	(2,671)	1,639,733
Net cash provided by financing activities	2,831,537	50,528,864
Effect of exchange rate changes on cash	(112,563)	16,354
Net change in cash and cash equivalents	(27,146)	44,635,513
Cash and cash equivalents, beginning of year	45,049,754	414,241
Cash and cash equivalents, end of year	$45,022,608	$45,049,754

Net cash used in operating activities

Net cash used in operating activities was $2,743,449 for the year ended March 31, 2026, compared to $7,549,438 for the year ended March 31, 2025. For the year ended March 31, 2026, net cash used in operating activities was primarily attributable to our net loss of $9,250,589, adjusted for non-cash items including depreciation of property and equipment of $304,336, amortization of operating lease right-of-use assets of $791,874, foreign exchange gain of $253,325 and was partially offset by favourable changes in operating assets and liabilities, including a $1,327,175 increase in amounts due to related parties, a $643,079 increase in operating lease liabilities, a $630,880 decrease in prepayments, a $2,770,407 decrease in amounts due from related parties and a $293,068 increase in accrued liabilities and other payables.

For the year ended March 31, 2025, net cash used in operating activities was primarily attributable to our net loss of $7,177,076, adjusted for amortization of operating lease right-of-use assets of $448,743, a $680,502 increase in prepayments and a $770,614 increase in deposits and was partially offset by a favourable $712,226 increase in accrued liabilities and other payables.

Net cash (used in) provided by investing activities

Net cash used in financing activities was $2,671 for the year ended March 31, 2026, mainly consisting of advances to a related-party of $2,931. Besides, for the year ended March 31, 2026, we acquired demonstration motor vehicles for $1,279,705 through a net-settlement of receivables from a related party which was a non-cash investing and financing activity and is therefore excluded from investing cash flows. Net cash provided by investing activities was $1,639,733 for the year ended March 31, 2025, consisting of purchases of property and equipment of $206,489 and a net collection of advancement to related parties of $1,846,222.

Net cash provided by financing activities

Net cash provided by financing activities was $2,831,537 for the year ended March 31, 2026, consisting of proceeds from related parties advances of $4,547,524, partially offset by repayments of advances from related parties of $1,450,538 and deferred merger costs paid of $265,449. Net cash provided by financing activities was $50,528,864 for the year ended March 31, 2025, consisting principally of proceeds from the issuance of ordinary shares of $45,200,746 and proceeds from related parties advances of $5,414,248.

Capital Expenditures

Our capital expenditures have historically been modest, reflecting our asset-light operating model and pre-revenue stage. We expect our capital expenditures to increase in future periods in connection with the build-out of our planned KD assembly facility in KEZAD, Abu Dhabi, the establishment of demonstration and after-sales capabilities and the preparation for commercial production. We intend to fund these expenditures through a combination of existing cash, proceeds from the proposed business combination, related-party support, strategic cooperation arrangements (including the proposed arrangement with THi in respect of the UAE project) and additional external financing. The timing and amount of our future capital expenditures will depend on numerous factors, including the pace of our commercialization, the structure of our UAE project and prevailing market conditions.

Contractual Obligations and Commitments

Our principal contractual obligations relate to our operating leases, the most significant of which is the 50-year land use right over our KEZAD plot in Abu Dhabi. As of March 31, 2026, our total operating lease liabilities were $14,554,687 (current portion of $573,259 and non-current portion of $13,981,428). The following table summarizes the undiscounted future minimum lease payments under our operating leases as of March 31, 2026:

Year ending March 31, (US$)	Operating Lease Payments
2027	609,594
2028	713,041
2029	713,041
2030	739,780
2031	819,997
Thereafter	67,796,707
Total lease payments	71,391,160
Less: imputed interest	(56,836,473)
Present value of lease liabilities	14,554,687

In addition to our lease obligations, we had amounts due to related parties of $17,134,902 as of March 31, 2026, which are unsecured, non-interest bearing and repayable on demand. We had no other material contractual obligations or purchase commitments as of March 31, 2026.

Off-Balance Sheet Arrangements

As of March 31, 2026 and 2025, we did not have any off-balance sheet arrangements, as defined under applicable SEC rules, that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Significant Accounting Policies and Critical Estimates and Judgments

Our significant accounting policies are set forth in Note 2 to our audited consolidated financial statements included in this proxy statement/prospectus. We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances; actual results may differ from these estimates. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Management has determined that there are no critical accounting estimates with respect to the Company.

Recently Issued Accounting Pronouncements

For a description of recently issued accounting pronouncements that may be applicable to us, including ASU 2023-09, ASU 2024-03 (as clarified by ASU 2025-01), ASU 2025-05, ASU 2025-06 and ASU 2025-10, and our assessment of their expected impact, see Note 2 to our consolidated financial statements included in this proxy statement/prospectus. As an emerging growth company, we have elected to take advantage of the extended transition period afforded under the JOBS Act for complying with new or revised accounting standards, which permits us to delay adoption of certain accounting standards until they would apply to private companies.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

Our reporting currency is the U.S. dollar, while our operating subsidiaries transact principally in SGD and AED. We are therefore exposed to foreign currency translation and transaction risk arising from movements in these currencies against the U.S. dollar. For the year ended March 31, 2026, we recorded a foreign currency translation loss of $700,681 in other comprehensive loss, compared to a gain of $11,497 for the year ended March 31, 2025. We do not currently use derivative financial instruments to hedge our foreign currency exposure.

Interest rate risk

We are not subject to material interest rate risk. Our cash and cash equivalents are held primarily in bank accounts, and our related-party advances are non-interest bearing. We did not have any interest-bearing debt outstanding as of March 31, 2026 and 2025.

Credit risk and concentration

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are held with large financial institutions in the Cayman Islands, Singapore and the United Arab Emirates that we believe are of high credit quality. We are also exposed to supplier concentration; For the year ended March 31, 2026, there were 2 vendors accounted for 10% or more of our total purchase. Total purchase from vendor A and vendor B accounted for 42.9% and 14.9% of our total purchase for the year ended March 31, 2026, respectively. For the year ended March 31, 2025, there were 2 vendors accounted for 10% or more of our total purchase. Total purchase from vendor C and vendor D accounted for 30.9% and 26.9% of our total purchase for the year ended March 31, 2025, respectively.

Inflation

Inflation has not had a material effect on our business, financial condition or results of operations to date. We continue to monitor the potential impact of inflation on our cost structure as we move toward commercialization.

Emerging Growth Company and Smaller Reporting Company Status

Upon completion of the proposed business combination, we expect to qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We have elected to use the extended transition period for complying with new or revised accounting standards. We may also qualify as a “smaller reporting company.” We will remain an emerging growth company until the earliest of the applicable dates specified in the JOBS Act.

Internal Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our CEO and CFO concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. Such conclusion was due to the existence of a material weakness in IT general controls regarding change management, IT operations for our financial systems and cybersecurity.

To remediate our identified material weakness, we intend to implement measures to improve our internal control over financial reporting, including hiring experienced IT staff to formalize and strengthen key internal controls over information technology general controls.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments, and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors - Risks Related to SINGAUTO’s Business and Industry.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined balance sheet as of March 31, 2026 and the unaudited pro forma condensed combined statements of operations for the year ended March 31, 2026 present the combined financial information of BPAC and SINGAUTO after giving effect to the Business Combination and related adjustments described in the accompanying notes. BPAC and SINGAUTO are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as “New SINGAUTO”.

The fiscal year end of BPAC, which is December 31, has been conformed to the fiscal year end of SINGAUTO, which is March 31, for the purpose of presenting the unaudited pro forma condensed combined financial statements, pursuant to Rule 11-02(c)(3) of Regulation S-X, given the most recent fiscal years differed by more than 93 days. Following the consummation of the Business Combination, New SINGAUTO will have a March 31 fiscal year-end.

The historical statement of operations of BPAC used in the unaudited pro forma condensed combined statement of operations for the year ended June 30, 2026 was derived by adding the results from the unaudited combined statement of operations for the six months ended June 30, 2026 to the results from the audited combined statement of operations for the year ended December 31, 2025 and removing the results from the unaudited combined statement of operations for the period from January 13, 2025 (inception) through June 30, 2025.

The following unaudited pro forma condensed combined statements of operations for the year ended March 31, 2026 give pro forma effect to the Business Combination as if it had occurred on April 1, 2025. The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives pro forma effect to the Business Combination as if it was completed on March 31, 2026. The unaudited pro forma condensed combined financial information has been prepared to reflect transaction accounting and autonomous entity adjustments to present the results of operations as if New SINGAUTO were an independent and separate standalone entity.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial information;

●	the audited historical financial statements of BPAC as of December 31, 2025, and for the period from January 13, 2025 (inception) through December 31, 2025, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus;

●	the unaudited historical financial statements of BPAC as of and for the six months ended June 30, 2026, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus;

●	the unaudited historical financial statements of BPAC as of June 30, 2025, and for the period from January 13, 2025 (inception) through June 30, 2025, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus;

●	the audited historical consolidated financial statements of SINGAUTO as of and for the year ended March 31, 2026, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

●	other information related to BPAC and SINGAUTO contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BPAC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SINGAUTO.”

Description of the Business Combination

On May 1, 2026, BPAC entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) NeoCryo Inc, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (the “Purchaser”), (ii) NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (“Merger Sub”), and (iii) SINGAUTO, to effect a two-step business combination resulting in a new publicly traded holding company (“PubCo”). The transaction is structured in two sequential mergers:

●	Reincorporation Merger: Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein, BPAC will merge with and into the Purchaser, with the Purchaser surviving as PubCo (the “Reincorporation Merger”). In connection with the Reincorporation Merger, (i) all issued and outstanding Class B ordinary shares will be converted automatically into Class A ordinary shares, (ii) all issued and outstanding units will be separated automatically into their individual components of Class A ordinary shares and rights and will cease separate existence and trading, (iii) all issued and outstanding Class A ordinary shares will be converted automatically into PubCo ordinary shares on a one-for-one basis, and (iv) each issued and outstanding right will be converted into a right to receive one-sixth of one PubCo ordinary share at closing.

●	Business Combination: At least one business day after the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO surviving as a wholly owned subsidiary of PubCo. As a result of the Business Combination, all outstanding equity interests of SINGAUTO will be cancelled and converted into the right to receive merger consideration.

Pursuant to the terms of the Merger Agreement, the aggregate consideration payable to SINGAUTO’s shareholders is $1.2 billion, payable entirely in equity, consisting of 120,000,000 PubCo ordinary shares valued at $10.00 per share. The Merger Agreement may be terminated under customary circumstances, including failure to obtain required approvals, uncured breaches, legal prohibitions, or failure to execute a required IP cooperation agreement.

Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, SPAC will be treated as the acquired company for financial reporting purposes. This determination was primarily based on SINGAUTO’s shareholders expecting to have a majority of the voting power of the combined company, SINGAUTO comprising the ongoing operations after the merger, SINGAUTO’s senior management comprising a majority of the governing body of the combined company, and SINGAUTO nominating a majority of the members of the board of directors pursuant to the Merger Agreement. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SINGAUTO issuing share for the net assets of BPAC, accompanied by a recapitalization. The net assets of BPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations after to the Business Combination will be those of SINGAUTO.

Basis of Pro Forma Presentation

As noted above, the unaudited pro forma condensed combined financial information contained herein assumes that BPAC’s shareholders approve the proposed Business Combination. BPAC cannot predict how many of the public shareholders will exercise their right to have their public shares redeemed for cash. As a result, BPAC and SINGAUTO have elected to provide the unaudited pro forma condensed combined financial information under five different redemption scenarios, which produce different allocations of the New SINGAUTO equity among the Public Holders, the Sponsors and the SINGAUTO shareholders, and result in different amounts of shareholders’ equity and per share amounts of net income (loss). The actual results will likely be within the parameters described by the five scenarios, however, there can be no assurance as to which scenario will be closest to the actual result.

The five different redemption scenarios are as follows:

(i)	Assuming No Redemptions: This presentation assumes that no public shareholder exercises redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

(ii)	Assuming 25% Redemptions: This presentation assumes that public shareholders holding 1,437,500 public shares will exercise their redemption rights for approximately $14.3 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $43.0 million left in the trust account.

(iii)	Assuming 50% Redemptions: This presentation assumes that public shareholders holding 2,875,000 public shares will exercise their redemption rights for approximately $28.7 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $28.7 million left in the trust account.

(iv)	Assuming 75% Redemptions: This presentation assumes that public shareholders holding 4,312,500 public shares will exercise their redemption rights for approximately $43.0 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $14.3 million left in the trust account.

(v)	Assuming Maximum Redemptions: This presentation assumes that all public shareholders holding 5,750,000 public shares will exercise their redemption rights for approximately $57.4 million of funds in the trust account. The maximum scenario assumes for illustrative purposes that there will be no funds left in the trust account.

The pro forma shares issued and outstanding of New SINGAUTO immediately after the Business Combination under the five redemption scenarios are as set forth in the table below.

	Assuming No Redemption		Assuming 25% Redemption		Assuming 50% Redemption		Assuming 75% Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Initial Shareholders(1)	1,667,625	1.3%	1,667,625	1.3%	1,667,625	1.3%	1,667,625	1.3%	1,667,625	1.4%
Public shareholders(2)	6,708,333	5.2%	5,270,833	4.2%	3,833,333	3.1%	2,395,833	1.9%	958,333	0.8%
SINGAUTO’s shareholders	120,000,000	93.5%	120,000,000	94.5%	120,000,000	95.6%	120,000,000	96.8%	120,000,000	97.8%
Total	128,375,958	100.0%	126,938,458	100.0%	125,500,958	100.0%	124,063,458	100.0%	122,625,958	100.0%

(1)	Includes (i) 1,437,500 shares converted from the BPAC Class B ordinary shares on a one-to-one basis, (ii) 197,250 Class A ordinary shares underlying the Private Placement Units, and (iii) 32,875 Class A ordinary shares issuable upon conversion of the private placement rights underlying the Private Placement Units.
(2)	Includes 958,333 shares to be issued upon consummation of the Business Combination upon conversion of the public rights outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2026

			Scenario 1			Scenario 2			Scenario 3			Scenario 4			Scenario 5
	SINGAUTO	BPAC	Assuming No Redemptions into Cash			Assuming 25% Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 75% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	As of March 31, 2026	As of June 30, 2026	Pro forma adjustment		Pro forma balance sheet	Pro forma adjustment		Pro forma balance sheet	Pro forma adjustment		Pro forma balance sheet	Pro forma adjustment		Pro forma balance sheet	Pro forma adjustment		Pro forma balance sheet

ASSETS
Current assets
Cash and cash equivalents	$45,022,608	$29,180	$57,363,789	A	$103,415,577	$(14,340,947)	H	$89,074,630	$(14,340,947)	I	$74,733,683	$(14,340,947)	J	$60,392,735	$(14,340,947)	K	$46,051,788
			1,000,000	G		-		-	-		-	-		-	-		-
Deposit— current	102,454	-	-		102,454	-		102,454	-		102,454	-		102,454	-		102,454
Prepayments	49,622	77,347	-		126,969	-		126,969	-		126,969	-		126,969	-		126,969
Amount due from related parties	317,474	-	-		317,474	-		317,474	-		317,474	-		317,474	-		317,474
Total current assets	45,492,158	106,527	58,363,789		103,962,474	(14,340,947)		89,621,527	(14,340,947)		75,280,580	(14,340,947)		60,939,632	(14,340,947)		46,598,685

Non-current assets
Property and equipment, net	1,169,851	-	-		1,169,851	-		1,169,851	-		1,169,851	-		1,169,851	-		1,169,851
Operating lease right-of-use assets	12,771,754	-	-		12,771,754	-		12,771,754	-		12,771,754	-		12,771,754	-		12,771,754
Deposits— non-current	713,041	-	-		713,041	-		713,041	-		713,041	-		713,041	-		713,041
Deferred merge costs	282,672	-	(282,672)	F	-	-		-	-		-	-		-	-		-
Demand deposit in Trust Account	-	58,809,205	(58,809,205)	A	-	-		-	-		-	-		-	-		-
Total non-current assets	14,937,318	58,809,205	(59,091,877)		14,654,646	-		14,654,646	-		14,654,646	-		14,654,646	-		14,654,646
TOTAL ASSETS	60,429,476	58,915,732	(728,088)		118,617,120	(14,340,947)		104,276,173	(14,340,947)		89,935,226	(14,340,947)		75,594,278	(14,340,947)		61,253,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued liabilities and other payables	1,022,517	295,416	(295,416)	A	3,622,517	-		3,622,517	-		3,622,517	-		3,622,517	-		3,622,517
			2,600,000	BB
Amount due to related parties	17,134,902	190,000	1,000,000	G	18,324,902	-		18,324,902	-		18,324,902	-		18,324,902	-		18,324,902
Operating lease liabilities — current	573,259	-	-		573,259	-		573,259	-		573,259	-		573,259	-		573,259
Total current liabilities	18,730,678	485,416	3,304,584		22,520,678	-		22,520,678	-		22,520,678	-		22,520,678	-		22,520,678

Non-current liabilities
Operating lease liabilities — non-current	13,981,428	-	-		13,981,428	-		13,981,428	-		13,981,428	-		13,981,428	-		13,981,428
Deferred underwriting fee payable	-	1,150,000	(1,150,000)	A	-	-		-	-		-	-		-	-		-
Total non-current liabilities	13,981,428	1,150,000	(1,150,000)		13,981,428	-		13,981,428	-		13,981,428	-		13,981,428	-		13,981,428

Total liabilities	32,712,106	1,635,416	2,154,584		36,502,106	-		36,502,106	-		36,502,106	-		36,502,106	-		36,502,106

Commitments and contingencies

Class A ordinary shares subject to possible redemption, 5,750,000 shares at redemption value of $9.98	-	56,226,115	(56,226,115)	B	-	-		-	-		-	-		-	-		-
Ordinary shares subject to possible redemption, 2,500,000 shares at redemption value of $0.8	2,000,000		(2,000,000)	D	-	-		-	-		-	-		-	-		-

Shareholders’ equity
Ordinary shares	12,761	-	674	B	12,838	(144)	H	12,694	(144)	I	12,551	(144)	J	12,407	(144)	K	12,263
			164	C
			250	D
			(1,011)	E
Class A ordinary shares	-	20	(20)	C	-	-		-	-		-	-		-	-		-
Class B ordinary shares	-	144	(144)	C	-	-		-	-		-	-		-	-		-
Additional paid in capital	51,778,116	836,020	(836,020)	C	109,575,683	(14,340,804)	H	95,234,879	(14,340,804)	I	80,894,076	(14,340,804)	J	66,553,272	(14,340,804)	K	52,212,469
			(1,455,168)	C
			56,225,441	B
			1,999,750	D
			1,011	E
			(282,672)	F
			1,309,205	AA
Retained earnings (Accumulated deficit)	(25,403,828)	218,017	2,291,188	C	(26,803,828)	-		(26,803,828)	-		(26,803,828)	-		(26,803,828)	-		(26,803,828)
			(1,309,205)	AA
			(2,600,000)	BB
Accumulated other comprehensive income	(669,679)	-	-		(669,679)	-		(669,679)	-		(669,679)	-		(669,679)	-		(669,679)
Total shareholders’ equity	25,717,370	1,054,201	55,343,443		82,115,014	(14,340,947)		67,774,067	(14,340,947)		53,433,120	(14,340,947)		39,092,172	(14,340,947)		24,751,225

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	60,429,476	58,915,732	(728,088)		118,617,120	(14,340,947)		104,276,173	(14,340,947)		89,935,226	(14,340,947)		75,594,278	(14,340,947)		61,253,331

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended March 31, 2026

			Scenario 1			Scenario 2		Scenario 3		Scenario 4		Scenario 5
	SINGAUTO	BPAC	Assuming No Redemptions into Cash			Assuming 25% Redemptions into Cash		Assuming 50% Redemptions into Cash		Assuming 75% Redemptions into Cash		Assuming Maximum Redemptions into Cash
	For the year ended March 31, 2026	For the year ended June 30, 2026	Pro forma adjustment		Pro forma income statement	Pro forma adjustment	Pro forma income statement	Pro forma adjustment	Pro forma income statement	Pro forma adjustment	Pro forma income statement	Pro forma adjustment	Pro forma income statement

Net revenues	$-	$-	$-		$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross profit	-	-	-		-	-	-	-	-	-	-	-	-

Operating expenses:
Selling and marketing expenses	(500,026)	-	-		(500,026)	-	(500,026)	-	(500,026)	-	(500,026)	-	(500,026)
General and administrative expenses	(3,893,360)	(1,045,136)	(2,600,000)	BB	(7,538,496)	-	(7,538,496)	-	(7,538,496)	-	(7,538,496)	-	(7,538,496)
Research and development expenses	(5,165,176)	-	-		(5,165,176)	-	(5,165,176)	-	(5,165,176)	-	(5,165,176)	-	(5,165,176)
Total operating expenses	(9,558,562)	(1,045,136)	(2,600,000))		(13,203,698)	-	(13,203,698)	-	(13,203,698)	-	(13,203,698)	-	(13,203,698)

Loss from operations	(9,558,562)	(1,045,136)	(2,600,000)		(13,203,698)	-	(13,203,698)	-	(13,203,698)	-	(13,203,698)	-	(13,203,698)

Interest earned on investment held in Trust Account	-	1,309,205	(1,309,205)	AA	-	-	-	-	-	-	-	-	-
Other income	307,973	-			307,973	-	307,973	-	307,973	-	307,973	-	307,973
Total other income, net	307,973	1,309,205	(1,309,205)		307,973	-	307,973	-	307,973	-	307,973	-	307,973

Income (loss) before income tax expense	(9,250,589)	264,069	(3,909,205)		(12,895,725)	-	(12,895,725)	-	(12,895,725)	-	(12,895,725)	-	(12,895,725)
Income tax expense	-	-	-		-	-	-	-	-	-	-	-	-
Net income (loss)	(9,250,589)	264,069	(3,909,205)		(12,895,725)	-	(12,895,725)	-	(12,895,725)	-	(12,895,725)	-	(12,895,725)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(700,681)	-	-		(700,681)	-	(700,681)	-	(700,681)	-	(700,681)	-	(700,681)
Other comprehensive loss	(700,681)	-	-		(700,681)	-	(700,681)	-	(700,681)	-	(700,681)	-	(700,681)

Comprehensive income (loss)	(9,951,270)	264,069	(3,909,205)		(13,596,406)	-	(13,596,406)	-	(13,596,406)	-	(13,596,406)	-	(13,596,406)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Under each of the scenarios of no redemption, the 25% redemption, the 50% redemption, the 75% redemption and the maximum redemption, the Business Combination transaction will be accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, BPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination transaction will be treated as the equivalent of SINGAUTO issuing stock for the net assets of BPAC, accompanied by a recapitalization. The net assets of BPAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with these accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet has been prepared using and should be read in conjunction with the following:

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2026.

The unaudited pro forma condensed combined statements of operations for the year ended March 31, 2026 give pro forma effect to the Business Combination as if it had been consummated on April 1, 2025, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that BPAC believes are reasonably under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. BPAC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations and financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of BPAC and SINGAUTO.

2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

A.	Adjustment to transfer investments held in trust account by BPAC into cash resources upon close of the Business Combination.

B.	Adjustment to (1) The reclassification of 5,750,000 BPAC Ordinary Shares subject to redemption into 5,750,000 Ordinary Shares. (2) The conversion of BPAC public rights and private placement rights upon merger completion, resulting in the issuance of 991,208 Ordinary Shares.

C.	Reclassification of BPAC historical shareholders’ equity on the consummation of the Business Combination.

D.	Reclassification of 2,500,000 SINGAUTO Ordinary shares subject to possible redemption into 2,500,000 Ordinary Shares.

E.	Conversion of SINGAUTO Ordinary shares into 120,000,000 Merger Consideration Share on the consummation of the Business Combination.

F.	Capitalization of SINGAUTO deferred merger costs on the consummation of the Business Combination.

G.	Adjustment to receive $1,000,000 unsecured and interest-free working capital advances from the SINGAUTO’s director and Chief Executive Officer.

H.	Represents 25% of the remaining public shares which is 1,437,500 are redeemed at a redemption price approximately $9.98 per share.

I.	Represents 50% of the remaining public shares which is 2,875,000 are redeemed at a redemption price approximately $9.98 per share.

J.	Represents 75% of the remaining public shares which is 4,312,500 are redeemed at a redemption price approximately $9.98 per share.

K.	Represents the maximum redemption scenario in which all outstanding public shares are redeemed at a redemption price of approximately $9.98 per share.

3. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

AA.	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

BB.	Represents SINGAUTO’s estimated transaction costs of $1,400,000 and BPAC’s estimated transaction costs of $1,200,000 prior to the Business Combination Closing.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for BPAC and SINGAUTO on a stand-alone basis and the unaudited pro forma condensed combined share information for the year ended March 31, 2026, after giving effect to the Business Combination, assuming:

A.	Assuming No Redemptions: This presentation assumes that no public shareholder exercises redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

B.	Assuming 25% Redemptions: This presentation assumes that public shareholders holding 1,437,500 public shares will exercise their redemption rights for approximately $14.3 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $43.0 million left in the trust account.

C.	Assuming 50% Redemptions: This presentation assumes that public shareholders holding 2,875,000 public shares will exercise their redemption rights for approximately $28.7 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $28.7 million left in the trust account.

D.	Assuming 75% Redemptions: This presentation assumes that public shareholders holding 4,312,500 public shares will exercise their redemption rights for approximately $43.0 million of funds in the trust account. This redemption scenario assumes for illustrative purposes that there will be approximately $14.3 million left in the trust account.

E.	Assuming Maximum Redemptions: This presentation assumes that all public shareholders holding 5,750,000 public shares will exercise their redemption rights for approximately $57.4 million of funds in the trust account. The maximum scenario assumes for illustrative purposes that there will be no funds left in the trust account.

This information is only a summary and should be read together with the selected historical financial information summary of BPAC and SINGAUTO and the historical financial statements and related notes of each of BPAC and SINGAUTO, in each case, that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of BPAC and SINGAUTO is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined loss per share information below does not purport to represent the loss per share which would have occurred had BPAC and SINGAUTO consummated a business combination during the period presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of BPAC and SINGAUTO would have been had BPAC and SINGAUTO consummated a business combination during the period presented.

			Pro Forma Combined
	SINGAUTO	BPAC	No Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	Maximum Redemptions

For the year ended March 31, 2026
Net income (loss)	$(9,250,589)	$264,069	$(12,895,725)	$(12,895,725)	$(12,895,725)	$(12,895,725)	$(12,895,725)
Basic and diluted weighted average shares outstanding	-	-	128,375,958	126,938,458	125,500,958	124,063,458	122,625,958
Basic and diluted net loss per share	$-	$-	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$(0.11)

Allocation of net income (loss), ordinary shares subject to possible redemption	$(177,748)	$1,265,063	$-	$-	$-	$-	$-
Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	2,500,000	3,607,534	-	-	-	-	-
Basic and diluted net income (loss) per share, ordinary shares subject to possible redemption	$(0.07)	$0.35	$-	$-	$-	$-	$-

Allocation of net loss, non-redeemable ordinary shares	$(9,072,841)	$(1,000,994)	$-	$-	$-	$-	$-
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	119,587,864	1,634,750	-	-	-	-	-
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.08)	$(0.61)	$-	$-	$-	$-	$-

DESCRIPTION OF BPAC’S SECURITIES

General

Pursuant to BPAC’s Existing Charter, conditionally adopted by special resolution passed on August 15, 2025 and effective immediately prior to the listing of our securities on Nasdaq on November 12, 2025, BPAC’s authorized share capital is $50,000 divided into two classes of shares as follows: (i) 450,000,000 Class A ordinary shares of par value $0.0001 each and (ii) 50,000,000 Class B ordinary shares of par value $0.0001 each. As of the Record Date, 5,947,250 BPAC Class A ordinary shares and 1,437,500 BPAC Class B ordinary shares were issued and outstanding. BPAC’s Existing Charter contains certain provisions related to BPAC’s status as a blank check company, including provisions relating to the operation of the trust account, the winding up of BPAC if it does not complete a business combination by the applicable deadline, and other provisions specific to BPAC’s status as a blank check company. The minimum number of directors is one and there is no maximum number of directors.

Units

Each unit consists of one Class A ordinary share and one right to receive one-sixth (1/6) of one Class A ordinary share upon the consummation of an initial business combination.

Each right entitles the holder thereof to receive one-sixth (1/6) of one Class A ordinary share upon completion of our initial business combination. We will not issue fractional shares in connection with an exchange of rights. Any fractional shares will either be rounded down to the nearest whole share. As a result, a holder must hold rights in multiples of six upon closing of a business combination.

Ordinary Shares

Holders of Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as otherwise required by law or the Existing Charter. Prior to the closing of an initial business combination, holders of Class B ordinary shares have the exclusive right to appoint and remove directors by ordinary resolution, and holders of Class A ordinary shares are not entitled to vote on the appointment or removal of directors during that time. Subject to the terms of the Existing Charter, the rights attaching to any class of shares may be varied only with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of that class. Unless otherwise specified in the Cayman Islands Companies Act, the Existing Charter or applicable stock exchange rules, matters submitted to shareholders are approved by the affirmative vote of a majority of the votes cast by the holders of ordinary shares present and entitled to vote thereon. There is no cumulative voting with respect to the election of directors. Shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds lawfully available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 450,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Islands Companies Act for us to hold annual or general meetings or elect directors. We may not hold an annual meeting of shareholders prior to the consummation of our initial business combination.

If we seek shareholder approval, we will consummate our initial business combination only if a majority of the outstanding ordinary shares voted are voted in favor of the business combination. BPAC Class B ordinary shares will automatically convert into BPAC Class A ordinary shares at the time of the initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right, share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustments as provided herein and in BPAC’s Existing Charter. In connection with any vote held to approve our initial business combination, BPAC’s Sponsor, officers and directors have entered into a Letter Agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares.

We will provide our Class A public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described in the initial public offering prospectus. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares.

Pursuant to our Existing Charter, if we do not consummate our initial business combination by February 13, 2027 (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our insiders have agreed to waive their rights to share in any distribution with respect to their founder shares and private placement shares if we fail to complete our initial business combination within 15 months from the closing of our initial public offering. However, if our Sponsor acquires public shares after the IPO through open market purchases, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of BPAC after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses) upon the completion of our initial business combination, subject to certain limitations as described in this proxy statement/prospectus.

Rights

Each holder of a right will receive one-sixth (1/6) of one Class A ordinary share upon consummation of our initial business combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial business combination. The Merger Agreement provides for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the one-sixth (1/6) share underlying each right (without paying any additional consideration) upon consummation of the business combination.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of our initial business combination, we will direct registered holders of the rights to return their rights to our rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such business combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the rights upon consummation of our initial business combination. Other than confirming that the rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). We will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands law. As a result, you must hold rights in multiples of six in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Accordingly, the rights may expire worthless.

DESCRIPTION OF PUBCO’S SHARE CAPITAL

In this section, unless the context otherwise requires, the terms “we,” “our,” “our company” and “us” refer to PubCo following the Business Combination.

A summary of the description of PubCo’s share capital and material provisions of the Amended PubCo Articles immediately following the consummation of the Business Combination is described below. This summary is not complete and should be read together with the Amended PubCo Articles, a copy of which is appended to this proxy statement/prospectus as Annex B. PubCo is a Cayman Islands exempted company with limited liability and immediately following consummation of the Business Combination, its affairs will be governed by the Amended PubCo Articles, as amended from time to time, the Cayman Companies Act, and the common law of the Cayman Islands.

Ordinary Shares

Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

As of the date of this proxy statement/prospectus, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each. As of the date of this proxy statement/prospectus, there is one (1) share issued and outstanding.

Subject to the provisions of the Cayman Companies Act and our Amended PubCo Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot, with or without confirming rights of renunciation, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Amended PubCo Articles:

●	the directors may pay interim dividends or recommend final dividends in accordance with the respective rights of our shareholders if it appears to them that they are justified by the financial position of us and that such dividends may lawfully be paid; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

A resolution put to the vote of our general meeting shall be decided on a poll. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share, unless otherwise provided by the terms of issue of the shares of that class, may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class. For purposes of a separate class meeting, the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one-third of the issued shares of the class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class. The rights conferred on the shareholder holding shares of any class shall also not be deemed to be varied by our consolidation and division of only one class of shares, without consolidating or dividing any other class of shares.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall, subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made, pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares, whether fully paid up or not, registered in the name of a shareholder, whether solely or jointly with others. The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Amended PubCo Articles. We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given as prescribed by the Amended PubCo Articles and, within 14 clear days of the date on which the notice is deemed to be given under the Amended PubCo Articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by us.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited. If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited, which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture. The board may determine that any share the subject of that notice be accepted by us as surrendered by the shareholder holding that share in lieu of forfeiture.

A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the directors think fit. A person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding such forfeiture or surrender, remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount. A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares. When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie, or partly in one and partly in the other, if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Amended PubCo Articles and provided that a transfer of ordinary shares complies with applicable rules of the designated stock exchange, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the designated stock exchange or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the designated stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate, if any, for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the ordinary share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 clear days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records, except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company. Under the Amended PubCo Articles, no shareholder, other than a director, shall have any right of inspecting any account or book or document of our company except as conferred by the Cayman Companies Act or as authorized by the directors or by ordinary resolution.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not unless required by the applicable rules of the designated stock exchange be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who together hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Amended PubCo Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days, in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. In addition, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more shareholders who together hold at least five percent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting, which shall include as an item of business the appointment of additional directors.

At least five clear days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence, whether in person or represented by proxy, of one or more shareholders holding shares that represent not less than one-third of the votes attached to the outstanding shares carrying the right to vote at such general meeting. If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes from the time appointed for the adjourned meeting, then the shareholders present in person or by proxy at the meeting shall constitute a quorum. The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Amended PubCo Articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairman directs. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Directors

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director. Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine. The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution. A director may at any time resign from office by giving us notice in writing or, if permitted pursuant to the notice provisions, in an electronic record. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Amended PubCo Articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors, not being less than two in number, to vacate office, without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director;

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the prior consent from the chairman of the board, or, if no chairman is appointed, the chairman of such meetings of directors, he is absent from three consecutive meetings of directors without any reasonable explanation.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and the Amended PubCo Articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors.

For so long as any class of our shares are listed on a designated stock exchange, the board of directors shall, if required by the rules of the designated stock exchange, establish an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities, with power to sub-delegate, for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the Amended PubCo Articles. The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking, if any, or any subsidiary undertaking of us or of any third party.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest. After such notice, subject to the applicable listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend, whether or not those profits are available for distribution; or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the Amended PubCo Articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

No shareholder shall be compelled to accept any assets if an obligation attaches to them. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each shareholder, which:

●	distinguishes each share by its number, so long as the share has a number;

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each shareholder;

●	confirms the number and category of shares held by each shareholder; and

●	confirms whether each relevant category of shares held by a shareholder carries voting rights under the Amended PubCo Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein, meaning that the register of members will raise a presumption of fact on the matters referred to above unless rebutted, and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Following consummation of the Business Combination, our register of members will be updated to record and give effect to the issuance of shares by us pursuant to the Business Combination. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved, or any shareholder of our company or our company itself, may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Amendment of Memorandum and Articles

Subject to the Cayman Companies Act, we may by special resolution change our name or amend the provisions of our memorandum of association with respect to our objects, powers or any other matter specified in the memorandum of association. Subject to the Cayman Companies Act and as provided in the Amended PubCo Articles, we may by special resolution amend the Amended PubCo Articles in whole or in part.

COMPARISON OF YOUR RIGHTS AS A HOLDER OF BPAC’S CLass A ordinary SHARES AND
YOUR RIGHTS AS A POTENTIAL HOLDER OF PubCo ordinary shareS

The rights of the shareholders of BPAC and the relative powers of the BPAC board of directors are governed by Cayman Islands laws and BPAC’s Existing Charter. As a result of the Merger Agreement, each BPAC Class A ordinary share issued and outstanding (other than dissenting shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one PubCo ordinary share. Each PubCo ordinary share will be issued in accordance with, and subject to the rights and obligations of, the Amended PubCo Articles, in substantially the form attached hereto as Annex B. Because PubCo will be, at the Effective Time, an exempted company incorporated under the laws of the Cayman Islands, the rights of the shareholders of PubCo will then be governed by Cayman Islands law and the Amended PubCo Articles.

Many of the principal attributes of the PubCo ordinary shares and BPAC Class A ordinary shares will be similar. However, there are differences between BPAC’s Existing Charter and the Amended PubCo Articles.

The following is a summary of comparison of the material differences between the rights of BPAC shareholders under BPAC’s Existing Charter, and the rights of PubCo shareholders under the Amended PubCo Articles. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or Nasdaq listing requirements or of PubCo or BPAC’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Amended PubCo Articles, BPAC’s Existing Charter and applicable Cayman Islands law.

	PubCo	BPAC
Authorized and Outstanding Capital Stock	PubCo’s share capital is $50,000 divided into 500,000,000 Ordinary Shares of par value $0.0001 each.	BPAC’s share capital is $50,000 divided into two classes of shares as follows: (a) 450,000,000 Class A ordinary shares of par value $0.0001 each and (b) 50,000,000 Class B ordinary shares of par value $0.0001 each.

Meeting of Shareholders	The board of directors of PubCo (the “PubCo Board”), by resolution of directors, may convene meetings of the members of PubCo at such times and in such manner as the PubCo Board considers necessary or desirable. The PubCo Board may, whenever it thinks fit, call general meetings, and they shall on a shareholders’ requisition by members entitled to exercise at least ten percent of the voting rights in respect of the matter for which the meeting is being requested, forthwith proceed to convene a general meeting of PubCo.	The directors may call a general meeting at any time. The directors must also call a general meeting if requisitioned in writing by one or more shareholders who together hold at least 10% of the rights to vote at such general meeting, in accordance with BPAC’s Existing Charter. To the extent required by Nasdaq, an annual general meeting of BPAC shall be held no later than one year after the first financial year end occurring after the IPO, and in each year thereafter at such time as determined by the directors.

Quorum

A meeting of members is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than one-third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

If, within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same time and place seven days hence, or to such other time and place as the PubCo Board may determine, and if a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy at the meeting shall constitute a quorum.

If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy form, shall constitute a valid resolution of members.

No business shall be transacted at any general meeting unless a quorum is present. A quorum consists of one or more shareholders who together hold not less than one-third of the issued and outstanding shares entitled to attend and vote at the meeting and who are present in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative).

Notice of Meetings	A director shall be given reasonable notice of a PubCo Board meeting, but a PubCo Board meeting held without reasonable notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (except where a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not properly called). The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.	At least five days’ notice of a general meeting must be given to shareholders entitled to attend and vote thereat, subject to the provisions of BPAC’s Existing Charter regarding shorter notice and waiver.

The PubCo Board convening a meeting of members shall give not less than five clear days’ written notice of such meeting to: (a) those members whose names on the date the notice is given appear as members in the share register of members of PubCo and are entitled to vote at the meeting. A meeting of members held in contravention of the requirement above is valid if members holding at least ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure of the PubCo Board to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

Charter Amendments	Subject to the Cayman Islands Companies Act, PubCo may, by special resolution, amend its memorandum and articles of association in whole or in part.	Subject to the Cayman Islands Companies Act and BPAC’s Existing Charter, BPAC may amend its memorandum and articles of association by special resolution of shareholders. In addition, no amendment may be made to BPAC’s Existing Charter to amend Article 36 prior to a Business Combination unless holders of public shares are provided with the opportunity to redeem their public shares upon approval of such amendment in the manner and for the price set out in Article 36.11, and no amendment may be made to Article 33.2 during the Target Business Acquisition Period.

Size of Board, Election of Directors

The maximum number of directors may be fixed either by a resolution of directors or a resolution of members.

PubCo may by a resolution of directors or resolution of members appoint any person to be a director.

The minimum number of directors shall be one and there shall be no maximum number of directors. A director is not required to hold a share in BPAC as a qualification to office.

Prior to the closing of a business combination, holders of BPAC Class B ordinary shares have the exclusive right, by ordinary resolution, to appoint and remove directors, and holders of BPAC Class A ordinary shares have no right to vote on the appointment or removal of directors during that period.

Removal of Directors	A director may be removed by ordinary resolution of PubCo or a majority of the other directors (not being less than two in number).	Following the closing of a Business Combination, directors may be appointed by ordinary resolution of shareholders, and the directors may also appoint a person to fill a vacancy or as an additional director in accordance with BPAC’s Existing Charter. Following the closing of a Business Combination, a director may be removed from office by ordinary resolution of shareholders.

Board Vacancies and Newly Created Directorships	The PubCo Board may appoint one or more directors to fill a vacancy on the PubCo Board.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

After the closing of a business combination, the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

Directors’ Interests

A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by PubCo, disclose the interest to the PubCo Board, unless the transaction or proposed transaction (a) is between the director and PubCo and (b) is to be entered into in the ordinary course of PubCo’s business and on usual terms and conditions. A disclosure is not made to the PubCo Board unless it is made or brought to the attention of every director on the PubCo Board.

A director who is interested in a transaction entered into or to be entered into by PubCo may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of PubCo, or do any other thing in his capacity as director that relates to the transaction.

Pursuant to BPAC’s Existing Charter, a director who has disclosed the nature and extent of any material interest in a transaction or arrangement may vote on the matter, be counted in the quorum, attend meetings at which the matter is considered, and otherwise act in his or her capacity as a director in relation to that transaction or arrangement, and, subject to the Cayman Islands Companies Act and BPAC’s Existing Charter, such transaction or arrangement will not be liable to be avoided solely by reason of such interest.

A transaction entered into by PubCo in respect of which a director is interested is voidable by PubCo unless the director complies with the disclosure required above.

Borrowing Powers of Directors	The PubCo Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of PubCo. The PubCo Board may exercise all such powers of PubCo as are not by the Cayman Islands Companies Act or by the memorandum and articles of PubCo required to be exercised by the members of PubCo. Accordingly, the PubCo Board is empowered to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations on behalf of PubCo.	The directors of BPAC may by resolution of directors exercise all the powers of BPAC to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of BPAC or of any third party, provided always that if the same occurs prior to the consummation of a business combination, BPAC must first obtain from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in its trust account.

Right to Dividends

Subject to the Cayman Islands Companies Act and the Amended PubCo Articles, the PubCo Board may, by resolution of directors, authorize dividends to members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the dividends, PubCo will be able to pay its debts as they fall due.

Subject to the Cayman Islands Companies Act, PubCo may also by ordinary resolution authorize dividends but no dividend shall exceed the amount recommended by the directors.

Subject to BPAC’s Existing Charter, the directors may, by resolution of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of BPAC’s assets will exceed its liabilities and BPAC will be able to pay its debts as and when they fall due.

Dividends may be paid in money, shares, or other property.

BPAC may, by resolution of directors, from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of BPAC, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of BPAC’s assets will exceed its liabilities and BPAC will be able to pay its debts as and when they fall due.

Notice in writing of any dividend that may have been declared shall be given to each shareholder. Any dividend that remains unclaimed for six years after it became due for payment may be forfeited to BPAC. No dividend shall bear interest as against BPAC.

Rights of ordinary shares	Save and except expressly provided in the Memorandum, Holders of ordinary shares shall have the same rights, preferences, privileges and restrictions, and shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at a meeting of the members or on any resolution of members of PubCo.	Subject to BPAC’s Existing Charter, holders of BPAC Class A ordinary shares and BPAC Class B ordinary shares vote together as a single class, with each share entitling the holder to one vote on matters submitted to shareholders, except that prior to the closing of a Business Combination, holders of BPAC Class B ordinary shares have the exclusive right to appoint and remove directors.

BPAC Class B ordinary shares are convertible into BPAC Class A ordinary shares at any time at the option of the holder and automatically upon the closing of a Business Combination, in each case in the manner and at the conversion ratio provided in BPAC’s Existing Charter, including the anti-dilution adjustments set out therein. Holders of BPAC Class B ordinary shares also have the exclusive right to appoint and remove directors prior to a Business Combination.

Comparison of Rights of SINGAUTO Shareholders and PubCo Shareholders Following the Business Combination

The following table summarizes certain material differences between the rights of SINGAUTO shareholders before the Business Combination and the rights of such shareholders as holders of PubCo ordinary shares following the Business Combination. Before the Business Combination, the rights of SINGAUTO shareholders are governed by SINGAUTO’s memorandum and articles of association and Cayman Islands law. Following the Acquisition Merger, SINGAUTO shareholders who receive PubCo ordinary shares will no longer hold direct equity interests in SingAuto and will instead hold PubCo ordinary shares, with their rights governed by the Amended PubCo Articles and Cayman Islands law.

	PubCo	SINGAUTO
Authorized and Outstanding Capital Stock	PubCo’s share capital is $50,000 divided into 500,000,000 Ordinary Shares of par value $0.0001 each.	SINGAUTO’s share capital is $50,000 divided into 500,000,000 shares of a nominal or par value of $0.0001 each.

Meeting of Shareholders	The board of directors of PubCo (the “PubCo Board”), by resolution of directors, may convene meetings of the members of PubCo at such times and in such manner as the PubCo Board considers necessary or desirable. The PubCo Board may, whenever it thinks fit, call general meetings, and they shall on a shareholders' requisition by members entitled to exercise at least ten percent of the voting rights in respect of the matter for which the meeting is being requested, forthwith proceed to convene a general meeting of PubCo.	The directors of SINGAUTO, whenever they consider necessary or desirable, may convene meetings of the members of SINGAUTO. The directors shall convene a meeting of members upon the written requisition of any members entitled to attend and vote at a general meeting of SINGAUTO who hold not less than 10% of the paid up voting share capital of SINGAUTO in respect of the matter for which the meeting is requested.

Quorum	A meeting of members is properly constituted if at the commencement of the meeting there are present one or more shareholder in person or by proxy holding not less than one-third of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If, within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same time and place seven days hence, or to such other time and place as the PubCo Board may determine, and if a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy at the meeting shall constitute a quorum.	No business shall be transacted at any general meeting of SINGAUTO unless a quorum of members is present at the time when the meeting proceeds to business. A quorum consists of one or more members present in person or by proxy holding at least a majority of the paid up voting share capital of SINGAUTO. If SINGAUTO has only one member, that only member present in person or by proxy shall be a quorum for all purposes.

Notice of Meetings	The PubCo Board convening a meeting of members shall give not less than five clear days' written notice of such meeting to members entitled to vote at the meeting. A meeting of members held in contravention of the notice requirement is valid if members holding at least ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and the inadvertent failure of the PubCo Board to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.	At least seven days' notice specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given to persons entitled to receive notices from SINGAUTO. A meeting of members held in contravention of the notice requirement shall be deemed to have been validly held if all members entitled to receive notice of such meeting and attend and vote thereat consent to shorter notice or no notice. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member shall not invalidate the proceedings at any meeting.

Size of Board, Election of Directors

The maximum number of directors may be fixed by an ordinary resolution of members. Unless fixed by an ordinary resolution, the maximum number of directors shall be unlimited.

PubCo may by a resolution of directors or resolution of members appoint any person to be a director.

Unless and until otherwise determined by an ordinary resolution of SINGAUTO, the directors shall not be less than one in number, and there shall be no maximum number of directors.

SINGAUTO may by ordinary resolution appoint any person to be a director. The directors of SINGAUTO also have power at any time and from time to time to appoint any other person as a director, either to fill a casual vacancy or as an additional director, subject to the maximum number, if any, imposed by SINGAUTO by ordinary resolution.

Removal of Directors	A director may be removed by ordinary resolution of PubCo or by a majority of the other directors (not being less than two in number).	A director of SINGAUTO holds office until such time as he is removed from office by SINGAUTO by ordinary resolution.

Directors' Interests	A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by PubCo, disclose the interest to the PubCo Board, subject to the exceptions set forth in the Amended PubCo Articles. A director who is interested in a transaction entered into or to be entered into by PubCo may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum.	A director of SINGAUTO who is in any way, whether directly or indirectly, interested in a contract or proposed contract with SINGAUTO shall declare the nature of his interest at a meeting of the directors. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and, if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which such contract or proposed contract or arrangement is considered.

Right to Dividends

Subject to the Cayman Islands Companies Act and the Amended PubCo Articles, the PubCo Board may, by resolution of directors, authorize dividends to members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the dividends, PubCo will be able to pay its debts as they fall due.

Subject to the Cayman Islands Companies Act, PubCo may also by ordinary resolution authorize dividends but no dividend shall exceed the amount recommended by the directors. Dividends may be paid in money, shares, or other property.

Subject to any rights and restrictions for the time being attached to any class or classes of shares, the directors of SINGAUTO may from time to time declare dividends, including interim dividends, and other distributions on shares of SINGAUTO in issue and authorize payment of the same out of the funds of SINGAUTO lawfully available therefor. SINGAUTO may by ordinary resolution declare final dividends, but no dividend shall exceed the amount recommended by the directors. The directors may make such payment either in cash or in specie.
Rights of Ordinary Shares	Save and except as expressly provided in the Amended PubCo Articles, holders of ordinary shares shall have the same rights, preferences, privileges and restrictions, and shall at all times vote together as one class on all resolutions submitted to a vote by the members. Each ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at a meeting of the members or on any resolution of members of PubCo.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, on a show of hands every member of SINGAUTO present in person and every person representing a member by proxy shall have one vote, and on a poll every member and every person representing a member by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. A resolution put to the vote of a SINGAUTO general meeting shall be decided on a show of hands by a simple majority unless a poll is duly demanded. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote.

Transfer of Shares	Subject to the Amended PubCo Articles and provided that such transfer complies with applicable rules of the designated stock exchange, a member may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the designated stock exchange, if such shares are listed on the designated stock exchange, or in any other form approved by the directors. Where the shares of any class in question are not listed on or subject to the rules of any designated stock exchange, the directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which PubCo has a lien and may also decline to register any such transfer in the circumstances specified in the Amended PubCo Articles.	Subject to such restrictions of the SINGAUTO’s memorandum and articles of association, as may be applicable, any member of SINGAUTO may transfer all or any of his shares by an instrument in writing in any usual or common form or any other form which the directors may approve. The directors of SINGAUTO may, in their absolute discretion, decline to register any transfer of any share, whether or not it is a fully paid share, without assigning any reason for so doing.

TRADING MARKET AND DIVIDENDS

BPAC

BPAC’s Units, Class A ordinary shares and public rights are listed on The Nasdaq Capital Market under the symbols “BPACU,” “BPAC” and “BPACR,” respectively. The Units commenced trading on or about November 12, 2025, and the Class A ordinary shares and public rights commenced separate trading on The Nasdaq Capital Market on or about January 6, 2026.

BPAC’s Dividend Policy

BPAC has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon BPAC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the Combined Company’s board of directors. It is the present intention of the BPAC Board to retain all earnings, if any, for use in its business operations and, accordingly, the BPAC Board does not anticipate declaring any dividends in the foreseeable future.

SINGAUTO

Information regarding SINGAUTO is not provided because there is no public market for SINGAUTO’s ordinary shares.

Combined Company

Dividend Policy

Following completion of the Business Combination, the Combined Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Combined Company retain its earnings for use in business operations and accordingly, we do not anticipate Combined Company’s board of directors declaring any dividends in the foreseeable future.

BPAC’S DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

BPAC’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position
William Rosenstadt	58	Chairman and Chief Executive Officer
Kulwant Sandher	64	Chief Financial Officer
Yarona Yieh	40	Independent Director
Scott Silverman	56	Independent Director
Steven Sanders	81	Independent Director

William Rosenstadt, our chairman and chief executive officer, has been a practicing corporate and securities lawyer since 1995. Mr. Rosenstadt is also the founding member and the managing partner of Ortoli Rosenstadt LLP, an international law firm, formed in 2006. Mr. Rosenstadt received his Juris Doctorate from Benjamin N. Cardozo School of Law in 1995 and his Bachelor of Arts from Syracuse University in 1990.

Kulwant Sandher, our Chief Financial Officer, is a Chartered Professional Accountant with over 25 years of experience in business and finance. Mr. Sandher graduated from Queen Mary, University of London (formerly known as Queen Mary College) in 1986 with a B.Sc. (Eng.) in Avionics. Mr. Sandher became a Chartered Accountant in England in 1991 and received his Chartered Professional Accountant designation in Canada in 1997. Mr. Sandher has considerable private and public company experience. He serves as CFO of Norsemont Mining Inc. (CSE: NOM) a position he has held since April 2018, and Smart Cool Technologies Inc., a position he has held since October 2019. Mr. Sandher has served as CFO of Vision Marine Technologies Inc., a Nasdaq listed electric outboard engine manufacturer from June 2019 to February 2024; CFO of ElectraMeccanica Vehicles Corp., a Nasdaq listed electric car manufacturer from June 2016 to November 2018; as CFO of MineSense Technologies Inc. from August 2013 until July 2015; as CFO of Alba Mineral Ltd. from June 2017 to April 1, 2018; as CFO of Delta Oil & Gas from October 2008 to September 2017; as CFO of Astorius Resources Ltd. from June 2017 to February 1, 2018; as CFO of Hillcrest Petroleum from December 2011 to April 2015; as CFO of Intigold Mines Ltd. from December 2010 to April 2017; and as COO & CFO for Marketrend Interactive Inc., from March 2004 to March 2006. Currently, Mr. Sandher serves as President of Hurricane Corporate Services Ltd. and as CFO of Norsemont Mining Inc., (TSX-V). Furthermore, Mr. Sandher served as a director of The Cloud Nine Education Group Inc from December 2015 to August 2022. Prior to August 2013, Mr. Sandher had also served as CFO of several publicly listed companies, including Hillcrest Petroleum (TSX-V), Millrock Resources Inc. (TSX-V) and St. Elias Mines (TSX-V).

Yarona Yieh serves as a member of our board of directors. Yarona Yieh has been a practicing corporate and securities lawyer since 2008. She became a partner at Ortoli Rosenstadt LLP in January 2025, having previously served as counsel at the firm from August 2017 to December 2024. Ms. Yieh earned her Master of Law from Benjamin N. Cardozo School of Law in 2007 and her Bachelor of Law from China University of Political Science and Law in 2006.

Scott Silverman serves as a member of our board of directors. Mr. Silverman has over 30 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman is one of the founders, and since 2007, has served and currently serves as President and CEO of Thornhill Advisory Group, Inc., a multi-national corporate financial management and advisory firm serving clients around the world, and Thornhill Holdings, Ltd, a private equity firm that focuses its investments in the hospitality, technology, construction, real estate and healthcare sectors. He also, since November 2023, has served and currently serves as the CFO and a director of Ludwig Enterprises, Inc. a biotech company that specializes in genetic based diagnostics. Additionally, he currently serves as the CFO of Vitae Group, Inc., a global insurance brokerage, since December 2022, AP Capital, a private equity and advisory firm, since 2017 and CompEquip Solutions, a durable medical equipment company, since 2018. Mr. Silverman is also a director nominee of Muliang Viagoo Technology, Inc. (OTC: MULG). From November 2023 to September 2024, he served as the CFO of Vocodia Holdings, Inc (OTC: VHAI), a publicly traded artificial intelligence software company, and from August 2021 through April 2022 as the CFO of Sidus Space, Inc., (NASDAQ: SIDU), a publicly traded Space-as-a-Service company, both of which in his capacities, he oversaw their IPOs. From October 2018 through February 2024, Mr. Silverman also served as the CFO of Healthsnap, Inc. a healthcare Software as a Service (SaaS) platform on the cutting edge of remote patient monitoring and chronic care management and from November 2018 through February 2023 as the CFO of Riverside Miami, LLC, a mixed-use restaurant and entertainment project in Miami, Florida. He has a bachelor’s degree in finance from George Washington University and a master’s degree in accounting from NOVA Southeastern University. We believe that Mr. Silverman is qualified to serve on our board by reasons of the above mentioned professional experiences and qualifications, specifically as it relates to financial management, accounting controls and financial strategy.

Steven Sanders serves as a member of our board of directors. Steven Sanders is a retired corporate and securities lawyer who practiced for more than 45 years. He received his Juris Doctorate from Cornell University Law School in 1977 and retired as a senior partner of Sanders, Ortoli, Vaughn-Flam, Rosenstadt LLP in 2021. Steven sits on the boards of Helijet International Inc., the largest scheduled helicopter service in North America and Avalon Globocare Corp. (Nasdaq: ALBT), a Nasdaq listed healthcare provider.

Audit Committee

BPAC’s Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and consists of Ms. Yieh, Mr. Silverman and Mr. Sanders, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Mr. Silverman serves as chairman of the Audit Committee. Our Board has determined that Mr. Silverman qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transactions; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

BPAC’s Compensation Committee consists of Ms. Yieh, Mr. Silverman and Mr. Sanders, each of whom is an independent director. Mr. Silverman serves as chairman of the Compensation Committee. Pursuant to our Compensation Committee charter, the functions of the Compensation Committee include, but not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual reports disclosure requirements;

●	approving all special prerequisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

BPAC’s Nominating Committee consists of Ms. Yieh, Mr. Silverman and Mr. Sanders, each of whom is an independent director under Nasdaq’s listing standards. Ms. Yieh is the chair of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in BPAC’s Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Employment Agreements

BPAC has not entered into any employment agreements with its executive officers and has not made any agreements to provide benefits upon termination of employment.

On November 11, 2025, BPAC entered into a consulting agreement with Hurricane Corporate Services Ltd. (the “Consultant”), a consulting company controlled by Kulwant Sandher, BPAC’s Chief Financial Officer. Pursuant to the consulting agreement, BPAC has engaged the Consultant to provide Chief Financial Officer services to BPAC, at the monthly fee of $3,000 plus reimbursable expenses actually incurred by the Consultant. The consulting agreement has a duration of three months commencing on the execution date and is automatically renewed for additional three month terms unless sooner terminated in accordance with its terms. The consulting agreement provides that each party will indemnify the other for any breach of the agreement or any negligent or wrongful act or omission by the indemnifying party.

Executive Officers and Director Compensation

In November 2025, BPAC orally agreed to pay each of its directors $7,500 per quarter as compensation for board services. Such agreement may be terminated by BPAC at any time. In addition, the Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. On November 11, 2025, BPAC entered into a consulting agreement (the “Consulting Agreement”) with Hurricane Corporate Services Ltd. (the “Consultant”), a consulting company controlled by Kulwant Sandher, BPAC’s Chief Financial Officer. Pursuant to the Consulting Agreement, BPAC has engaged the Consultant to provide Chief Financial Officer services to the Company, at the monthly fee of $3,000 plus reimbursable expenses actually incurred by the Consultant. The Consulting Agreement has a duration of three months commencing on the execution date and is automatically renewed for additional three month terms unless sooner terminated in accordance with its terms. The Consulting Agreement provides that each party will indemnify the other for any breach of the agreement or any negligent or wrongful act or omission by the indemnifying party.

No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by BPAC to the Sponsor, officers and directors, or any affiliate of BPAC’s Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. BPAC’s audit committee will review on a quarterly basis all payments that were made to BPAC’s Sponsor, officers or directors, or BPAC’s or their affiliates.

Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, BPAC’s does not expect to have any additional controls in place governing our reimbursement payments to BPAC’s directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different classes of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care. This duty has been defined as a requirement to act as a reasonably diligent director having both the general knowledge, skill and experience that may reasonably be expected of a director carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, pursuant to BPAC’s Existing Charter, so long as a director has disclosed any interests in a transaction entered into or to be entered into by BPAC to the board of directors he/she may: vote on a matter relating to the transaction; attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and sign a document on behalf of our company, or do any other thing in his capacity as a director, that relates to the transaction. Furthermore, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our Sponsor and its affiliates(s) as well as each of BPAC’s directors and officers presently have, and in the future any of our Sponsor and its affiliate(s), BPAC’s directors and BPAC’s officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such Sponsor, affiliates(s), officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Cayman Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our amended and restated memorandum and articles of association provides that, subject to his or her fiduciary duties under Cayman Islands law, we renounce our interest or expectancy in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.

Our Sponsor, officers and directors may in the future sponsor or participate in the formation of, or become a sponsor, an officer or director of, other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments, may present additional conflicts of interest in determining to which entity a particular business opportunity should be presented, in pursuing an initial business target and in allocating their time to devote to our affairs. As a result, our Sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.

When you consider the recommendation of the BPAC Board in favor of adoption of the Business Combination and the related Proposals, you should keep in mind that the Sponsor (which is affiliated with certain of BPAC’s directors and officers) and BPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder generally, including but not limited to the following

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	The fact that the Sponsor, directors or officers or their affiliates have agreed to vote their BPAC ordinary shares in favor of the Business Combination.

●	Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to our founder shares, private placement shares and public shares in connection with the consummation of our initial business combination. Additionally, Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 15 months after the closing of our initial public offering. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the Private Placement Units held in the trust account will be used to fund the redemption of our public shares and rights will expire worthless. With certain limited exceptions, the founder shares and the Private Placement Units and the Class A ordinary shares underlying such units will not be transferable, assignable or salable by our Sponsor until the earlier of (a) 180 days after the completion of our initial business combination and (b) the date on which we consummate a liquidation, merger, share exchange, reorganization, or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, such shares will be released from lock-up if the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own ordinary shares and rights of PubCo, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. Our Sponsor and its affiliates will retain 1,667,625 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 1.4% in the combined company, assuming maximum redemption by our public shareholders and assuming the issuance of 120,000,000 PubCo ordinary shares to the SINGAUTO shareholders. Such ordinary shares had an aggregate market value of approximately $[●], based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026.

●	If an initial business combination is not completed, the Company will be required to liquidate. In such event, (i) 1,437,500 BPAC Class B ordinary shares held by the Sponsor, which were acquired by the Sponsor prior to the IPO for an aggregate purchase price of approximately $0.017, or $25,000 in the aggregate, and (ii) all 197,250 Private Placement Units purchased by the Sponsor in a private placement that closed simultaneously with the closing of the IPO and the partial over-allotment option, for an aggregate purchase price of $10.00 per units, or $1,972,500 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption of distribution from the Trust Account with respect to such securities. The BPAC Class B ordinary shares had an aggregate market value of approximately $[●] million, based on the closing price of the BPAC Class A ordinary shares of $[●] per share on Nasdaq on [●], 2026. The Private Placement Units had an aggregate market value of approximately $[●] million, based on the closing price of the BPAC units of $[●] per BPAC unit on Nasdaq on [●], 2026. The Sponsor, its affiliates, or promoters, and members of our management team waived their redemption rights and liquidation rights in connection with the purchase of the founder shares and the Private Placement Units, and no other consideration was paid for such agreement. Since our Sponsor, its affiliates and promoters, officers and directors will lose their entire investment in us if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

●	The exercise of BPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

●	If BPAC is unable to complete an initial business combination within the required time period, our Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BPAC for services rendered or contracted for BPAC. If BPAC consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

●	Our Sponsor intends to transfer 25,000 of its founder shares to our Chief Financial Officer at the consummation of an initial business combination. If we do not complete our initial business combination, Mr. Sandher will not receive such compensation and all founder shares held by our Sponsor, officers and directors will become worthless. Accordingly, there may exist a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our Sponsor will have the right, but not the obligation, to designate, or cause to be designated, one (1) independent director to serve on PubCo’s five-person board of directors. Roy Jiang, the 50% legal and beneficial owner of our Sponsor, is expected to serve as PubCo’s independent director upon the closing of the Business Combination, and to receive compensation and benefits from PubCo for such services. See the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

●	The Sponsor may make loans from time to time to BPAC to fund certain capital requirements. If our Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at the price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. If we do not complete the Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. Since BPAC will not repay such loans if BPAC does not complete a business combination, a conflict of interest may arise. As of June 30, 2026, no such working capital loans were outstanding.

●	The Sponsor and BPAC’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on BPAC’s behalf, such as identifying and investigating possible business targets and business combinations. Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account. If the proposed Business Combination is not completed by February 13, 2027 (unless a further extension has been approved by shareholders as allowed under BPAC’s Existing Charter), they will not have any claim against the Trust Account for reimbursement. Accordingly, BPAC may not be able to reimburse these expenses, and the Sponsor and BPAC’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period.

●	BPAC’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

●	The Merger Agreement provides for the continued indemnification of BPAC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination covering BPAC’s current directors and officers.

●	Our Sponsor and its affiliates can earn a positive rate of return on their investment, even if other BPAC shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, BPAC’s public shareholders who purchased shares in the IPO, would have a loss of $5.00 per share, while BPAC’s Sponsor would have a gain of approximately $4.98 per share because it acquired the founder shares for a nominal amount.

The conflicts described above may not be resolved in our favor. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities.

Furthermore, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. None of the officers and directors of the Sponsor or BPAC have any fiduciary or contractual obligations to, or any interest in, or affiliation with, SINGAUTO. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity(1)	Entity’s Business	Affiliation
William Rosenstadt	Ortoli Rosenstadt LLP	Law firm	Founder and Managing partner
Kulwant Sandher	Norsemont Mining Inc.	Mining	CFO
	Smart Cool Technologies Inc. Hurricane Corporate Services Ltd	Energy Consulting	CFO President
Yarona Yieh	Ortoli Rosenstadt LLP	Law firm	Partner
Scott Silverman	Thornhill Advisory Group, Inc	Financial management and advisory	Founder, President and CEO
	Thornhill Holdings Ltd	Private equity firm	Founder, President and CEO
	Vitae, Group, Inc.	Global insurance brokerage	CFO
	AP Capital	Private equity	CFO
	CompEquip Solutions	Medical equipment	CFO
Steven Sanders	Globocare Corp.	Healthcare provider	Director
	Helijet International Inc.	Healthcare service	Director

Accordingly, if any of the above officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe that the fiduciary duties or contractual obligations of our officers or directors did not materially affect our ability to complete our initial business combination, as SINGAUTO was expressly introduced to us as a potential target. BPAC

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, or our Board cannot independently determine the fair market value of the target business or businesses, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or an independent accounting firm or any other firm that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Since SINGAUTO is not affiliated with our Sponsor, officers, or directors, we are not required to obtain a fairness opinion. However, the BPAC Board has decided to obtain a fairness opinion to assist in the decision-making process. For additional information regarding the fairness opinion, see “Basis for the BPAC Board’s Recommendation — Fairness Opinion.”

In the event that we submit our initial business combination to our public shareholders for a vote, our Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a Letter Agreement entered into with us, to vote any founder shares, private placement shares and public shares held by them (and their permitted transferees will agree) in favor of our initial business combination.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Yuqiang Liu	40	Chief Executive Officer, Chairman of the Board of Directors
Siying Lau	38	Chief Financial Officer
Roy Jiang	24	Independent Director
[●]	[●]	Independent Director
[●]	[●]	Independent Director
[●]	[●]	Independent Director

Mr. Yuqiang Liu is the founder of SINGAUTO Inc and has served as its chairman and chief executive officer since August 2023. Since August 2023, he has also served as director, chairman and chief executive officer of SingAuto Pte. Ltd. Mr. Liu has also served as the director of SingAuto Manufacturing L.L.C-S.P.C. since August 2024 and director of SingAuto KY Limited since January 2025. Since June 2023, Mr. Liu has served as the director of Beijing Xinshiya Technology Co., Ltd., a technology development and business services company. Since February 2019, Mr. Liu has served as director of SYMY INTRACO PTE. LTD., a Singapore energy trading and supply chain operations company. Prior to that, from January 2016 to December 2019, he served as founder and chairman of Liaoyang Shiyuan Energy Technology Co., Ltd., a company engaged in urban gas operations and clean energy business. From January 2013 to December 2019, Mr. Liu served as founder and chairman of Liaoning Shiyuan Construction Engineering Co., Ltd., a company engaged in natural gas pipeline construction and energy infrastructure projects. Mr. Liu received a Master of Business Administration from Wrexham University in the United Kingdom and a bachelor’s certificate in Civil Engineering from The Open University of China.

Ms. Siying Lau has served as chief financial officer of SINGAUTO Inc. since March 2026. Prior to joining SingAuto, Ms. Lau served as group finance controller of Axinan Pte. Ltd., an insurance technology platform in Singapore, from April 2024 to February 2026. From July 2022 to March 2024, Ms. Lau served as group finance controller of Webuy Global Ltd. (NASDAQ: WBUY), a social commerce company currently listed on OTC Markets. From December 2019 to July 2022, Ms. Lau served as finance controller of AirAsia Digital and AirAsia Academy, which provided digital services in Singapore and Malaysia. From January 2019 to November 2019, Ms. Lau served as finance manager of Columbia Asia International, a private hospital. From February 2012 to November 2018, Ms. Lau held audit manager and audit senior roles at KPMG Singapore and KPMG Malaysia. Ms. Lau is a Chartered Accountant of Singapore and an ACCA Affiliate, and she studied Accounting and Finance at Sunway University College in Malaysia.

Roy Jiang will serve as PubCo’s independent director upon the closing of the Business Combination. Mr. Jiang is the 50% legal and beneficial owner of Blueport Acquisition Corporation, the sponsor of Blueport Acquisition Ltd. (Nasdaq: BPAC), a special purpose acquisition company that completed its initial public offering in November 2025. Mr. Jiang also serves as a Director of Greenstate Holding Inc., a real estate development company, where he led the development and management of residential real estate projects. Mr. Jiang received his Bachelor of Science in Business and Marketing from New York University (Shanghai) in 2024.

Composition of the Board of Directors

PubCo’s Board of Directors will consist of five (5) directors, including [three (3)] independent directors, namely [_______], [_______] and [_______], upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. Nasdaq Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm or has a fiduciary relationship with respect to the company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted, and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may by resolution of directors exercise all of the powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable PubCo’s Board of Directors to satisfy its oversight responsibilities effectively in light of its business and structure, PubCo’s Board of Directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

In connection with the Business Combination, the PubCo ordinary shares are expected to be listed on The Nasdaq Global Market. Subject to specified exceptions, the rules of Nasdaq require that independent directors must comprise a majority of a listed company’s board of directors, and that each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. It is currently anticipated that [_______], [_______] and [_______] will be considered “independent directors” as defined under the rules of Nasdaq.

Committees of the Board of the Directors

Upon the closing of the Business Combination, PubCo intends to establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee

PubCo’s Audit Committee will consist of [_______], [_______] and [_______], with [_______] serving as chair. PubCo has determined that each of and satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that [_______] qualifies as an “Audit Committee financial expert.” In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

The Company’s audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with its code of business conduct and ethics, including reviewing the adequacy and effectiveness of PubCo’s procedures to ensure proper compliance.

Compensation Committee

Upon the completion of the Business Combination, PubCo’s compensation committee will consist [_______], [_______] and [_______], with [_______] serving as chair . PubCo has determined that each of and satisfies the “independence” requirements of the Nasdaq Listing Rules. PubCo’s compensation committee will be responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of PubCo’s chief executive officer, and the chief executive officer may not be present during voting or deliberations on his or her compensation;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to the PubCo Board regarding the compensation of PubCo’s other executive officers;

●	reviewing and approving or making recommendations to the PubCo Board regarding PubCo’s incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for PubCo’s executive officers;

●	making recommendations to the PubCo Board regarding the compensation of PubCo’s directors; and

retaining and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Upon completion of the Business Combination, PubCo’s nominating and corporate governance committee will consist [_______], [_______] and [_______], with [_______] serving as chair serving as chair. PubCo has determined that each of and satisfies the “independence” requirements of the Nasdaq Listing Rules. PubCo’s nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy;

●	reviewing annually with PubCo’s Board of Directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to PubCo;

●	identifying and recommending to PubCo’s board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as PubCo’s compliance with applicable laws and regulations;

●	making recommendations to PubCo’s Board of Directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of PubCo’s procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also owe to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities will be of persuasive authority in the Cayman Islands. In fulfilling their duty of care to us, directors must ensure compliance with the company’s memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares.

The board of directors has all the powers necessary for managing, and for directing and supervising, PubCo’s business affairs. The functions and powers of the board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	approving the transfer of shares in the company, including the registration of such shares in the register of members.

Terms of Directors and Officers

PubCo’s directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with PubCo’s articles of association.

A director will be removed from office automatically if, among other things, the director (1) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (2) is found to be a lunatic or becomes of unsound mind, (3) resigns his or her office by notice in writing to PubCo, or (4) is removed from office pursuant to any other provision of PubCo’s articles of association.

PubCo’s officers are appointed by and serve at the discretion of the board of directors and may be removed by PubCo’s board of directors.

Employment Agreements and Indemnification Agreements

PubCo will enter into employment agreements with each of its executive officers immediately prior to the consummation of the Business Combination. PubCo may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to PubCo or breach of obligation of confidentiality.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for PubCo’s benefit, any confidential information of PubCo. In addition, all of PubCo’s executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and PubCo.

In addition, PubCo will enter into indemnification agreements with its directors and executive officers. PubCo is expected to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being PubCo’s directors or executive officers.

Code of Ethics and Corporate Governance

PubCo will have a new code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on PubCo’s corporate website at upon the completion of the Business Combination. The information on any of PubCo’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

PubCo intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 6-K.

In addition, PubCo’s Board of Directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions following the completion of the Business Combination.

Clawback Policy

PubCo will adopt a clawback policy that applies to all of its executive officers in order to comply with Nasdaq rules. The policy will give the Compensation Committee the discretion to require executive officers to reimburse PubCo for any Erroneously Awarded Compensation (as defined in the policy) that was based on financial results that were subsequently restated as a result of that person’s misconduct.

Insider Trading Policy

PubCo will adopt an insider trading policy governing the purchase, sale and/or other dispositions of PubCo’s securities by its directors, officers and employees and by PubCo itself.

Risk Oversight

The PubCo Board will be responsible for overseeing PubCo’s risk management process. The PubCo Board does not anticipate having a standing risk management committee but rather anticipates administering this oversight function directly through the PubCo Board as a whole, as well as through various standing committees of the PubCo Board that address risks inherent in their respective areas of oversight. The PubCo Board as a whole will work with the management team to promote and cultivate a corporate environment that incorporates enterprise-wide risk management into strategy and operations. Management periodically will report to the PubCo Board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. Each committee of the PubCo Board will be responsible for the evaluation of elements of risk management based on the committee’s expertise and applicable regulatory requirements. In evaluating risk, the PubCo Board and its committees will consider whether PubCo’s programs adequately identify material risks in a timely manner and implement appropriately responsive risk management strategies throughout the organization. The audit committee will focus on assessing and mitigating financial risk, including risk related to internal controls, as well as general legal compliance risk, and will receive at least quarterly reports from management on identified risk areas. The compensation committee will focus on risks relating to PubCo’s compensation programs, as well as legal compliance risk related to compensation. In setting compensation, the compensation committee will strive to create incentives that encourage behavior consistent with PubCo’s business strategy, without encouraging undue risk-taking. The nominating and corporate governance committee will consider areas of potential risk within corporate governance and compliance, such as management succession and environmental, social responsibility and sustainability initiatives. Each of the committees will report to the PubCo Board as a whole as to their findings with respect to the risks they are charged with assessing.

Compensation of Directors and Officers

Following the Closing of the Business Combination, we expect PubCo’s executive compensation program to reflect SINGAUTO’s compensation policies and philosophies, as they may be modified and updated from time to time. We expect that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the PubCo Board. Based on current expectations, following the Closing of the Business Combination, Mr. Liu Yuqiang will receive annualized compensation of SGD360,000 and Ms. Siying Lau will receive annualized compensation of SGD240,000.

In addition, following the consummation of the Business Combination, we intend to adopt an appropriate non-employee director compensation program pursuant to which our non-employee directors will be eligible to receive a combination of an annual cash retainer, meeting fees, and equity-based awards. The specific terms of such non-employee director compensation program have not yet been determined and will be approved by the PubCo Board or its compensation committee following the Closing of the Business Combination.

SECURITY OWNERSHIP OF BPAC SECURITY BEFORE THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of shares of our ordinary shares pre-Business Combination and immediately after the consummation of the Business Combination by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by BPAC to be the beneficial owner of more than 5% of our ordinary shares as of [●] (pre-Business Combination) or upon the closing of the Business Combination;

●	each of BPAC’s executive officers and directors;

●	all of BPAC’s current executive officers and directors as a group.

As of the Record Date, BPAC had 5,947,250 Class A ordinary shares and 1,437,500 BPAC Class B ordinary shares issued and outstanding. On all matters to be voted upon, holders of BPAC Class A ordinary shares and BPAC Class A ordinary shares vote together as a single class. The BPAC Class B ordinary shares will convert into BPAC Class A ordinary shares on a 1:1 basis upon closing of the Business Combination, or earlier at the option of the holder on a one-for-one basis.

Name and address of Beneficial Owners(1)	Number of BPAC Class B Ordinary Shares Beneficially Owned	% of BPAC Class B Ordinary Shares	Number of BPAC Class A Ordinary Shares Beneficially Owned	% of BPAC Class A Ordinary Shares	Number of total outstanding BPAC Ordinary Shares	% of total outstanding BPAC Ordinary Shares
Directors and Executive Officers
Blueport Acquisition Corporation(2)	1,437,500	100.0%	197,250	3.3%	1,634,750	22.1%
William Rosenstadt	1,437,500	100.0%	197,250	3.3%	1,634,750	22.1%
Roy Jiang	1,437,500	100.0%	197,250	3.3%	1,634,750	22.1%
Kulwant Sandher(3)	—	—	—	—	—	—
Yarona Yieh	—	—	—	—	—	—
Scott Silverman	—	—	—	—	—	—
Steven Sanders	—	—	—	—	—	—
All executive officers and directors as a group (5 individuals)	1,437,500	100.0%	197,250	3.3%	1,634,750	22.1%
5% Shareholders
Blueport Acquisition Corporation(2)	1,437,500	100.0%	197,250	3.3%	1,634,750	22.1%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Blueport Acquisition Ltd, 366 Madison Ave., 9th Floor, New York, NY 10017.
(2)	Consists of (i) 197,250 Class A ordinary shares underlying the Private Placement Units and (ii) 1,437,500 Class B ordinary shares which will convert into Class A ordinary shares upon closing of the Business Combination. Our sponsor is managed by its two principals, William Rosenstadt and Roy Jiang, and is legally and beneficially owned (i) 50% William Rosenstadt and (ii) 50% by Roy Jiang. By virtue of their shared control of our sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the securities held directly by our sponsor.
(3)	The Sponsor intends to transfer 25,000 of its founder shares to Kulwant Sandher, our Chief Financial Officer, at the consummation of an initial business combination.

BENEFICIAL OWNERSHIP OF PUBCO SECURITIES FOLLOWING THE BUSINESS COMBINATION

The following table sets forth information regarding the expected beneficial ownership of PubCo ordinary shares immediately following the consummation of the Business Combination by:

●	each person who is expected to beneficially own 5.0% or more of the outstanding PubCo ordinary shares;

●	each person who will become an executive officer or director of PubCo; and

●	all of those executive officers and directors of PubCo as a group.

Except as otherwise noted herein, the number and percentage of PubCo ordinary shares beneficially owned is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option, warrant or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of PubCo ordinary shares expected to be outstanding after the consummation of the Business Combination will be (i) assuming a No Redemption Scenario and assuming the issuance of 120,000,000 PubCo ordinary shares to the SINGAUTO shareholders, 128,375,958 PubCo ordinary shares, and (ii) assuming a Maximum Redemption Scenario and assuming the issuance of 120,000,000 PubCo ordinary shares to the SINGAUTO shareholders, 121,667,625 PubCo ordinary shares. If the actual facts differ from these assumptions (which they are likely to be), these amounts will differ.

					PubCo ordinary shares Beneficially Owned Immediately After Closing of the Business Combination(2)
	Pre-Business Combination				No Redemption Scenario			Maximum Redemption Scenario
	Number of BPAC ordinary shares		% of BPAC ordinary shares		PubCo Ordinary Shares		% of Total PubCo Ordinary Shares	PubCo Ordinary Shares		% of Total PubCo Ordinary Shares
Directors and Executive Officers(1):
Yuqiang Liu(3)	—		—		6,041,124		4.7%	6,041,124		5.0%
Siying Lau(4)	—		—		—		—	—		—
Roy Jiang(5)	[1,634,750	]	[22.1	]%	[1,667,625	]	1.3%	[1,667,625	]	[1.4 ]%
All Directors and Executive Officers as a Group ([__] individuals)	—		—		6,041,124		4.7%	6,041,124		5.0%
5% Shareholders:
New Voyage Hope Ltd.(6)	—		—		23,057,725		18.0%	23,057,725		19.0%
Tharwah Global Investment FZE LLC(7)	—		—		17,999,999		14.0%	17,999,999		14.8%
Blueport Acquisition Corporation(8)	[1,634,750	]	[22.1	]%	[1,667,625	]	1.3%	[1,667,625	]	[1.4 ]%

*	Representing less than 1%

(1)	The business address for the directors and executive officers of PubCo will be 16 Collyer Quay, Collyer Quay Centre #06-02, Singapore 049318.

(2)	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of PubCo ordinary shares as a single class. In respect of matters requiring a shareholder vote, each PubCo ordinary share will be entitled to one vote.
(3)	Following the consummation of the Business Combination, Mr. Yuqiang Liu’s equity interest in PubCo will be beneficially owned through GreenWheel Group Ltd, a British Virgin Islands company wholly owned by Mr. Liu. The
(4)	Ms. Lau will be granted 500,000 stock options of PubCo upon consummation of the Business Combination.
(5)	Roy Jiang is the 50% legal and beneficial owner of the Sponsor, and expected to serve as PubCo’s independent director upon the closing of the Business Combination.
(6)	The shares are beneficially owned by New Voyage Hope Ltd., a British Virgin Islands company wholly owned by Man Zhang. The address of the principal business office of New Voyage Hope Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	The shares are beneficially owned by Tharwah Global Investment FZE LLC, a company established in the United Arab Emirates wholly owned by Min Gu. The address of the principal business office of Tharwah Global Investment FZE LLC is Business Centre, Sharjah Publishing City Free Zone, Sharjah, United Arab Emirates.
(8)	By virtue of their shared control of the Sponsor, William Rosenstadt and Roy Jiang may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

The expected beneficial ownership of ordinary shares post-Business Combination under the header “Post-Business Combination — Assuming No Redemption” assumes none of the public shares having been redeemed.

The expected beneficial ownership of ordinary shares post-Business Combination under the header “Post-Business Combination — Assuming 100% Redemption” assumes 5,750,000 public shares having been redeemed.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

BPAC Related Party Transactions

Founder Shares

In February 2025, the Sponsor purchased an aggregate of 1,983,750 Class B ordinary shares for an aggregate of $25,000. In August 2025, the Sponsor, for no consideration, forfeited 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). As a result of the full exercise of the underwriters’ over-allotment option on November 13, 2025, the 187,500 Class B ordinary shares are no longer subject to forfeiture.

The Sponsor, officers and directors have entered into a Letter Agreement with BPAC, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if BPAC fails to complete the initial business combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if BPAC fails to complete the initial business combination within such time period and (C) the founder shares will automatically convert into Class A ordinary shares at the time of the initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If BPAC submits the initial business combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote any shares held by them in favor of the initial business combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to BPAC’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (a) 180 days after the completion of the initial business combination or (b) subsequent to the initial business combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial business combination, or (y) the date on which BPAC completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their shares for cash, securities or other property. In addition, BPAC could agree to permit the holders of the founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, BPAC could agree to permit such transfer or cancellation to facilitate the closing of a business combination.

Promissory Note — Related Party

On February 28, 2025, the Sponsor agreed to loan BPAC up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note was unsecured, interest-free; the principal may be drawn down from time to time upon a written request from BPAC to the Sponsor. The Promissory Note was due on the earlier of: (i) the date on which BPAC consummates an initial public offering of its securities, or (ii) the date on which BPAC determines to not proceed with such initial public offering. Upon the closing of the IPO on November 13, 2025 BPAC fully repaid the outstanding amount of approximately $206,823 under the Promissory Note. As of June 30, 2026, BPAC had no borrowings under the Promissory Note.

On May 13, 2026, the Sponsor agreed to loan BPAC up to an aggregate amount of $190,000 to be used, in part, for transaction costs incurred in connection with the business combination (the “Convertible Note”). The Convertible Note is unsecured, interest-free; the principal may be drawn down from time to time upon a written request from BPAC to the Sponsor. The Convertible Note is payable no later than the date on which BPAC terminates or consummates an initial business combination with a target business. The Sponsor has the right, but not the obligation, to convert the outstanding unpaid obligations, in whole or in part, into private placement units at a price of $10.00 per unit, each consisting of one BPAC Class A ordinary share and one right to receive one-sixth (1/6) of one BPAC Class A ordinary share upon the completion of the initial business combination.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended business combination, the Sponsor or an affiliate of the Sponsor, or certain of BPAC’s officers and directors may, but are not obligated to, loan BPAC funds as may be required (“Working Capital Loans”). If BPAC completes the initial business combination, BPAC may repay the Working Capital Loans. In the event that the initial business combination does not close, BPAC may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to the Sponsor. The terms of Working Capital Loans by BPAC’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2026, BPAC had no borrowings under the Working Capital Loans.

Administration Service Agreement

On November 11, 2025, BPAC entered into an administration service agreement with the Sponsor for a term of 15 months, pursuant to which BPAC agreed to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. For the three months ended June 30, 2026, BPAC incurred administrative service fees totaling $30,000. Additionally, amounts of $76,667 and $16,667 were accrued and included in accrued expenses on the accompanying balance sheets as of June 30, 2026 and December 31, 2025, respectively.

Consulting Services Agreement

On November 11, 2025, BPAC entered into a consulting agreement with Hurricane Corporate Services Ltd. (the “Consultant”), a consulting company controlled by Kulwant Sandher, BPAC’s Chief Financial Officer. Pursuant to the consulting agreement, BPAC has engaged the Consultant to provide Chief Financial Officer services to BPAC, at the monthly fee of $3,000 plus reimbursable expenses actually incurred by the Consultant. The consulting agreement has a duration of three months commencing on the execution date and is automatically renewed for additional three month terms unless sooner terminated in accordance with its terms. The consulting agreement provides that each party will indemnify the other for any breach of the agreement or any negligent or wrongful act or omission by the indemnifying party.

Related Party Policy

BPAC’s Code of Conduct and Ethics requires BPAC to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) BPAC or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

BPAC’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent BPAC enters into such transactions. All ongoing and future transactions between BPAC and any of its officers and directors or their respective affiliates will be on terms believed by BPAC to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by BPAC’s audit committee and a majority of our uninterested “independent” directors, or the members of its board who do not have an interest in the transaction, in either case who had access, at our expense, to BPAC’s attorneys or independent legal counsel. BPAC will not enter into any such transaction unless our audit committee and a majority of its disinterested independent directors determine that the terms of such transaction are no less favorable to BPAC than those that would be available to BPAC with respect to such a transaction from unaffiliated third parties. Additionally, BPAC requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, BPAC has agreed not to consummate a business combination with an entity which is affiliated with any of its initial shareholders unless BPAC obtains an opinion from an independent investment banking firm that the business combination is fair to its unaffiliated shareholders from a financial point of view. In addition, BPAC may pay its existing officers, directors, special advisors or initial shareholders, or any entity with which they are affiliated, a finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination (regardless of the type of transaction).

Certain Related Party Transactions of SINGAUTO

SINGAUTO Inc. (the “Company” or “SingAuto”) records transactions with various related parties. These related party balances as of March 31, 2026 and 2025 and transactions for the years ended March 31, 2026 and 2025 are identified as follows:

1) Related parties with transactions and related party relationships

Name of Related Party	Relationship with the Company
Mr. Yuqiang Liu	Director and CEO
Beijing Xinshiya Technology Co., Ltd.	Entity controlled by Mr. Yuqiang Liu
SYMY Intraco Pte. Ltd.	Entity controlled by Mr. Yuqiang Liu

2) Amounts due to related parties

Related party	Nature	As of August 25, 2026	As of March 31, 2026	As of March 31, 2025

Liu Yuqiang	Advancement from related parties (1)	$15,576,237	$14,398,547	$10,852,122
Beijing Xinshiya Technology Co., Ltd.	Accounts payable	$2,736,359	$2,736,355	-

Total		$18,312,596	$17,134,902	$10,852,122

(1)	The amounts are unsecured interest-free and repayable on demand.

3) Amounts due from related parties

Related party	Nature	As of August 25, 2026	As of March 31, 2026	As of March 31, 2025

SYMY Intraco Pte. Ltd.	Advancement to related parties (1)	$101,925	$317,474	$304,873
Beijing Xinshiya Technology Co., Ltd.	Advancement to related parties (1)	-	-	2,770,407

Total		$101,925	$317,474	$3,075,280

(1)	The amounts are unsecured interest-free and receivable on demand.

(4) Significant related party transactions

The following table summarizes certain significant transactions with related parties for the years ended March 31, 2026 and 2025:

Related Party	Nature of Transaction	For the year ended March 31, 2026	For the year ended March 31, 2025
SYMY Intraco Pte. Ltd.	Advancement to related parties	$-	$297,232
SYMY Intraco Pte. Ltd.	Collection of Advancement to related parties	$260	$24,514
Beijing Xinshiya Technology Co., Ltd.	Related parties collected the proceeds from investors on the Company behalf	$-	$4,000,000
Beijing Xinshiya Technology Co., Ltd.	Advancement to related parties	$2,931	$59,436
Beijing Xinshiya Technology Co., Ltd.	Collection of Advancement to related parties	$-	$2,178,376
Mr. Yuqiang Liu	Proceeds of Advancement from related parties	$4,547,524	$5,414,248
Mr. Yuqiang Liu	Repayments of Advancement from related parties	$1,450,538	$86,130
Mr. Yuqiang Liu	Related parties collected the proceeds from investors on the Company behalf	$-	$784,264
Beijing Xinshiya Technology Co., Ltd.	Purchase from related parties	$5,596,418	$-
Beijing Xinshiya Technology Co., Ltd.	Net settlement (a)	$2,770,407	$-

(a)	In April 2025, the Company and Beijing Xinshiya Technology Co., Ltd. entered into a net settlement agreement, pursuant to which both parties agreed that the Company’s receivable due from Beijing Xinshiya Technology Co., Ltd. of $2,770,407 was netted off against the Company’s payables due to Beijing Xinshiya Technology Co., Ltd. of $2,770,407.

In addition, the following table summarizes certain significant transactions with related parties from April 1, 2026 through August 25, 2026:

Related Party	Nature of Transaction	April 1, 2026 through August 25, 2026
SYMY Intraco Pte. Ltd.	Repayments of advancement from related party	$215,529
Mr. Yuqiang Liu	Proceeds of advancement from related parties	$1,177,688

Related Party Transactions Involving Intellectual Property

Intangible Asset and Demo Car Purchase Agreement

Under an intangible asset and demo car purchase agreement dated April 1, 2025, SingAuto Pte. Ltd., or SingAuto Singapore, purchased from Beijing Xinshiya Technology Co., Ltd., or Xinshiya Beijing, certain intangible assets and demo vehicle assets developed or owned by Xinshiya Beijing for an aggregate purchase price of RMB39.01 million (US$5.6 million). The purchase price was set off against an intercompany loan receivable assigned by SingAuto Cayman to SingAuto Singapore. The purchased assets include intellectual property rights, technical data, source files, design files, CAD data, reports and related documentation for refrigerated commercial electric vehicles, and SingAuto Singapore obtained the right to use, commercialize, sublicense, modify, develop and exploit such assets, while Xinshiya Beijing retained only a non-exclusive, non-transferable and royalty-free right to use the assets for internal R&D and technical support purposes and agreed not to commercialize such assets for products or services in the relevant territory.

The sale and transfer of assets contemplated under this agreement was completed in April 2025, and the relevant rights in the purchased assets were transferred to SingAuto Singapore with effect from the completion date. The agreement is structured as a completed asset transfer rather than an ongoing license arrangement and does not provide for a fixed operating term, renewal right or separate early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with its terms.

Intellectual Property License Agreement

Under a certain intellectual property license agreement dated March 9, 2026, SingAuto Singapore, as licensor, granted Xinshiya Automotive (Shanghai) Co., Ltd., or Xinshiya Shanghai, a non-exclusive, non-transferable and revocable license to use certain intellectual property, including the “SingAuto” brand, trademarks and logos, vehicle design specifications, technical standards, product documentation, software systems, algorithms, technical architecture, know-how, technical processes and engineering methods, solely within the PRC for Xinshiya Shanghai’s own business operations, in exchange for a royalty equal to 22% of Xinshiya Shanghai’s net sales from our products within the PRC. We currently do not intend to directly market or sell vehicles in the PRC market ourselves. Instead, we expect Xinshiya Shanghai to conduct marketing and sales activities in the PRC as our non-exclusive licensed commercial partner. As of the date hereof, no royalties or other payments have been incurred, paid or exchanged under this agreement. The Intellectual Property License Agreement does not have a fixed expiration date and remains in effect until terminated by either party upon 30 days’ prior written notice, without affecting accrued rights and obligations. The agreement does not contain an automatic renewal provision.

Intellectual Property Cooperation Agreement and Deed of Waiver

SingAuto has historically conducted its R&D activities in collaboration with Xinshiya Beijing. Certain patents and patent applications developed in connection with our business were historically registered, listed or recorded in the names of multiple parties as co-holders, co-owners or co-applicants, including SingAuto Cayman, SingAuto Singapore, SingAuto HK and Xinshiya Beijing. See “Information About SINGAUTO — Material Intellectual Property Agreements” for more information regarding related-party transactions involving Xinshiya Beijing. To clarify the ownership and commercialization rights in these patents and patent applications, the relevant parties entered into a deed of waiver and relinquishment of IP rights and an intellectual property cooperation agreement in May 2026.

Under the deed of waiver dated and effective as of May 4, 2026, SingAuto HK acknowledged that its prior registration as a co-holder of certain intellectual property had been made for administrative or structural purposes, irrevocably and unconditionally waived and released all rights, title and interest in the relevant intellectual property worldwide, and agreed to cooperate in its removal from applicable IP registration records. The deed does not provide for a fixed term, renewal right or early termination right, although certain obligations, including confidentiality obligations, survive termination or expiry in accordance with the terms of the deed.

On May 15, 2026, SingAuto Cayman, SingAuto Singapore and Xinshiya Beijing entered into an intellectual property cooperation agreement, or IP Cooperation Agreement, to establish a unified framework for the licensing and commercialization of the licensed patents worldwide. The entry into the IP Cooperation Agreement satisfied the closing condition under the Merger Agreement requiring SINGAUTO to enter into the IP Cooperation Agreement, in a form acceptable to BPAC, within ten business days following the date of the Merger Agreement. Under the IP Cooperation agreement, SingAuto Cayman and Xinshiya Beijing are identified as IP holders and SingAuto Singapore is identified as the licensee, and SingAuto Singapore receives an exclusive, sublicensable, worldwide license under the licensed patents to make, use, offer to sell, sell and import licensed products, with full and final control over commercialization and exploitation of the licensed patents. The agreement also provides for a one-time lump sum consideration, the specific amount of which remains subject to the parties’ further determination, in lieu of ongoing royalties. On June 15, 2026, the parties entered into a supplementary agreement to the IP Cooperation Agreement, setting the consideration at $2.0.

The IP Cooperation Agreement became effective on May 15, 2026 and, unless terminated earlier in accordance with its terms, continues on a licensed product-by-licensed product and country-by-country basis until the expiration of the last-to-expire valid claim of a licensed patent in the relevant country, or, if no patent contained in the licensed patents is issued or the relevant patents or patent applications are abandoned, until one year after the last patent or patent application is abandoned. SingAuto Singapore, as licensee, may terminate the agreement without cause on at least 45 business days’ prior written notice to the IP holders, and may also terminate the agreement if any IP holder materially breaches the agreement and fails to cure such breach within 30 business days after written notice. Either party may terminate the agreement immediately upon certain insolvency, bankruptcy, liquidation or similar events affecting SingAuto Singapore. The agreement does not contain an automatic renewal provision. Upon expiration of the last patent to expire under the licensed patents in any country with respect to any licensed product, provided SingAuto Singapore is not then in breach of the agreement, SingAuto Singapore will have a perpetual, irrevocable, fully paid-up license to make, use, offer to sell, sell and import in that country products that were previously licensed products.

Spin-off of Hong Kong and Shanghai Entities

On March 6, 2026, Singauto Singapore transferred all of its shares in Singauto Limited (HK) to Singauto Tech Inc. for a consideration of HKD10,000. Our CEO and chairman, Mr. Yuqiang Liu holds 78.52% of the issued and outstanding shares of Singauto Tech Inc.

As a result, both Singauto Limited (HK) and its wholly owned subsidiary Xinshiya (Shanghai) Co., Ltd. were spun off from SingAuto.

Policy Concerning Related Party Transactions

It is expected that, prior to the consummation of the Business Combination, SINGAUTO’s board will adopt related party transaction policy, which stipulates that each related party transaction with an aggregate amount that exceeds or may be expected to exceed US$1 million in any fiscal year needs to be approved or ratified by SINGAUTO’s board or a designated director. SINGAUTO’s board of directors or the designated director shall consider, among other factors, whether such related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

LEGAL MATTERS

The validity of the PubCo ordinary shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for SINGAUTO by Ogier. Certain legal matters relating to U.S. law will be passed upon for SINGAUTO by Robinson + Cole LLP. Certain legal matters relating to U.S. law will be passed upon for BPAC and PubCo by Loeb & Loeb LLP. Certain Cayman Islands matters will be passed upon for BPAC and PubCo by Ogier.

EXPERTS

The financial statements of Blueport Acquisition Ltd as of December 31, 2025, and for the  period from January 13, 2025 (Inception) through December 31, 2025, appearing in this proxy statement/prospectus have been audited by Adeptus Partners, LLC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of NeoCryo Inc as of May 31, 2026 and for the period from April 9, 2026 (Inception) to May 31, 2026, appearing in this proxy statement/prospectus have been audited by Adeptus Partners, LLC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SINGAUTO Inc. as of March 31, 2026 and 2025, and for each of the two years in the period ended March 31, 2026, included in this proxy statement/prospectus, have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

APPRAISAL RIGHTS

BPAC shareholders have dissenters’ rights only in respect of the Reincorporation Merger, and not in respect of the Acquisition Merger or the Business Combination generally. There are no appraisal or dissenters’ rights with respect to BPAC Rights. See the section entitled “The Meeting — Appraisal Rights” for more information.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of BPAC knows of no other matters which may be brought before the Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to [PROXY SOLICITOR], our proxy solicitor at:

[PROXY SOLICITOR]

Toll Free:
Collect:
Email:

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

WHERE YOU CAN FIND MORE INFORMATION

BPAC is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read BPAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

[PROXY SOLICITOR]

Toll Free:
Collect:
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None of BPAC, PubCo, Merger Sub or SINGAUTO has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to BPAC shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

SINGAUTO does not have a class of equity securities registered under the Exchange Act and does not file reports or other information with the SEC.

If you are a shareholder of BPAC and would like to request documents, please do so by [●], in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to BPAC has been supplied by BPAC, and all such information relating to SINGAUTO has been supplied by SINGAUTO.

This document is a proxy statement/prospectus of BPAC for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or SINGAUTO that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

BLUEPORT ACQUISITION LTD

UNAUDITED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of June 30, 2026 (Unaudited) and December 31, 2025	F-18
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2026, for the Three Months Ended June 30, 2025 and for the Period from January 13, 2025 (inception) to June 30, 2025	F-19
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three and Six Months Ended June 30, 2026 and For the Period from January 13, 2025 (inception) to June 30, 2025	F-20
Unaudited Condensed Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2026 and For the Period from January 13, 2025 (inception) to June 30, 2025	F-21
Notes to Unaudited Condensed Consolidated Financial Statements	F-22

NEOCRYO INC

SINGAUTO INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Blueport Acquisition Ltd

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Blueport Acquisition Ltd (the Company) as of December 31, 2025, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period January 13, 2025 (inception) to December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has $480,852 of cash, working capital of $408,107, and will continue to incur significant costs in pursuit of an acquisition, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a Public Accounting Firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ Adeptus Partners, LLC

Ocean, New Jersey

February 26, 2026

BLUEPORT ACQUISITION LTD

BALANCE SHEET

AS OF DECEMBER 31, 2025

Assets
Cash	$480,852
Prepaid expenses	62,511
Total current assets	543,363

Investments held in Trust Account	57,784,454
Total Assets	$58,327,817

Liabilities, Ordinary Shares Subject to Redemption and Shareholders’ Equity
Accounts payable and accrued expenses	$135,257
Total current liabilities	135,257

Deferred underwriting fee payable	1,150,000
Total Liabilities	1,285,257

Commitments and Contingencies (Note 6)

Class A ordinary shares, no par value; 450,000,000 shares authorized; 5,750,000 shares subject to possible redemption	53,340,490

Shareholders’ Equity:
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 197,250 shares issued and outstanding (excluding 5,750,000 shares subject to possible redemption)	20
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 1,437,500 shares issued and outstanding	144
Additional paid-in capital	3,721,645
Accumulated deficit	(19,738)
Total Shareholders’ Equity	3,702,071
Total Liabilities, Ordinary Shares Subject to Redemption and Shareholders’ Equity	$58,327,817

The accompanying notes are an integral part of these financial statements.

BLUEPORT ACQUISITION LTD

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 13, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

General and administrative expenses	$304,193
Loss from Operations	(304,193)
Other income:
Interest income	284,455
Net loss before income taxes	(19,738)
Income taxes provision	—
Net loss	$(19,738)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	784,091
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.46
Basic and diluted weighted average shares outstanding, Class A and Class B ordinary shares not subject to redemption	1,276,543
Basic and diluted net loss per share, Class A and Class B ordinary shares not subject to redemption	$(0.30)

The accompanying notes are an integral part of these financial statements.

BLUEPORT ACQUISITION LTD

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 13, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

	Ordinary shares				Additional		Total
	Class A		Class B		paid-in	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	equity
Balance –January 13, 2025 (Inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary shares issued to the Sponsor	—	—	1,437,500	144	24,856	—	25,000
Issuance of Private Placement Units	197,250	20	—	—	1,972,480	—	1,972,500
Proceeds allocated to Public Rights	—	—	—	—	2,415,000	—	2,415,000
Class A ordinary shares issuance costs	—	—	—	—	2,332,922	—	2,332,922
Offering expenses	—	—	—	—	(2,435,201)	—	(2,435,201)
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	—	—	—	—	(284,455)	—	(284,455)
Accretion of carrying value to redemption value	—	—	—	—	(303,957)	—	(303,957)
Net loss	—	—	—	—	—	(19,738)	(19,738)
Balance as of December 31, 2025	197,250	$20	1,437,500	$144	$3,721,645	$(19,738)	$3,702,071

The accompanying notes are an integral part of these financial statements.

BLUEPORT ACQUISITION LTD

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 13, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

Cash Flows from Operating Activities:
Net loss	$(19,738)
Adjustment to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(284,455)
Changes in operating assets and liabilities:
Prepaid expenses	(62,511)
Accounts payable and accrued expenses	135,257
Net Cash Used in Operating Activities	(231,448)

Cash Flows from Investing Activities:
Purchase of investment held in Trust Account	(57,500,000)
Net Cash Used in Investing Activities	(57,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units	57,500,000
Proceeds from sale of private placement units	1,972,500
Payment of underwriter commissions	(862,500)
Payment of offering costs	(397,700)
Net Cash Provided by Financing Activities	58,212,300

Net Change in Cash	480,852

Cash, Beginning of Year	—
Cash, End of Year	$480,852

Supplemental Disclosure of Cash Flow Information:
Initial classification of ordinary shares subject to redemption	$52,752,078
Accretion of carrying value to redemption value of Class A redeemable ordinary shares	$303,957
Deferred offering costs paid by Sponsor in exchange for issuance of ordinary shares	$25,000

The accompanying notes are an integral part of these financial statements.

BLUEPORT ACQUISITION LTD

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Blueport Acquisition Ltd (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2025. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company had not commenced any operations. All activities from January 13, 2025 (inception) through December 31, 2025 were related to the Company’s formation and the Initial Public Offering (“IPO”), as described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end. The Company’s sponsor is Blueport Acquisition Corporation (the “Sponsor”), a Nevada corporation.

The registration statement for the Company’s IPO became effective on November 10, 2025. On November 13, 2025, the Company consummated the IPO, which consisted of 5,750,000 units (the “Units”), including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one Class A ordinary share, par value $0.0001 per share (the “Class A Ordinary Share”), and one right to receive one-sixth (1/6th) of one Class A Ordinary Share (the “Right”) of the Company. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $57,500,000.

Simultaneously with the closing of the IPO and the sale of the Units, the Company consummated the private placement (“Private Placement”) of 197,250 units (the “Private Placement Units”) to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500, which is described in Note 4.

Transaction costs amounted to $2,435,201 consisting of $862,500 underwriting commissions which were paid in cash at the closing date of the IPO, $1,150,000 deferred underwriting fee, and $422,701 other offering costs. On the IPO date, $658,177 (including $653,177 funded by the Sponsor on November 14, 2023) was held outside of the Trust Account (as defined below) and is available for the payment of the promissory note (see Note 5), payment of accrued expenses and for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, an amount of $57,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) which will be invested only in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury. Except with respect to dividend and/or interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the IPO and the sale of the private placement units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of the public shares if the Company does not complete the Company’s initial Business Combination within 15 months from the effective date of this registration statement (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to the Company’s amended and restated memorandum and articles of association), or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, and (iii) the redemption of all of the public shares if the company are unable to complete their initial business combination within 15 months from the effective date of this registration statement (unless such completion window is extended by shareholders via an amendment to the amended and restated memorandum and articles of association), subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. If the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “Initial Shareholders”) and the underwriters have agreed (a) to vote their Founder Shares, Private Shares (as defined in Note 4), Shares issued as underwriting commissions (see Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Founder Shares) in connection with a shareholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

The Company will have 15 months from the closing of the IPO (the “Completion Window”) to complete its initial Business Combination. If the Company is unable to complete its initial Business Combination within such period, unless the Company extends such period pursuant to its amended and restated memorandum and articles of association (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to the amended and restated memorandum and articles of association), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of the initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (a) to modify the substance or timing of the obligation to allow redemption in connection with the initial business combination or to redeem 100% of the public shares if the Company has not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete the initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete the initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of the initial business combination.

In order to protect the amounts held in the Trust Account, The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure the Sponsor will be able to satisfy those obligations.

Going Concern Consideration

As of December 31, 2025, the Company had $480,852 in cash and a working capital of $408,107. The Sponsor agreed to provide the Company with a non-interest bearing, unsecured loan of up to $300,000 to cover part of the IPO expenses. The loan was fully repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. As of December 31, 2025, there was no amount outstanding under the promissory note as discussed in Note 5.

The Company currently has until February 13, 2027 (unless the Company extends such period by amending its Amended and Restated Memorandum and Articles of Association) to consummate the initial business combination. If the Company does not complete a business combination within the prescribed timeline, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has determined that it has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. Therefore, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the business combination or the date the Company is required to liquidate. The financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

Risks and Uncertainties

Various social and political circumstances in the U.S. and around the world (including tariffs, rising trade tensions between the U.S. and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide.

As a result of these circumstances and the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. The financial statement does not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $480,852 in cash and cash equivalents as of December 31, 2025.

Investments Held in Trust Account

At December 31, 2025, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in interest earned on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in Trust Account are determined using available market information. Fair values of these investments are determined by Level 1 input utilizing quoted prices (unadjusted) in active markets for identical assets. The estimated fair value of investments held in the Trust Account is determined using available market information.

Offering Costs Associated with the IPO

Offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the IPO. The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A - “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs were allocated to the Public Rights and Private Placement Units issued in the IPO on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares are charged against the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the IPO. As of December 31, 2025, there were no offering costs outstanding.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such an account.

The Company’s funds held in the Trust Account are invested in U.S. Treasury securities with a maturity of 185 days or less or in money market funds that invest exclusively in U.S. Treasury obligations. These investments are not subject to FDIC insurance; however, U.S. Treasury securities are backed by the full faith and credit of the U.S. government. Management does not believe the Company is exposed to significant credit risk in connection with the Trust Account investments.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is a Cayman Islands exempt company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Level 1 —	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company will account for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder, or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company will classify Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,750,000 ordinary shares sold as part of the units in the IPO will be issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 15-month period, which is the initial period that the Company has to complete a Business Combination. Accordingly, as of November 13, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

As of December 31, 2025, the Class A ordinary shares subject to redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to Public Share Rights	(2,415,000)
Class A ordinary shares issuance costs	(2,332,922)
Plus: Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	284,455
Accretion of carrying value to redemption value	303,957
Class A ordinary shares subject to possible redemption, December 31, 2025	$53,340,490

Rights Accounting

The Company accounts for rights as either equity-classified or liability-classified instruments based on an assessment of the right’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the rights meet all of the requirements for equity classification under ASC 815, including whether the rights are indexed to the Company’s own ordinary shares and whether the right holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of right issuance and as of each subsequent quarterly period end date while the rights are outstanding.

For issued or modified rights that meet all of the criteria for equity classification, the rights are required to be recorded as a component of equity at the time of issuance. For issued or modified rights that do not meet all the criteria for equity classification, the rights are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the rights are recognized as a non-cash gain or loss on the statement of operations.

As the rights issued upon the closing of the IPO and sale of Private Placement Units have met the criteria for equity classification under ASC 815, therefore, the rights are classified as equity; see Note 7 for detail description.

Net Income (Loss) per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. As of December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per share is the same as basic net income (loss) per ordinary share for the period presented.

For the Period from January 13, 2025 (inception) through December 31, 2025
Net loss	$(19,738)
Subsequent measurement of Class A ordinary shares subject to redemption	(284,455)
Accretion of carrying value to redemption value	(303,957)
Net loss including accretion of carrying value to redemption value	$(608,150)

	For the Period from January 13, 2025 (inception) through December 31, 2025
	Redeemable Ordinary Shares	Non-redeemable Ordinary Shares
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net loss including accretion of carrying value to redemption value	$(231,407)	$(376,743)
Subsequent measurement of Class A ordinary shares subject to redemption (interest earned on trust account)	284,455	-
Accretion of Class A ordinary shares subject to possible redemption to redemption value	303,957	-
	$357,005	$(376,743)

Denominator:
Basic and diluted weighted average shares outstanding	784,091	1,276,543
Basic and diluted net income (loss) per Class A ordinary share	$0.46	$(0.30)

Recent Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the disclosure of additional segment information. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2020-06 as of the inception of the Company. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosure (“ASU 2023-09”), which enhances the transparency and usefulness of income tax disclosures. ASU 2023-09 will be effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the pending adoption of ASU 2023-09 on its financial statement.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 13, 2025, the Company sold 5,750,000 Units (including full allotment of 750,000 units), at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share with $0.0001 par value and one right (the “Public Right”). Each Public Right entitles the holder to receive one-sixth (1/6) of one Class A ordinary share upon the consummation of an initial business combination. The Company will not issue fractional shares upon the conversion of the rights. As a result, the holder must hold rights in multiples of six in order to receive shares for all of their rights upon closing of a Business Combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 197,250 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $1,972,500 in a private placement that will occur simultaneously with the closing of the IPO. Each Private Unit consists of one Class A ordinary share (“Private Share”) and one right (“Private Right”). Each Private Right will receive one-sixth (1/6) of one Class A ordinary share upon the consummation of a Business Combination. The proceeds from the Private Units were added to the proceeds from the IPO which were deposited in the Trust Account. If the Company does not complete a Business Combination within the Completion Window, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

The Private Placement Units, private placement shares, private placement rights and the Class A ordinary shares underlying such rights will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of the Company’s initial Business Combination, except to permitted transferees.

Note 5 — Related Party Transactions

Founder Shares

On February 28, 2025, the Company issued to the Sponsor 1,983,750 class B ordinary shares (the “Founder Shares”) for an aggregated consideration of $25,000, or approximately $0.0126 per ordinary share.

In August 2025, the Sponsor forfeited, for no consideration, 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part by the underwriters).

As of December 31, 2025, there were 1,437,500 Founder Shares issued and outstanding; no shares are subject to forfeiture as a result of the underwriter’s full exercise of its over-allotment option on November 13, 2025.

The Founder Shares are identical to the Class A ordinary shares included in the Units being sold in the IPO, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Sponsor, officers and directors of the Company will enter into a letter agreement with the Company, pursuant to which they will agree (A) to waive their redemption rights with respect to the Founder Shares, private placement shares and public shares in connection with the completion of its initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and private placement shares if the Company fails to complete its initial Business Combination within 15 months from the closing of the IPO (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to the amended and restated memorandum and articles of association), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within such time period and (iii) the Founder Shares and private placement shares are subject to registration rights. If the Company submits its initial Business Combination to its public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement to be entered into with the Company, to vote any Founder Shares and private placement shares held by them and any public shares purchased during or after the IPO in favor of the Company’s initial Business Combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to certain permitted transferees)) until the earlier of 180 days after the date of the consummation of the Company’s initial Business Combination or the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the Company’s initial Business Combination.

Promissory Note — Related Party

On February 28, 2025, the Sponsor agreed to loan the Company up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free; the principal may be drawn down from time to time upon a written request from the Company to the Sponsor. The Promissory Note is due on the earlier of: (i) the date on which the Company consummates an initial public offering of its securities, or (ii) the date on which the Company determines to not proceed with such initial public offering. Upon the closing of the IPO on November 13, 2025, the Company fully repaid the outstanding amount of approximately $206,823 under the Promissory Note. As of December 31, 2025, the Company had no borrowings under the Promissory Note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to the Sponsor. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an Administrative Services Agreement with the Sponsor on the effective date of the registration statement of the initial public offering through the earlier of the consummation by the Company of an initial business combination or the Company’s liquidation, to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. As of December 31, 2025, the Company incurred and accrued $16,667 in administrative service fees which were included in the accrued expenses on the accompanying balance sheet.

Consulting Services Agreement

On November 11, 2025, the Company entered into an agreement with Hurricane Corporate Services Ltd., a consulting firm controlled by Kulwant Sandher, the Company’s Chief Financial Officer (“CFO’). The agreement is for a term of three months commencing on the execution date and will automatically renew for an additional three-month period. The Company agreed to pay Mr. Sandher a monthly fee of $3,000. As of December 31, 2025, the Company had incurred and accrued approximately $4,500 in CFO service fees.

Director Compensation

The Company pays a quarterly fee of $7,500 to its directors. As of December 31, 2025, no director fees were incurred and outstanding.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding as of December 31, 2025, as well as the holders of the Private Units and any shares of the Company’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and any ordinary shares issuable upon conversion of the underlying the private rights), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the registration statement. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from trust. The holders of a majority of the private units and units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that the Company consummate an initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company has granted the underwriters a 45-day option from the date of the IPO to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. The underwriter fully excised its over-allotment option on November 13, 2025.

The underwriters were paid a cash underwriting discount of 1.50% of the gross proceeds of the IPO, or $862,500. Additionally, the underwriters will be entitled to a deferred underwriting discount of 2% of the gross proceeds of the IPO or $1,150,000, upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

The underwriters have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of its initial Business Combination, and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within 15 months from the closing of the IPO (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to our amended and restated memorandum and articles of association).

Note 7 — Shareholder’s Deficit

Class A Ordinary shares — The Company is authorized to issue up to 450,000,000 shares of Class A ordinary shares with $0.0001 par value. As of December 31, 2025, there were 197,250 Class A ordinary shares issued or outstanding excluding 5,750,000 Class A ordinary shares subject to possible redemption.

Class B Ordinary shares — The Company is authorized to issue up to 50,000,000 shares of Class B ordinary shares with $0.0001 par value. In August 2025, the Sponsor forfeited, for no consideration, 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part by the underwriters).

As of December 31, 2025, there were 1,437,500 Class B ordinary shares issued and outstanding; no shares are subject to forfeiture as a result of the underwriter’s full excise of its over-allotment option on November 13, 2025.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of initial shares will never occur on a less than one-for-one basis.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Rights — Each holder of a right will receive one-sixth (1/6) of one ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per ordinary share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis and each holder of a right will be required to affirmatively convert its rights in order to receive one share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Completion Window and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the ordinary shares underlying the rights.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

For the Period from January 13, 2025 (inception) through December 31, 2025

Interest earned on investments held in Trust Account	$284,455
General and administrative expenses	$304,193

The key measures of segment profit or loss reviewed by the CODM are general and administrative expenses and interest earned on investments held in Trust Account. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Interest earned on investments held in Trust Account are reviewed to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

Note 9 — Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on the review, the Company identified the following subsequent event that would have required adjustment or disclosure in the financial statements.

On February 17, 2026, the Company paid approximately $8,000 and $7,500 to the CFO and Scott Silverman (Independent Director), respectively.

BLUEPORT ACQUISITION LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31,
	(Unaudited)	2025
Assets
Current assets
Cash	$29,180	$480,852
Prepaid expenses	77,347	62,511
Total current assets	106,527	543,363

Investments held in Trust Account	58,809,205	57,784,454
Total Assets	$58,915,732	$58,327,817

Liabilities, Ordinary Shares Subject to Redemption and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$295,416	$135,256
Promissory note - related party	190,000	-
Total current liabilities	485,416	135,256

Deferred underwriting fee payable	1,150,000	1,150,000
Total Liabilities	1,635,416	1,285,256

Commitments and Contingencies (Note 6)

Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 5,750,000 shares subject to possible redemption	56,226,115	53,340,490

Shareholders’ Equity:
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 197,250 shares issued and outstanding (excluding 5,750,000 shares subject to possible redemption)	20	20
Class B ordinary shares, $0.0001 par value, 50,000,000 shares authorized; 1,437,500 shares issued and outstanding	144	144
Addition paid-in capital	836,020	3,721,645
Retained earnings (accumulated deficit)	218,017	(19,738)
Total shareholders’ equity	1,054,201	3,702,071
Total Liabilities, Ordinary Shares Subject to Redemption and Shareholders’ Equity	$58,915,732	$58,327,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUEPORT ACQUISITION LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	For the Period From January 13 2025 (Inception) Through June 30,
	2026	2025	2026	2025
General and administrative expenses	$398,044	$37,000	$726,995	$46,052
Related party administrative fees	30,000	-	60,000	-
Loss from operations	(428,044)	(37,000)	(786,995)	(46,052)

Other income
Interest earned on investments held in Trust Account	515,625	-	1,024,750	-
Income before income tax	87,581	(37,000)	237,755	(46,052)
Net income (loss)	$87,581	$(37,000)	$237,755	$(46,052)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	5,750,000	-	5,750,000	-

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.07	$-	$0.14	$-

Basic and diluted weighted average shares outstanding, Class A and Class B ordinary shares not subject to redemption(1)	1,634,750	1,375,000	1,634,750	907,738

Basic and diluted net loss per share Class A and Class B ordinary shares not subject to redemption	$(0.19)	$(0.03)	$(0.36)	$(0.05)

(1)	Class B ordinary shares have been retroactively adjusted to reflect the forfeiture of 546,250 shares for no consideration in a share recapitalization in August 2025, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which were subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters) (see Note 5). On November 13, 2025, the Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ over-allotment option; hence, the 187,500 Class B ordinary shares are no longer subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUEPORT ACQUISITION LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

	Ordinary shares				Additional	Retained Earnings	Total
	Class A		Class B(1)		Paid-in	(Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance – December 31, 2025	197,250	$20	1,437,500	$144	$3,721,645	$(19,738)	$3,702,071
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	—	—	—	—	(509,125)	—	(509,125)
Accretion of carrying value to redemption value	—	—	—	—	(922,419)	—	(922,419)
Net income	—	—	—	—	—	150,174	150,174
Balance as of March 31, 2026	197,250	$20	1,437,500	$144	$2,290,101	$130,436	$2,420,701
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	—	—	—	—	(515,625)	—	(515,625)
Accretion of carrying value to redemption value	—	—	—	—	(938,456)	—	(938,456)
Net income	—	—	—	—	—	87,581	87,581
Balance as of June 30, 2026	197,250	$20	1,437,500	$144	$836,020	$218,017	$1,054,201

FOR THE PERIOD FROM JANUARY 13, 2025 (INCEPTION) THROUGH JUNE 30, 2025

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance–January 13, 2025 (Inception)	-	$-	$-	$-	$-
Founder shares issued to the Sponsor(1)	1,437,500	144	24,856	-	25,000
Net loss	-	-	-	(9,052)	(9,052)
Balance– March 31, 2025	1,437,500	$144	$24,856	$(9,052)	$15,948
Net loss	-	-	-	(37,000)	(37,000)
Balance– June 30, 2025	1,437,500	$144	$24,856	$(46,052)	$(21,052)

(1)	Class B ordinary shares have been retroactively adjusted to reflect the forfeiture of 546,250 shares for no consideration in a share recapitalization in August 2025, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which were subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters) (see Note 5). On November 13, 2025, the Company consummated its IPO and sold 5,750,000 Units, including 750,000 Units sold pursuant to the full exercise of the underwriters’ over-allotment option; hence, the 187,500 Class B ordinary shares are no longer subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUEPORT ACQUISITION LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2026	For the Period From January 13 2025 (Inception) Through June 30, 2025
Cash Flows from Operating Activities:
Net income (loss)	$237,755	$(46,052)
Changes in operating assets and liabilities:
Interest income on investments held in Trust Account	(1,024,750)	-
Prepaid expenses	(14,837)	-
Accounts payable and accrued expenses	160,160	7,000
Net Cash Used in Operating Activities	(641,672)	(39,052)

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	190,000	-
Advances from related party	-	39,052
Net Cash Provided by Financing Activities	190,000	39,052

Net Change in Cash	(451,672)	-
Cash, Beginning of the Period	480,852	-
Cash, End of the Period	$29,180	$-

Supplemental Disclosure of Cash Flow Information:
Accretion of carrying value to redemption value of Class A redeemable ordinary shares	$2,885,625	$-
Deferred offering costs paid by Sponsor under amount due to a related party	$-	$173,604
Deferred offering costs paid by Sponsor in exchange for issuance of ordinary shares	$-	$25,000

 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BLUEPORT ACQUISITION LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Blueport Acquisition Ltd (the “Company” or “BPAC”) is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2025. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2026, the Company had not commenced any operations. All activities from January 13, 2025 (inception) through June 30, 2026 were related to the Company’s formation and the initial public offer (“IPO”), as described below, and subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end. The Company’s sponsor is Blueport Acquisition Corporation (the “Sponsor”), a Nevada corporation.

The registration statement for the Company’s IPO became effective on November 10, 2025. On November 13, 2025, the Company consummated the IPO, which consisted of 5,750,000 units (the “Units”), including 750,000 Units issued pursuant to the full exercise by the underwriters of their over-allotment option. Each Unit consists of one Class A ordinary share, par value $0.0001 per share (the “Class A Ordinary Share”), and one right to receive one-sixth (1/6th) of one Class A Ordinary Share of the Company. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $57,500,000.

Simultaneously with the closing of the IPO and the sale of the Units, the Company consummated the private placement (the “Private Placement”) of 197,250 units (the “Private Placement Units”) to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $1,972,500, which is described in Note 4.

Transaction costs amounted to $2,435,201 consisting of $862,500 underwriting commissions which were paid in cash at the closing date of the IPO, $1,150,000 deferred underwriting fee, and $422,701 other offering costs. On the IPO date, $658,177 (including $653,177 funded by the Sponsor on November 14, 2025) was held outside of the Trust Account (as defined below) and is available for the payment of the promissory note (see Note 5), payment of accrued expenses and for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the IPO, an amount of $57,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was deposited in a trust account (“Trust Account”) which may only be invested in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury and held in cash or cash like items (including demand deposit accounts) at a bank. Except with respect to dividend and/or interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the IPO and the sale of the private placement units that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of the public shares if the Company does not complete the Company’s initial Business Combination within 15 months from the closing of the IPO, or (B) with respect to any other material provision relating to shareholders’ rights or pre-business combination activity, and (iii) the redemption of all of the public shares if the company are unable to complete their initial business combination within 15 months from the closing of the IPO (unless such completion window is extended by shareholders via an amendment to the amended and restated memorandum and articles of association), subject to applicable law. In no other circumstances will a public shareholder have any right or interest of any kind to or in the Trust Account.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. If the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “Initial Shareholders”) and the underwriters have agreed (a) to vote their Founder Shares, and private placement shares (see Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Founder Shares) in connection with a shareholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company has determined not to consummate any Business Combination unless the Company has net tangible assets of at least $5,000,001 upon such consummation in order to avoid being subject to Rule 419 promulgated under the Securities Act. However, if the Company seeks to consummate an initial Business Combination with a target business that imposes any type of working capital closing condition or requires the Company to have a minimum amount of funds available from the Trust Account upon consummation of such initial Business Combination, its net tangible asset threshold may limit the Company’s ability to consummate such initial Business Combination (as the Company may be required to have a lesser number of shares redeemed) and may force the Company to seek third party financing which may not be available on terms acceptable to the Company or at all. As a result, the Company may not be able to consummate such initial Business Combination and the Company may not be able to locate another suitable target within the applicable time period, if at all.

The Company will have 15 months from the closing of the IPO (the “Completion Window”) to complete its initial Business Combination. If the Company is unable to complete its initial Business Combination within such period, unless the Company extends such period pursuant to its amended and restated memorandum and articles of association (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to the amended and restated memorandum and articles of association), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their initial shares, private placement shares and public shares in connection with the completion of the initial business combination; (ii) waive their redemption rights with respect to their initial shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (a) to modify the substance or timing of the obligation to allow redemption in connection with the initial business combination or to redeem 100% of the public shares if the Company has not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private placement shares if the Company fails to complete the initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete the initial business combination within the prescribed time frame; and (iv) vote any initial shares and private placement shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of the initial business combination.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure the Sponsor will be able to satisfy those obligations.

The Merger Agreement

On May 1, 2026, BPAC entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) NeoCryo Inc, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (the “Purchaser”), (ii) NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (“Merger Sub”), and (iii) SINGAUTO Inc., a Cayman Islands exempted company (“SINGAUTO”), to effect a two-step business combination resulting in a new publicly traded holding company (“PubCo”). The transaction is structured in two sequential mergers:

Reincorporation Merger: Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein, BPAC will merge with and into the Purchaser, with the Purchaser surviving as PubCo (the “Reincorporation Merger”). In connection with the Reincorporation Merger, (i) all issued and outstanding Class B ordinary shares will be converted automatically into Class A ordinary shares, (ii) all issued and outstanding units will be separated automatically into their individual components of Class A ordinary shares and rights, and will cease separate existence and trading, (iii) all issued and outstanding Class A ordinary shares will be converted automatically into Purchaser ordinary shares on a one-for-one basis, and (iv) each issued and outstanding right will be converted into a right to receive one-sixth of one Purchaser ordinary share at closing.

Acquisition Merger: At least one business day after the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO surviving as a wholly owned subsidiary of PubCo (the “Acquisition Merger”). As a result of the Acquisition Merger, all outstanding equity interests of SINGAUTO will be cancelled and converted into the right to receive merger consideration.

Pursuant to the terms of the Merger Agreement, the aggregate consideration payable to SINGAUTO’s shareholders is $1.2 billion, payable entirely in equity, consisting of 120,000,000 PubCo ordinary shares valued at $10.00 per share. The Merger Agreement may be terminated under customary circumstances, including failure to obtain required approvals, uncured breaches, legal prohibitions, or failure to execute a required IP cooperation agreement.

Key Related Agreements:

●	Company Support Agreement: Certain SINGAUTO shareholders agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby and restrict transfers of their SINGAUTO shares until closing or termination.

●	Sponsor Support Agreement: The Sponsor and certain of its affiliates agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby, waive redemption rights, and not transfer their BPAC shares until closing or termination.

●	Lock-Up Agreements: At closing, the Sponsor and certain significant shareholders (≥5% holders) will be subject to transfer restrictions on their PubCo ordinary shares, lasting 180 days following the closing of the Business Combination, subject to early release upon certain specified stock price thresholds or certain change-of-control events.

●	Registration Rights Agreement: PubCo will enter into a registration rights agreement with certain shareholders of SINGAUTO and BPAC, pursuant to which such shareholders will be provided demand and “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration will be paid by PubCo.

●	IP Cooperation Agreement: SINGAUTO is required to enter into the IP cooperation agreement, in a form acceptable to BPAC, within a specified period.

Going Concern Consideration

As of June 30, 2026, the Company had $29,180 in cash and working capital deficit of $378,889. The Sponsor agreed to provide the Company with a non-interest bearing, unsecured loan of up to $300,000 to cover part of the IPO expenses. The loan was fully repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account. As of June 30, 2026 and December 31, 2025, the Company had $190,000 and $0 outstanding, respectively, under the promissory note as discussed in Note 5.

The Company currently has until February 13, 2027 (unless the Company extends such period by amending its Amended and Restated Memorandum and Articles of Association) to consummate the initial business combination. If the Company does not complete a business combination within the prescribed timeline, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, Presentation of Financial Statements—Going Concern, the Company has determined that it has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the combination period. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statement. Therefore, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the business combination or the date the Company is required to liquidate. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

Risks and Uncertainties

Various social and political circumstances in the U.S. and around the world (including tariffs, rising trade tensions between the U.S. and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide.

As a result of these circumstances and the ongoing geopolitical conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2025 included in the Form 10K filed with the SEC on February 26, 2026. The interim results for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of consolidation

The accompanying unaudited consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

In preparing these unaudited condensed consolidated financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $29,180 and $480,852 in cash and none in cash equivalents as of June 30, 2026 and December 31, 2025, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such an account.

The Company’s funds held in the Trust Account are invested in U.S. Treasury securities with a maturity of 185 days or less or in money market funds that invest exclusively in U.S. Treasury obligations. These investments are not subject to FDIC insurance; however, U.S. Treasury securities are backed by the full faith and credit of the U.S. government. Management does not believe the Company is exposed to significant credit risk in connection with the Trust Account investments.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2026. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is a Cayman Islands exempt company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Level 1 —	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company will account for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) will be classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder, or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) will be classified as temporary equity. At all other times, ordinary shares will be classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company will classify Class A ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. Given that the 5,750,000 ordinary shares sold as part of the units in the IPO will be issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 15-month period, which is the initial period that the Company has to complete a Business Combination. Accordingly, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

As of June 30, 2026, the Class A ordinary shares subject to redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to Public Share Rights	(2,415,000)
Class A ordinary shares issuance costs	(2,332,922)
Plus:
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	284,455
Accretion of carrying value to redemption value	303,957
Class A ordinary shares subject to possible redemption, December 31, 2025	$53,340,490
Plus:
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	509,125
Accretion of carrying value to redemption value	922,419
Class A ordinary shares subject to possible redemption, March 31, 2026	$54,772,034
Plus:
Subsequent measurement of ordinary shares subject to redemption (interest earned on trust account)	515,625
Accretion of carrying value to redemption value	938,456
Class A ordinary shares subject to possible redemption, June 30, 2026	$56,226,115

Rights Accounting

The Company accounts for rights as either equity-classified or liability-classified instruments based on an assessment of the right’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the rights meet all of the requirements for equity classification under ASC 815, including whether the rights are indexed to the Company’s own ordinary shares and whether the right holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of right issuance and as of each subsequent quarterly period end date while the rights are outstanding.

For issued or modified rights that meet all of the criteria for equity classification, the rights are required to be recorded as a component of equity at the time of issuance. For issued or modified rights that do not meet all the criteria for equity classification, the rights are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the rights are recognized as a non-cash gain or loss on the statements of operations.

As the rights issued upon the closing of the IPO and sale of Private Placement Units have met the criteria for equity classification under ASC 815, therefore, the rights are classified as equity; see Note 7 for detail description.

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The unaudited condensed consolidated statements of operations include a presentation of net income per redeemable share and net loss per non-redeemable share following the two-class method of net income (loss) per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed net income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed net income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed net income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of net diluted income (loss) per ordinary share does not consider the effect of the rights issued in connection with the IPO and the Private Placement Units since the exercise of the units is contingent upon the occurrence of future events. As of June 30, 2026, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per share is the same as basic earnings per share for the period presented.

The net income (loss) per share presented in the unaudited condensed consolidated statements of operations is based on the following:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	For the Period from January 13, 2025 (inception) to June 30,
	2026	2025	2026	2025
Net income (loss)	$87,581	$(37,000)	$237,755	$(46,052)
Subsequent measurement of ordinary shares subject to redemption (interest earned in Trust Account)	(515,625)	-	(1,024,750)	-
Accretion of Class A ordinary shares to redemption value	(938,456)	-	(1,860,875)	-
Net loss including accretion of Class A ordinary shares to redemption value	$(1,366,500)	$(37,000)	$(2,647,870)	$(46,052)

	For the Three Months Ended June 30, 2026		For the Three Months Ended June 30, 2025
	Redeemable Class A Ordinary Shares	Non- redeemable Class A and Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non- redeemable Class A and Class B Ordinary Shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net loss	$(1,064,000)	$(302,499)	$—	$(37,000)
Subsequent measurement of ordinary shares subject to redemption (interest earned in Trust Account)	515,625	—	—	—
Accretion of carrying value of ordinary shares subject to possible redemption to redemption value	938,456	—	—	—
Allocation of net income (loss)	390,080	(302,499)	—	(37,000)

Denominator:
Basic and diluted weighted average shares outstanding	5,750,000	1,634,750	—	1,375,000
Basic and diluted net income (loss) per ordinary share	$0.07	$(0.19)	$—	$(0.03)

	For the six months ended June 30, 2026		For the Period from January 13, 2025 (inception) to June 30, 2025
	Redeemable Class A Ordinary Shares	Non- redeemable Class A and Class B Ordinary Shares	Redeemable Class A Ordinary Shares	Non- redeemable Class A and Class B Ordinary Shares
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net loss	$(2,061,715)	$(586,155)	$—	$(46,052)
Subsequent measurement of ordinary shares subject to redemption (interest earned in Trust Account)	1,024,750	—	—	—
Accretion of carrying value of ordinary shares subject to possible redemption to redemption value	1,860,875	—	—	—
Allocation of net income (loss)	823,910	(586,155)	—	(46,052)

Denominator:
Basic and diluted weighted average shares outstanding	5,750,000	1,634,750	—	907,738
Basic and diluted net income (loss) per ordinary share	$0.14	$(0.36)	$—	$(0.05)

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740): Improvements to Income Tax Disclosure (“ASU 2023-09”), which enhances the transparency and usefulness of income tax disclosures. ASU 2023-09 became effective for fiscal years beginning after December 15, 2024. The Company adopted this guidance on January 1, 2026 and the adoption has no material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 13, 2025, the Company sold 5,750,000 Units (including full exercise of the underwriters’ over-allotment option of 750,000 units), at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one right (the “Public Right”). Each Public Right entitles the holder to receive one-sixth (1/6) of one Class A ordinary share upon the consummation of an initial business combination. The Company will not issue fractional shares upon the conversion of the rights. As a result, the holder must hold rights in multiples of six in order to receive shares for all of their rights upon closing of a Business Combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Company’s Sponsor purchased an aggregate of 197,250 Private Placement Units at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $1,972,500 in a private placement that will occur simultaneously with the closing of the IPO. Each Private Placement Unit consists of one Class A ordinary share and one right to receive one-sixth (1/6) of one Class A ordinary share upon the consummation of a Business Combination. The proceeds from the Private Placement Units were added to the proceeds from the IPO which were deposited in the Trust Account. If the Company does not complete a Business Combination within the Completion Window, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

The Private Placement Units, private placement shares, private placement rights and the Class A ordinary shares underlying such rights will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of the Company’s initial Business Combination, except to permitted transferees.

Note 5 — Related Party Transactions

Founder Shares

On February 28, 2025, the Company issued to the Sponsor 1,983,750 class B ordinary shares (the “Founder Shares”) for an aggregated consideration of $25,000, or approximately $0.0126 per ordinary share.

In August 2025, the Sponsor forfeited, for no consideration, 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part by the underwriters).

As of June 30, 2026 and December 31, 2025, there were 1,437,500 Founder Shares issued and outstanding; no shares are subject to forfeiture as a result of the underwriters’ full exercise of its over-allotment option on November 13, 2025.

The Founder Shares are identical to the Class A ordinary shares included in the Units being sold in the IPO, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, (ii) the Sponsor, officers and directors of the Company entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to the Founder Shares, private placement shares and public shares in connection with the completion of its initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares and private placement shares if the Company fails to complete its initial Business Combination within 15 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within such time period, and (iii) the Founder Shares and private placement shares are subject to registration rights. If the Company submits its initial Business Combination to its public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement, to vote any Founder Shares and private placement shares held by them and any public shares purchased during or after the IPO in favor of the Company’s initial Business Combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to certain permitted transferees)) until the earlier of 180 days after the date of the consummation of the Company’s initial Business Combination or the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the Company’s initial Business Combination.

Promissory Note — Related Party

On February 28, 2025, the Sponsor agreed to loan the Company up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note was unsecured, interest-free; the principal may be drawn down from time to time upon a written request from the Company to the Sponsor. The Promissory Note was due on the earlier of: (i) the date on which the Company consummates an initial public offering of its securities, or (ii) the date on which the Company determines to not proceed with such initial public offering. Upon the closing of the IPO on November 13, 2025, the Company fully repaid the outstanding amount of approximately $206,823 under the Promissory Note.

In May 2026, the Sponsor agreed to loan the Company an aggregate of up to $190,000 to pay for various expenses of the Company and for working capital purposes pursuant to a promissory note. The promissory note is non-interest bearing and payable no later than the date on which the Company consummates an initial business combination. As of June 30, 2026 and December 31, 2025, the Company had $190,000 and $0, respectively, outstanding under the promissory note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units issued to the Sponsor. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2026 and December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an Administrative Services Agreement with the Sponsor on the effective date of the registration statement of the initial public offering through the earlier of the consummation by the Company of an initial business combination or the Company’s liquidation, pursuant to which the Company agreed to pay the Sponsor a total of $10,000 per month for office space and administrative and support services. For the three months and six months ended June 30, 2026, the Company incurred administrative service fees totaling $30,000 and $60,000, respectively. Additionally, amounts of $60,000 and $16,667 were accrued and included in accrued expenses on the accompanying unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025, respectively.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, as well as the holders of the Private Placement Units and any shares of the Company’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and any ordinary shares issuable upon conversion of the underlying the private placement rights), are entitled to registration rights pursuant to an agreement signed on the effective date of the registration statement for the IPO. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from lock-up. The holders of a majority of the Private Placement Units and units issued in payment of working capital loans made to the Company can elect to exercise these registration rights at any time commencing on the date that the Company consummate an initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Consulting Services Agreement

On November 11, 2025, the Company entered into an agreement with Hurricane Corporate Services Ltd., a consulting firm controlled by Kulwant Sandher, the Company’s Chief Financial Officer (“CFO”). The agreement is for a term of three months commencing on the execution date and will automatically renew for an additional three-month period. The Company agreed to pay Mr. Sandher a monthly fee of $3,000. For the three and six months ended June 30, 2026, the Company incurred $9,000 and $18,000, respectively, in CFO service fees. The Company did not incur any CFO service fees for the period from January 13, 2025 (Inception) through June 30 2025. As of June 30, 2026 and December 31, 2025, $6,000 and $0 of which were accrued and included on the accompanying unaudited condensed consolidated balance sheets.

Director Compensation

The Company pays a quarterly fee of $7,500 to its directors. For the three and six months ended June 30, 2026, the Company incurred $22,500 and $45,000, respectively, in director compensation, of which $15,000 and $0 were accrued and included on the accompanying unaudited condensed consolidated balance sheets. The Company did not incur any director compensation for the period from January 13, 2025 (Inception) through June 30 2025.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the IPO to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. The underwriters fully excised their over-allotment option on November 13, 2025.

The underwriters were paid a cash underwriting discount of 1.50% of the gross proceeds of the IPO, or $862,500. Additionally, the underwriters will be entitled to a deferred underwriting discount of 2% of the gross proceeds of the IPO or $1,150,000, upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

The underwriters have agreed to waive their rights to the deferred underwriting discounts held in the trust account in the event the Company does not consummate a business combination within 15 months from the closing of the IPO (as may be extended pursuant to the Company’s charter documents (subject to shareholder approval, there are no limitations as to the duration of an extension or the number of times the completion window may be extended by shareholders via an amendment to the Company’s amended and restated memorandum and articles of association)), and in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the public shares.

Note 7 — Shareholders’ Equity

Class A Ordinary shares — The Company is authorized to issue up to 450,000,000 shares of Class A ordinary shares with $0.0001 par value. As of June 30, 2026, there were 197,250 Class A ordinary shares issued or outstanding, excluding 5,750,000 Class A ordinary shares subject to possible redemption.

Class B Ordinary shares — The Company is authorized to issue up to 50,000,000 shares of Class B ordinary shares with $0.0001 par value. On February 28, 2025, the Company issued to the Sponsor 1,983,750 class B ordinary shares for an aggregated consideration of $25,000, or approximately $0.0126 per ordinary share. In August 2025, the Sponsor forfeited, for no consideration, 546,250 shares in a share recapitalization, resulting in the Sponsor holding an aggregate of 1,437,500 founder shares (up to 187,500 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part by the underwriters).

As of June 30, 2026 and December, 2025, there were 1,437,500 Class B ordinary shares issued and outstanding; no shares are subject to forfeiture as a result of the underwriters’ full excise of its over-allotment option on November 13, 2025.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the IPO (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the Private Placement Units issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent units issued to the Company’s Sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of initial shares will never occur on a less than one-for-one basis.

Shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the Company’s amended and restated memorandum and articles of association or as required by Cayman Islands law or stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company is generally required to approve any matter voted on by the shareholders. Approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of the holders of at least two-thirds of the ordinary shares who attend and vote at a general meeting of the Company, and pursuant to the Company’s amended and restated memorandum and articles of association, such actions include amending the Company’s amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Rights — Each holder of a right will receive one-sixth (1/6) of one Class A ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per ordinary share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis and each holder of a right will be required to affirmatively convert its rights in order to receive one share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Completion Window and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the ordinary shares underlying the rights.

Note 8 — Fair Value Measurements

The following tables present information about the Company’s assets that are measured at fair value as of June 30, 2026 and December 31, 2025 and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	As of June 30,	Quoted prices in active markets	Significant other observable inputs	Significant other unobservable inputs
	2026	(Level 1)	(Level 2)	(Level 3)
Assets
Investments held in Trust Account	$58,809,205	$58,809,205	—	—

	As of December 31,	Quoted prices in active markets	Significant other observable inputs	Significant other unobservable inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Assets
Investments held in Trust Account	$57,784,454	$57,784,454	—	—

Note 9 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Three Months Ended June 30,		For the Six Months Ended June 30	For the Period From January 13, 2025 (Inception) Through June 30
	2026	2025	2026	2025
General and administrative expenses	$398,044	$37,000	$726,995	$46,052
Interest earned on investments held in Trust Account	$515,625	$-	$1,024,750	$-

The key measures of segment profit or loss reviewed by the CODM are general and administrative expenses and interest earned on investments held in Trust Account. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Interest earned on investments held in Trust Account are reviewed to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement.

Note 9 — Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based on the review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and
Shareholder of NeoCryo Inc

Opinion on the Financial Statements

We have audited the accompanying balance sheet of NeoCryo Inc as of May 31, 2026, and the related statements of operations, changes in shareholder’s deficit, and cash flows for the period April 9, 2026 (inception) through May 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026, and the results of its operations and its cash flows for the period April 9, 2026 (inception) through May 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no cash, a net loss, and will continue to incur significant costs in pursuit of its financing and acquisition plans that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2026.

Adeptus Partners, LLC

PCAOB: 3686

Ocean, New Jersey

June 23, 2026

NEOCRYO INC
BALANCE SHEET
MAY 31, 2026

Liabilities and shareholder’s deficit
Current liabilities
Due to related party	$4,200
Total current liabilities	4,200

Total Liabilities	4,200

Commitments and contingencies (Note 4)

Shareholder’s deficit
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1 share issued and outstanding	—
Accumulated deficit	(4,200)
Total shareholder’s deficit	(4,200)
Total liabilities and shareholder’s deficit	$—

The accompanying notes are an integral part of these financial statements.

NEOCRYO INC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 9, 2026 (INCEPTION) TO MAY 31, 2026

General and administrative expenses	$4,200
Loss from operations	(4,200)
Income tax provision	—
Net loss	$(4,200)
Weighted average number of ordinary share outstanding, basic and diluted	1
Basic and diluted net loss per ordinary share	$(4,200)

The accompanying notes are an integral part of these financial statements.

NEOCRYO INC
STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE PERIOD FROM APRIL 9, 2026 (INCEPTION) TO MAY 31, 2026

	Ordinary shares		Accumulated	Total shareholder’s
	Shares	Amount	deficit	deficit
Balance as of April 9, 2026 (Inception)	—	$—	$—	$—
Issuance of ordinary share	1	—	—	—
Net loss	—	—	(4,200)	(4,200)
Balance as of May 31, 2026	1	$—	$(4,200)	$(4,200)

The accompanying notes are an integral part of these financial statements.

NEOCRYO INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 9, 2026 (INCEPTION) TO MAY 31, 2026

Cash flows from operating activities
Net loss	$(4,200)
Net cash used in operating activities	(4,200)

Cash flows from financing activities
Due to related party	4,200
Net cash provided by financing activities	4,200

Net increase in cash and cash equivalents	—
Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at the end of period	$—

The accompanying notes are an integral part of these financial statements.

NEOCRYO INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NeoCryo Inc. (the “Company” or “PubCo”) was incorporated in the Cayman Islands on April 9, 2026 as a limited liability company and is a wholly owned subsidiary of Blueport Acquisition Ltd. (“BPAC” or the “Parent”), a Cayman Islands exempted company. The Company was formed solely for the purpose of effectuating the transactions contemplated by the Agreement and Plan of Merger, dated May 1, 2026, as amended from time to time (the “Merger Agreement”), among BPAC, the Company, NeoCryo Merger Sub Ltd. (“Merger Sub”), and SINGAUTO Inc. a Cayman Islands exempted company (“SINGAUTO”). The Company’s fiscal year ends on December 31.

Since inception, the Company has had no operating activities; it was formed solely for the purpose of completing the transactions contemplated by the Merger Agreement and as of May 31, 2026, the Company had no cash and cash equivalents and a net working capital deficit of $4,200. Pubco’s operating expenses are borne by its parent company, BPAC. As of March 31, 2026, BPAC has net assets of $2,420,701 and cash of $97,816. These assets are sufficient to cover Pubco’s future operating expenses.

Business Combination

On May 1, 2026, BPAC entered into the Merger Agreement with (i) the Company, (ii) Merger Sub, and (iii) SINGAUTO, to effect a two-step business combination resulting in a new publicly traded holding company (“PubCo”). The transaction is structured in two sequential mergers:

Reincorporation Merger: Upon the closing of the transactions contemplated in the Merger Agreement, and subject to the terms and conditions set forth therein, BPAC will merge with and into the Purchaser, with the Purchaser surviving as PubCo (the “Reincorporation Merger”). In connection with the Reincorporation Merger, (i) all issued and outstanding Class B ordinary shares will be converted automatically into Class A ordinary shares, (ii) all issued and outstanding units will be separated automatically into their individual components of Class A ordinary shares and rights, and will cease separate existence and trading, (iii) all issued and outstanding Class A ordinary shares will be converted automatically into Purchaser ordinary shares on a one-for-one basis, and (iv) each issued and outstanding right will be converted into a right to receive one-sixth of one Purchaser ordinary share at closing.

Acquisition Merger: At least one business day after the Reincorporation Merger, Merger Sub will merge with and into SINGAUTO, with SINGAUTO surviving as a wholly owned subsidiary of PubCo (the “Acquisition Merger”). As a result of the Acquisition Merger, all outstanding equity interests of SINGAUTO will be cancelled and converted into the right to receive merger consideration.

Pursuant to the terms of the Merger Agreement, the aggregate consideration payable to SINGAUTO’s shareholders is $1.2 billion, payable entirely in equity, consisting of 120,000,000 PubCo ordinary shares valued at $10.00 per share. The Merger Agreement may be terminated under customary circumstances, including failure to obtain required approvals, uncured breaches, legal prohibitions, or failure to execute a required IP cooperation agreement.

Key Related Agreements:

●	Company Support Agreement: Certain SINGAUTO shareholders agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby and restrict transfers of their SINGAUTO shares until closing or termination.

●	Sponsor Support Agreement: The Sponsor and certain of its affiliates agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby, waive redemption rights, and not transfer their BPAC shares until closing or termination.

●	Lock-Up Agreements: At closing, the Sponsor and certain significant shareholders (≥5% holders) will be subject to transfer restrictions on their PubCo ordinary shares, generally lasting 30 days for sponsor related shares and 180 days for other shareholders, subject to early release upon certain specified stock price thresholds or certain change-of-control events.

●	Registration Rights Agreement: PubCo will enter into a registration rights agreement with certain shareholders of SINGAUTO and BPAC, pursuant to which such shareholders will be provided demand and “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration will be paid by PubCo.

●	IP Cooperation Agreement: SINGAUTO is required to enter into the IP cooperation agreement, in a form acceptable to BPAC, within a specified period.

NOTE 2 — GOING CONCERN CONSIDERATION

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. For the period from April 9, 2026 (Inception) to May 31, 2026, the Company’s reported net loss of $4,200. As of May 31, 2026, the Company had no cash and cash equivalents and a net working capital deficit of $4,200.

The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain whether the Company will be able to reduce or eliminate its net loss for the foreseeable future. Accordingly, the Company will need to raise additional financing. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

NEOCRYO INC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — GOING CONCERN CONSIDERATION (cont.)

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).The interim results for the period from April 9, 2026 (Inception) to May 31, 2026 are not necessarily indicative of the results that may be expected through December 31, 2026 or for any future periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period. As of May 31, 2026, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of May 31, 2026, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

NEOCRYO INC
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Fair Value Measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 4 — COMMITMENTS AND CONTINGENCIES

The Company evaluates the existence of commitments and contingencies as part of its financial reporting process. As of May 31, 2026, the Company is not aware of any material commitments or contingencies requiring disclosure or recognition in the financial statements. The Company will continue to monitor its operations and external relationships for any commitments or contingencies that may arise in future periods.

NOTE 5 — RELATED PARTY TRANSACTIONS

The Parent has paid certain organizational and operating expenses on behalf of the Company, including legal and professional fees incurred in connection with the Company’s formation and the proposed Business Combination. Such amounts are recorded as due to related party in the accompanying balance sheet.

The advances are unsecured, non-interest bearing and payable on demand. As of May 31, 2026, amounts due to the Parent totaled $4,200.

NOTE 6 — SHAREHOLDER’S DEFICIT

Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with $0.0001 par value. As of May 31, 2026, the Company had issued one ordinary share without consideration.

NOTE 7 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

SINGAUTO INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Singauto Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Singauto Inc. (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2026.

New York, New York
July 10, 2026

SINGAUTO Inc.

Consolidated Balance Sheets

(Expressed in U.S. dollar, except for the number of shares)

	As of March 31, 2026	As of March 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	$45,022,608	$45,049,754
Deposits - current	102,454	45,050
Prepayments	49,622	680,502
Amount due from related parties	317,474	3,075,280
Total current assets	45,492,158	48,850,586

Non-current assets:
Property and equipment, net	1,169,851	188,301
Operating lease right-of-use assets	12,771,754	13,341,928
Deposits – non-current	713,041	770,091
Deferred merge costs	282,672	-
Total non-current assets	14,937,318	14,300,320

TOTAL ASSETS	$60,429,476	$63,150,906

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accrued liabilities and other payables	$1,022,517	$712,226
Amount due to related parties	17,134,902	10,852,122
Operating lease liabilities — current	573,259	151,399
Total current liabilities	18,730,678	11,715,747

Operating lease liabilities — non-current	13,981,428	13,547,387
Total non-current liabilities	13,981,428	13,547,387

TOTAL LIABILITIES	32,712,106	25,263,134

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Redeemable ordinary shares (par value $0.0001 per share, 2,500,000 and nil shares issued and outstanding subject to possible redemption at $0.8 redemption price as of March 31, 2026 and 2025, respectively)	2,000,000	2,000,000
Total Mezzanine equity	2,000,000	2,000,000

SHAREHOLDERS’ EQUITY:
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 127,608,235 and 103,092,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively excluding 2,500,000 and nil shares subject to possible redemption as of March 31, 2026 and 2025, respectively) (Note 11)	12,761	10,309
Additional paid-in capital	51,778,116	51,999,700
Accumulated deficit	(25,403,828)	(16,153,239)
Accumulated other comprehensive (loss) income	(669,679)	31,002

TOTAL SHAREHOLDERS’ EQUITY	25,717,370	35,887,772

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$60,429,476	$63,150,906

The accompanying notes are an integral part of these consolidated financial statements.

SINGAUTO Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. dollar, except for share and per share data)

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025
Operating expenses:
Selling and marketing expenses	$(500,026)	$(941)
General and administrative expenses	(3,893,360)	(2,333,008)
Research and development expenses	(5,165,176)	(4,856,311)

Total operating expenses	(9,558,562)	(7,190,260)

Loss from operations	(9,558,562)	(7,190,260)

Other income:
Interest income	14,379	107
Other income	293,594	13,077

Total other income	307,973	13,184

Loss before income taxes	(9,250,589)	(7,177,076)
Income tax expenses	-	-

Net loss	$(9,250,589)	$(7,177,076)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(700,681)	11,497

Total Comprehensive loss	$(9,951,270)	$(7,165,579)

Loss per non-redeemable ordinary shares
Basic and diluted	$(0.08)	$(0.07)
Weighted average non-redeemable ordinary shares outstanding
Basic and diluted	119,587,864	103,706,795

Loss per redeemable ordinary shares
Basic and diluted	$(0.07)	$(0.08)
Weighted average redeemable ordinary shares outstanding
Basic and diluted	2,500,000	2,143,836

The accompanying notes are an integral part of these consolidated financial statements.

SINGAUTO Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in U.S. dollar, except for share and per share data)

	Ordinary Shares		Additional		Accumulated Other	Total Shareholders’
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Equity (Deficit)

Balance as of March 31, 2024	95,000,000	$9,500	$3,000,509	$(8,976,163)	$19,505	$(5,946,649)

Issuance of ordinary shares (Note 11)	8,092,000	809	48,999,191	—	—	49,000,000
Net loss	—	—	—	(7,177,076)	—	(7,177,076)
Foreign currency translation adjustment	—	—	—	—	11,497	11,497

Balance as of March 31, 2025	103,092,000	$10,309	$51,999,700	$(16,153,239)	$31,002	$35,887,772
Issuance of ordinary shares (Note 11)	24,516,235	2,452	(2,452)	—	—	—
Net loss	—	—	—	(9,250,589)	—	(9,250,589)
Purchase from a related party under common control (Note 11)	—	—	(219,132)	—	—	(219,132)
Foreign currency translation adjustment	—	—	—	—	(700,681)	(700,681)

Balance as of March 31, 2026	127,608,235	$12,761	$51,778,116	$(25,403,828)	$(669,679)	$25,717,370

The accompanying notes are an integral part of these consolidated financial statements.

SINGAUTO Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025
Cash flows from operating activities
Net loss	$(9,250,589)	$(7,177,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	304,336	25,489
Amortization of operating lease right-of-use assets	791,874	448,743
Gain on foreign currency exchange rates	(253,325)	(15,625)
Changes in operating assets and liabilities:
Prepayments	630,880	(680,502)
Deposits	(354)	(770,614)
Amounts due from related parties	2,770,407	-
Amounts due to related parties	1,327,175	-
Accrued liabilities and other payables	293,068	712,226
Operating lease liabilities	643,079	(92,079)

Net cash used in operating activities	(2,743,449)	(7,549,438)

Cash flows from investing activities
Purchase of property and equipment	-	(206,489)
Advancement to related parties	(2,931)	(356,668)
Collection of advancement to related parties	260	2,202,890
Net cash (used in) provided by investing activities	(2,671)	1,639,733

Cash flows from financing activities
Advancement from related parties	4,547,524	5,414,248
Repayments of advancement from related parties	(1,450,538)	(86,130)
Deferred merger costs paid	(265,449)	-
Proceeds from issuance of shares	-	45,200,746

Net cash provided by financing activities	2,831,537	50,528,864

Effect of exchange rate on cash and cash equivalents	(112,563)	16,354

Net change in cash and cash equivalents	(27,146)	44,635,513
Cash and cash equivalents, at beginning of year	45,049,754	414,241

Cash and cash equivalents, at end of year	$45,022,608	$45,049,754

Supplemental disclosure of cash flow information:
Interest paid	$-	$-
Income tax paid	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of motor vehicles (demo) by a net-settlement of receivables from a related party	$1,279,705	$-
Lease liabilities arising from recognition of right-of-use assets	$224,542	$13,462,906
Related parties collected the proceeds from investors on the Company’s behalf	$-	$4,784,264

The accompanying notes are an integral part of these consolidated financial statements.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 1 —  Nature of Business and Organization

(a) Incorporation and principal activities

SINGAUTO Inc. (“SINGAUTO”, or the “Company”) is a holding company incorporated on July 7, 2023, under the laws of the Cayman Islands. The Company commenced operations through its wholly owned subsidiaries in Singapore and the UAE (collectively referred to as the “Group”). The Company’s core business is the research and development (“R&D”), manufacturing and associated technical services of new-energy, intelligent refrigerated vehicles. The Company’s key activities include: a) Forward development of full new-energy intelligent refrigerated vehicles (e.g., the SINGAUTO S1), b) Integrated hardware-and-software solutions: on-board IoT systems, remote temperature control, connected-vehicle platforms, OTA updates, and driver-assistance technologies, c) Value-added services: data subscriptions, financing solutions, and cold-chain logistics optimization, and, d) Business-model transformation: shifting from traditional vehicle sales to a comprehensive service model that combines hardware, software subscriptions and data services.

As of March 31, 2026, the details of the Company’s subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% Ownership	Principal Activities
Parent company:
SINGAUTO KY Limited	January 15, 2025	British Virgin Islands	100%	Investment holding
SINGAUTO Pte. Ltd.	August 2, 2023	Singapore	100%	Holding company for intellectual property of intelligent refrigerated vehicles
SINGAUTO MANUFACTURING L.L.C-S.P.C (“SAM”)	August 30, 2024	Abu Dhabi, UAE	100%	Automotive Manufacturing

(b) Acquisition of a subsidiary under common control

In September 2025, SINGAUTO Inc acquired 100% of equity interest in SINGAUTO MANUFACTURING L.L.C-S.P.C.(SAM). For all periods presented, the Company and SAM were both under the control of Mr Liu Yuqiang who was the Company’ controlling shareholder, this transaction was accounted for as a combination of commonly controlled entities and accounted for as if the acquisition had been consummated at the beginning of the earliest period presented, with no gain or loss being recognized. In accordance with ASC 805-50, the assets and liabilities and operations of the Company and SAM were combined at their historical carrying amounts, and all periods presented were adjusted as if the entities had always been combined since August 30, 2024.

(c) Disposal of subsidiaries

Singauto Limited, a company incorporated in Hong Kong, China in August 2023 (“Singauto HK”), and its wholly owned subsidiary Xinshiya (Shanghai) Co., Ltd., a company established in the People’s Republic of China in June 2025 (“Xinshiya Shanghai”), were subsidiaries of the Group prior to March 2026. In March 2026, the 100% shares of Singauto HK was transferred to an entity controlled by the controlling shareholder of the Company with an amount of HKD 10,000 ($1,276). Both Singauto HK and Xinshiya Shanghai are dormant entities during the years ended March 31, 2026 and 2025. For the year ended March 31, 2026, no disposal gain or loss was recognized as it is a transaction under common control.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The consolidations were prepared on a historical cost basis, without fair value.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, estimates of expected credit losses, valuation allowance against deferred tax assets, the useful lives of property and equipment, impairment of long-lived assets and other provisions and contingencies. Actual results could differ from the estimates, and as such, differences could be material to these consolidated financial statements.

Foreign Currency Translation

The reporting currency is U.S. dollars (“US$”). The functional currency of the Company is the U.S. dollars. The functional currency of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The functional currencies of the subsidiaries in Singapore and the UAE are the Singapore Dollar (“SGD”) and United Arab Emirates Dirham (“AED”), respectively. Assets and liabilities are translated at year-end closing exchange rates; equity at historical rates; and income and expense items at average rates for the year. Translation differences arising from intercompany balances are eliminated on consolidation with any residual foreign exchange variance recognized in the consolidated statement of operations and comprehensive loss. Translation adjustments on standalone subsidiary statements are reported in accumulated other comprehensive income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations and comprehensive loss.

The following exchange rates were used in preparing the consolidated financial statements which are based on the exchange rates set forth in the statistical release of XE.com.

	March 31, 2026	March 31, 2025
Year-end spot rate
SGD	1.2901	1.3445
AED	3.6725	3.6697

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025
Average rate
SGD	1.2876	1.3380
AED	3.6725	3.6717

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits with original maturities of less than three months. The Company maintains bank accounts primarily in the Cayman Islands, the UAE, and Singapore.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

Prepayments

Prepayments are mainly advanced to suppliers for future events. These amounts are refundable if the events are not commenced and bear no interest. For any prepayments determined by management that such advances will not be in receipts of services or refundable, the Company will recognize an allowance account to reserve such balances. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Delinquent account balances are written off against allowance after management has determined that the likelihood of completion or collection is not probable. The Group did not record any allowance related to prepayments for the years ended March 31, 2026 and 2025.

Deposits

Deposits consist primarily of security deposits paid to lessors in connection with the rental of office premises, land lease facilities, and other operational properties.

Allowance for credit losses

The Group’s amounts due from related parties and deposits are within the scope of ASU No. 2016-13, “Financial instruments - Credit Losses (Topic 326). To estimate expected credit losses, the Group considers the counterparties’ creditworthiness, historical collection experience, and the absence of indicators of default or impairment. There was no credit loss allowance recognized for deposits as of March 31, 2026 and 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives with 5% residual value. The Estimated useful lives are as follows:

Useful Lives
Furniture and fitting	3 Years
Office Equipment	3 Years
Computer equipment	3 Years
Motor Vehicles	5 Years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment, operating right-of-use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There were no impairments of these assets as of March 31, 2026 and 2025.

Income Taxes

The Group accounts for income taxes under ASC 740. Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies.

The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related Singapore tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive loss as income tax expense.

Leases (ASC 842)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Operating right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended March 31, 2026 and 2025.

Asset Retirement Obligations

ASC 410, “Asset Retirement and Environmental Obligations” requires that the discounted fair value of a liability for an asset retirement obligation (“ARO”) be recognized in the period in which it is incurred with the associated ARO capitalized as part of the carrying cost of the asset. The recognition of an ARO requires that management make numerous estimates, assumptions and judgments regarding such factors as estimated probabilities, timing of settlements, material and service costs, current technology, laws and regulations, and credit adjusted risk-free rate to be used. The Company periodically assesses its operations and legal requirements to determine if recognition of an asset retirement obligation is necessary. The Company has identified a known asset retirement obligation associated with one lease of land-use-of rights. The Company has not recorded an asset retirement obligation as of March 31, 2026 and 2025 given the related costs are currently indeterminable. The related cost is unknown as the retirement plan involves the abandon of all the properties and equipment left in the land, while the Company has not commenced any construction yet in the land.

Mezzanine Equity

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as Mezzanine equity. At all other times, ordinary shares are classified as shareholders’ equity. According to ASC 480-10-S99-15, the Company used method a (the interest method) under ASC480-10-S99-15, for subsequent measurement, accreting the carrying value of the equities to their current redemption value as of each period end. The accretions to the redemption price should be charged to retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital or in the absence of additional paid-in-capital, by charges to accumulated deficit. As of March 31, 2026 and 2025, mezzanine equity was $2,000,000 and $2,000,000, respectively.

Deferred Merger Costs

Deferred merger costs consist primarily of expenses paid to attorneys and others direct merger costs. Deferred merger costs will be charged against shareholders’ equity upon the completion of the merger. In the event the merger is not completed, deferred merger costs will be expensed as incurred.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive loss for the years ended March 31, 2026 and 2025 consisted of net loss and foreign currency translation adjustment.

Loss per Share

Under the provisions of ASC 260, “Loss Per Share”, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding for the periods presented. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the loss of the Company, subject to anti-dilution limitations. In periods where the Company reports a net loss, the effect of potential common shares is anti-dilutive and is therefore excluded from the diluted net loss per share calculation.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

Fair Value Measurement

The Group follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows

●	Level 1 –	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 –	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 -	inputs to the valuation methodology are unobservable. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, amounts due from (to) related parties, deposits and accrued liabilities and other payables approximate their carrying amounts due to the short-term nature of these instruments. The carrying value of the Company’s operating lease liabilities approximates fair value at each balance sheet date because the discount rates used for the lease liabilities approximate market interest rates.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, a shareholder, or a related corporation.

Commitments and contingencies

The Group adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. Contingencies, representing uncertainties related to potential liabilities or gains stemming from past events, are evaluated based on available information, legal counsel advice, and historical experience. The Group records accruals for losses when it is probable and reasonably estimate.

Selling and marketing expenses

Selling and marketing expenses consist primarily of equipment depreciation expenses, advertisement expenses and other entertainment expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, equipment depreciation expenses, professional service expenses, rental and other general corporate related expenses.

Research and development (R&D) expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including equipment depreciation expense, professional consulting service fees, and technical service fees. All costs associated with research and development are expensed as incurred.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has early adopted ASU 2023-07 for the year ended March 31, 2023. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s the chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief executive officer is identified as the CODM. The CODM reviews the financial results when making decisions about allocating resources and assessing the performance of the Company as a whole, hence, the Company has only one reportable segment. The Company’s CODM uses net loss as the measures of segment profit or loss. There are no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. Significant segment expenses are research and development expenses, which is consistent with those reported on the statements of operations and comprehensive loss. As the main business are all performed in Singapore, no geographical segments are presented. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities (PBEs), the ASU is effective for annual periods beginning after December 15, 2024. For all other entities (i.e. non-PBEs), the ASU is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As an emerging growth company, the Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss and statements of cash flows.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

Note 3 Concentration Risk

1) Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2026, cash and cash equivalents of $ 45,022,608 were deposited in financial institutions in Cayman, Singapore, and the UAE. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in Cayman, Singapore, and the UAE, which management believes are of high credit quality and the Company also continually monitors their credit worthiness. Bank balances placed in current accounts in Singapore are considered safe due to strong regulatory oversight by the Monetary Authority of Singapore (“MAS”), which ensures banks maintain sound financial and risk management practices. Additionally, deposits are protected by the Singapore Deposit Insurance Corporation (“SDIC”) for up to SGD 100,000 (equivalent to approximately USD 75,000) per depositor per Deposit Insurance Scheme member. Bank balances placed in current accounts in the UAE and Caymen Islands are subject to regulatory oversight by the Central Bank of the United Arab Emirates (“CBUAE”) and Cayman Islands Monetary Authority (“CIMA”) respectively, which requires banks to maintain adequate capital adequacy and liquidity standards. Deposits held with banks licensed in the UAE are protected under the UAE’s deposit protection framework administered by the UAE Banks Federation in coordination with the CBUAE.

The Company’s operations are carried out in Singapore and the UAE. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore and the UAE as well as by the general state of the Singapore and the UAE’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through subsidiaries in Singapore and the UAE, and related assets and liabilities are denominated in SGD and AED, which are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the MAS and CBUAE or other authorized financial institutions at exchange rates quoted by MAS and CBUAE. Approval of foreign currency payments by the MAS and CBUAE or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of SGD and AED are subject to changes in central government policies and to international economic and political developments affecting supply and demand in Singapore and the UAE Foreign Exchange Trading System market.

3) Concentration of supplier risk

For the year ended March 31, 2026, there were 2 vendors accounted for 10% or more of the Group’s total purchase. Total purchase from vendor A and vendor B accounted for 42.9% and 14.9% of the Group’s total purchase for the year ended March 31, 2026, respectively.

For the year ended March 31, 2025, there were 2 vendors accounted for 10% or more of the Group’s total purchase. Total purchase from vendor C and vendor D accounted for 30.9% and 26.9% of the Group’s total purchase for the year ended March 31, 2025, respectively.

NOTE 4 — LIQUIDITY

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of March 31, 2026, the Group had a positive working capital of $26,761,480, and cash and cash equivalents of $45,022,608. For the year ended March 31, 2026, the Group recorded a net loss of $9,250,589. Net cash used in operating activities amounted to $2,743,449 for the year ended March 31, 2026.

The Company believes that its existing cash will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of issuance of these consolidated financial statements. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determines that its cash requirements exceed the amount of cash available, the Company may need to raise additional capital through the issuance of equity or debt securities, or through other means.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31, 2026	As of March 31, 2025

Motor vehicles	$1,484,824	$199,189
Furniture and fittings	9,371	8,992
Computer equipment	6,758	6,484
Office equipment	814	781
Total, at cost	1,501,767	215,446
Less: accumulated depreciation	(331,916)	(27,145)
Property and equipment, net	$1,169,851	$188,301

Depreciation expense on property and equipment for the years ended March 31, 2026 and 2025 was $304,336 and $25,489, respectively.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 6 — OPERATING LEASES

The Group has several operating leases for offices and land-use-of rights. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents operating lease assets and liabilities on the consolidated balance sheets:

	As of March 31, 2026	As of March 31, 2025

Operating right-of-use assets, net	$12,771,754	$13,341,928

Operating lease liabilities — current	$573,259	$151,399
Operating lease liabilities — non-current	13,981,428	13,547,387
Total operating lease liabilities	$14,554,687	$13,698,786

The following table provides a summary of the Group’s operating lease expenses for the years ended March 31, 2026 and 2025:

	For the year ended March 31, 2026	For the year ended March 31, 2025

Operating lease expenses	$1,764,383	$700,620
Cash paid for amounts included in the measurement of lease liabilities	$329,430	$343,956

The weighted average remaining lease terms and discount rates for all of the operating leases were as follows:

	March 31, 2026	March 31, 2025
Remaining lease term and discount rate:
Weighted average discount rate	6.88%	6.88%
Weighted average remaining lease term (years)	48.5	49.2

The maturity of lease liabilities as of March 31, 2026 was as follows:

March 31, 2026
For year ending March 31, 2027	$608,594
For year ending March 31, 2028	713,041
For year ending March 31, 2029	713,041
For year ending March 31, 2030	739,780
For year ending March 31, 2031	819,997
Thereafter	67,796,707
Total lease payments	71,391,160
Less: Imputed interest	(56,836,473)
Present value of lease liabilities	$14,554,687

NOTE 7 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	As of March 31, 2026	As of March 31, 2025

Accruals	$867,003	$447,435
Deposit	65,514	264,791
Other payable	90,000	-
Total accrued liabilities and other payables	$1,022,517	$712,226

Accrued liabilities and other payables comprise: (i) accruals for operating expenses including professional fees, audit fees, and administrative costs incurred but not yet paid; (ii) deposits received from counterparties in respect of advance payments for vehicle demonstration arrangements; and (iii) other payables of $90,000 represent an amount payable to a third-party service provider for consulting services rendered during the year ended March 31, 2026.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of March 31, 2026 and 2025 and transactions for the years ended March 31, 2026 and 2025 are identified as follows:

1) Related parties with transactions and related party relationships

Name of Related Party	Relationship with the Company
Mr. Yuqiang Liu	Director and CEO
Beijing Xinshiya Technology Co., Ltd.	Entity controlled by Mr. Yuqiang Liu
SYMY Intraco Pte. Ltd.	Entity controlled by Mr. Yuqiang Liu

2) Amounts due to related parties

Related party	Nature	As of March 31, 2026	As of March 31, 2025

Liu Yuqiang	Advancement from related parties (1)	$14,398,547	$10,852,122
Beijing Xinshiya Technology Co.Ltd.	Accounts payable	2,736,355	-

Total		$17,134,902	$10,852,122

(1)	The amounts are unsecured interest-free and repayable on demand.

3) Amounts due from related parties

Related party	Nature	As of March 31, 2026	As of March 31, 2025

SYMY Intraco Pte. Ltd.	Advancement to related parties (1)	$317,474	$304,873
Beijing Xinshiya Technology Co., Ltd.	Advancement to related parties (1)	-	2,770,407

Total		$317,474	$3,075,280

(1)	The amounts are unsecured interest-free and receivable on demand.

(4) Significant related party transactions

The following table summarizes significant transactions with related parties for the years ended March 31, 2026 and 2025:

Related Party	Nature of Transaction	For the year ended March 31, 2026	For the year ended March 31, 2025
SYMY Intraco Pte. Ltd.	Advancement to related parties	$-	$297,232
SYMY Intraco Pte. Ltd.	Collection of Advancement to related parties	$260	$24,514
Beijing Xinshiya Technology Co., Ltd.	Related parties collected the proceeds from investors on the Company behalf	$-	$4,000,000
Beijing Xinshiya Technology Co., Ltd.	Advancement to related parties	$2,931	$59,436
Beijing Xinshiya Technology Co., Ltd.	Collection of Advancement to related parties	$-	$2,178,376
Mr. Yuqiang Liu	Proceeds of Advancement from related parties	$4,547,524	$5,414,248
Mr. Yuqiang Liu	Repayments of Advancement from related parties	$1,450,538	$86,130
Mr. Yuqiang Liu	Related parties collected the proceeds from investors on the Company behalf	$-	$784,264
Beijing Xinshiya Technology Co., Ltd.	Purchase from related parties	$5,596,418	$-
Beijing Xinshiya Technology Co., Ltd.	Net settlement (a)	$2,770,407	$-

(a)	In April 2025, the Company and Beijing Xinshiya Technology Co., Ltd. entered into a net settlement agreement, pursuant to which both parties agreed that the Company’s receivable due from Beijing Xinshiya Technology Co., Ltd. of $2,770,407 was netted off against the Company’s payables due to Beijing Xinshiya Technology Co., Ltd. of $2,770,407.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 9 — MEZZANINE EQUITY

On December 26, 2023 and January 15, 2024, the Company entered into two share purchase agreements with two third-party investors, upon which the investors shall have an option to require the Company to repurchase all of the ordinary shares if after 3 years since the closing it fails to become publicly listed.

The Company received total investment proceeds of $2 million. These redeemable ordinary shareholders possess the same rights as non-redeemable ordinary shareholders of the Company, including voting rights, dividend rights, and the right to access financial statements.

As these ordinary shares are contingently redeemable, they are classified as mezzanine equity in the consolidated balance sheets.

On March 9, 2026, the 2,500,000 ordinary shares were finally issued to the investors. For accounting purposes, the ordinary shares have been treated as outstanding upon receipt of the investment proceeds.

For each reporting period, the Company assesses whether the ordinary shares are currently redeemable and if the ordinary shares are not currently redeemable, the Company further assesses whether it is probable that the equity will become redeemable. The Company concluded that the ordinary shares is not currently redeemable, but with the potential become redeemable. As such, the Company accretes the mezzanine equity to its redemption value, which is the issuance price of $2,000,000 as no interest or dividend were stipulated in the share purchase agreements.

There was no remeasurement of the carrying value to redemption value for the years ended March 31, 2026 and 2025, as the aggregate carrying value of $2,000,000 (2,500,000 shares multiplied by $0.80 per share redemption price) remained unchanged throughout both periods.

NOTE 10 — INCOME TAX

Cayman Islands

The Company is incorporated in the Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividends paid to shareholders.

 British Virgin Islands

Singauto KY Limited is incorporated in British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Island law. Additionally, upon payments of dividends to the shareholders, no British Island withholding tax will be imposed.

Singapore

The Group’s subsidiaries in Singapore are subject to corporate income tax under the Singapore tax regime at a rate of 17% on their chargeable income. Under Singapore’s partial tax exemption scheme, 75% of the first S$10,000 of chargeable income and 50% of the next S$190,000 of chargeable income that would otherwise be subject to normal taxation are exempt from corporate income tax.

United Arab Emirates

The Group’s subsidiary incorporated in United Arab Emirates is governed by the corporate tax regime established under UAE Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. Effective from June 1, 2023, the UAE implemented a corporate tax regime at a standard rate of 9% on taxable income exceeding AED 375,000. Income up to this threshold is exempt from corporate tax.

Income/(loss) before income tax expense is attributable to the following geographic locations:

	As of March 31, 2026	As of March 31, 2025

Cayman Islands	$(15,264)	$(50,589)
Singapore	(7,658,010)	(6,736,467)
United Arab Emirates	(1,543,918)	(390,020)
British Virgin Islands	(33,397)	-
Total	$(9,250,589)	$(7,177,076)

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows

	For the year ended March 31, 2026	For the year ended March 31, 2025

Current income tax expense	$-	$-
Deferred income tax expense	-	-
Total income tax expense	$-	$-

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the year ended March 31, 2026	For the year ended March 31, 2025

Loss before income tax	$(9,250,589)	$(7,177,076)
Singapore statutory income tax rate	17%	17%

Computed income tax benefit with Singapore statutory income tax rate	$(1,572,600)	$(1,220,103)
Different tax rates in other jurisdictions’	270,739	74,904
Non-taxable income	(2,715)	(17)
Non-deductible expenses
Research and development expenses	852,554	825,573
General & administrative expenses	391,831	317,815
Selling and marketing expenses	57,977	-
Foreign exchange gain	(49,832)	(2,505)
Changes in valuation allowance	52,046	4,333
Income tax expense	$-	$-

The Group measures deferred tax assets based on the difference between the financial statement and tax bases of assets at the applicable tax rates. Components of the Group’s deferred tax assets are as follows:

	As of March 31, 2026	As of March 31, 2025

Deferred tax assets:
Depreciation and amortisation	$56,661	$4,615
Lease liability	12,389	28,251
Total deferred tax assets	69,050	32,866
Less: valuation allowance	(56,661)	(4,615)
Total deferred tax assets, net of valuation allowance	12,389	28,251
Net off against deferred tax liabilities	(12,389)	(28,251)
Net deferred tax assets	-	-

Deferred tax liabilities:
Right of use asset	(12,389)	(28,251)
Total deferred tax liabilities	(12,389)	(28,251)
Net off against deferred tax assets	12,389	28,251
Net deferred tax liabilities	$-	$-

Movement of the Group’s valuation allowance of deferred tax assets during the years is as follows:

	As of March 31, 2026	As of March 31, 2025

Balance at beginning of the year	$4,615	$282
Additions	52,046	4,333
Balance at end of the year	$56,661	$4,615

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Under the applicable accounting standards, the Group has considered the Group’s history of losses and the uncertainty regarding the future profitability and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of March 31, 2026 and 2025, a full valuation allowance of $56,661 and $4,615 has been established respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2026 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The Group’s major tax jurisdiction is Singapore. The statute of limitations in Singapore is four years from the year of assessment but does not apply where there has been fraud or wilful default by the taxpayer.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share.

In July 2023, upon the Company’s incorporation, 100,092,000 ordinary shares were issued to the founders for aggregate consideration of $10,009.20, of which 5,092,000 ordinary shares were processed and issued in May 2024 due to administrative processing reasons.

On May 10, 2024, 3,000,000 ordinary shares were issued to Investor A at approximately $1.00 per share for a total consideration of $3,000,000 in accordance with the Share Purchase Agreement dated November 2023.

As of March 31, 2025, the Company had 103,092,000 ordinary shares issued and outstanding, excluding 2,500,000 to be issued redeemable ordinary shares classified as mezzanine equity.

On March 9, 2026, 3,200,000, 1,000,000 and 800,000 ordinary shares were issued to Investor A, Investor C and Investor D at approximately $0.8 per share for a total consideration of $4,000,000 in accordance with the Share Purchase Agreement dated December 2024.

On March 9, 2026, 19,516,235 ordinary shares were issued to Investor B at approximately $2.306 per share for a total consideration of $45,000,000 in accordance with the Share Purchase Agreement dated August 2025.

As of March 31, 2026 , the Company had 130,108,235 ordinary shares issued and outstanding, including 2,500,000 redeemable ordinary shares classified as mezzanine equity in accordance with ASC 480. Excluding the redeemable ordinary shares, the Company had 127,608,235 ordinary shares outstanding as of March 31, 2026.

As of March 31, 2025, the Company had received subscription proceeds of $2,000,000 in respect of 2,500,000 redeemable ordinary shares, classified as mezzanine equity (see Note 9). These shares were fully issued and outstanding on March 10, 2026. No subscription proceeds were received in advance of share issuance that remained unissued as of March 31, 2026.

The delay in registration was primarily attributable to the Company’s corporate restructuring activities and the reconciliation of historical capitalization records, including a comprehensive review of the Company’s share issuances, shareholder registers, and related corporate records to ensure the accuracy and completeness of its capitalization structure in preparation for its contemplated financing and public market transactions.

Following completion of the review and reconciliation process, the Company updated its register of members and formally registered the shares in March 2026. The redeemable ordinary shareholders possess the same rights as the Company’s non-redeemable ordinary shareholders, including voting rights, dividend rights, and rights to receive financial information, except for the redemption rights described herein.

Additional Paid-in Capital

For the year ended March 31, 2026, the Company purchased certain intangible assets and demo vehicle assets from Beijing Xinshiya Technology Co., Ltd. for an aggregate purchase price of RMB39.01 million ($5.6 million). The difference between the purchase price and the carrying amounts in the accounts of Beijing Xinshiya Technology Co., Ltd. amounted to $219,132 was recognized as an deduction of additional paid-in capital as it is a transaction under common control.

NOTE 12 — LOSS PER SHARE

	For the Year Ended March 31, 2026
Basic and diluted net loss per share:	Non- redeemable ordinary shares	Redeemable ordinary shares

Numerator:
Allocation of net loss	$(9,072,841)	$(177,748)

Denominator:
Weighted average shares outstanding (1)	119,587,864	2,500,000
Basic and diluted net loss per share	$(0.08)	$(0.07)

	For the Year Ended March 31, 2025
Basic and diluted net loss per share:	Non- redeemable ordinary shares	Redeemable ordinary shares

Numerator:
Allocation of net loss	$(7,014,834)	$(162,242)

Denominator:
Weighted average shares outstanding (1)	103,706,795	2,143,836
Basic and diluted net loss per share	$(0.07)	$(0.08)

(1)	The calculation of the weighted average shares includes the shares subscribed but unissued during the fiscal year. There was nil and 2,500,000 redeemable ordinary shares subscribed but unissued as of March 31, 2026 and 2025, respectively. There was nil and 24,516,235 non-redeemable ordinary shares subscribed but unissued as of March 31, 2026 and 2025, respectively.

SINGAUTO Inc.

Notes to the Consolidated Financial Statements

NOTE 13 — SEGMENT REPORTING

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the Year Ended March 31, 2026	For the Year Ended March 31, 2025
Operating expenses:
Selling and marketing expenses	$(500,026)	$(941)
General and administrative expenses	(3,893,360)	(2,333,008)
Research and development expenses	(5,165,176)	(4,856,311)

Total operating expenses	(9,558,562)	(7,190,260)

Loss from operations	(9,558,562)	(7,190,260)

Other income:
Interest income	14,379	107
Other income	293,594	13,077

Total other income	307,973	13,184

Loss before income taxes	(9,250,589)	(7,177,076)
Income tax expenses	-	-

Net loss	$(9,250,589)	$(7,177,076)

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Commitments

There were no material commitments as of March 31, 2026 and 2025.

Contingencies

There were no material legal proceedings or contingencies as of March 31, 2026 and 2025. The Company may be involved in ordinary course disputes, but management does not consider any such matters to be probable of resulting in a material loss.

NOTE 15 — SUBSEQUENT EVENTS

The Group evaluates all events and transactions that occur after March 31, 2026 up through July 10, 2026, which is the date the audited consolidated financial statements are available to be issued, and concluded that other than the events disclosed, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

De-SPAC Transaction with Blueport Acquisition Corp (BPAC)

On May 1, 2026, the Company, Pubco, Merger Sub and each of the shareholders of the Company (collectively “seller”) entered into the Business Combination Agreement (BCA) with Blueport Acquisition Corp (BPAC).

Pursuant to the BCA, subject to the conditions of the Merger Agreement, and in accordance with applicable laws, the Merger Agreement provides for a business combination between BPAC and SINGAUTO, which will be effected in two steps as follows: (i) BPAC will merge with and into the Purchaser (the “Reincorporation Merger”), with the Purchaser surviving the Reincorporation Merger (“PubCo”); and (ii) at least one business day after the consummation of the Reincorporation Merger, Merger Sub, which will become a wholly-owned subsidiary of PubCo as a consequence of the Reincorporation Merger, will merge with and into SINGAUTO, with SINGAUTO continuing as the surviving company in the merger and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”). The aggregate consideration to be paid to existing shareholders of the Company is $1,200,000,000, consisting of 120,000,000 newly issued PubCo ordinary shares, valued at $10.00 per share.

Loan from Director

Subsequent to March 31, 2026, the Company received $1,000,000 unsecured and interest-free working capital advances from the Company’s director and Chief Executive Officer, Mr. Yuqiang Liu, to support ongoing operating activities, research and development initiatives, and transaction-related expenditures associated with the proposed business combination with Blueport Acquisition Corp (“BPAC”). The advances are non-interest bearing, unsecured, and repayable on demand.

Certain confidential portions of this Annex A-1 have been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K and marked with an asterisk below. The omitted information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

Schedule A*	Principal Shareholders
Schedule B*	Employees with Employment Agreements
Schedule C*	Specified Markets

Annex A-1

AGREEMENT AND PLAN OF MERGER

dated

May 1, 2026

by and among

BLUEPORT ACQUISITION LTD, a Cayman Islands exempted company,

as Parent,

NeoCryo Inc, a Cayman Islands exempted company,

as Purchaser,

NeoCryo Merger Sub Ltd, a Cayman Islands exempted company,

as Merger Sub, and

SINGAUTO Inc., a Cayman Islands exempted company,

as the Company

Article I DEFINITIONS		2

Article II REINCORPORATION MERGER		9

2.1	Reincorporation Merger	9
2.2	Reincorporation Merger Effective Time	9
2.3	Effect of Reincorporation Merger	9
2.4	Charter Documents	9
2.5	Directors and Officers of the Reincorporation Merger Surviving Corporation	9
2.6	Effect on Issued Securities of Parent	9
2.7	Surrender of Parent Ordinary Shares	10
2.8	Lost, Stolen or Destroyed Certificates	10
2.9	Section 368 Reorganization	10
2.10	Taking of Necessary Action; Further Action	10
2.11	Dissenter’s Rights	10
2.12	Redeeming Parent Shares	10

Article III ACQUISITION MERGER		11

3.1	Acquisition Merger	11
3.2	Closing; Effective Time	11
3.3	Board of Directors	11
3.4	Effect of the Acquisition Merger	11
3.5	Charter Documents	11
3.6	Register of Members	11
3.7	Rights Not Transferable	11
3.8	Taking of Necessary Action; Further Action	11
3.9	Section 368 Reorganization	11
3.10	Transfers of Ownership	11

Article IV CONSIDERATION		12

4.1	Conversion of Shares	12
4.2	Issuance of Merger Consideration Shares	12
4.3	Legend	12
4.4	Withholding	12
4.5	Company Dissenter’s Rights	12

Article V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		13

5.1	Corporate Existence and Power	13
5.2	Authorization	13
5.3	Governmental Authorization	13
5.4	Non-Contravention	14
5.5	Capitalization	14
5.6	Subsidiaries	14
5.7	Organizational Documents	14
5.8	Corporate Records	14
5.9	Assumed Names	14
5.10	Consents	14
5.11	Financial Statements; Internal Controls.	15
5.12	Absence of Certain Changes	15
5.13	Properties; Title to the Company’s Assets	15
5.14	Litigation	15
5.15	Contracts	16
5.16	Licenses and Permits	17
5.17	Compliance with Laws.	17
5.18	Intellectual Property	17
5.19	Distributors	18
5.20	Accounts Receivable and Payable; Loans	19
5.21	Pre-payments	19
5.22	Employees; Employee Benefits	19

Annex A-1-i

5.23	Employment Matters	20
5.24	Withholding	20
5.25	Leased Property	20
5.26	Tax Matters	21
5.27	Environmental Laws.	21
5.28	Finders’ Fees	21
5.29	Powers of Attorney and Suretyships	21
5.30	Directors and Officers	21
5.31	International Trade Matters; Anti-Bribery Compliance	21
5.32	Not an Investment Company	22
5.33	Insurance.	22
5.34	Affiliate Transactions.	22
5.35	Privacy and Cybersecurity.	22
5.36	No Additional Representations and Warranties	22
5.37	No Reliance

Article VI REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES		23

6.1	Corporate Existence and Power	23
6.2	Corporate Authorization	23
6.3	Governmental Authorization	23
6.4	Non-Contravention	23
6.5	Finders’ Fees	23
6.6	Issuance of Shares	23
6.7	Capitalization	23
6.8	Information Supplied	24
6.9	Trust Fund	24
6.10	Listing	24
6.11	Reporting Company	24
6.12	No Market Manipulation	24
6.13	Board Approval	24
6.14	Parent SEC Documents and Financial Statements	25
6.15	Litigation	25
6.16	Compliance with Laws	25
6.17	Anti-Money Laundering Laws	25
6.18	Sanctions Laws	25
6.19	Not an Investment Company	25
6.20	Tax Matters	26
6.21	No Additional Representations and Warranties	26
6.22	No Reliance	26

Article VII COVENANTS OF THE COMPANY AND THE PARENT PARTIES PENDING CLOSING		27

7.1	Conduct of the Business	27
7.2	Access to Information	28
7.3	Notices of Certain Events	29
7.4	SEC Filings	29
7.5	Financial Information	29
7.6	Trust Account	30
7.7	Directors’ and Officers’ Indemnification and Insurance	30
7.8	Notice of Changes	30

Article VIII COVENANTS OF THE COMPANY		30

8.1	Reporting and Compliance with Laws	30
8.2	Reasonable Best Efforts to Obtain Consents	30

Annex A-1-ii

Article IX ADDITIONAL COVENANTS OF ALL PARTIES HERETO		31

9.1	Reasonable Best Efforts; Further Assurances	31
9.2	Tax Matters	31
9.3	Settlement of the Parent Parties’ Transaction Expenses	31
9.4	Compliance with SPAC Agreements	32
9.5	Registration Statement	32
9.6	Confidentiality	33

Article X CONDITIONS TO CLOSING		33

10.1	Condition to the Obligations of the Parties	33
10.2	Conditions to Obligations of the Parent Parties	34
10.3	Conditions to Obligations of the Company	34

Article XI TERMINATION		35

11.1	Termination	35
11.2	Effect of Termination	35

Article XII MISCELLANEOUS		36

12.1	Notices	36
12.2	Amendments; No Waivers; Remedies	36
12.3	Non-survival of Representations, Warranties and Covenants.	37
12.4	Arm’s Length Bargaining; No Presumption Against Drafter	37
12.5	Publicity	37
12.6	Expenses	37
12.7	No Assignment or Delegation	37
12.8	Governing Law	37
12.9	Waiver of Jury Trial	37
12.10	Submission to Jurisdiction	38
12.11	Counterparts; Facsimile Signatures	38
12.12	Entire Agreement	38
12.13	Severability	38
12.14	Construction of Certain Terms and References; Captions	38
12.15	Further Assurances	38
12.16	Third Party Beneficiaries	38
12.17	Trust Account Waiver	38

Annex A-1-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of May 1, 2026 (the “Signing Date”), by and among Blueport Acquisition Ltd, a Cayman Islands exempted company (“Parent”), NeoCryo Inc, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Purchaser”), NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), and SINGAUTO Inc., a Cayman Islands exempted company (the “Company”)

W I T N E S E T H :

WHEREAS, the Company is in the businesses of research and development, manufacturing and associated technical services of new-energy, intelligent refrigerated vehicles (the business of the Company is hereafter defined as the “Business”);

WHEREAS, Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, Purchaser is a wholly owned subsidiary of Parent and was formed for the sole purpose of the merger of Parent with and into Purchaser (the “Reincorporation Merger”), in which Purchaser will be the surviving entity (and upon and following the Acquisition Merger such surviving entity is sometimes referred to herein as “PubCo,” as more fully described in Section 3.1);

WHEREAS, at least one (1) Business Day after the consummation of the Reincorporation Merger, the parties hereto desire to effect a merger of Merger Sub with and into the Company (the “Acquisition Merger”) with the Company being the surviving entity and a wholly-owned subsidiary of Purchaser;

WHEREAS, in connection with the Acquisition Merger, holders of Company Ordinary Shares immediately prior to the Acquisition Merger (the “Company Shareholders”) will be entitled to receive the Merger Consideration, as further described in this Agreement;

WHEREAS, concurrently with this Agreement, the Sponsor, certain of Sponsor’s Affiliates, Parent, Purchaser and the Company will enter into an agreement, dated as of the date hereof, providing that, among other things, the Sponsor will vote in favor of the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in such agreement;

WHEREAS, in connection with the execution of this Agreement, the Company has caused its certain principal shareholders as set forth on Schedule A (the “Principal Shareholders”) to enter into a shareholder support agreement in the form attached hereto as Exhibit A (the “Shareholder Support Agreement”) with the Parent and the Company pursuant to which, among other things, each such Principal Shareholder has agreed to adopt this Agreement and approve the transactions contemplated hereby following the effectiveness of the Registration Statement, on the terms and subject to the conditions set forth in the applicable Shareholder Support Agreement;

WHEREAS, in connection with the execution of this Agreement, each of the Sponsor, certain of Sponsor’s Affiliates have entered with a support agreement in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”) pursuant to which, among other things, the Sponsor and affiliates of the Sponsor, will vote their Parent Ordinary Shares in favor of the Parent Party Shareholder Approval Matter on the terms and subject to the conditions set forth in such agreement;

WHEREAS, at the Closing, Purchaser, Sponsor and each Company Shareholder who will hold 5% or more of Purchaser Ordinary Shares immediately after the Closing will enter into a Lock-up Agreement, substantially in the form attached hereto as Exhibit C (the “Lock-up Agreement”), which will, among other things, provide for restrictions on transfer of the Purchaser Ordinary Shares owned by such Company Shareholders and Sponsor and which shall be effective as of the Closing;

WHEREAS, at the Closing, PubCo will enter into agreements with certain other key employees of the Company listed on Schedule B hereto, substantially in a form reasonably satisfactory to the Company and Parent which will, among other things, provide for customary protective covenants such as non-competition, non-solicitation and non-disclosure (each, an “Employment Agreement” and collectively, the “Employment Agreements”);

WHEREAS, for U.S. federal income tax purposes, Purchaser and Parent intend that the Reincorporation Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the boards of directors of Parent and Purchaser have approved this Agreement and intend that it constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Company’s board of directors and the boards of directors of Purchaser and Merger Sub have approved this Agreement and intend that it constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3;

WHEREAS, the board of directors of the Company has determined that this Agreement, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, the Company and the Company Shareholders;

Annex A-1-1

WHEREAS, the board of directors of Parent has determined that this Agreement, Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, Parent and its shareholders;

WHEREAS, the board of directors of Purchaser has determined that this Agreement, Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, Purchaser and its sole shareholder;

WHEREAS, the board of directors of Merger Sub has determined that this Agreement, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, Merger Sub and its sole shareholder; and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

Article I
DEFINITIONS

The terms defined in the preamble shall have the respective meanings ascribed thereto, and following terms, as used herein, have the following meanings:

“Action” means any notice of noncompliance or violation, or legal action, suit, claim, petition, demand, challenge, investigation, hearing or Proceeding, including any audit, claim or assessment for Taxes or otherwise.

“Additional Agreements” means the Sponsor Support Agreement, the Employment Agreements, the Lock-Up Agreements, the Registration Rights Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company. The Sponsor shall be deemed an Affiliate of Purchaser prior to the Closing.

“Anti-Corruption Laws” means anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, and any other equivalent or comparable Laws of Specified Market.

“Anti-Money Laundering Laws” means, the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Money Laundering Control Act of 1986, as amended, and the money laundering statutes of all jurisdictions in which the Company or any of its Subsidiaries operates, as well as the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Governmental Authority.

“Audited Financial Statements” means the audited consolidated statement of financial position and consolidated statement of comprehensive income, changes in equity and cash flows of the Company and its Subsidiaries as of and for the years ended March 31, 2026 and March 31, 2025, together with the auditor’s reports thereon.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in the Cayman Islands and New York, New York are authorized to close for business.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, networks, record keeping, communications, telecommunications, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned in the conduct of the business of the Company or any Company Subsidiary.

“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands, as amended to date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Ordinary Shares” shall mean the ordinary shares, par value $0.0001 per share, of the Company as existing as of the date hereof and immediately prior to the Effective Time.

“Company Owned IP” means all Intellectual Property owned by the Company or any Company Subsidiary that are material to the business, operations and financial condition of the Company or any Company Subsidiary.

Annex A-1-2

“Company Subsidiary” means any direct or indirect Subsidiary of the Company.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company or any Company Subsidiary (or their suppliers or customers) that is not already generally available to the public, including any Intellectual Property or rights thereof.

“Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiaries is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiaries in compliance with this Agreement after the Signing Date and prior to the Closing.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“Copyrights” means all rights in copyrights, other rights in any works of authorship of any type, whether or not copyrightable, and mask works, in all forms, media or medium, now known or hereinafter developed, and whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein to the extent they exist, together with documentation regarding the attributes of the data contained therein or the relationships among such data and documentation regarding data structures and formats, and file structures and formats, whether registered or unregistered, and any registrations or applications for registration therefor.

“Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement, as the same may be amended. The Deferred Underwriting Amount for these purposes includes any Parent Ordinary Shares issuable to the underwriters of the IPO in exchange for the unpaid cash owed to them in connection with their underwriting of the IPO.

“Environmental Laws” shall mean all applicable Laws of any Specified Market that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fundamental Representations” means, (a) with respect to the Company or any Company Subsidiary, the representations and warranties contained in Sections 5.1 (Corporate Existence and Power), 5.2 (Authorization), 5.5 (Capitalization), 5.27 (Tax Matters) and 5.29 (Finders’ Fees), and (b) with respect to the Parent Parties, 6.1 (Corporate Existence and Power), 6.2 (Corporate Authorization), 6.5 (Finders’ Fees), 6.7 (Capitalization), and 6.20 (Tax Matters).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, and consistently applied.

“Governmental Authority” means any government entity, body or authority of any Specified Market, including (i) any government or governmental authority or any political subdivision thereof within any Specified Market, (ii) any regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission of any Specified Market, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, or (iii) any official of any of the foregoing acting in such capacity.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

Annex A-1-3

“HSR Act” means The Hart–Scott–Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under GAAP, (g) all guarantees by such Person, (h) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” whether or not contingent and regardless of when due, calculated as the maximum amount payable under or pursuant to such obligation, (i) accrued severance obligations arising with respect to the termination of employment or service of any current or former employee or individual service provider that occurs prior to the Closing Date, including the employer portion of any payroll, employment or similar Taxes with respect to any of the foregoing amounts, (j) any unfunded or underfunded liabilities pursuant to any pension, retirement or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing , and (l) any agreement to incur any of the same.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual and industrial property, whether or not registered, unregistered or registrable, and all legal rights arising from the foregoing, including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“International Trade Laws” means all export, import, customs, anti-boycott, and other trade Laws or programs administered, enacted or enforced by any relevant Governmental Authority, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott, or other trade Laws or programs in any Specified Market to the extent they are applicable to the Company.

“Internet Assets” means any and all domain name registrations (and URLs, including all MX records associated with the same), web sites and web addresses, social media accounts and identifiers (including usernames, handles, hashtags and account names) and related rights, documentation related thereto, and applications for registration therefor.

“Inventory” is defined in the UCC.

“Investment Management Trust Agreement” means the investment management trust agreement made as of November 11, 2025, by and between Parent and the Trustee.

“IPO” means the initial public offering of Parent pursuant to a prospectus dated November 10, 2025.

“IRS” means the U.S. Internal Revenue Service.

“Law” or “Laws” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty, convention or order of general applicability of any applicable Governmental Authority, including rule or regulation promulgated thereunder.

“Leases” all leases, subleases, licenses, concessions and other occupancy agreements (written or oral) for Real Property, together with all fixtures and improvements erected on the premises leased thereby.

“Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due).

“Lien” means, all liens (statutory or other), mortgages, deeds of trust, pledges, hypothecations, assignment, deposit arrangement, encumbrances, charges, security interests, options, leases, subleases, restrictions, claims, encumbrances, easements, servitudes, preemptive rights, rights of first offer or refusal, transfer restrictions or other similar liens or encumbrances or any preferences, priorities or other agreements or preferential arrangements of any kind, whether consensual, statutory or otherwise, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

Annex A-1-4

“Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, Liabilities, condition (financial or otherwise), net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iv) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of any of the Parent Parties; (v) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; or (vi) any natural or man-made disaster or acts of God, including the continued outbreak of the COVID-19 virus; unless any such event, occurrence, fact, condition or change shall have a disproportionate effect on the Company and/or the Business as compared to comparable companies in the same industry.

“Merger Consideration” means One Billion Two Hundred Million Dollars ($1,200,000,000), payable as provided in and subject to the terms of this Agreement, payable in the form of Merger Consideration Shares.

“Merger Consideration Shares” means One Hundred Twenty Million (120,000,000) Purchaser Ordinary Shares issuable as payment of Merger Consideration in exchange for the Company Ordinary Shares at the Closing; each such share shall be valued at $10.00.

“Nasdaq” means The Nasdaq Stock Market, Inc.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation, certificate of formation, articles of incorporation, articles of formation, bylaws, memorandum and articles of association, limited liability company agreement or similar organizational documents, in each case, as amended.

“Parent Class A Ordinary Share” means Class A ordinary share of Parent, par value $0.0001 each.

“Parent Class B Ordinary Share” means Class B ordinary share of Parent, par value $0.0001 each.

“Parent Ordinary Shares” means Parent Class A Ordinary Share and Parent Class B Ordinary Share.

“Parent Parties” means Parent, Purchaser and Merger Sub collectively, and “Parent Party” refers to any one of them.

“Parent Rights” means the rights to receive one-sixth (1/6) of one Parent Class A Ordinary Share upon the consummation of an initial business combination, as such term is used in the Prospectus.

“Parent Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming Parent Shares.

“Parent Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the Memorandum and Articles of Association of the Parent) holder of Parent Class A Ordinary Shares to redeem all or a portion of the Parents Class A Ordinary Shares held by such holder as set forth in the Memorandum and Articles of Association of the Parent in connection with the transactions contemplated under this Agreement.

“Parent Unit” means a unit of Parent comprised of one Parent Class A Ordinary Share and one Parent Right, including all “private units” described in the Prospectus.

“Patents” means all (a) U.S. and foreign patents (including certificates of invention, supplementary protection certificates and other patent equivalents), utility models, design patent, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions, counterparts, validations and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, and (c) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the parties of this Agreement; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts or consistent with past practice (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries or any of the Parent Parties as applicable, so encumbered, either individually or in the aggregate, and (C) that are not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries or any of the Parent Parties, as applicable, of any Contract or Law; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Proceedings (and for which adequate accruals or reserves have been established in accordance with GAAP).

Annex A-1-5

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data/Information” means, with respect to any natural Person, any information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws. Personal Data/Information may include by way of example, without limitation, a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords.

“Privacy Laws” means all applicable United States state and federal Laws, and the laws of any Specified Market applicable to the Company or any Company Subsidiary, relating to privacy and protection of Personal Data, including, but not limited to, the Fair Credit Reporting Act, the Gramm-Leach Bliley Act, the Electronic Communications Privacy Act, and the Federal Trade Commission Act, among others, and Personal Data Protection Act 2012 of Singapore, and any and all similar state, federal and foreign Laws of any Specified Market relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” means any action, suit, proceeding, complaint, claim, charge, injunction, appeal, arbitration, mediation, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

“Purchaser Ordinary Shares” or “Reincorporation Merger Surviving Corporation Ordinary Shares” means the ordinary shares, par value $.0001 per share, of Purchaser.

“Purchaser Rights” or “Reincorporation Merger Surviving Corporation Rights” means all Parent Rights upon their conversion into rights to receive Purchaser Ordinary Shares at the Closing.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plants and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Redeeming Parent Shares” means Parent Class A Ordinary Shares in respect of which the eligible (as determined in accordance with the Memorandum and Articles of Association of the Parent) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its Parent Shareholder Redemption Right.

“Registration Rights Agreement” means an amended and restated registration rights agreement to be entered by certain shareholders of Purchaser and PubCo as of and on the Closing Date, substantially in the form of Exhibit D hereto.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“Sanctioned Jurisdiction” means any country or territory subject to comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea region).

“Sanctions Laws” or “Sanctions” means any trade, economic and financial sanctions Laws, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the U.S. Department of the Treasury’s Office of Foreign Assets Control or the Department of State, (b) the European Union or any European Union member state, (c) the United Nations Security Council, (d) His Majesty’s Treasury of the United Kingdom, or (e) any other applicable Governmental Authority.

“Sanctioned Person” means any Person that is (a) organized under the Laws of, or resident or located in, any Sanctioned Jurisdiction, (b) included on any list of Persons subject to Sanctions (including, but not limited to, the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List and the Sectoral Sanctions Identification List; or any similar list maintained or administered by the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union, any European Union member state, or any other Governmental Authority where the Company or any of its Subsidiaries operates), or (c) owned fifty percent (50%) or more, directly or indirectly, controlled by, or acting on behalf or at the direction of any Person or Persons described in clauses (a) or (b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

Annex A-1-6

“Software” means all computer software, applications, Databases, and programs (and all versions, releases, fixes, patches, upgrades and updates thereto, as applicable), including software compilations, data collections, development tools, compilers, files, scripts, manuals, design notes, programmers’ notes, architecture, application programming interfaces, mobile applications, algorithms, databases, and compilations of data, operating systems, database management code, utilities, user interfaces, in each case, whether in source code, object code, as internet web sites, web content, links, or human readable form, in each case together with all versions, updates, corrections, enhancements and modifications thereof, and all related specifications, documentation, developer notes, comments, and annotations.

“Specified Market” means each jurisdiction listed on Schedule C.

“Sponsor” means Blueport Acquisition Corporation, a Nevada corporation.

“Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

“Tangible Personal Property” means all tangible personal property and interests therein, including Inventory, machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company or any Company Subsidiary.

“Tax” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, source identifiers, slogans or corporate names, together with all translations of the foregoing whether registered or unregistered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Trade Secrets” means any confidential business information which qualifies for treatment as a trade secret under applicable Laws and which may include but is not limited to qualifying concepts, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions (whether or not reduced to practice), modifications, extensions, improvements, technology, Databases and Software and other proprietary rights, in each case whether or not patentable or copyrightable (including proprietary or confidential information, customer and supplier lists, systems, practices, algorithms, formulae, knowledge, results, protocols, models, drawings, materials, technical data or information, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

“$” means U.S. dollars, the legal currency of the United States.

Annex A-1-7

GLOSSARY

“Act”	Section 4.3
“Acquisition Intended Tax Treatment”	Section 3.9
“Acquisition Merger”	Recitals
“Affiliate Transaction”	Section 5.34(a)
“Agreement”	Preamble
“Alternative Proposal”	Section 7.1(b)
“Alternative Transaction”	Section 7.1(b)
“Additional Parent Parties SEC Documents”	Section 6.14(a)
“Business”	Recitals
“Cayman Registrar”	Section 2.2
“Claim Notice”	Section 11.4(b)
“CRPM”	Section 2.2
“Closing”	Section 3.2
“Closing Date”	Section 3.2
“Company”	Preamble
“Company Cure Period”	Section 11.1(d)
“Company Disclosure Schedules”	Article V
“Company Dissenting Shareholders”	Section 4.5(a)
“Company Dissenting Shares”	Section 4.5(a)
“Company Excluded Shares”	Section 4.1(c)
“Company Group Member”	Section 5.26(a)
“Company Leases”	Section 5.25
“Company Shareholders”	Recitals
“D&O Indemnified Persons”	Section 7.7(a)
“Company D&O Tail Insurance”	Section 7.7(b)
“Effective Time”	Section 3.2
“Employment Agreement(s)”	Recitals
“Foreign Corrupt Practices Act”	Section 5.17(c)
“Historical Financial Statements”	Section 5.11(a)
“IP Cooperation Agreement”	Section 10.2(d)
“Key Employees”	Section 5.22(d)
“Labor Agreements”	Section 5.23(a)
“Lock-up Agreement”	Recitals
“Material Contracts”	Section 5.15(a)
“Material In-License”	Section 5.15(iv)
“Merger Sub”	Preamble
“Merger Sub Ordinary Shares”	Section 6.7(c)
“Non-U.S. Subsidiaries”	Section 9.2(c)
“Parent Cure Period”	Section 11.1(f)
“Parent”	Preamble
“Parent Dissenting Shareholder”	Section 2.11
“Parent Dissenting Shares”	Section 2.11
“Parent Equity Incentive Plan”	Section 9.7
“Parent Excluded Shares”	Section 2.6(c)
“Parent Parties Financial Statements”	Section 6.14(b)
“Parent Party Disclosure Schedules”	Article VI
“Parent Party Shareholder Approval Matters”	Section 9.5(a)
“Parent SEC Documents”	Section 6.14(a)
“Parent ROM”	Section 2.6(a)(i)
“Parent Special Meeting”	Section 9.5(a)
“Permits”	Section 5.16
“Per Share Merger Consideration”	Section 4.1(a)
“PFIC”	Section 9.2(c)
“Plan of Merger”	Section 3.2
“Principal Shareholders”	Recitals
“Prospectus”	Section 9.5(a)
“Proxy Statement/Prospectus”	Section 9.5(a)
“PubCo”	Recitals
“Purchaser”	Preamble
“Purchaser D&O Tail Insurance”	Section 7.7(b)
“RC Authorization Notice”	Section 2.11(i)
“RC Written Objection”	Section 2.11
“Reincorporation Intended Tax Treatment”	Section 2.9
“Reincorporation Merger”	Recitals
“Reincorporation Merger Effective Time”	Section 2.2
“Reincorporation Merger Surviving Corporation”	Section 2.1
“Registration Statement”	Section 9.5(a)
“Required Parent Shareholder Approval”	Section 10.1(f)
“Requisite Company Vote”	Section 5.2
“Signing Date”	Preamble
“Shareholder Support Agreement”	Recitals
“Sponsor Support Agreement”	Recitals
“Surviving Corporation”	Section 3.1
“Terminating Company Breach”	Section 11.1(d)
“Terminating Parent Breach”	Section 11.1(f)
“Trust Account”	Section 6.9
“Trust Fund”	Section 6.9
“Trustee”	Section 6.9
“Units Separation”	Section 2.6(b)
“Workplace Conduct Laws”	Section 5.17(c)

Annex A-1-8

Article II
REINCORPORATION MERGER

2.1  Reincorporation Merger. At the Reincorporation Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and upon satisfaction of all the applicable provisions of Part 16 of the Cayman Companies Act including the approval, execution and filing of the CRPM (as defined in 2.2 below) and any related officer certificates, director approvals, shareholder approvals and other filings required thereunder, Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Reincorporation Merger is hereinafter sometimes referred to as the “Reincorporation Merger Surviving Corporation”.

2.2  Reincorporation Merger Effective Time. On a date no later than three (3) Business Days after the satisfaction or waiver of all the conditions set forth in Article X that are required to be satisfied prior to the Closing Date, the parties hereto shall cause the Reincorporation Merger to be consummated by approving, executing and filing the plan of merger (and any other documents required by the Cayman Companies Act) (collectively, the “CRPM”) with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in accordance with the relevant provisions of the Cayman Companies Act. The effective time of Reincorporation Merger shall be the date that the CRPM has been accepted by the Cayman Registrar, or such later time as specified in the CRPM (provided that any such later time shall be a time permitted under the Cayman Companies Act) being the “Reincorporation Merger Effective Time.”

2.3  Effect of Reincorporation Merger. At the Reincorporation Merger Effective Time, the effect of Reincorporation Merger shall be as provided in this Agreement, the CRPM and the applicable provisions of the Cayman Companies Act. At the Reincorporation Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent, including the issued and outstanding shares of the Merger Sub held by Parent immediately prior to the Reincorporation Merger Effective Time shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Reincorporation Merger Surviving Corporation, which shall include the assumption by the Reincorporation Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of Parent set forth in this Agreement or any other outstanding agreement to which Parent is a party to be performed after the Closing, and all securities of the Reincorporation Merger Surviving Corporation issued and outstanding as a result of the conversion under Section 2.6 hereof shall be listed on Nasdaq (on which the Parent Ordinary Shares were trading prior to Reincorporation Merger).

2.4  Charter Documents. At the Reincorporation Merger Effective Time, and without any further action on the part of Parent or Purchaser, the Memorandum and Articles of Association of Purchaser shall be amended and restated so that they read in their entirety as set forth in Exhibit E annexed hereto, and as so amended and restated, shall become the Memorandum and Articles of Association of the Reincorporation Merger Surviving Corporation. The new name of the Purchaser will be “NeoCryo Inc” or such other name as provided by Purchaser and stated in the CRPM.

2.5  Directors and Officers of the Reincorporation Merger Surviving Corporation. As of the Reincorporation Merger Effective Time, the Persons constituting the officers and directors of Parent prior to the Reincorporation Merger Effective Time shall continue to be the officers and directors of the Reincorporation Merger Surviving Corporation (and holding the same title as held at Parent) until the Effective Time.

2.6  Effect on Issued Securities of Parent.

(a)  Conversion of Parent Ordinary Shares.

(i) At the Reincorporation Merger Effective Time, each issued and outstanding Parent Ordinary Share (including the Parent Ordinary Shares from the Units Separation but other than the Parent Excluded Shares, Redeeming Parent Shares and the Parent Dissenting Shares) shall be converted automatically into one Reincorporation Merger Surviving Corporation Ordinary Share. At the Reincorporation Merger Effective Time, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Ordinary Shares immediately prior to the Reincorporation Merger Effective Time, as evidenced by the register of members of Parent (the “Parent ROM”), shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. Each certificate (if any) previously evidencing Parent Ordinary Shares (other than the Parent Excluded Shares, Redeeming Parent Shares and Parent Dissenting Shares) shall be exchanged for a certificate representing the same number of Purchaser Ordinary Shares upon the surrender of such certificate in accordance with Section 2.7.

(ii)  Each holder of Parent Ordinary Shares (other than the Parent Excluded Shares, Redeeming Parent Shares and Parent Dissenting Shares) listed on the Parent ROM shall thereafter have the right to receive the same number of Reincorporation Merger Surviving Corporation Ordinary Shares only.

(b)  Conversion of Parent Rights; Treatment of Parent Units. At the Reincorporation Merger Effective Time, (i) all Parent Units will separate into their individual components of Parent Ordinary Shares and Parent Rights, and will cease separate existence and trading (the “Units Separation”), (ii) each issued and outstanding Parent Right shall be converted into one Reincorporation Merger Surviving Corporation Right, and will cease separate existence and trading. Each of the Reincorporation Merger Surviving Corporation Rights shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Rights, that are outstanding immediately prior to the Reincorporation Merger Effective Time. At or prior to the Reincorporation Merger Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Reincorporation Merger Surviving Corporation Rights remain outstanding, a sufficient number of Purchaser Ordinary Shares for delivery upon the conversion of the Reincorporation Merger Surviving Corporation Rights at the Closing.

(c) Cancellation of Parent Ordinary Shares Owned by Parent. At the Reincorporation Merger Effective Time, if there are any Parent Ordinary Shares that are owned by Parent as treasury shares immediately prior to the Reincorporation Merger Effective Time (the “Parent Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor. In addition, as of the Reincorporation Merger Effective Time, the one (1) share of Purchaser owned by Parent immediately prior to the Reincorporation Merger Effective Time shall be automatically cancelled and extinguished without any conversion or consideration delivered in exchange therefor.

(d)  No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Reincorporation Merger Surviving Corporation, Parent or any other Party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Annex A-1-9

2.7  Surrender of Parent Ordinary Shares. All securities issued upon the surrender of the Parent Ordinary Shares in accordance with the terms hereof, and upon the relevant entries being made in the register of members of the Reincorporation Merger Surviving Corporation, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of the Parent Ordinary Shares shall also apply to the Reincorporation Merger Surviving Corporation Ordinary Shares so issued in conversion.

2.8  Lost, Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities as the case may be, upon the affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Reincorporation Merger Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to execute and deliver a deed of indemnity in respect of such lost, stolen or destroyed certificates in the form required by the Reincorporation Merger Surviving Corporation as indemnity against any claim that may be made against it with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9  Section 368 Reorganization. For U.S. federal income tax purposes, Parent and Purchaser intend that the Reincorporation Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code to which each of Parent and the Purchaser is a party under Section 368(b) of the Code (the “Reincorporation Intended Tax Treatment”). Parent and Purchaser hereby (i) adopt this Agreement as a “plan of reorganization” with respect to the Reincorporation Merger within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Reincorporation Intended Tax Treatment, unless otherwise required by a Taxing Authority in connection with an audit. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, Parent and Purchaser acknowledge and agree that no party is making any representation or warranty as to the qualification of Reincorporation Merger for the Reincorporation Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Reincorporation Merger Effective Time has or may have on any such reorganization status. Each of the Parent and Purchaser acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify for the Reincorporation Intended Tax Treatment.

2.10  Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11  Dissenter’s Rights. No Person who has validly exercised their dissenters’ rights in respect of the Reincorporation Merger pursuant to section 238 of the Cayman Companies Act (each a “Parent Dissenting Shareholder”) shall be entitled to receive the securities of Purchaser in accordance with Section 2.6(a) and (b), as applicable with respect to the shares of Parent owned by such Person (“Parent Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s dissenters’ rights under the Cayman Companies Act. Notwithstanding anything herein, all dissent rights procedures under this Section shall be conducted strictly in accordance with section 238 of the Companies Act, and nothing in this Agreement shall require any party to take any action inconsistent with the Companies Act. Each Parent Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in section 238 of the Cayman Companies Act with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder. If any Parent shareholder gives to Parent, before the Required Parent Shareholder Approval is obtained at the Parent Special Meeting, written objection to the Reincorporation Merger (each, an “RC Written Objection”) in accordance with Section 238(2) of the Cayman Companies Act:

(i) Parent shall retain full control of all strategy, negotiation and settlement of any Parent dissent proceedings;

(ii)  Parent shall, in accordance with Section 238(4) of the Cayman Companies Act, promptly give written notice of the authorization of the Reincorporation Merger (the “RC Authorization Notice”) to each such Parent shareholder who has made a RC Written Objection. Parent shall also maintain a record of all Parent shareholders who have delivered an RC Written Objection by reference to the register of members of Parent, and

(iii)  unless the Parent and the Company elect by agreement in writing to waive this Section 2.11, no party shall be obligated to commence the Reincorporation Merger, and the CRPM shall not be filed with the Registrar of Companies of the Cayman Islands, until at least twenty (20) days shall have elapsed since the date on which the RC Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 10.1, Section 10.2 and Section 10.3.

2.12  Redeeming Parent Shares. Each Redeeming Parent Share issued and outstanding immediately prior to the Reincorporation Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the Parent Shareholder Redemption Amount in accordance with Memorandum and Articles of Association of the Parent.

Annex A-1-10

Article III
ACQUISITION MERGER

3.1  Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, at least one (1) Business Day after the consummation of the Reincorporation Merger at such date and time as the Company and the Parent Parties may mutually agree upon and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub, as a direct wholly-owned subsidiary of Purchaser immediately prior to the Effective Time, shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the Cayman Companies Act and become a wholly owned subsidiary of Purchaser. The Reincorporation Merger Surviving Corporation upon and following the Acquisition Merger is hereinafter sometimes referred to as “PubCo”.

3.2  Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XII, the closing of the Acquisition Merger (the “Closing”) shall take place at least one (1) Business Day after the consummation of the Reincorporation Merger at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, or at such other place and time as the Company and the Parent Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall approve and execute a plan of merger (and any other documents required by the Cayman companies Act) (collectively, the “Plan of Merger”) in form and substance acceptable to the Parent Parties and the Company, and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger with the Cayman Registrar in accordance with the provisions of the Cayman Companies Act. The Acquisition Merger shall become effective at the time when the Plan of Merger is accepted by the Cayman Registrar in accordance with the Cayman Companies Act, or such other time as specified in the Plan of Merger (the “Effective Time”).

3.3  Board of Directors.

(a) Board of Directors of PubCo. Upon and immediately following the Effective Time, PubCo’s board of directors shall consist of at least five (5) directors, a majority of whom shall be independent directors under Nasdaq rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) director to serve as an independent director of PubCo, and the Company shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors.

(b) Board of Directors of the Surviving Corporation. Immediately after the Closing, the Surviving Corporation’s board of directors shall consist of directors of the Company immediately prior to the Effective Time.

3.4  Effect of the Acquisition Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5  Charter Documents.

(a) Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, and without any further action on the part of the Company or Merger Sub, the Memorandum and Articles of Association of the Company shall become the Memorandum and Articles of Association of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

3.6  Register of Members. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company.

3.7  Rights Not Transferable. The rights of the Company Shareholders with respect to their Company Ordinary Shares as of immediately prior to the Effective Time are personal to each such Shareholder and shall not be assignable or otherwise transferable for any reason (except (i) by operation of Law or (ii) in the case of a natural Person, by will or the Laws of descent and distribution). Any attempted transfer of such right by any Shareholder (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

3.8  Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, the officers and directors of Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.9  Section 368 Reorganization. For U.S. federal income tax purposes, each of the parties intends that the Acquisition Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Purchaser, Merger Sub and the Company is a party under Section 368(b) of the Code (the “Acquisition Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” with respect to the Acquisition Merger within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Acquisition Intended Tax Treatment, unless otherwise required by a Taxing Authority in connection with an audit. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger for the Acquisition Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Acquisition Merger Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify for the Acquisition Intended Tax Treatment.

3.10  Transfers of Ownership. If any certificate for Reincorporation Merger Surviving Corporation Ordinary Shares is to be issued in a name other than that in which the Company Ordinary Share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Reincorporation Merger Surviving Corporation or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Reincorporation Merger Surviving Corporation in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Reincorporation Merger Surviving Corporation or any agent designated by it that such tax has been paid or is not payable.

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Article IV
CONSIDERATION

4.1  Conversion of Shares.

(a) Conversion of Company Ordinary Shares. At the Effective Time, by virtue of the Acquisition Merger and without any action on the part of Parent, Purchaser, Merger Sub or the Company, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Company Excluded Shares and Company Dissenting Shares) shall be canceled and automatically converted into the right to receive, without interest, the applicable number of Merger Consideration Shares for such number of Company Ordinary Shares as specified in this Agreement (the “Per Share Merger Consideration”). For avoidance of any doubt, after the Effective Time, each Company Shareholder will cease to have any rights with respect to the Company Ordinary Shares, except the right to receive the Merger Consideration Shares.

(b) Share Capital of Merger Sub. At the Effective Time, the one (1) share of Merger Sub owned by the Reincorporation Merger Surviving Corporation immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the Reincorporation Merger Surviving Corporation, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the one Merger Sub Ordinary Share is so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of Merger Sub Ordinary Shares will, as of the Effective Time, evidence ownership of such share(s) of ordinary shares of the Surviving Corporation.

(c) Treatment of Certain Company Shares. At the Effective Time, all Company Ordinary Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries as of immediately prior to the Effective Time (collectively, the “Company Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.

(d) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Surrender of Certificates. All securities issued upon the surrender of Company Ordinary Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Ordinary Shares shall also apply to the Merger Consideration Shares so issued in conversion.

(f)  Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Ordinary Shares shall have been lost, stolen or destroyed, PubCo shall issue in exchange for such lost, stolen or destroyed certificates or securities as the case may be, upon the affidavit of that fact by the holder thereof such securities, as may be required pursuant to Section 4.1(e); provided, however, that PubCo may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to execute and deliver a deed of indemnity in respect of such lost, stolen or destroyed certificates in the form required by PubCo as indemnity against any claim that may be made against it with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Adjustments in Certain Circumstances. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Ordinary Shares or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of the Company or Parent or Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent, Purchaser, Merger Sub or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2  Issuance of Merger Consideration Shares.

(a) No Issuance of Fractional Shares. No certificates or scrip representing fractional shares will be issued pursuant to the Acquisition Merger, and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share.

(b) Issuance of Merger Consideration Shares. As of the Closing Date, PubCo shall issue the Merger Consideration Shares to the Company Shareholders.

4.3  Intentionally Omitted.

4.4  Withholding. The parties shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, Treasury Regulations, or under any applicable provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted, withheld and timely paid over to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, the parties shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

4.5  Company Dissenter’s Rights.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the Cayman Companies Act, all Company Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Acquisition Merger in accordance with Section 238 of the Cayman Companies Act (the “Company Dissenting Shares” and holders of Company Dissenting Shares being referred to as “Company Dissenting Shareholders”), shall be cancelled and cease to exist at the Effective Time, shall not be entitled to receive the applicable Per Share Merger Consideration under Section 4.1(a) and shall instead be entitled to receive only the payment of the fair value of such Company Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act.

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(b) For the avoidance of doubt, all Company Ordinary Shares held by the Company Dissenting Shareholders who shall have failed to exercise or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the Cayman Companies Act shall thereupon (i) not be deemed to be Company Dissenting Shares, and (ii) be cancelled and cease to exist in exchange for, at the Effective Time, the right to receive the applicable Per Share Merger Consideration under Section 4.1(a) in the manner provided in Section 4.2.

(c) The Company shall provide to the Reincorporation Merger Surviving Corporation, (i) reasonably prompt notice of any notices of objection or notices of dissent to the Acquisition Merger or demands for appraisal under Section 238 of the Cayman Companies Act received by the Company, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the Cayman Companies Act and received by the Company relating to the exercise of any rights to dissent from the Acquisition Merger or appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter’s right or demands for appraisal under the Cayman Companies Act. The Company shall not, except with the prior written consent of the Reincorporation Merger Surviving Corporation, make any offers or payment with respect to any exercise by a Company Shareholder of its rights to dissent from the Acquisition Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notice of objection to the Acquisition Merger is served on the Company by any Company Shareholder pursuant to Section 238(2) of the Cayman Companies Act, the Company shall give written notice of the authorization of the Acquisition Merger to each such Company Shareholder within twenty (20) days of obtaining the Requisite Company Vote (as defined below), pursuant to and in accordance with Section 238(4) of the Cayman Companies Act.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Parent Parties simultaneously with the execution of this Agreement and later on the Closing Date (the “Company Disclosure Schedule(s)”), the Company hereby represents and warrants to the Parent Parties, jointly and severally, that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date, respectively (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is reasonably apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. References to Schedules in this Article V shall, unless otherwise provided, be to the Company Disclosure Schedules.

5.1  Corporate Existence and Power. The Company is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. The Company and each Company Subsidiary has all requisite power and authority, corporate and otherwise, and, except as set forth on Schedule 5.1, each of them possesses all Permits, necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.1, the Company and each Company Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary. Schedule 5.1 lists all jurisdictions in which the Company and each Company Subsidiary is registered to conduct business as a foreign company or other entity.

5.2  Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Additional Agreements to which the Company is or shall be a party have been duly authorized by all necessary action on the part of the Company, subject to the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby by way of a special resolution of the Company Shareholders passed by holders of Company Ordinary Shares holding a majority of not less than two-thirds of votes at a general meeting of the Company or the unanimous written resolutions of holders of all Company Ordinary Shares in accordance with the Organizational Documents of the Company and the Cayman Companies Act (the “Requisite Company Vote”). This Agreement, and each of the Additional Agreements to which it is a party, will constitute, upon execution and delivery by all parties, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms.

5.3  Governmental Authorization. Neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Governmental Authority other than (i) the filing of the CRPM, the Plan of Merger and other related documents required by the Cayman Companies Act with the Cayman Registrar and the publication of notification of the Reincorporation Merger and the Acquisition Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act; and (ii) the SEC or Nasdaq approval required to consummate the transactions contemplated hereunder.

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5.4  Non-Contravention. Except as set forth on Schedule 5.4, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company, constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company are entitled under any provision of any Permit, Material Contract or other instrument or obligations binding upon the Company or by which any of the Company Ordinary Shares or any of the Company’s assets is or may be bound, (c) result in the creation or imposition of any Lien on any of the Company Ordinary Shares, (d) cause a loss of any material benefit relating to the Business to which the Company is or may be entitled under any provision of any Permit or Contract binding upon the Company, or (e) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s material assets, in the cases of (a) to (e), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5  Capitalization. (a) The authorized share capital of the Company is 500,000,000 Company Ordinary Shares, of which 130,108,235 shares are issued and outstanding as of the date hereof. All of the issued and outstanding Company Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights and have not been issued in violation of any preemptive or similar rights of any Person. The only Company Ordinary Shares that will be issued and outstanding immediately after the Closing will be the Company Ordinary Shares owned by Reincorporation Merger Surviving Corporation. Except for the Company Ordinary Shares, no other class in the share capital of the Company is or ever has been authorized or issued or outstanding.

(a) Except as set forth on Schedule 5.5(b), there are no (a) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, restricted stock agreements, plans or other agreements of any kind providing for the purchase, issuance or sale of any Company Ordinary Shares; or (b) agreements with respect to any of the Company Ordinary Shares, including any voting trust, other voting agreement or proxy with respect thereto other than the Additional Agreements.

5.6  Subsidiaries. Schedule 5.6 sets forth the name of each Company Subsidiary, and with respect to each Company Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.6, (i) all of the outstanding equity securities of Company Subsidiary are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Organizational Documents); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Company Subsidiary other than the Organizational Documents of any such Company Subsidiary and Additional Agreements; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or which are binding upon any Company Subsidiary providing for the issuance or redemption of any shares or other equity interests or convertible equity interests in or of any Company Subsidiary; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary; (v) subject to applicable Laws, no Company Subsidiary has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiaries listed on Schedule 5.6, the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement; and (viii) except as set forth on Schedule 5.6, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.7  Organizational Documents. Copies of the Organizational Documents of the Company and each Company Subsidiary have heretofore been made available to the Parent Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Neither the Company nor any Company Subsidiary has taken any action in violation of its Organizational Documents.

5.8  Corporate Records. The register of members or shareholders, or the equivalent documents of the Company and of each Company Subsidiary, and all proceedings of the Company’s and each Company Subsidiary’s board of directors occurring since their respective dates of inception, including committees thereof, and all consents to actions taken thereby, relating to all issuances and transfers of stock or shares, or material assets by the Company and each such Company Subsidiary, have been made available to the Parent Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company or the Company Subsidiary, as applicable.

5.9  Assumed Names. Schedule 5.9 sets forth a complete and correct list of all assumed or “doing business as” names currently or previously used by the Company and each Company Subsidiary, including names on any websites. None of the Company or any Company Subsidiary has used any assumed or “doing business as” name other than the names listed on Schedule 5.9 to conduct the Business.

5.10  Consents. No Material Contracts binding upon the Company or by which any of the Company Ordinary Share, or any of the Company’s assets are bound, require a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby.

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5.11  Financial Statements; Internal Controls.

(a) Attached hereto as Schedule 5.11(a) are true, fair and complete copies of the unaudited consolidated balance sheets of the Company, and the related statements of operations, changes in shareholders’ equity and cash flows, as at and for the fiscal years ended March 31, 2025 and March 31, 2024 (the “Historical Financial Statements”).

(b) Except as set forth on Schedule 5.11(b), the Historical Financial Statements (i) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in equity and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except for the absence of footnotes and other presentation items for normal year-end adjustments), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries. The Audited Financial Statements when delivered by the Company for inclusion in the Proxy/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.5, will comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) Except as set forth on Schedule 5.11(c), neither the Company nor any director or officer of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any independent auditor of the Company or its Subsidiaries, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(d) The Company maintains a system of internal accounting controls which is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) Except as set forth on Schedule 5.11(e), there are no outstanding loans or other extensions of credit made by the Company or its Subsidiaries to any of their respective executive officers (as defined in Rule 3b-7 under the Exchange Act) or any director of the Company or its Subsidiaries.

5.12  Absence of Certain Changes. Except as set forth on Schedule 5.12 or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company has conducted the Business in the ordinary course consistent with past practices; (b) there has not been any Material Adverse Effect; (c) the Company has not taken any action nor has any event occurred which would have violated the covenants of the Company set forth in this Agreement if such action had been taken or such event had occurred between the date hereof and the Closing Date.

5.13  Properties; Title to the Company’s Assets.

(a) The Tangible Personal Property have no material defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto; and all of the Tangible Personal Property is owned by the Company or the Company Subsidiaries and in the control of the Company or its employees.

(b) The Company has good, valid and marketable title in and to, or in the case of the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Historical Financial Statements, other than as would not reasonably be expected to be material to the Company or its Business. No such asset is subject to any Liens other than Permitted Liens. The Company’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, necessary for the Company to materially operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.14  Litigation. Except as set forth on Schedule 5.14, (i) there is no Action (or any basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company, any Company Subsidiary, any of their respective officers or directors, or the Business, before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements; (ii) there are no outstanding Governmental Order against the Company or any Company Subsidiary, or the Business; and (iii) neither the Company nor any Company Subsidiary is, or has been since July 7, 2023, subject to any Proceeding with any Governmental Authority or to the knowledge of the Company, with non-governmental private Person or entity.

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5.15 Contracts

(a) Schedule 5.15(a) lists all material Contracts, oral or written (collectively, the “Material Contracts”, and each a “Material Contract”) to which the Company and/or any Company Subsidiary is a party, which are currently in effect and constitute the following (if and to the extent applicable, and with all references to the “Company” also applicable to any Subsidiary):

(i)  all Contracts that require annual payments or expenses by, or annual payments or income to, the Company of $500,000 or more individually (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company or other Person, under which the Company (A) has continuing obligations for payment of annual compensation to executive-level employees, (B) has continuing obligations for payment of annual compensation of at least $150,000 to any employee (other than at will employee), or (C) has continuing obligations to make a payment of annual compensation of at least $150,000 to any consultant or sales representative (other than to any employee);

(iii)  all Contracts pertaining to any acquisitions or dispositions of assets (other than in the ordinary course of business) or of third party equity by the Company, and all such Contracts regardless of date that provide for any currently existing or future payments, step-ups, options, or other executory obligations of any acquisition or disposition of assets or of third party equity by the Company;

(iv) Contracts (A) under which the Company or any of its Subsidiaries is currently: (1) licensing or otherwise providing the right to use to any third party any Company Owned IP, or (2) licensing or otherwise receiving the right to use from any third party any material Intellectual Property, with the exception of (aa) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company, with a dollar value individually not in excess of $250,000, (bb) any Contract related to open source software, or (cc) any Contract under which the Company licenses any of its Intellectual Property in the ordinary course of business (collectively, the Contracts within the scope of this sub-clause (5.15(a)(iv)(A)(2), the “Material In-License”), and (B) under which the Company or any of its Subsidiaries has entered into an agreement not to assert or sue with respect to any Intellectual Property;

(v) all Contracts that bind the Company or any Company Subsidiary to secrecy, confidentiality and nondisclosure obligations or that limit the freedom or contain covenants of the Company or any Subsidiary prohibiting or limiting the right of the Company or any Subsidiary to engage, compete with, operate its Business in any line of business or with any Person or in any geographic area;

(vi) Any Contract that (A) grants to any third Person any “most favored nation rights”; or (B) grants to any third Person (except for any Company Subsidiary) price guarantees;

(vii)  all Contracts with or pertaining to the Company to which any Shareholder or Principal Owner is a party, other than those Contracts identified under subsection (xv);

(viii)  the Company Leases and all Contracts pertaining to Tangible Personal Property in an amount of $500,000 or more;

(ix) Contracts in connection with the waiver, compromise, or settlement of any Proceeding or Action involving payment of an amount greater than $100,000 that remains outstanding as of the date of this Agreement;

(x) Contracts with any Governmental Authority;

(xi) any Contract relating to the establishment of a joint venture, strategic alliance, revenue-sharing partnership, or similar arrangement;

(xii)  Contracts granting to any Person (other than the Company or any Company Subsidiary) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests or any other property of or in the Company or any Company Subsidiary;

(xiii) all Contracts with a labor union, labor organization, or works council;

(xiv) Contracts containing covenants of the Company or any of its Subsidiaries (A) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company or any of its Subsidiaries ability to conduct their business with any Person in any geographic area in any material respect, in each case, in an amount of over $500,000; and

(xv)  all Contracts pertaining to Indebtedness of the Company or any Company Subsidiary in excess of $500,000, and all Contracts pertaining to the guaranty of any such Indebtedness by any Shareholder or Affiliate of any Shareholder or of the Company (including any Principal Owner) or any Company Subsidiary in excess of $200,000.

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(b) (i) Each Material Contract is a valid, legal and binding agreement, and is in full force and effect, and except as set forth on Schedule 5.15(b), neither the Company nor, to the Company’s knowledge, any other party thereto, is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company and any Company Subsidiary have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts, (iii) the Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company’s assets, (iv) no Material Contract (A) requires the Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to any Parent Party or any of its Affiliates, and (v) neither the Company nor any Company Subsidiary has received any written or oral claim or notice of termination, cancellation or breach of or default under any Material Contract.

(c) None of the execution, delivery or performance by the Company of this Agreement or Additional Agreements to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company is entitled under any provision of any Material Contract.

(d) The Company is in compliance with all material covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.16  Licenses and Permits. Except set forth on Schedule 5.16, or as would otherwise not reasonably be expected, individually or in the aggregate, have a Material Adverse Effect, the Company has obtained and maintained all licenses, franchises, permits, orders, approvals authorizations, registrations, of any Governmental Authority, and made all applicable submissions, notifications, and filings to any Governmental Authority required for the conduct or other similar authorization necessary to operate the Business (the “Permits”). The Permits are valid and in full force and effect, and none of the Permits will, assuming any requisite third-party consent has been obtained or waived prior to the Closing Date (if and to the extent applicable), be terminated or impaired or become terminable solely as a result of the transactions contemplated hereby.

5.17  Compliance with Laws.

(a) Except as set forth on Schedules 5.17(a), the Company and, to the knowledge of the Company, all representative and such other Persons acting on behalf of the Company, is currently, or has been since July 7, 2023, in compliance in all material respect of all applicable Laws.

(b) Other than as set forth on Schedules 5.17(b), or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since July 7, 2023, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by the Company or any Company Subsidiary of, or failure on the part of the Company or any Company Subsidiary to comply with, or any liability suffered or incurred by the Company or any Company Subsidiary in respect of any violation of or noncompliance with, any Laws or policies by any Governmental Authority that are or were applicable to the Company or any Company Subsidiary or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action by any Governmental Authority is pending, or to the knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company or any Company Subsidiary.

(c) Except as set forth on Schedule 5.17(c), the Company has not been threatened in writing or, to the Company’s knowledge, orally charged with, or given written or, to the Company’s knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Governmental Authority. Subject to Schedules 5.17(a) and 5.17(c), and without limiting the generality of the foregoing, the Company is, and since July 7, 2023, has been, in compliance in all material respects with: (i) every Law applicable to the Company due to the specific nature of the Business, including Privacy Laws; (ii) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Anti-Corruption Laws applicable to the Company; and (iii) every Law regulating or covering conduct in the workplace (“Workplace Conduct Laws”), including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. To the Company’s knowledge, the Company is not under any investigations with respect to Privacy Laws, the Foreign Corrupt Practices Act, or Workplace Conduct Laws by any Governmental Authority.

5.18  Intellectual Property.

(a) Schedule 5.18(a) lists each item of Company Owned IP that is registered or applied-for and pending with a Governmental Authority by the Company or any Company Subsidiary as of the date of this Agreement, specifying as to each item, as applicable (i) the jurisdiction/registrar, registration/application number, title, filing date, issuance date, expiration date, and status; (ii) the owner; and (iii) any actions that must be taken in the six (6) months after the Closing with respect to each of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates. The Company or such Company Subsidiary, is the sole and exclusive beneficial and record owner of all of the items of Company Owned IP, and, to the knowledge of the Company or such Company Subsidiary, all such Company Owned IP is subsisting and is valid and enforceable.

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(b) Except as would not be expected to be material to the Company and Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary or material for the continued conduct of the business of the Company or such Company Subsidiary in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.

(c) In respect of any Material In-Licenses granting the Company or any Company Subsidiary the right to use any Intellectual Property reasonably necessary for the continued conduct of the business of the Company or such Company Subsidiary in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof (including all amendments, novations, supplements or replacements to such Material In-Licenses), to the knowledge of the Company or such Company Subsidiary: (i) such Material In-Licenses are in full force and effect, with no termination notice having been received by the Company or such Company Subsidiary thereunder; (ii) to the knowledge of the Company or such Company Subsidiary, no circumstances exist or have existed which entitle the licensor party to terminate or vary such Material In-Licenses; and (iii) the material obligations of the Company or the Company Subsidiary under such Material In-Licenses have been complied with; in each case except as would not have a Material Adverse Effect.

(d) The Company and any Company Subsidiary, have not, within the twelve (12) months prior to the date hereof, infringed upon, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, and there is no Action pending to which the Company or any Company Subsidiary is a named party, or as to which the Company or any Company Subsidiary has received a threat in writing, alleging the infringement, misappropriation or other violation by the Company or any Company Subsidiary of any Intellectual Property of any third Person, in each case except as would not have a Material Adverse Effect.

(e) Except as set forth on Schedule 5.18(e) or except as would not have a Material Adverse Effect, to the knowledge of the Company and Company Subsidiaries, (i) no Person is infringing upon, misappropriating or otherwise violating any material Company Owned IP in any material respect, and (ii) the Company or any Company Subsidiary has not sent to any Person within the last twelve (12) months any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Company Owned IP.

(f)   The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets and other confidential information included in Company Owned IP that are material to the business of the Company and the Company Subsidiaries (taken as a whole). To the knowledge of the Company and the Company Subsidiaries, there has not been any unauthorized disclosure of or unauthorized access to any material Trade Secrets or other material confidential information of the Company or such Company Subsidiary to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information, except as would not have a Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company and Company Subsidiaries: (i) no Person who was involved in, or who contributed to, the creation or development of any Company Owned IP owed (at the time of such involvement or contribution) or owes any duty or rights to any Governmental Authority, or any military, university, college or other educational institution or a research center, in each case, which may affect the Company’s or any Company Subsidiary’s full ownership of or its right to use or commercialize any such Company Owned IP or may impose any restrictions or obligations on the Company or any Company Subsidiary in respect thereof; and (ii) no facilities, funding or property of any military, university, college, other educational institution or research center or other Governmental Authority was received by or for the Company or any Company Subsidiary or used in the development of any Company Owned IP; and no Governmental Authority nor any military, university, college, other academic institution or research center owns, purports to own, has any other rights in or to, or any option to obtain any rights in or to, any Company Owned IP.

(h) Except as would not have a Material Adverse Effect, with respect to the Software and Business Systems under the exclusive control of the Company or any Company Subsidiary, to the knowledge of such entity, no such Software and Business Systems contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of such entity or customers of such entity.

(i)   Except as would not have a Material Adverse Effect to the Company and Company Subsidiaries, taken as a whole, the use and distribution by each of the Company and Company Subsidiaries, of (i) software developed by or on behalf of the Company or any Company Subsidiary, taken as a whole, and (ii) Open Source Materials, is, to the knowledge of the Company and the Company Subsidiaries, taken as a whole, in material compliance with all Open Source Licenses applicable thereto. Except as would not have a Material Adverse Effect, each of the Company and each Company Subsidiary, has not used any Open Source Materials in a manner that requires any material software or Intellectual Property owned by such Company or Company Subsidiary to be subject to Copyleft Licenses.

(j)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Person who has contributed to the creation or development of any Company Owned IP has executed and delivered a valid and enforceable written agreement, pursuant to which such Person has assigned to the Company or any Company Subsidiary all of such Person’s rights, title and interest in and to all such Company Owned IP and waived any and all rights to royalties or other consideration or non-assignable rights with respect to all such Company Owned IP. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company and any Company Subsidiary, no such Person is in violation of any such agreement. No current or former employees or independent contractors of the Company or any Company Subsidiary have claimed any ownership interest in any Company Owned IP that is material to the business of the Company. To the knowledge of the Company, there has been no violation of the Company’s policies or practices related to protection of Company Owned IP that is material to the Business.

5.19  Distributors. Except as provided on Schedule 5.19, since July 7, 2023, no third party distributor of any Company Product who purchases Company Products and sells such Company Products to consumers has terminated any distributorship and/or sale and purchase Contract with the Company or any Company Subsidiary and the Company and the Company Subsidiaries have not terminated any distributorship and/or sale and purchase Contract with any third party distributors.

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5.20  Accounts Receivable and Payable; Loans.

(a) All accounts receivables and notes of the Company reflected on the Historical Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company in the ordinary course of business consistent with past practice. The accounts payable of the Company reflected on the Historical Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b) To the knowledge of the Company, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note as reflected in the Historical Financial Statements that could reasonably result in a Material Adverse Effect. To the Company’s knowledge, all accounts, receivables or notes as reflected in the Historical Financial Statements are good and collectible in the ordinary course of business.

(c) Except as set forth on the Historical Financial Statements, the Company is not indebted to any of its Affiliates and no Affiliates are indebted to the Company.

5.21  Pre-payments. The Company has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

5.22  Employees; Employee Benefits.

(a) Neither the Company nor any Company Subsidiary is a party to or subject to any collective bargaining agreement, non-competition agreement restricting the activities of the Company, or any similar agreement, and there has been no activity or Proceeding by a labor union or representative thereof to organize any employees of the Company.

(b) There are no pending or, to the knowledge of the Company, threatened claims or Proceedings against the Company or any Company Subsidiary under any worker’s compensation policy or long-term disability policy.

(c) Neither the execution, delivery and performance of this Agreement or any Additional Agreement to which the Company is a party nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company, provided that this Section 5.22(c) does not apply to the proposed incentive plan of PubCo attached hereto as Exhibit F.

(d) Schedule 5.22(d) contains a list of all Company or Company Subsidiary executive-level (including any division director and vice president-level position) employees (the “Key Employees”) by employee name, employer, office location, year of initial employment, 2025 base salary, and 2025 bonus amounts. No employee of the Company or of any Company Subsidiary works or resides in the United States.

(e) Employment Matters. Schedule 5.23(a) sets forth a true and complete list of (i) the form of employment agreement and the form of consultant, independent contractor and/or commission agreement now in effect that have established effective employment between all consultants, independent contractors and the Company or any Company Subsidiary under applicable Law, (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company or any Company Subsidiary now in effect or under which the Company or any Company Subsidiary has any obligation, and(iii) any employment agreement or understanding between the Company or any Company Subsidiary and any Key Employee concerning the terms of such Key Employee’s employment that does not apply to the Company’s employees generally or deviate from the Company’s form of employment agreement described in subsection (i) (collectively, the “Labor Agreements”). The Company has previously delivered to the Parent Parties true and complete copies of such forms of Labor Agreements and each generally applicable employee handbook or policy statement of the Company.

(f)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(i)   to the knowledge of the Company, no current employee of the Company or any Company Subsidiary, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer;

(ii)  the Company and each Company Subsidiary has complied in all respects with any applicable Laws relating to the employment or engagement of employees, contractors, or other services providers or labor; and

(iii)  there is no pending representation question or union organizing activity, or any claim, litigation, charge, arbitration, or complaint respecting employees of the Company or any Company Subsidiary.

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5.23  Withholding. All obligations of the Company and any Company Subsidiary applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company or any Company Subsidiary to trusts or other funds or to any Governmental Authority, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. All reasonably anticipated obligations of the Company and any of its Subsidiaries with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of Business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or the applicable Company Subsidiary prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.24  Real Property. Schedule 5.25 sets forth a list of all Leases to which the Company or a Company Subsidiary is a party (“Company Leases”) and are currently in effect. With respect to each Company Lease, as the case may be: (i) each Company Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the lessee or, to the knowledge of the Company, any landlord or sub-landlord, as applicable; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company or a Company Subsidiary, as the case may be, holds the leasehold estate on the Company Leases free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. To the knowledge of the Company, no Person, other than the Company or any Company Subsidiary, has any right to use or occupy the Real Property subject to any Company Lease or any portion thereof. Except as set forth on Schedule 5.25, the Company and its Subsidiaries do not own any real property.

5.25  Tax Matters.

(a) (i) Each of the Company and Company Subsidiaries (each a “Company Group Member”) has duly filed all income and other material Tax Returns which are required to be filed by it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or to the knowledge of the Company, proposed in writing, with respect to Taxes of any Company Group Member; (iv) no statute of limitations in respect of the assessment or collection of Taxes of any Company Group Member for which a Lien may be imposed on any Company Group Member’s assets has been waived or extended (other than Permitted Liens or pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) to the knowledge of each Company Group Member, such Company Group Member has withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by such Company Group Member in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) no Company Group Member has requested any letter ruling from the IRS (or any comparable ruling from any other Taxing Authority); (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of any Company Group Member; (viii) no Company Group Member has received any written request from a Taxing Authority in a jurisdiction where a Company Group Member has not paid any Tax or filed Tax Returns asserting that such Company Group Member is or may be subject to Tax in such jurisdiction; (ix) no Company Group Member is a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of Business consistent with past practices, the primary purpose of which is not related to Taxes); (x) no Company Group Member has liability for the Taxes of any other Person (other than a Company Subsidiary): (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xi) no Company Group Member is a (1) “controlled foreign corporation” as defined in Section 957 of the Code, or (2) “passive foreign investment company” within the meaning of Section 1297 of the Code; (xii) during the two (2)-year period ending on the date of this Agreement, no Company Group Member was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code; (xiii) no Company Group Member holds any “United States real property interests” within the meaning of Section 897(c) of the Code; (xiv) no Company Group Member has, or has ever had, a permanent establishment in any country other than the country of its organization, and is not, and has never been, subject to income Tax in a jurisdiction outside the country of its organization on the basis of having a permanent establishment, office or fixed place of business, employees or agents present, or otherwise as a tax resident in such jurisdiction; and (xv) no Company Group Member has been a party to any “listed transaction” or failed to report any “reportable transaction” as such terms are defined in Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b) and as such report is required pursuant thereto.

(b) No Company Group Member is aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

(c) No Company Group Member will be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or before the Closing Date; (iii) any installment sale or open transaction disposition made on or before the Closing Date; (iv) any prepaid amount or deferred revenue realized or received on or before the Closing Date; or (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

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(d) The Company is a corporation for United States federal income tax purposes. Each Company Group Member is a “foreign person” within the meaning of section 1445(f)(3) of the Code. Each Company Group Member is not, and has never been, created or organized in, or under the law of, the United States, any state thereof, or the District of Columbia. Each Company Group Member is not treated as a domestic corporation pursuant to Section 7874(b) of the Code and has not elected pursuant to Section 897(i) of the Code to be treated as a domestic corporation for purposes of Sections 897 and 1445 of the Code.

(e) Schedule 5.26(e) sets forth the U.S. federal income tax classifications of each Company Group Member.

5.26  Environmental Laws.

(a) The Company and the Company Subsidiaries are and have been in compliance with all Environmental Laws. Except as set forth on Schedule 5.27, neither the Company nor any Company Subsidiary has (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of Environmental Laws or the Hazardous Material Activities of the Company, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) To the knowledge of the Company, there are no and there has been no release of Hazardous Materials in, on, or under any properties owned, or leased by the Company or any Company Subsidiary such as could give rise to any material liability or corrective or remedial obligation of the Company or any Company Subsidiary under any Environmental Laws.

5.27  Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of Affiliates who might be entitled to any fee or commission from Parent, Purchaser, Merger Sub or any of their Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.28  Powers of Attorney and Suretyships. The Company and the Company Subsidiaries do not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company or its Subsidiaries or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company or the Company Subsidiaries or other than as reflected in the Financial Statements.

5.29  Directors and Officers. Schedule 5.30 sets forth a true, correct and complete list of all directors and officers of the Company and of each Company Subsidiary.

5.30  International Trade Matters; Anti-Bribery Compliance.

(a) Except as set forth on Schedule 5.31(a), the Company, any Company Subsidiary, and to the knowledge of the Company, each of its officers, directors, managers, employees, agents, subcontractors and vendors and other Persons acting on behalf of the Company (i) are, and have been since July 7, 2023, in compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, and International Trade Laws, (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for all activities and transactions, including for the import, export, re-export, deemed export, deemed reexport, or transfer required under the Sanctions Laws and International Trade Laws, and the provision of financial services required under Anti-Money Laundering Laws, and (iii) have instituted and maintain policies and procedures reasonable designed to ensure compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, and International Trade Laws. Except as set forth on Schedule 5.31(a), there are and have since July 7, 2023 been no pending or, to the knowledge of the Company, threatened, Actions against the Company related to any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws, or International Trade Laws.

(b) Neither the Company, nor any Company Subsidiary, nor any Principal Owner, nor any officer or director of the Company or any Company Subsidiary, nor to the knowledge of the Company, any of its or any Company Subsidiary’s managers, employees, agents, subcontractors and vendors and other Persons acting on its or their behalf (i) is, or has since July 7, 2023, been a Sanctioned Person or a Restricted Person, or (ii) has transacted business directly or indirectly with any Sanctioned Person or Restricted Person or with or in any Sanctioned Jurisdiction, in each case in violation of applicable Sanctions Laws or International Trade Laws, or (iii) otherwise in violation of, any Sanctions Laws or International Trade Laws.

5.31  Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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5.32  Insurance.

(a) Schedule 5.33(a) sets forth, (a) with respect to each insurance policy under which the Company or a Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement, and (b) the Company’s loss runs with respect to all commercial automobile, commercial general liability, employment practices liability insurance, directors and officers liability insurance, physical damage, cargo, cyber, excess, surplus and umbrella coverages. True, correct, and complete copies or comprehensive summaries of such insurance policies have been made available to Parent.

(b) With respect to each such insurance policy required to be listed on Schedule 5.33(a): (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default under the policy; (iii) as of the date hereof, to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

5.33  Affiliate Transactions.

(a) Except as set forth on Schedule 5.34(a), neither the Company nor any Company Subsidiary is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of the Company or any Company Subsidiary, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital share or equity interests of any of the Company or and Company Subsidiary or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each such transaction, agreement, arrangement, understanding, an “Affiliate Transaction”); and each Affiliate Transaction Contract (i) is an arms-length transaction with fair market price and (ii) is a transaction duly approved by the board of directors in accordance with the Organizational Documents of the Company or such Company Subsidiary.

(b) None of the Affiliates of the Company or any Company Subsidiary own or have any rights in or to any of the material Assets, properties or rights used by the Company our such Company Subsidiary.

5.34  Privacy and Cybersecurity.

(a) The Company and Company Subsidiaries maintain and are in compliance with, and since July 7, 2023, have taken reasonable steps to maintain and comply with, (i) all applicable Laws relating to the privacy and/or security of personal information (including, to the extent constituting such applicable Laws, all related implementing rules, regulations, guidelines and circulars of data privacy regulators implementing or enforcing such Laws), (ii) the Company’s and Company Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and Company Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each Company Subsidiary’s information technology systems; in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any Company Subsidiary is a named party or, to the knowledge of the Company, threatened in writing against the Company or Company Subsidiaries alleging a violation of any third Person’s privacy or personal information rights by the Company or Company Subsidiaries in connection with the foregoing, except as would not reasonably be expected to be material to the business of the Company and Company subsidiaries taken as a whole.

(b) (i) Since July 7, 2023, there have been, no breaches of the security of the information technology systems of the Company and Company Subsidiaries, and (ii) during the last twelve (12) months, there have been no disruptions in any such information technology systems; in each case, that materially adversely affected the Company’s and Company Subsidiaries’ business or operations, taken as a whole and any such disruptions have been remedied in all material respects. The Company and Company Subsidiaries take commercially reasonable measures (and any other measures required by applicable Law) designed to protect personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Except as would not reasonably be expected to be material to the business of the Company and Company subsidiaries, taken as a whole, during the last three (3) years, neither the Company nor any Company Subsidiary has (A) experienced any material incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing incidents, nor to the knowledge of the Company has any such notice or complaint been threatened in writing against the Company or any Company Subsidiary.

5.35  No Additional Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by Company Disclosure Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and, to the extent of the foregoing limitations, the Parent Parties shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Parent Parties, and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Parent Parties.

5.36  No Reliance. Without limiting the foregoing, each of the Company and Company Subsidiaries acknowledges that each of the Company and Company Subsidiaries, and its advisors, have made their own investigation of Parent and, except as provided in this Agreement, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Parent, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Parent as conducted after the Merger Closing, as contained in any materials provided by Parent or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or Representatives or otherwise.

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Article VI
REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

The Parent Parties hereby, jointly and severally, represent and warrant to the Company that, except as disclosed in the Parent SEC Documents or as set forth in the disclosure schedules delivered by the Parent Parties to the Company simultaneously with the execution of this Agreement (the “Parent Party Disclosure Schedules”), each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered sections and subsections of this Article VI shall only refer to the section or subsection being referenced.

6.1  Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Parent Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2  Corporate Authorization. The execution, delivery and performance by each of the Parent Parties of this Agreement and the Additional Agreements (to which it is a party to) and the consummation by the each of the Parent Parties of the transactions contemplated hereby and thereby are within the corporate powers of such Parent Parties and have been duly authorized by all necessary corporate action on the part of the Parent Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which any of them is a party or by which its securities are bound, other than the Required Parent Shareholder Approval and the authorization and approval of this Agreement, Reincorporation Merger and the Acquisition Merger. This Agreement has been duly executed and delivered by the Parent Parties and it and the Additional Agreements (to which each of them is a party) will constitute upon execution and delivery by all parties, a valid and legally binding agreement of the Parent Parties, enforceable against them in accordance with their representative terms.

6.3  Governmental Authorization. Other than as required under applicable Laws (including, without limitation, (i) the filing of the CRPM, the Plan of Merger and other related documents required by the Cayman Companies Act with the Cayman Registrar and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act and (ii) the SEC or Nasdaq approval required to consummate the transactions contemplated hereunder), neither the execution, delivery nor performance by the Parent Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Governmental Authority.

6.4  Non-Contravention. The execution, delivery and performance by the Parent Parties of this Agreement and any Additional Agreements do not and will not (i) contravene or conflict with the organizational or constitutive documents of any Parent Party, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Parent Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Parent Parties.

6.5  Finders’ Fees. Except for the Deferred Underwriting Amount, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

6.6  Issuance of Shares. The shares issued as Merger Consideration Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Parent Parties are bound, applicable Law or the Parent Parties’ Organizational Documents.

6.7  Capitalization.

(a) Parent. The authorized share capital of the Parent is $50,000 divided into 450,000,000 shares of Parent Class A Ordinary Share, par value $0.0001 each, of which 5,947,250 shares of Parent Class A Ordinary Share are issued and outstanding as of the date hereof and 50,000,000 shares of Parent Class B Ordinary Share, par value $0.0001 each, of which 1,437,500 shares of Parent Class B Ordinary Share are issued and outstanding as of the hereof. A total of 991,208 shares of Parent Class A Ordinary Share are reserved for issuance with respect to the Parent Rights. No other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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(b) Purchaser. Upon the execution of this Agreement, the authorized share capital of the Purchaser will be $50,000 divided into 500,000,000 Purchaser Ordinary Shares, of which one (1) Purchaser Ordinary Share will be issued and outstanding as of such time and held by Parent. No other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) Merger Sub. Upon the execution of this Agreement, the authorized share capital of the Merger Sub will be $50,000 divided into 50,000 ordinary shares of par value $1.00 each (the “Merger Sub Ordinary Shares”), of which one (1) Merger Sub Ordinary Share will be issued and outstanding as of such time and held by Parent. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.8  Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by any Parent Party or that is included in any Parent Party SEC Documents). No material information provided by any Parent Party to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to Parent public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

6.9  Trust Fund. As of March 31, 2026, Parent has approximately $58,293,579 in the trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account maintained by Wilmington Trust, National Association, a national bank association (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Parent Parties’ knowledge, that would entitle any Person (other than the public shareholders holding Parent Class A Ordinary Shares sold in the IPO who shall have elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent’s Organizational Documents) to any portion of the funds in the Trust Account, except to the extent that Parent may convert all of the assets held in the Trust Account into cash provided that Parent does not consummate an initial business combination within the time prescribed in the Prospectus. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of Parent and the Investment Management Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and, to the knowledge of the Parent Parties, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Since the consummation of the IPO , Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby, the Parent Parties shall have no further obligation under either the Investment Management Trust Agreement or their Organizational Documents to liquidate or distribute any assets held in the Trust Account, and the Investment Management Trust Agreement shall terminate in accordance with its terms.

6.10  Listing. As of the date hereof, the Parent Class A Ordinary Shares, Parent Units, and Parent Rights are listed on Nasdaq , with trading symbols “BPAC”, “BPACU” and “BPACR”, respectively.

6.11  Reporting Company. Parent is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act.

6.12  No Market Manipulation. Neither the Parent Parties nor their Affiliates have taken, and they will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Parent Ordinary Shares to facilitate the sale or resale of the Parent Ordinary Shares or affect the price at which the Parent Ordinary Shares may be issued or resold; provided, however, that this provision shall not prevent the Parent Parties from engaging in investor relations or public relations activities consistent with past practices.

6.13  Board Approval. Each of Parent’s and Purchaser’s board of directors (including any required committee or subgroup of such boards) and the sole director of Merger Sub has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of the Parent Parties, as applicable, and (iii) solely with respect to Parent’s board of directors, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

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6.14  Parent SEC Documents and Financial Statements.

(a) Parent has filed or furnished all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since November 10, 2025 under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed by the Parent Parties subsequent to the date of this Agreement (the “Additional Parent Parties SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (ii) its Form 8-Ks filed since the beginning of the first fiscal quarter referred to in clause (i) above, and (iii) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.14) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), and (iii) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent Parties SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent Parties SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent Parties SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Financial Statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent Parties SEC Documents (collectively, the “Parent Parties Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein. The Parent Parties Financial Statements (i) were prepared from the Books and Records of Parent; (ii) were prepared on an accrual basis in accordance with GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to Parent with respect to the periods then ended.

(c) The Parent Parties Financial Statements accurately reflect in all material respects the outstanding Indebtedness of the Parent Parties. Schedule 6.14(c) of the Parent Party Disclosure Schedules sets forth a reasonable estimate of costs and expenses of the Parent Parties as of the Closing in conformity with its existing engagements with counsel, advisor, accountant and other service providers. Except as specifically disclosed, reflected or fully reserved against in the Parent Parties Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since Parent’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in the Parent Parties Financial Statements.

6.15  Litigation. There is no Action (or any basis therefor) pending against any Parent Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Parent Parties. No Parent Party is, or has previously been, to the knowledge of the Parent Parties, subject to any Proceeding with any Governmental Authority.

6.16  Compliance with Laws. No Parent Party is in violation of, has violated, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, nor, to the knowledge of the Parent Parties, is there any basis for any such charge and no Parent Party has previously received any subpoenas by any Governmental Authority.

6.17  Anti-Money Laundering Laws. The operations of the Parent Parties are and have been conducted at all times in compliance with the Anti-Money Laundering Laws, and no Action involving the Parent Parties with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Parent Parties, threatened.

6.18  Sanctions Laws. Neither the Parent Parties, nor any director or officer of the Parent Parties (nor, to the knowledge of the Parent Parties, any agent, employee, affiliate or Person acting on behalf of the Parent Parties), since January 13, 2025, (i) is, or has, been a Sanctioned Person or a Restricted Person, or (ii) has transacted business directly or indirectly with any Sanctioned Person or Restricted Person or with or in any Sanctioned Jurisdiction, in each case in violation of applicable Sanctions Laws or International Trade Laws, or (iii) otherwise in violation of, any Sanctions Laws or International Trade Laws.

6.19  Not an Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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6.20  Tax Matters.

(a) (i) Parent has duly filed all income and other material Tax Returns which are required to be filed it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of Parent; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent for which a Lien may be imposed on any of Parent’s assets has been waived or extended (other than Permitted Liens or pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) Parent has withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by Parent in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) Parent has not requested any letter ruling from the IRS (or any comparable ruling form any other Taxing Authority); (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of Parent; (viii) Parent has not received any written request from a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns asserting that Parent is or may be subject to Tax in such jurisdiction; (ix) Parent is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (x) Parent has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xi) Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xii) Parent has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(b) Parent is not aware of any fact or circumstance, nor has Parent taken or agreed to take any action, that would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment.

(c) The Parent Parties Financial Statements reflect accruals in accordance with GAAP for all current Taxes of the Parent and any Parent Subsidiary that are unpaid or payable as of December 31, 2025 (except for any inaccuracies that are not material), and neither Parent nor any Parent Subsidiary has incurred any liability for Taxes since January 1, 2026, other than in the ordinary course of business consistent with amounts incurred and paid with respect to the most recent comparable prior period (adjusted for ordinary course changes in operations).

6.21  No Additional Representations and Warranties. Except as otherwise expressly provided in this Article VI (as modified by Parent Party Disclosure Schedules), each Parent Party expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of such Parent Party or its assets, and such Parent Party specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to such Parent Party’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and, to the extent of the foregoing limitations, the Company and Company Subsidiaries shall rely on their own examination and investigation thereof. None of the Parent’s Affiliates or any of their respective directors, officers, employees, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company and Company Subsidiaries, and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company.

6.22  No Reliance. Without limiting the foregoing, each Parent Party acknowledges that each Parent Party, and its advisors, have made their own investigation of the Company and Company Subsidiaries and, except as provided in this Agreement, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company and Company Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and Company Subsidiaries as conducted after the Merger Closing, as contained in any materials provided by the Company, any of its Subsidiaries, or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or Representatives or otherwise.

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Article VII
COVENANTS OF THE COMPANY AND THE PARENT PARTIES PENDING CLOSING

7.1  Conduct of the Business

(a) From the date hereof through the Closing Date, except as set forth on Schedule 7.1, each Party shall, and the Company shall cause its Subsidiaries to, conduct their respective business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, shall not enter into any material transactions without the prior written consent of the other Party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the written consent of all parties (which shall not be unreasonably withheld), the Company (on its behalf and on behalf of any Subsidiary) and each Parent Party agrees that it shall not:

(i) amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii)  except as set forth on Schedule 7.1(a)(ii), amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other of its rights or assets that involve payments in excess of $500,000 (individually or in the aggregate), except in the ordinary course of business consistent with past practice;

(iii) enter into any contract, agreement, license or, commitment, which obligates the payment of more than $500,000 (individually or in the aggregate), except for in ordinary course of business consistent with past practice;

(iv) make any capital expenditures in excess of $500,000 (individually or in the aggregate), except for in ordinary course of business consistent with past practice;

(v) sell, lease, license or otherwise dispose of any of its assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $500,000 in the aggregate;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any Company Shareholder (other than, in the case of any Company Shareholder who is an employee, payments of salary accrued in said period at the current salary rate);

(vii)  (A) authorize any salary increase for any employee who is a Principal Shareholder, (B) authorize any salary increase of more than 10% for any other employee who is making an annual salary equal to or greater than $250,000 in the aggregate on an annual basis, or (C) accelerate the vesting or payment of any compensation or benefits of any employee or other individual service provider;

(viii) enter into, amend or terminate into any collective bargaining agreement or other agreement with a labor union or labor organization;

(ix) obtain or incur any loan or other Indebtedness exceeding $2,000,000, except for trade payables in the ordinary course of business consistent with past practice;

(x) suffer or incur any Lien on its assets, except for Permitted Liens;

(xi) merge or consolidate with or be acquired by any other Person; or acquire the business or substantially all assets of any other Person;

(xii)  make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets in the ordinary course of business consistent with past practice;

(xiii) extend any loans other than travel or other expense advances to employees in the ordinary course of business;

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(xiv) issue, redeem or repurchase any capital stock or share, membership interests or other securities, other than a redemption of Parent Ordinary Shares in connection with the exercise of any Parent Shareholder Redemption Right by any shareholder of the Parent, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

(xv)  make, change or revoke any material Tax election or change any annual Tax accounting periods; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; or enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); settle or compromise any claim, notice, audit report, Action, suit, litigation, proceeding, arbitration, investigation, controversy, or assessment in respect of material Taxes; surrender or forfeit any right to claim a material Tax refund; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes;

(xvi) except as set forth on Schedule 7.1 (a)(xvi), (A) grant to, or agree to grant to, any Person any right to or interest in any Company Owned IP that is material to the Company or any Company Subsidiary other than in the ordinary course of business or otherwise on arms’ length terms, (B) sell, dispose of, abandon, fail to nationalize, or permit to lapse any rights to any Company Owned IP that is material to the Company or any Company Subsidiary (other than (1) incidental non-exclusive licenses entered into in the ordinary course of business and (2) the expiration of Company Owned IP that cannot be further maintained or renewed by applicable statute), or (C) permit any material Company Owned IP to become subject to a Lien (other than a Permitted Lien); or

(xvii) undertake any legally binding obligation to do any of the foregoing.

(b) No party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time. From the date hereof through the earlier of (x) termination of this Agreement in accordance with this Agreement and (y) the Closing Date, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company or any of the Parent Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company or the Parent Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated to the Company or any of the Parent Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and the Parent Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

7.2  Access to Information. From the date hereof until and including the Closing Date, the Company and the Parent Parties shall, to the best of their abilities, (a) continue to give each other Party, its legal counsel and other representatives full access to its offices, properties, and Books and Records, (b) furnish to the other Party, its legal counsel and other representatives such information relating to the business of the Company or the Parent Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other Party in such other Party’s investigation of its business; provided, however, that no investigation pursuant to this Section 7.2 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Parent Parties and, provided further, that any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Parent Parties. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided, however, that the non-disclosing Party must advise the other parties that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

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7.3  Notices of Certain Events. Each party shall promptly notify the other parties of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Ordinary Share or share capital or capital stock of the Parent Parties or any of the Company’s or the Parent Parties’ assets;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such Party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4  SEC Filings.

(a) The Parties acknowledge that:

(i)   Parent’s shareholders and the Company Shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, Parent must call a special meeting of its shareholders requiring Parent to prepare and file with the SEC a Registration Statement on Form F-4 which will contain a Proxy Statement/Prospectus (as defined in Section 9.5);

(ii)  the Parent Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent Parties will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the Parent Parties and the Company make with the SEC that requires information about the transactions contemplated by this Agreement to be included, each Party will, and will use its best efforts to cause its Affiliates to, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their best efforts to (i) cooperate with the other Party, (ii) respond to questions about such Party required in any filing or requested by the SEC, and (iii) provide any information requested by the other Party in connection with any filing with the SEC.

(c) Each Party acknowledges that a substantial portion of the filings with the SEC and mailings to Parent’s shareholders with respect to the Proxy Statement/Prospectus and the Registration Statement, as applicable, shall include disclosure regarding such Party and its management, operations and financial condition. Accordingly, each Party agrees to as promptly as reasonably practical provide the other Party with such information as shall be reasonably requested by the other Party for inclusion in or attachment to the Proxy Statement/Prospectus and the Registration Statement, as applicable, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about such Party and its shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. Each Party understands that such information shall be included in the Proxy Statement/Prospectus and the Registration Statement, as applicable, and/or responses to comments from the SEC or its staff in connection therewith and mailings. Each Party shall cause its managers, directors, officers and employees to be reasonably available to the other Party and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.5  Financial Information. The Company shall use its best efforts to deliver to the Parent Parties, as soon as practicable, the Audited Financial Statements. The Audited Financial Statements, when delivered to the Parent Company, shall give a true and fair view of the financial position of the Company as of the dates thereof and the results of operations of the Company for the financial year then ended in accordance with its applicable accounting standards applied on a consistent basis in all material respects. The Company will provide additional financial information as required by law for inclusion in any filings to be made by the Parent Parties with the SEC, including, without limitation, any required unaudited interim financial statements. If deemed reasonably necessary and requested by the Parent Parties, the Company shall use its reasonable efforts to cause such information to be reviewed or audited by the Company’s auditors.

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7.6  Trust Account. The Company acknowledges that the Parent Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and for the payment of (i) all amounts payable to public shareholders of Parent who shall have validly redeemed their Parent Ordinary Shares upon acceptance by Parent of such Parent Ordinary Shares at the Closing, (ii) the expenses of the Parent Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO, (iv) reimbursement of all reasonable and documented out-of-pocket costs and expenses of the Company and of the Parent Parties solely in connection with the transactions contemplated in this Agreement (excluding for these purposes any costs and expenses relating to the Reorganization) to the Company and the Parent Parties, respectively, and (v) the remaining monies in the Trust Account to the Parent Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Parent Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.7  Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent Parties and the Company, as applicable (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Parent Parties and the Company, as applicable in effect on the date hereof and disclosed on Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Purchaser shall cause the Organizational Documents of PubCo and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent Parties and the Company, as applicable, to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Parent Parties’ director and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Closing Date for events occurring prior to the Closing Date (the “Purchaser D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, comparable coverage with policy coverage of $5,000,000; provided that in the event shall the Company be required to expend an annual premium in the amount in excess of $500,000, the policy coverage shall be adjusted to a lower amount as mutually agreed by the Company and Parent; provided further than, in no event shall the policy coverage be less than $4,000,000. The Company shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and to cause the Surviving Corporation to honor all obligations thereunder.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Closing Date for events occurring prior to the Closing Date (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, comparable coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(c) an annual premium amount in excess of $500,000. If obtained, the Company shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the Surviving Company to honor all obligations thereunder.

(d) On the Closing Date, PubCo shall enter into customary indemnification agreements reasonably satisfactory to the Parent Parties and to the Company with the individuals elected as executive officers and members of the board of directors of the PubCo as of the Closing, which indemnification agreements shall continue to be effective following the Closing.

7.8  Notice of Changes. The Parent Parties, on the one hand, and the Company, on the other, shall give prompt written notice to the other Parties of (a) any representation or warranty made by such Party contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 10.2(b) would not be satisfied, (b) any breach of any covenant or agreement of such Party contained in this Agreement such that the condition set forth in Section 10.2(c) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the parties under this Agreement and (ii) no such notification shall be deemed to amend or supplement the Company Disclosure Schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

Article VIII
COVENANTS OF THE COMPANY

The Company agrees that:

8.1  Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company shall duly and timely file all income and other material Tax Returns required to be filed with the applicable Taxing Authority, pay all material Taxes required to be paid by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

8.2  Reasonable Best Efforts to Obtain Consents. The Company shall use its reasonable best efforts to obtain each required third party consent to the transactions contemplated by this Agreement as promptly as practicable hereafter.

8.3  Company Shareholder Approval. The Company shall take all action necessary to obtain the Requisite Company Vote as promptly as reasonably practicable after the effectiveness of the Registration Statement (but in no event later than ten (10) Business Days after the effectiveness of the Registration Statement), including convening an extraordinary general meeting of the Company Shareholders or obtaining written consent from all of the Company Shareholders.

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Article IX
ADDITIONAL COVENANTS OF ALL PARTIES HERETO

The parties hereto further covenant and agree that:

9.1  Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2  Tax Matters.

(a) Parent and Purchaser hereto shall use their reasonable best efforts to cause the Reincorporation Merger to qualify for the Reincorporation Intended Tax Treatment, and none of Parent, Purchaser, and their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for such intended Tax treatment. The parties hereto shall use their reasonable best efforts to cause the Acquisition Merger to qualify for the Acquisition Intended Tax Treatment, and none of Parent, Purchaser, Merger Sub or the Company and their respective Affiliates has taken or will knowingly take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Acquisition Merger from qualifying for such intended Tax treatment.

(b) Each of Parent, Purchaser, the Company, and their respective Affiliates shall file all Tax Returns consistent with (i) the Reincorporation Intended Tax Treatment and (ii) the Acquisition Intended Tax Treatment (including, in each case, attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the its Tax Return for the taxable year of the Reincorporation Merger and the Acquisition Merger), and shall take no position inconsistent with the Reincorporation Intended Tax Treatment or the Acquisition Intended Tax Treatment, as applicable (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority in connection with an audit.

(c) Within one hundred twenty (120) days after the end of Purchaser’s current taxable year and each subsequent taxable year of Purchaser for which Purchaser reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Purchaser shall (1) determine its PFIC status , (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) make such PFIC status determinations available to the shareholders of Purchaser as of immediately prior to the Effective Time. If Purchaser determines that it was, or could reasonably be deemed to have been, a PFIC in such taxable year, Purchaser shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Purchaser shareholders as of immediately prior to the Effective Time and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Purchaser or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 9.2(d), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of two (2) years after the end of Purchaser’s current taxable year.

(d) If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requires that tax opinions be prepared and submitted regarding (i) the qualification of the Reincorporation Merger for the Reincorporation Intended Tax Treatment, Parent will use its commercially reasonable best efforts to cause U.S. tax counsel engaged by Parent to deliver such tax opinion to Parent, or (ii) the qualification of the Acquisition Merger for the Acquisition Intended Tax Treatment as applicable only to the Company and its shareholders, the Company will use its commercially reasonable best efforts to cause U.S. tax counsel engaged by the Company to deliver such tax opinion to the Company. In each such case, each party shall use commercially reasonable best efforts to execute and deliver customary Tax representation letters to the applicable tax counsel in form and substance reasonably satisfactory to such counsel. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to the Company and its shareholders and Messina Madrid Law PA shall not be required to deliver any opinion to Parent and its shareholders.

9.3  Settlement of the Parent Parties’ Transaction Expenses. Concurrently with the Closing, all outstanding Liabilities of the Parent Parties that have incurred from reasonable and documented out-of-pocket costs or expenses in connection with the transaction contemplated in this Agreement and all outstanding reasonable and documented out out-of-pocket costs or expenses of the Parent Parties incurring in connection with the transaction contemplated in this Agreement shall be settled and paid in full by the Surviving Corporation, including reimbursement of reasonable and documented out-of-pocket expenses reasonably incurred by any Parent Party or any of their officers, directors, or their Affiliates, in connection with identifying, investigating and consummating a business combination by the Parent Parties, and in connection with the transactions contemplated by this Agreement.

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9.4  Compliance with SPAC Agreements. The Company and Parent Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain Registration Rights Agreement, dated as of November 11, 2025 by and between Parent and the investors named therein, except to the extent any such agreement is modified by virtue of this Agreement.

9.5  Registration Statement.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent and the Company shall prepare and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement/Prospectus contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Ordinary Shares to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement/Prospectus. The Registration Statement shall include a Proxy Statement of Parent as well as a prospectus for the offering of Purchaser Ordinary Shares to the Parent’s shareholders and the Merger Consideration Shares to the Company Shareholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from Parent’s shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the final IPO prospectus of Parent, dated November 10, 2025 (File No. 333-288356, the “Prospectus”) to exercise their Parent Shareholder Redemption Rights in conjunction with the shareholder vote on the Parent Party Shareholder Approval Matters as defined below. The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the Parent’s shareholders in accordance with Parent’s Organizational Documents, the Cayman Companies Act (as applicable) and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the amended and restated Memorandum and Articles of Association of PubCo substantially in the form attached hereto as Exhibit E, (iii) election of the directors of the PubCo as set forth in Section 3.3 of this Agreement, (iv) approval of an incentive plan for the employees of PubCo to be effective as of the Closing and substantially in the form attached hereto as Exhibit F and (v) such other matters as the Company and the Parent Parties shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger and the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Parent Party Shareholder Approval Matters”). In connection with the Registration Statement, Parent, Purchaser and the Company will file with the SEC financial and other information about the transactions contemplated in this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement requirements set forth in Parent’s Organizational Documents, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. The Parent Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Proxy Statement/Prospectus and the Registration Statement, as applicable, and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide the Parent Parties with such information concerning the Company and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company). If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent Parties shall provide such information concerning each Parent Parties and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement, as applicable, or in any amendments or supplements thereto, which information provided by the Parent Parties shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading.

(b) Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement/Prospectus to be mailed to shareholders of Parent.

(c) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Parent, on the one hand, and the Company, on the other hand, and shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Purchaser Ordinary Shares, as applicable, pursuant to applicable Law and subject to the terms and conditions of this Agreement, the Parent Parties’ Organizational Documents and the Company’s Organizational Documents. Each of the Company and the Parent Parties shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that the Parent Parties or the Company, as applicable, receive from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

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(d) Each party shall, and shall cause each of its subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company, the Parent Parties and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement/Prospectus and the Registration Statement, as applicable, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy Statement/Prospectus (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Parent Parties shall cause the Proxy Statement/Prospectus and the Registration Statement, as applicable, to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent Parties’ Organizational Documents.

9.6  Confidentiality. Except as necessary to complete the Proxy Statement/Prospectus, the Company, on the one hand, and the Parent Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Party furnished to it by such other Party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such Party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement/Prospectus.

9.7  Pubco Equity Incentive Plan. Immediately prior to the Closing, Purchaser shall adopt a new equity incentive plan in substantially the form attached hereto as Exhibit F, (the “PubCo Equity Incentive Plan”). The PubCo Equity Incentive Plan shall have such number of shares available for issuance equal to 10% of the PubCo’s outstanding shares immediately after the Closing.

Article X
CONDITIONS TO CLOSING

10.1  Condition to the Obligations of the Parties. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the transactions contemplated by this Agreement shall have been made or obtained.

(d) The SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) The Purchaser Ordinary Shares have been approved for listing on Nasdaq, subject to official notice of issuance;

(f) The Parent Party Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement/Prospectus and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent Parties’ Organizational Documents, applicable Law and the Proxy Statement/Prospectus (the “Required Parent Shareholder Approval”).

(g) This Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Ordinary Shares constituting the Requisite Company Vote in accordance with the Cayman Companies Act and the Company’s Organizational Documents.

(h) Any required filings under the HSR Act, and other applicable anti-trust laws, shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority shall have expired or otherwise been terminated.

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10.2  Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Parent Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the Company Disclosure Schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the Company Disclosure Schedules pursuant to Article V (if the representations and warranties speak only as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect; it being understood and agreed that the Company’s Fundamental Representations shall not be subject to any Material Adverse Effect qualifier, and for purposes of this clause (b) all Fundamental Representations shall be true and correct except for de minimis inaccuracies.

(c) The Company has received the Requisite Company Vote.

(d) The Company shall have entered into an Intellectual Property Cooperation Agreement described on Schedule 7.1(a)(xvi), in a form acceptable to the Parent and no later than ten (10) Business Days following the Signing Date (the “IP Cooperation Agreement”).

(e) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(f)   The Parent Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (c) of this Section 10.2.

(g) The Parent Parties shall have received (i) a copy of the Organizational Documents of the Company as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company Shareholders authorizing this Agreement and the transactions contemplated hereby, and (iii) a recent certificate of good standing of the Company as of a date no later than ten (10) days prior to the Closing Date regarding the Company from the Cayman Registrar.

(h) The Parent Parties shall have received copies of all Governmental Approvals, if any, in form and substance reasonably satisfactory to the Parent Parties, and no such Governmental Approval shall have been revoked.

(i)   The Parent Parties shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.

(j)   The Parent Parties shall have received a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent or the Company.

10.3  Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Parent Parties shall have duly performed all of their covenants and obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Parent Parties contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect; it being understood and agreed that the Parent Parties’ Fundamental Representations shall not be subject to any Material Adverse Effect qualifier, and for purposes of this clause (b) all such Fundamental Representations shall be true and correct except for de minimis inaccuracies.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Parent Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Parent Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) The Company shall have received a recent certificate of good standing as of a date no later than ten (10) days prior to the Closing Date regarding the Parent from the Cayman Registrar.

(f)   Each of the Parent Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

(g) From the date hereof until the Closing, the Parent Parties shall have been in material compliance with the reporting requirement under the Securities Act and the Exchange Act, as applicable to the Parent Parties.

(h) As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

Annex A-1-34

Article XI
TERMINATION

11.1  Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Reincorporation Merger Effective Time (or in the case of a termination pursuant to Section 11.1(f) below, following the Reincorporation Merger Effective Time):

(a) by mutual written consent of the Company and Parent;

(b) by written notice from either the Company or Parent to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Reincorporation Merger or Acquisition Merger illegal or which otherwise prevents or prohibits consummation of the Reincorporation Merger or Acquisition Merger, other than any such restraint that is immaterial;

(c) by written notice to Parent from the Company if the Required Parent Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Special Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice to the Company from Parent if there is any breach of any representation, warranty, covenant or agreement on the part of the Company (the “Terminating Company Breach”) set forth in this Agreement, except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that the Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1 (d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by written notice to the Company from Parent if the Requisite Company Vote shall not have been obtained by reason of the failure to obtain the required vote at the Company special meeting duly convened therefor or at any adjournment or postponement thereof;

(f) by written notice to Parent from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of any Parent Party set forth in this Agreement, such that the conditions specified in Section 10.3 would not be satisfied at the Acquisition Merger Closing (a “Terminating Parent Breach”), except that, if any such Terminating Parent Breach is curable by Parent through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Parent of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(f) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(g) by written notice to the Company from Parent if the IP Cooperation Agreement shall not have been entered into and executed by the Company and the other parties signatory thereto within (10) Business Days after the Signing Date.

11.2  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, Parent, Purchaser or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 11.2 and Article XII and the Confidentiality Clause shall survive any termination of this Agreement.

Annex A-1-35

Article XII
MISCELLANEOUS

12.1  Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company, to:

Singauto Inc.

16 Collyer Quay

Collyer Quay Centre #06-02

Singapore 049318

Attention: Jimmy Tan

Email: jimmy.tan@singautotech.com

with a copy to (which shall not constitute notice):

Robinson + Cole LLP

666 Third Avenue, 20th Floor

New York, NY 10017

Attention: Arila E. Zhou, Esq.

Email: azhou@rc.com

if to any Parent Party:

Blueport Acquisition Ltd

Unit 9-3, Oval Tower @ Damansara,

No. 685, Jalan Damansara,

60000 Taman Tun Dr. Ismail,

Kuala Lumpur, Malaysia

Attn: William Rosenstadt
Email: wsr@orllp.legal

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Giovanni Caruso, Esq.
Email: gcaruso@loeb.com

12.2  Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Parent Parties and the Company, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

Annex A-1-36

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any Party seek, nor shall any Party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

12.3  Non-survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Schedule 12.3 or (y) in the case of claims against a Person in respect of such Person’s fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing, and except as otherwise expressly set forth herein.

12.4  Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

12.5  Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other Party hereto. If a Party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

12.6  Expenses. Except as otherwise expressly set forth herein, each Party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants.

12.7  No Assignment or Delegation. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other Party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

12.8  Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, provided that the corporate status, capacity, authorization, execution of statutory merger filings, and the legal effect of the Reincorporation Merger and the Acquisition Merger on each Cayman Islands constituent company shall, to the extent mandatorily applicable, be governed by the Cayman Companies Act and other applicable Laws of the Cayman Islands.

12.9  Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.9.

Annex A-1-37

12.10 Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Additional Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 13.10 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 13.1 shall be effective service of process for any such Action.

12.11 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each Party of an executed counterpart or the earlier delivery to each Party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

12.12 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No Party has relied on any representation from, or warranty or agreement of, any Person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

12.13 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

12.14 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “Party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by Parent.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the Company Disclosure Schedules.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f)   Captions are not a part of this Agreement, but are included for convenience, only.

12.15 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

12.16 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

12.17 Trust Account Waiver. Reference is made to the Prospectus. The Company has read the Prospectus and understand that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-1-38

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

BLUEPORT ACQUISITION LTD

By:	/s/ William Rosenstadt
	Name:	William Rosenstadt
	Title:	Chief Executive Officer

Purchaser:

NEOCRYO INC

By:	/s/ Roy Jiang
	Name:	Roy Jiang
	Title:	Authorised Person

Merger Sub:

NEOCRYO MERGER SUB LTD

By:	/s/ Roy Jiang
	Name:	Roy Jiang
	Title:	Authorised Person

Annex A-1-39

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

SINGAUTO Inc.

By:	/s/ Yuqiang Liu
	Name:	Yuqiang Liu
	Title:	Director

Annex A-1-40

Annex A-2

Dated ____________________
NeoCryo Inc and Blueport Acquisition Ltd

PLAN OF MERGER

This plan of merger (the Plan of Merger) is made on ________________.

BETWEEN

(1)	NeoCryo Inc, an exempted company incorporated under the laws of the Cayman Islands with company number [●] with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Surviving Company); and

(2)	Blueport Acquisition Ltd, an exempted company incorporated under the laws of the Cayman Islands with company number [●] with its registered office situated at the offices of [●] (the Merging Company, and together with the Surviving Company, the Constituent Companies).

WHEREAS:

(A)	The Surviving Company, NeoCryo Merger Sub Ltd, SINGAUTO Inc. and the Merging Company have entered into an agreement and plan of merger dated 1 May 2026 (and may be further amended or supplemented from time to time, the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company (the Merger) in accordance with the terms and conditions set forth therein. A copy of the Merger Agreement is attached as Appendix 1 to this Plan of Merger.

(B)	This Plan of Merger is made pursuant to provisions of Part 16 of the Companies Act (Revised) of the Cayman Islands (the Companies Act).

(C)	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED:

1	Constituent Companies

1.1	The Constituent Companies to this Plan of Merger are the Surviving Company and the Merging Company.

2	Name of Surviving Company

2.1	The Surviving Company shall be the surviving company and the name of the surviving company shall remain as "NeoCryo Inc".

3	Registered Office

3.1	The registered office of the Surviving Company is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

3.2	The registered office of the Merging Company is at the offices of [●].

4	Authorised and Issued Share Capital

4.1	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Surviving Company is [●], of which [●] shares are in issue and outstanding.

Annex A-2-1

4.2	Immediately prior to the Effective Time, the authorised share capital of Merging Company is [●], of which [●] shares are in issue and outstanding.

4.3	At the Effective Time, the authorised share capital of the Surviving Company will be USD50,000 divided into 500,000,000 Ordinary Shares of par value USD0.0001 each.

5	Effective Time

5.1	In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the Effective Time).

6	Terms of Merger

6.1	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger,

(a)	each issued and outstanding ordinary share of the Merging Company (other than the Parent Excluded Shares, Redeeming Parent Shares and the Parent Dissenting Shares) shall be converted automatically into one ordinary share of the Surviving Company;

(b)	if there are any ordinary shares of the Merging Company that are owned by the Merging Company as treasury shares or any ordinary shares of the Merging Company owned by any direct or indirect wholly owned subsidiary of the Merging Company immediately prior to the Effective Time (the Parent Excluded Shares), such shares shall be canceled and extinguished without any conversion thereof or payment therefor;

(c)	each Redeeming Parent Share (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the Parent Shareholder Redemption Amount (as defined in the Merger Agreement) in accordance with memorandum and articles of association of the Parent; and

(d)	each Parent Dissenting Shareholder (as defined in the Merger Agreement) shall be entitled to receive only the payment resulting from the procedure in section 238 of the Companies Act with respect to the Parent Dissenting Shares (as defined in the Merger Agreement) owned by such Parent Dissenting Shareholder.

7	Rights and Restrictions of Shares

7.1	At the Effective Time, the shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

Annex A-2-2

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to the shares,

in each case, as set out in the Memorandum and Articles of the Surviving Company (as defined below).

8	Memorandum and Articles

8.1	At the Effective Time, the memorandum and articles of association of the Surviving Company, as in effect immediately prior to the Effective Time, shall be amended and restated by their deletion in their entirety and substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company in the form attached as Appendix 2 to this Plan of Merger (the Memorandum and Articles of the Surviving Company).

9	Property

9.1	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interest and all contracts, obligations, claims, debts and liabilities of each Constituent Companies, all as more particularly described in the Merger Agreement.

10	Director of Surviving Company

10.1	The names and addresses of the directors of the Surviving Company are:

(a)	[●] of [●];

(b)	[●] of [●];

(c)	[●] of [●];

(d)	[●] of [●]; and

(e)	[●] of [●].

11	Director Benefits

11.1	No amounts or benefits have been paid, or shall be payable to any director of the Constituent Companies in connection with the Merger, other than by reason of their ownership of the shares or other equity securities in the Constituent Companies in issue and outstanding immediately prior to the Effective Time.

12	Secured Creditors

12.1	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

Annex A-2-3

12.2	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	Approval and Authorisation

13.1	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

13.2	This Plan of Merger has been approved by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Act.

14	Variation

14.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

15	Right of Termination

15.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company pursuant to the terms and conditions of the Merger Agreement.

16	Governing Law

16.1	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

17	Counterparts

17.1	This Plan of Merger may be executed in counterparts by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature page to follow]

Annex A-2-4

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Signed for and on behalf of:
NeoCryo Inc

By:
	Title:	Director

Signed for and on behalf of:
Blueport Acquisition Ltd

By:
	Title:	Director

[Signature page to Plan of Merger]

Annex B

Companies Act (Revised) Company Limited by Shares

AMENDED AND RESTATED Memorandum of association of NeoCryo INC.
(Adopted by special resolution passed on [●] and with effect from [●])

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

NeoCryo Inc.

(Adopted by special resolution passed on [●] and with effect from [●])

1	The name of the Company is “NeoCryo Inc.”.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD50,000 divided into 500,000,000 Ordinary Shares of par value USD0.0001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised) Company Limited By Shares

AMENDED AND RESTATED articles of association of NeoCryo INC.
(Adopted by special resolution passed on [●] and with effect from [●])

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		3
Exclusion of Table A Articles		4

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Power to issue fractions of a Share		5
Power to pay commissions and brokerage fees		5
Trusts not recognised		5
Security interests		6
Power to vary class rights		6
Effect of new Share issue on existing class rights		6
No bearer Shares or warrants		6
Treasury Shares		6
Rights attaching to Treasury Shares and related matters		7
Register of Members		7
Annual Return		7

3	Share certificates	7
Issue of share certificates		7
Renewal of lost or damaged share certificates		8

4	Lien on Shares	8
Nature and scope of lien		8
Company may sell Shares to satisfy lien		9
Authority to execute instrument of transfer		9
Consequences of sale of Shares to satisfy lien		9
Application of proceeds of sale		9

5	Calls on Shares and forfeiture	10
Power to make calls and effect of calls		10
Time when call made		10
Liability of joint holders		10
Interest on unpaid calls		10
Deemed calls		11
Power to accept early payment		11
Power to make different arrangements at time of issue of Shares		11
Notice of default		11
Forfeiture or surrender of Shares		11
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		11
Effect of forfeiture or surrender on former Member		12
Evidence of forfeiture or surrender		12
Sale of forfeited or surrendered Shares		12

6	Transfer of Shares	12
Form of Transfer		12
Power to refuse registration for Shares not listed on a Designated Stock Exchange		13
Suspension of transfers		13
Company may retain instrument of transfer		13
Notice of refusal to register		13

Annex B-i

7	Transmission of Shares	14
Persons entitled on death of a Member		14
Registration of transfer of a Share following death or bankruptcy		14
Indemnity		14
Rights of person entitled to a Share following death or bankruptcy		14

8	Alteration of capital	15
Increasing, consolidating, converting, dividing and cancelling share capital		15
Dealing with fractions resulting from consolidation of Shares		15
Reducing share capital		16

9	Redemption and purchase of own Shares	16
Power to issue redeemable Shares and to purchase own Shares		16
Power to pay for redemption or purchase in cash or in specie		16
Effect of redemption or purchase of a Share		16

10	Meetings of Members	17
Annual and extraordinary general meetings		17
Power to call meetings		17
Content of notice		18
Period of notice		18
Persons entitled to receive notice		18
Accidental omission to give notice or non-receipt of notice		19

11	Proceedings at meetings of Members	19
Quorum		19
Lack of quorum		19
Chairman		19
Right of a Director to attend and speak		20
Accommodation of Members at Virtual Meeting		20
Security		20
Adjournment, postponement and cancellation		20
Method of voting		21
Taking of a poll		21
Chairman’s casting vote		21
Written resolutions		21
Sole-Member Company		22

12	Voting rights of Members	22
Right to vote		22
Rights of joint holders		23
Representation of corporate Members		23
Member with mental disorder		23
Objections to admissibility of votes		24
Form of proxy		24
How and when proxy is to be delivered		24
Voting by proxy		25

13	Number of Directors	26

14	Appointment, disqualification and removal of Directors	26
First Directors		26
No age limit		26
Corporate Directors		26
No shareholding qualification		26
Appointment of Directors		26
Board’s power to appoint Directors		26
Term of office		26
Removal of Directors		27
Resignation of Directors		27
Termination of the office of Director		27

Annex B-ii

15	Alternate Directors	28
Appointment and removal		28
Notices		28
Rights of alternate Director		28
Appointment ceases when the appointor ceases to be a Director		28
Status of alternate Director		29
Status of the Director making the appointment		29

16	Powers of Directors	29
Powers of Directors		29
Directors below the minimum number		29
Appointments to office		29
Provisions for employees		30
Exercise of voting rights		30
Remuneration		30
Disclosure of information		31

17	Delegation of powers	31
Power to delegate any of the Directors’ powers to a committee		31
Local boards		32
Power to appoint an agent of the Company		32
Power to appoint an attorney or authorised signatory of the Company		32
Borrowing Powers		33
Corporate Governance		33

18	Meetings of Directors	33
Regulation of Directors’ meetings		33
Calling meetings		33
Notice of meetings		33
Use of technology		33
Quorum		33
Chairman or deputy to preside		33
Voting		34
Recording of dissent		34
Written resolutions		34
Validity of acts of Directors in spite of formal defect		34

19	Permissible Directors’ interests and disclosure	34

20	Minutes	35

21	Accounts and audit	35
Auditors		35

22	Record dates	36

23	Dividends	36
Source of dividends		36
Declaration of dividends by Members		36
Payment of interim dividends and declaration of final dividends by Directors		36
Apportionment of dividends		37
Right of set off		37
Power to pay other than in cash		37
How payments may be made		38
Dividends or other monies not to bear interest in absence of special rights		38
Dividends unable to be paid or unclaimed		38

Annex B-iii

24	Capitalisation of profits	38
Capitalisation of profits or of any share premium account or capital redemption reserve;		38
Applying an amount for the benefit of Members		39

25	Share Premium Account	39
Directors to maintain share premium account		39
Debits to share premium account		39

26	Seal	40
Company seal		40
Duplicate seal		40
When and how seal is to be used		40
If no seal is adopted or used		40
Power to allow non-manual signatures and facsimile printing of seal		40
Validity of execution		40

27	Indemnity	40
Release		41
Insurance		41

28	Notices	42
Form of notices		42
Electronic communications		42
Persons entitled to notices		43
Persons authorised to give notices		43
Delivery of written notices		43
Joint holders		43
Signatures		43
Giving notice to a deceased or bankrupt Member		44
Date of giving notices		44
Saving provision		44

29	Authentication of Electronic Records	44
Application of Articles		44
Authentication of documents sent by Members by Electronic means		44
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		45
Manner of signing		45
Saving provision		45

30	Transfer by way of continuation	46

31	Winding up	46
Distribution of assets in specie		46
No obligation to accept liability		46

32	Amendment of Memorandum and Articles	47
Power to change name or amend Memorandum		47
Power to amend these Articles		47

Annex B-iv

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Articles of Association

of

NeoCryo Inc.

(Adopted by special resolution passed on [●] and with effect from [●])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)	the calendar day when the notice is given or deemed to be given; and

(b)	the calendar day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Default Rate means ten per cent per annum;

Annex B-1

Designated Stock Exchanges means the [Nasdaq Capital Market] in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression includes a written resolution signed by the requisite majority in accordance with Article 11.14;

Annex B-2

Ordinary Share means an ordinary share in the capital of the Company, having the rights set out in these Articles;

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means a share in the share capital of the Company and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a duly constituted general meeting of the Company or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.16;

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; and

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Annex B-3

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

Annex B-4

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Power to issue fractions of a Share

2.4	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.5	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.6	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7	Except as required by Act:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Annex B-5

Security interests

2.8	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Power to vary class rights

2.9	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.10	For the purpose of Article 2.11(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.11	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.12	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.13	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.14	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Annex B-6

Rights attaching to Treasury Shares and related matters

2.15	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.16	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.17	Nothing in Article 2.16 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.18	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.19	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.20	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.21	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

Annex B-7

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Annex B-8

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen (14) Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

Annex B-9

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

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Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee. The Directors may accept the surrender for no consideration of any Share in accordance with the Act.

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Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of Transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the Directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

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(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares of any class in question are not listed on or subject to the rules of any Designated Stock Exchange, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 Clear Days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 Clear Days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

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7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

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8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares and, where there is more than one class of Shares in the share capital of the Company, the Company may by Ordinary Resolution approve the consolidation and division of one class of Shares only, without consolidating or dividing any other class of Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

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Reducing share capital

8.4	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

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(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The Directors may call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	The requisition must be in writing and given by one or more Members who together hold at least ten per cent of the rights to vote at such general meeting.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five (5) per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.10	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

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Content of notice

10.11	Notice of a general meeting shall specify each of the following:

(a)	place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in any part at a physical place, the address of such place;

(d)	if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)	subject to paragraph (f) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(f)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.13	At least [five (5)] Clear Days’ notice must be given to Members for any general meeting.

10.14	Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least [ninety] per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)	the Directors; and

(d)	the Auditors (if appointed).

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10.16	The Board may determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the votes attached to the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

Chairman

11.3	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the Board or such other Director as the Directors may determine. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

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11.4	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at Virtual Meeting

11.6	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(a)	to participate in the business for which the meeting has been convened; and

(b)	to hear all that happens at the meeting.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment, postponement and cancellation

11.8	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10; or

(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven (7) Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven (7) Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

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Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	In the case of an equality of votes, the Chairman of the meeting shall [not] be entitled to a second or casting vote.

Written resolutions

11.13	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote:

(i) sign a document; or

(ii) sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.14	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of [five (5) Clear Days] beginning with the date that the notice is first given;

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(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of [five (5) Clear Days] beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of [14] days beginning with the date that notice of it is first given.

11.15	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.16	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-Member Company

11.18	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

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12.2	Members may vote in person or by proxy.

12.3	On a poll, a Member shall have one vote for each Share he holds, unless any Share carries special voting rights. A fraction of a Share shall entitle its holder to an equivalent fraction of one (1) vote (or a fraction of such number of votes which such Share carries pursuant to its special voting rights).

12.4	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.5	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.6	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.7	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.8	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.9	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.10	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.11	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.12	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.13	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

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Objections to admissibility of votes

12.14	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.15	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.16	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.17	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.18	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.16.

12.19	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.18 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.20	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

Annex B-24

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.20(a) and Article 12.20(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.21	If the form of appointment of proxy is not delivered on time, it is invalid.

12.22	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.23	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

Voting by proxy

12.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.25	The instrument appointing a proxy to vote at a meeting shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

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13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	The remaining Director(s) may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

Term of office

14.10	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board.

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Removal of Directors

14.11	A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the prior consent from the chairman of the Board (or, if no chairman is appointed, the chairman of such meetings of Directors), he is absent from three consecutive meetings of Directors without any reasonable explanation.

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15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

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Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4	The Directors may appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

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16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

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Disclosure of information

16.17	Subject to compliance with applicable laws, including the applicable federal securities laws of the United States, the Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as any class of the Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5	For so long as any class of the Shares are listed on a Designated Stock Exchange, the Board shall, if required by the Designated Stock Exchange Rules, establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee (if so established) shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law, subject to any exemptions permitted under the Designated Stock Exchange Rules and other applicable laws.

Annex B-31

Local boards

17.6	The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Annex B-32

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be a majority of the Directors unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

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Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19	Permissible Directors’ interests and disclosure

19.1	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on [31 December] in each year and begin on [1 January] in each year.

Auditors

21.4	The Directors may appoint or remove an Auditor of the Company who shall hold office on such terms as the Directors determine, provided that for so long as Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

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21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

23.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

23.4	The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

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(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.7	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.8	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9	If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

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How payments may be made

23.10	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11	For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.12	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.14	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.15	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.16	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

Annex B-38

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2	The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways::

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4	Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

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26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine.

Duplicate seal

26.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

Annex B-40

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

27.2	To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3	To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, fraud, willful default or willful neglect.

Insurance

27.4	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty, fraud, willful default or willful neglect:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

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28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules (to the extent applicable), any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve or otherwise accept the notice; or

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has provided the giver of the notice with an Electronic address to which notice may be sent.

28.4	Subject to the Act, the Designated Stock Exchange Rules (to the extent applicable) and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

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(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5	For so long as any class of the Shares are listed on a Designated Stock Exchange, any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

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28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

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(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 29.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

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(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3	The Directors are authorised to present a winding up petition

31.4	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

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32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

Annex B-47

Annex C

May 1, 2026

PRIVATE & CONFIDENTIAL

Board of Directors of

Blueport Acquisition Ltd (Nasdaq: BPAC)

366 Madison Ave 3rd Floor

New York, NY 10017

Board of Directors of Blueport Acquisition Ltd:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares of Blueport Acquisition Ltd, a publicly-traded Cayman Islands exempted company (“BPAC”), of the Merger Consideration (as defined below) to be received by such holders in the proposed business combination transaction (the “Business Combination”, or “Transaction”) by and among (i) BPAC, (ii) BPAC Merger Sub 1, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (“Purchaser”), (iii) BPAC Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of BPAC (“Merger Sub”), and (iv) SINGAUTO INC., a Cayman Islands exempted company (“Company”).

Pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), by and among BPAC, Purchaser, Merger Sub, and Company (each a “Party” and collectively the “Parties”), we understand that the Parties intend to effect the Business Combination whereby the following transactions will occur:

■	BPAC will merge with and into Purchaser, with Purchaser continuing as the surviving entity, as a result of which each issued and outstanding BPAC ordinary share (other than excluded, redeemed or dissenting shares) shall be cancelled and automatically converted into one (1) ordinary share of Purchaser;

■	Merger Sub will merge with and into Company, with Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Purchaser, as a result of which each issued and outstanding Company ordinary share shall be cancelled and automatically converted into the right to receive, in the aggregate, 120,000,000 Purchaser ordinary shares valued at $10.00 per share, with an aggregate value equal to One Point Two Billion USD ($1,200,000,000) (the “Merger Consideration”);

BPAC has retained Revere Securities LLC (“Revere”) to render an Opinion (the “Opinion”) to the Board of Directors as to whether, on the date of such Opinion, (i) the Merger Consideration is fair, from a financial point of view, to BPAC and BPAC’s unaffiliated public shareholders and (ii) SingAuto, together with its affiliated entities, has an aggregate fair market value equal to at least 80% of the net assets held by BPAC in its trust account (the “Trust Account”) for the benefit of BPAC’s public stockholders (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account), as of the date of the Business Combination Agreement.

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of BPAC to proceed with the Transaction. In addition, we have not been requested to explore any alternatives to the Transaction. Furthermore, our Opinion does not address the relative merits of the Transaction as compared to any alternative business strategy that might exist for BPAC or the effect of any other transaction in which BPAC might engage. Revere has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Transaction.

Revere, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, related-party transactions, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Revere Securities LLC | Established 1983| SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350 | www.reveresecurities.com

Annex C-1

Revere will receive a fee for its services as well as reimbursement of our expenses for such services. In addition, BPAC has agreed to indemnify us for certain liabilities arising out of our engagement, including the rendering of this Opinion.

In connection with the review and analyses performed to render our Opinion, we have, among other things, undertaken the following:

(i)	considered our assessment of general economic, market and financial conditions, as well as our experience in connection with similar transactions, and business and securities valuations generally;

(ii)	reviewed a draft of the Business Combination Agreement, dated April 14, 2026 and associated Transaction documents relevant to the Opinion, and assumed that the final form of the Business Combination Agreement will not differ from such draft in any material respect;

(iii)	conducted discussions with the Company’s management to better understand Company’s recent business history and business plans;

(iv)	reviewed publicly available financial information of BPAC filed with the U.S. Securities & Exchange Commission, including its Form 10-Qs, Form 10-Ks and certain reports on material events filed on Form 8-Ks between the date of its IPO and as of the date hereof;

(v)	reviewed certain publicly and non-publicly available business and financial information concerning the Company and the industries in which they operate;

(vi)	compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant, including certain publicly traded securities of such other companies;

(vii)	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (the “Forecasts”);

(viii)	performed a public company comparable analysis of similar companies to the Company to derive certain forward multiple; and

(ix)	performed such other analyses and examinations and considered such other information as we deemed appropriate.

In forming our Opinion, we have had full access to, and full cooperation from, the management teams of both BPAC and Company to ask questions and receive answers and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof. We have not made any determinations as to legal matters related to the Transaction, and have assumed that the Transaction will be consummated on the terms described in the Business Combination Agreement, without any waiver of any material terms or conditions.

In connection with our review and analyses, and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information (in accordance with reasonable industry practice). We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Company.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of Company that BPAC and Company provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting reasonable and good faith estimates and good faith judgments of the management teams of both BPAC and Company as to the future financial performance of the combined parties without and subsequent to a potential business combination. We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value.

Revere Securities LLC | Established 1983| SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350 | www.reveresecurities.com

Annex C-2

This Opinion is solely for the use of the Board of Directors of BPAC, and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Revere, except that this Opinion may be reproduced in full in, and references to this Opinion and to Revere and its relationship with BPAC may be included in, filings made by BPAC with the U.S. Securities and Exchange Commission and in any registration statement, prospectus, proxy statement or similar disclosure document delivered to shareholders of BPAC.

We understand that we are not obligated to review, update or revise this Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, (i) the Merger Consideration is fair, from a financial point of view, to BPAC and BPAC’s unaffiliated public shareholders and (ii) the Company has an aggregate fair market value equal to at least 80 percent of net assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

The issuance of this opinion has been approved by a fairness opinion committee of Revere. This letter is provided to the Special Committee of BPAC in connection with and for the purposes of its evaluation of the consideration to be paid in relation to the Transaction. This opinion does not constitute a recommendation to any shareholder of BPAC as to how such shareholder should vote with respect to the Transaction or any other matter.

Very truly yours,

/s/ Dajiang Guo

Dajiang Guo, CFA

Chief Executive Officer

Head of Investment Banking

REVERE SECURITIES LLC

Revere Securities LLC | Established 1983| SEC Registered Broker-Dealer, Member FINRA, SIPC, MSRB

560 Lexington Avenue, 16th Floor,- New York, NY 10022 | Telephone: +1 (212) 688-2350 | www.reveresecurities.com

Annex C-3

Annex D

NeoCryo Inc.
(the “Company”)

[2026] EQUITY INCENTIVE PLAN

1.	Purpose of the Plan

The purpose of this NeoCryo Inc. [2026] Equity Incentive Plan (the “Plan”) is to provide incentives to attract and retain the best available personnel whose present and potential performance is considered essential to the commercial success of the Group through the grant of Awards covering Shares. Capitalized terms not defined in the text are defined in Section 2 hereof.

2.	Definitions.

For all purposes of this Plan, unless the context otherwise requires, the following expressions shall have the following meanings:

(i)	“Administrator” means the Board or any committee created and appointed by the Board to administer the Plan.

(ii)	“Applicable Law” means all applicable laws, rules, regulations and requirements, including but not limited to, all applicable Cayman Island laws, any applicable stock exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where Awards are granted under the Plan or Grantees reside or provide services, as such laws, rules and regulations shall be in effect from time to time.

(iii)	“Award” means any award granted pursuant to the terms and conditions of this Plan, including any Dividend Equivalent, Option, Restricted Share, Restricted Share Unit, Share Appreciation Right or other right or benefit.

(iv)	“Award Agreement” means any written agreement, contract, or other instrument evidencing the grant of an Award, including through any electronic medium.

(v)	“Board” means the board of directors of the Company.

(vi)	“Business” means any Person, which carries on activities for profit, and shall be deemed to include any affiliate of such Person.

(vii)	“Cause” means, with respect to the termination by any Group Member of the Grantee’s services, that such termination is for “Cause” as is provided in a then effective written agreement between the Grantee and the Group Member, or in the absence of the same, is based on, in the determination of the Administrator, the Grantee’s:

a.	violation of corporate policies or guidelines of the Group;

b.	conduct that is materially negative to the name, reputation or interests of the Group;

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c.	gross negligence or willful misconduct in the performance of customary duties as an Employee, Director or Consultant;

d.	material breach of any then-effective agreement between the Grantee and the relevant Group Member, which shall include, without limitation, any applicable intellectual property and/or invention assignment, employment, non-competition, non-solicitation, confidentiality or other similar agreement; or

e.	commission of fraud, dishonesty, ethical breach or other similar acts, or commission of a criminal offense.

(viii)	“Code” means the United States Internal Revenue Code of 1986, and the regulations promulgated thereunder, as amended from time to time.

(ix)	“Company” means NeoCryo Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands.

(x)	“Competitor” means any Business that is engaged in or is about to become engaged in any activity of any nature that competes with a product, process, technique, procedure, device or service of any Group Member. The Administrator shall determine in its sole discretion a list of Competitors applicable to this Plan and the Award Agreements from time to time.

(xi)	“Consultant” means any natural person, including an advisor but not an Employee, who is engaged by a Group Member to render consulting or advisory services and is compensated for such services.

(xii)	“Deemed Liquidation Event” shall have the meaning as provided in a then-effective written shareholders’ agreement or similar document executed among the shareholders of the Company, or in the absence of the same, means any of the following transactions:

a.	any consolidation, amalgamation, scheme of arrangement or merger in which the Company is a constituent entity or is a party in which the voting shares and other voting securities of the Company that are outstanding immediately prior to the consummation of such consolidation or merger represent, or are converted into, securities of the surviving entity of such consolidation or merger that, immediately after the consummation of such consolidation or merger, together possess less than fifty percent (50%) of the total voting power of all voting securities of such surviving entity that are outstanding immediately after the consummation of such consolidation or merger;

b.	a sale or other transfer by the holders thereof of outstanding voting shares and/or other voting securities of the Company possessing more than fifty percent (50%) of the total voting power of all outstanding voting securities of the Company, whether in one transaction or in a series of related transactions, and pursuant to which such outstanding voting securities are sold or transferred to a single person or entity, to one or more persons or entities who are Affiliates of each other, or to one or more persons or entities acting in concert, provided that the foregoing shall not include a bona fide equity financing of any Group Member;

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c.	a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group Members taken as a whole (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Group Members taken as a whole); or

d.	the exclusive licensing of all or substantially all of the Group’s intellectual property indispensable for the business of the Group to a third party.

(xiii)	“Director” means a member of the Board.

(xiv)	“Disability” means a disability, whether temporary or permanent, partial or total, as determined by the Administrator.

(xv)	“Dividend Equivalent” means a right to receive the equivalent value (in cash or other property or a reduction in exercise price or base price of the relevant outstanding Award) of dividends paid on Shares.

(xvi)	“Employee” means a Person that has established an employment relationship with any Group Member, with the status of employment determined pursuant to such factors as are deemed appropriate by the Administrator in its sole discretion, subject to any compulsory requirement of the Applicable Law. For the avoidance of doubt, an Executive Officer of any Group Member is an Employee of the Group. The payment of a Director’s fees shall not be sufficient to constitute an employment relationship between such Director and the relevant Group Member.

(xvii)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, and the regulations promulgated thereunder, as amended from time to time.

(xviii)	“Executive Officer” means the Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Assistant Secretaries, Treasurer, Assistant Treasurers, Controller, Assistant Controllers, or such other officers of the Company, established and appointed by the Board or as provided in the Memorandum and Articles of Associations, as amended, of the Company; the equivalent of such officers of any Group Member; and any other officers who perform a policy making function in any Group Member or lead a principal business unit, division or function of any Group Member, as determined by the Administrator.

(xix)	“Exercise Price” means the price per Share at which a holder of an Option may purchase Shares issuable upon exercise of the Option.

(xx)	“Fair Market Value” means, as of any given date, the value of Shares determined as follows:

a.	If the Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any Applicable law, or, if the date of determination is not a trading date, the closing price as quoted on the principal exchange or system on which the Shares are listed or traded on the trading date immediately preceding the date of determination;

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b.	If depository receipts representing the Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems, the Fair Market Value shall be the closing sales price for such depository receipts (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable, multiplied by the number of Shares that are represented by such depository receipts, or, if the date of determination is not a trading date, the closing price as quoted on the principal exchange or system on which the Shares are listed or traded on the trading date immediately preceding the date of determination;

c.	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low ask prices for the Shares on the date of determination; or

d.	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(xxi)	“Grantee” means the person who receives the Award under the Plan.

(xxii)	“Group” means the Company, any Subsidiary and any Related Entity, and “Group Member” means any one member of the Group.

(xxiii)	“Incentive Stock Option” or “ISO” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(xxiv)	“Non-statutory Share Options” or “NQSO” means an Option not intended to qualify as an Incentive Stock Option.

(xxv)	“Non-solicitation Obligations” shall have the meaning as provided either in the Award Agreement or a written agreement between the Grantee and the Group Member, or in the absence of the same, means at any time prior to the expiration of one year following the termination of a Grantee’s status as a Service Provider, the Grantee shall not (i) contact, or cause to be contacted, directly or indirectly, or engage in any form of oral, verbal, written, recorded, transcribed, or electronic communication with any customer of any Group Member to terminate or adversely affect any business relationship with the Group Member or conduct business that is in any respect competitive with the business conducted by any Group Member, (ii) directly or indirectly hire, solicit, or recruit, or attempt to hire, solicit, or recruit, any employee of any Group Member to leave their employment with such Group Member, nor contact any employee of a Group Member, or cause an employee of a Group Member to be contacted, for the purpose of leaving employment with such Group Member, and (iii) solicit, encourage, or induce, or cause to be solicited, encouraged or induced, directly or indirectly, any franchisee, joint venture, supplier, vendor or contractor who conducted business with a Group Member at any time to terminate or adversely modify any business relationship with the Group Member or not to proceed with, or enter into, any business relationship with the Group Member, nor otherwise interfere with any business relationship between a Group Member and any such franchisee, joint venture, supplier, vendor or contractor.

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(xxvi)	“Option” means an option to purchase Shares as granted pursuant to Section 7 of the Plan.

(xxvii)	“Person” means any natural person, firm, company, corporation, body corporate, partnership, association, government, state or agency of a state, local, municipal or provincial authority or government body, joint venture, trust, individual proprietorship, business trust or other enterprise, entity or organization (whether or not having separate legal personality).

(xxviii)	“Purchase Price” means the price at which a Grantee may purchase Restricted Shares pursuant to this Plan.

(xxix)	“Related Entity” means Person in or of which the Company or a Subsidiary holds a substantial economic interest, or possesses the power to direct or cause the direction of the management policies, directly or indirectly, through the ownership of voting securities, by contract, or other arrangements as trustee, executor or otherwise, but which, for purposes of the Plan, is not a Subsidiary and which the Administrator designates as a Related Entity.

(xxx)	“Restricted Share” means an offer by the Company to sell Shares that are subject to certain specified restrictions.

(xxxi)	“Restricted Share Unit” or “RSU” means an Award covering a number of Shares that may be settled in cash, or by issuance of those Shares at a date in the future.

(xxxii)	“Rule 701” means Rule 701 et seq. promulgated under the Securities Act.

(xxxiii)	“Section 409A” means section 409A promulgated under the Code.

(xxxiv)	“Securities Act” means the United States Securities Act of 1933 and the regulations thereunder, as amended from time to time.

(xxxv)	“Service Provider” means any Person who is an Employee, a Consultant or a Director; provided, however, that Awards shall not be granted to any Consultant or Director in any jurisdiction in which, pursuant to Applicable Law, grants to non-employees are not permitted.

(xxxvi)	“Share” means the ordinary shares with a par value of US $0.0001 per share issued by the Company, as adjusted pursuant to Section 3(a) hereof.

(xxxvii)	“Share Appreciation Right” or “SAR” means a right to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the Share Appreciation Right is exercised over the base price as set forth in the applicable Award Agreement.

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(xxxviii)	“Subsidiary” means any entity (other than the Company) in an unbroken chain of entities beginning with the Company where each of the entities other than the last entity in the unbroken chain owns shares or other equity securities representing fifty percent (50%) or more of the total combined voting power of all classes of shares or other equity securities in one of the other entities in such chain.

(xxxix)	“Tax” means any income, employment, social welfare or other tax withholding obligations (including a Grantee’s tax obligations) or any levies, stamp duties, charges or taxes required or permitted to be withheld or otherwise payable under Applicable Laws with respect to any taxable event concerning a Grantee arising as a result of this Plan.

(xl)	“U.S. Person” means a “United States Person” within the meaning of Section 7701(a)(30) of the Code (i.e., a citizen or resident of the United States, including a lawful permanent resident, even if such individual resides outside of the United States).

3.	Shares Subject to the Plan

(a)	Maximum Shares Offered. Subject to Sections 3(b) and 3(c), and Article 13 hereof, the maximum aggregate number of Shares which may be subject to Awards under the Plan initially shall be an aggregate number equal to [●][1].

(b)	Shares Available. Shares subject to Awards that are terminated, expired, cancelled, forfeited, settled in cash or other property in lieu of Shares shall again be available for grant and issuance in connection with other Awards pursuant to this Plan (unless this Plan has been terminated). Shares that used to pay withholding obligations or pay the exercise price of an Option shall not again be available for grant and issuance in connection with other Awards pursuant to this Plan. In the event that Shares previously issued under the Plan are reacquired by the Company pursuant to a right of first refusal or repurchase by the Company, such Shares shall be added to the number of Shares then available for issuance under the Plan. At all times the Company shall reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all Awards granted and outstanding under the Plan.

(c)	Adjustment of Shares. In the event that the number of outstanding Shares of the Company is changed by a share dividend, recapitalization, share split, reverse share split, subdivision, combination, reclassification or other change in the capital structure of the Company affecting Shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan: (a) the number of Shares reserved for issuance under this Plan, (b) the applicable price per Share and number of Shares subject to outstanding Awards will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with Applicable Law; provided, however, that fractions of a Share will not be issued but will either be paid in cash at the Fair Market Value of such fraction of a Share or will be rounded down to the nearest whole Share, as determined by the Administrator.

[1]	Number shall be 10% of the number of issued and outstanding ordinary shares of the Company as of the Closing.

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4.	Administration of the Plan

(a)	Duties and Powers of Administrator. Subject to the terms and conditions of the Plan, the Administrator shall have the power and authority, in its discretion:

(i)	to select the Service Providers to whom Awards may from time to time be granted hereunder;

(ii)	to determine the type or types of Awards to be granted to each Service Provider;

(iii)	to determine the number of Shares to be covered by each such Award granted hereunder;

(iv)	to prescribe the forms of Award Agreement for use under the Plan and determine the specific terms and conditions of any Award Agreement, which need not be identical for each Grantee;

(v)	to determine the terms of vesting, exercisability and payment of Awards to be granted under this Plan;

(vi)	to grant waiver of any conditions of this Plan or any Award, or to impose any restriction or limitation regarding any Awards or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii)	to determine all matters relating to whether a Grantee’s status as a Service Provider has been terminated, including without limitation if such termination was for Cause and, if so, to determine the effective date of such termination (which the Administrator may determine to be the date of notice of resignation or the date of an act or omission by such Grantee constituting Cause), and whether particular leaves of absence constitute a termination of the Service Provider;

(viii)	to take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with Applicable Law or any necessary local governmental regulatory requirements or approvals of any securities exchange or automated quotation system;

(ix)	to determine Fair Market Value in good faith;

(x)	to construe and interpret the terms of the Plan, the Award Agreement and awards granted pursuant to the Plan; and

(xi)	to make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

provided, however, ISOs may be granted only to Employees (including Directors who are also Employees) of a Group Member. NQSOs and all other types of Awards may be granted to Employees, Directors and Consultants of a Group Member. An Option that is intended to be an Incentive Stock Option shall be so designated in the Award Agreement.

(b)	Effect of Administrator’s Decision. The Administrator’s interpretation of the terms of the Plan, any Awards granted pursuant to the Plan and any Award Agreement, and all decisions, determinations and interpretations of the Administrator relating thereto shall be final, binding and conclusive for all purposes and upon all Grantees.

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5.	Terms and Conditions of Award Agreements

(a)	Term. The term of each Award shall be stated in the Award Agreement. Except as limited by the requirements of Section 409A of the Code and the regulations and rulings promulgated thereunder, the Administrator may extend the term of any outstanding Award, and may extend the time period during which vested Awards may be exercised, in connection with any termination of a Grantee’s status as a Service Provider, and may amend any other term or condition of an Award relating to such termination.

(b)	Timing of Granting of Awards. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination to grant such Award or such other future date as is determined by the Administrator.

(c)	Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the sole discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards (or any other award granted pursuant to another compensation plan).

(d)	Vesting. The time period and conditions upon which an Award, in whole or in part, vests in the Grantee shall be set by the Administrator, and the Administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. Such vesting may be based on service with a Group Member or any other criteria selected by the Administrator. At any time after grant of an Award, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the vesting of such Award. No portion of an Award which is unexercisable at the termination of Grantee’s status of as a Service Provider shall thereafter become exercisable, except as may be otherwise provided in the Award Agreement or by decision of the Administrator following the grant of the Award.

6.	Termination of the Awards.

(a)	Termination for reasons other than death or Disability or for Cause. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, (A) all granted but unvested Awards shall cease to vest on the date of termination and the corresponding Shares shall revert to the Plan and again be available for grant of other Awards under the Plan; (B) vested but unexercised Awards may only be exercised within the exercise period(s) determined by the Administrator; and (C) as to exercised Awards (including Awards exercised under the aforementioned clause (B), the Company has the right to repurchase the corresponding Shares at the then Fair Market Value of such Shares, which shall be reverted to the Plan and again be available for Award grants pursuant to this Plan.

(b)	Termination due to death or Disability. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, if the Grantee’s status as a Service Provider is terminated due to the Grantee’s death (including declaration of death) or Disability, (A) all granted but unvested Awards shall cease to vest on the date of termination and the corresponding Shares shall revert to the Plan and again be available for grant of other Awards under the Plan; (B) vested but unexercised Awards may only be exercised within the exercise period(s) determined by the Administrator; and (C) as to exercised Awards (including the Awards exercised under the aforementioned clause (B)), the Company has the right to repurchase the corresponding Shares at the then Fair Market Value of such Shares, which shall again be available for Award grants pursuant to this Plan

(c)	Termination for Cause. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, if a Grantee’s status as a Service Provider is terminated for Cause, (A) all of such Grantee’s unexercised Awards, whether vested or unvested, shall be cancelled as of the date of such termination; (B) all Shares acquired pursuant to an Award by such Grantee shall be subject to repurchase by the Company at any time and from time to time at (i) the original Purchase Price or Exercise Price paid for the Shares; (ii) the par value of such Shares, if such Shares are issued under Restricted Share Units; or (iii) in the event the price was paid in services, then the Shares will be forfeited and cancelled without payment; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company. Any Shares covered by cancelled Awards, and any Shares repurchased or forfeited pursuant to this section, shall revert to the Plan and again be available for Award grants under this Plan.

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(d)	Termination for breach of Non-solicitation Obligations. Except as may be otherwise expressly provided in the Award Agreement, if a Grantee breaches the Non-solicitation Obligations, whether or not a Grantee’s status as a Service Provider has been terminated, (A) all of such Grantee’s unexercised Awards, whether vested or unvested, shall be forfeited and cancelled; (B) all Shares acquired pursuant to an Award by such Grantee shall be unconditionally returned to the Company and any amounts paid by the Grantee for exercise of such Award will be nonrefundable; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company.

(e)	Termination for breach of confidentiality obligations. Except as may be otherwise expressly provided in the Award Agreement, if a Grantee breaches the confidentiality obligations owed to any Group Member, including but not limited to the obligations regarding nondisclosure of the Group’s trade secrets and confidential information, whether or not a Grantee’s status as a Service Provider has been terminated, (A) all of such Grantee’s unexercised Awards, whether vested or unvested, shall be forfeited and cancelled; (B) all Shares acquired pursuant to an Award by such Grantee shall be unconditionally returned to the Company and any amounts paid by the Grantee for exercise of such Award will be nonrefundable; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company.

(f)	Termination for behavior that may adversely affect interest of Group Member. Except as may be otherwise expressly provided in the Award Agreement, if a Grantee’s behavior may adversely affect interest of any Group Member after termination of such Grantee’s status as a Service Provider, including but not limited to any defamation, tort or unfair competition against any Group Member, (A) all of such Grantee’s unexercised Awards, whether vested or unvested, shall be forfeited and cancelled; (B) all Shares acquired pursuant to an Award by such Grantee shall be unconditionally returned to the Company and any amounts paid by the Grantee for exercise of such Award will be nonrefundable; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company.

7.	Dividend Equivalents

Subject to the then-effective Articles of Association of the Company, the Administrator may grant Dividend Equivalents on any Award and to any Service Provider. Dividend Equivalents with respect to an Award may be granted by the Administrator based on dividends declared on the Shares underlying such Award. Such Dividend Equivalents may be settled in cash, other property or a reduction in exercise price or base price of the relevant Award by such formula and at such time and subject to such limitations as may be determined by the Administrator.

8.	Options

(a)	Form of Option Grant. Each Option granted under this Plan will be evidenced by an Award Agreement which will expressly identify if the Option qualifies as an Incentive Stock Option, and will be in such form and contain such provisions (which need not be identical among each Grantee) as the Administrator may from time to time approve.

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(b)	Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; provided, however, no Option may be granted to a U.S. Person with an exercise price per Share which is less than the Fair Market Value and the par value of such Shares on the date of grant, without compliance with Section 409A of the Code or the Grantee’s consent. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Administrator, provided that such adjustment does not result in a materially adverse impact to the Grantee. For the avoidance of doubt, to the extent not prohibited by Applicable Law, any downward adjustment of the exercise prices of Options shall be effective without the approval of the affected Grantees.

(c)	Procedure of Exercise. Options shall be exercised within the time period or upon the conditions determined by the Administrator in the Award Agreement. The Grantee shall issue a written notice of exercise in a form approved by the Administrator, stating the election to exercise the Option, the number of Shares in respect of which the Option is being exercised and any other terms and conditions required by the Company when an Option is exercised. Upon exercise of an Option, each Grantee shall execute and deliver to the Company the notice of exercise and go through the procedures set forth in the Award Agreement, together with payment in full of the Exercise Price for the number of shares being purchased and payment of any applicable Taxes.

(d)	Limitation on Exercise. The Administrator may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent the Grantee from exercising the Option for the full number of Shares for which it is then exercisable.

(e)	No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Grantee, to disqualify any Grantee’s ISO under Section 422 of the Code.

9.	Restricted Share

(a)	Form of Restricted Share Award. All grants of Restricted Share Awards made pursuant to this Plan shall be evidenced by an Award Agreement in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time. The grant of Restricted Shares is deemed to be accepted by the Grantee’s execution and delivery of the Award Agreement and full payment for such Restricted Shares.

(b)	Purchase Price. The Purchase Price of Restricted Shares shall be determined by the Administrator on the date the Restricted Share Award is granted or such other time as determined by the Administrator. In any event, the Purchase Price shall be at least the par value of the Share.

(c)	Restrictions. All Restricted Shares shall, in the terms of each individual Award Agreement, be subject to such restrictions and vesting requirements as determined by the Administrator. Restricted Shares may not be sold or encumbered until all restrictions are terminated or expire. All Restricted Shares shall be held by the Company in escrow for the Grantee until all restrictions on such Restricted Shares have been removed.

(d)	Repurchase or Forfeiture of Restricted Shares. If the Purchase Price for the Restricted Shares is paid by the Grantee in services, then upon termination as a Service Provider, the Grantee’s rights in unvested Restricted Shares then subject to restrictions shall lapse, and such Restricted Shares shall be surrendered or transferred to the Company without consideration.

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10.	Restricted Share Units

(a)	Form of Restricted Share Units Award. All grants of RSUs made pursuant to this Plan shall be evidenced by an Award Agreement that shall be in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time.

(b)	Form and Timing of Settlement. To the extent permissible under the Applicable Law, the Administrator may permit a Grantee to defer payment under the RSUs to a date or dates after the RSU is earned. Payment may be made in the form of cash or whole Shares or a combination thereof, all as the Administrator determines.

11.	Share Appreciation Rights

(a)	Form of Share Appreciation Rights. All grants of SARs made pursuant to this Plan shall be evidenced by an Award Agreement that shall be in such form (which need not be identical among each Grantee) as approved by the Administrator from time to time.

(b)	Base Price. The base price per Share, over which the appreciation of each SARs is to be measured, shall be a fixed or variable price determined by the Administrator by reference to the Fair Market Value of the Shares and set forth in the Award Agreement; provided, however, that for each U.S. Person such base price may not be established at a price less than the Fair Market Value or the par value per Share on the date of grant. The base price per Share so established may be amended or adjusted in the absolute discretion of the Administrator, provided, that such adjustment does not result in a materially adverse impact to the Grantee. For the avoidance of doubt, to the extent not prohibited by Applicable Law, a downward adjustment in the base price mentioned in the preceding sentence shall be effective without the approval of the affected Grantee.

(c)	Exercise Procedure. Any SAR Award granted hereunder shall be exercisable within such time or upon such conditions as determined by the Administrator. Upon exercise of a SAR Award, the Grantee shall execute and deliver to the Company a written notice in a form approved by the Administrator and go through the procedures in accordance with the Award Agreement, together with full payment of all applicable Taxes including which are required to be withheld or paid by the relevant Group Member.

12.	Payment for Purchases and Exercises

(a)	Payment in General. Payment for Shares acquired pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Grantee by the Administrator and where permitted by Applicable law:

(i)	by cancellation of indebtedness of any Group Member owed to the Grantee;

(ii)	by waiver of compensation due or accrued to the Grantee from the relevant Group Member for services rendered;

(iii)	provided that a public market for the Company’s Shares exists, by exercising through a “same day sale” commitment from the Grantee and a broker-dealer whereby the Grantee irrevocably elects to exercise the Award and to sell a portion of the Shares so purchased sufficient to pay the total Exercise Price or Purchase Price, and whereby the broker-dealer irrevocably commits upon receipt of such Shares to forward the total Exercise Price or Purchase Price directly to the Company or the relevant Group Member; or

(iv)	by any combination of the foregoing or any other method of payment as approved by the Administrator.

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(b)	Withholding Taxes. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Grantee to remit to the Company or the relevant Group Member an amount sufficient to satisfy applicable tax withholding requirements prior to the issuance of any such Shares. Whenever, under this Plan, payments in satisfaction of Awards are to be made in cash by the Company, such payment will be net of an amount sufficient to satisfy applicable tax withholding requirements.

13.	Corporate Transactions

(a)	In the event that the Company is subject to a Deemed Liquidation Event, the Administrator may in its sole discretion take one or more of the following actions (which need not treat all outstanding Awards in an identical manner) without prior consent of the Grantees:

(i)	the continuation of such outstanding Awards by the Company (if the Company is the successor entity);

(ii)	the assumption, conversion or replacement of outstanding Awards by the successor entity (or its parent, if any) with other rights or property determined by the Administrator in its sole discretion; or the substitution of equivalent awards granted by the successor entity (or its parent, if any) with substantially similar terms for such outstanding Awards;

(iii)	the full or partial exercisability or vesting and accelerated expiration of any outstanding Awards;

(iv)	the settlement of the full value of such outstanding Awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled without consideration if such Award has no value, as determined by the Administrator in good faith, in its discretion. Such payment may be made in installments and may be deferred until the date or dates when the Award would have become exercisable or vested; or,

(v)	any other actions as the Administrator deems necessary.

(b)	Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another entity, whether in connection with an acquisition of such other entity or otherwise, by either (a) granting an Award under this Plan in substitution of such other entity’s award or (b) assuming and/or converting such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other entity had applied the rules of this Plan to such grant.

14.	Restrictions

(a)	Non-Transferability. Excepted as permitted otherwise in the Award Agreement and in addition to the restrictions set forth in Section 15 thereof, any Award granted under this Plan and any interest therein shall not be transferable or assignable by the Grantee, other than by will or by laws of descent and distribution.

(b)	Exchange and Buyout of Awards. The Administrator may, at any time or from time to time, authorize the Company, with the consent of the respective Grantee, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Administrator may reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or the base price of outstanding SARs, the consent of the affected Grantee is not required). The Administrator may at any time buy from a Grantee an Award previously granted with payment in cash, Shares (including Restricted Shares) or other consideration.

Annex D-12

(c)	Privileges of Share Ownership. No Grantee will have any of the rights of a shareholder with respect to any Shares until such Shares are issued to the Grantee by entry in the Company’s register of members. After Shares are issued and the Grantee is registered in the Company’s register of members, the Grantee will become a shareholder and have all the rights of a shareholder with respect to such Shares; provided, that if such Shares are Restricted Shares, then any new, additional or different securities the Grantee may become entitled to receive with respect to such Shares by virtue of a share dividend, share split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Shares.

(d)	Rights of First Refusal and Repurchase. At the sole discretion of the Administrator, the
Company may reserve to itself and/or its assignee(s) in the Award Agreement (a) a right of first refusal to purchase all Shares that a Grantee (or a subsequent transferee) may propose to transfer to a third party, provided that such right of first refusal terminates upon the Company’s initial public offering of its Shares, and (b) a right to repurchase unvested Shares held by a Grantee for cash and/or cancellation of purchase money indebtedness owed to the Company by the Grantee following such Grantee’s termination as a Service Provider.

(e)	Non-transaction. All Share issued to the Grantees pursuant to the Plan may be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary. In addition to the terms and conditions provided herein, the Administrator may require that a Grantee make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require a Grantee to comply with the timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation.

(f)	Escrow. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares issued pursuant to the exercise of any Award, unless and until the Administrator has determined that the issuance and delivery of such certificates is necessary in order to be in compliance with the Applicable Law; provided, however, to enforce any restrictions on a Grantee’s Shares, the Administrator may require the Grantee to deposit all certificates representing Shares, together with other instruments of transfer approved by the Administrator, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated. The Administrator may cause a legend or legends referencing such restrictions to be placed on the Share certificates.

Annex D-13

15.	Securities Law Registration and Restrictions.

(a)	Rule 701. The Company intends that as long as it is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended, all grants of Awards and Shares issuable upon exercise or vesting of Awards shall be exempt from registration under the provisions of Section 5 of the Securities Act, and this Plan shall be administered in such a manner so as to preserve such exemption. The Company intends for this Plan to constitute a written compensatory benefit plan within the meaning of Rule 701(b) promulgated under the Securities Act. Unless otherwise designated by the Administrator at the time an Option is granted, all Awards granted under this Plan by the Company, and the issuance of any Shares pursuant thereto, are intended to be granted to (i) persons who meet the requirement of a “U.S. Person,” as such term is defined in Rule 902(k) promulgated under the Securities Act (“Regulation S”), in reliance on Rule 701, or (ii) persons other than persons who meet the requirement of a “U.S. Person”, in compliance with Regulation S or another exemption from registration under the Securities Act.

(b)	Section 409A. To the extent that the Administrator determines that any Award granted to a U.S. Person under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations (“Department of Treasury”) and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance, the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

16.	Effectiveness, Amendment and Termination of the Plan

(a)	Effectiveness. This Plan shall become effective on the date that it is adopted by the Board (“Effective Date”).

(b)	Term. Unless earlier terminated as provided herein, this Plan will automatically terminate ten (10) years after the Effective Date.

(c)	Amendment and Termination. Except as provided otherwise in this Plan, the Board may at any time (A) terminate or amend this Plan in any respect, including without limitation amendment of any form of Award Agreement or other instrument to be executed pursuant to this Plan, provided that any amendment or termination that has a material and adverse effect on the rights of Grantees shall require their consents; and, (B) terminate any and all outstanding Options or SARs upon a winding up or liquidation of the Company, followed by the payment of creditors and the distribution of any remaining funds to the Company’s shareholders.

Annex D-14

17.	Miscellaneous General Rules

(a)	No obligation to Employ. Neither the Plan nor any Award Agreement shall confer upon any Grantee any right with respect to continuing the Grantee’s relationship as a Service Provider with any Group Member, nor shall it interfere in any way any Group Member’s right to terminate such relationship at any time, with or without Cause.

(b)	Non-exclusivity of the Plan. Neither the adoption of this Plan by the Administrator, the submission of this Plan to the Board for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Administrator to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of share options and other equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

(c)	Joining a Competitor. Except as may be otherwise provided either in the Award Agreement or by action of the Administrator following the grant of the Award, (A) All Awards (whether vested or unvested) shall be cancelled as of the date of termination of the Grantee as a Service Provider; (B) all Shares issued pursuant to any Award (or a portion thereof) shall be subject to repurchase by the Company at (x) the original purchase price of such Shares, or (y) the par value of such Shares, if such Shares are issued in exchange for services which shall be considered the original purchase price, or (z) the par value of such Shares, if such Shares are issued under Restricted Share Units; and (C) all proceeds, gains or other economic benefit actually or constructively received by the Grantee upon any receipt or exercise of any Award (or a portion thereof), or upon the receipt or resale of any Shares underlying any Award (or a portion thereof), must be restituted to the Company, if within twenty-four (24) months of termination as a Service Provider, the Grantee (1) directly or indirectly, establishes, incorporates, forms, enters into, or participates in the Business as an owner, partner, principal or shareholder or other proprietor of any Competitor, (2) has become, is or becomes an officer, director, employee, consultant, adviser of, or otherwise, directly or indirectly, enter the employ of, continue any employment with or render any services to or for, any Competitor, or (3) knowingly performs or has performed any act that may confer a competitive benefit or advantage upon any Competitor (in each case as determined by the Administrator). Any unissued Shares covered by such cancelled Awards and any issued Shares repurchased at the original purchase price or par value pursuant to this Section shall revert to the Plan and again be available for grant or award under the Plan.

(d)	Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the internal laws of the State of New York, without giving effect to principles of conflicts of laws.

(e)	Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(f)	Language. The official language of the Plan shall be English. To the extent that the Plan are translated from English into another language, the English version of the Plan will always govern, in the event that there are inconsistencies or ambiguities which may arise due to such translation.

Annex D-15

Annex E

PRELIMINARY PROXY CARD

BLUEPORT ACQUISITION LTD
366 Madison Ave., 9th Floor

New York, NY 10017

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
BLUEPORT ACQUISITION LTD

The undersigned hereby appoints [●] and [●] as proxies (the “Proxies”), and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all ordinary shares of Blueport Acquisition Ltd (“BPAC”) held of record by the undersigned on [●], 2026, at the Extraordinary General Meeting of Shareholders (“Extraordinary Meeting of Shareholders”) to be held on [●], 2026, or any postponement or adjournment thereof. The Extraordinary Meeting of Shareholders will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast to facilitate shareholder attendance. To register and receive access to the virtual meeting, shareholders of record and beneficial owners (those holding shares through a bank, broker or other nominee) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxies’ discretion on such other matters as may properly come before the Extraordinary Meeting of Shareholders, or any postponement or adjournment thereof.

The undersigned acknowledges receipt of the accompanying proxy statement/prospectus and revokes all prior proxies for the Extraordinary Meeting of Shareholders.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS PRESENTED TO THE SHAREHOLDERS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

(Continued and to be marked, dated and signed on reverse side)

Annex E-1

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 6 BELOW. THE BPAC’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL.

(1)	Proposal No. 1 — The Reincorporation Merger Proposal — to approve, as a special resolution, the merger of BPAC with and into NeoCryo Inc, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger, the form of which is attached to the proxy statement/prospectus as Annex A-2, and the transactions contemplated thereunder.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(2)	Proposal No. 2 — The Business Combination Proposal — to approve, as an ordinary resolution, the Business Combination and other transactions contemplated by the Merger Agreement, dated May 1, 2026 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among BPAC, PubCo, NeoCryo Merger Sub Ltd, a Cayman Islands exempted company and wholly-owned subsidiary of BPAC (“Merger Sub”) and SINGAUTO Inc., a Cayman Islands exempted company (“SINGAUTO”), a copy of which is attached to the proxy statement/prospectus as Annex A-1, and the transactions contemplated thereunder.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)	Proposal No. 3 — The Nasdaq Proposal — to approve, as an ordinary resolution, for purposes of complying with Nasdaq Listing Rule 5635(a), (b) and (d), the issuance of more than 20% of the issued and outstanding ordinary shares and the resulting change in control in connection with the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)	Proposal No. 4 — The Advisory Governance Proposal — to approve, as an ordinary resolution, the replacement of BPAC’s Existing Charter with the Amended PubCo Articles, a copy of which is attached to this proxy statement/prospectus as Annex B, consisting of:

Advisory Governance Proposal A — to authorize the effective change in authorized share capital to $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Advisory Governance Proposal B — to authorize the effective change in removing certain provisions relating to BPAC’s status as a blank check company that will no longer be applicable to PubCo following consummation of the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Advisory Governance Proposal C — to authorize the effective change in the requirement of the number of directors, whereby the minimum number of directors shall be one and there shall be no maximum number of directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Annex E-2

(5)	Proposal No. 5 — The Equity Incentive Plan Proposal — to approve, as an ordinary resolution, the NeoCryo Inc Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, in connection with the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(6)	Proposal No. 6 — The Adjournment Proposal — to approve the adjournment of the Extraordinary Meeting of Shareholders by the chairman thereof to a later date, if necessary or appropriate, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing proposals, in the event BPAC does not receive the requisite shareholder vote to approve such proposals.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF SHAREHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

To change the address on your account, please check the box and indicate your new address in the address space provided below ☐

Annex E-3

SHAREHOLDER’S SIGNATURE

Signature of Shareholder	Date

Address

Signature of Shareholder	Date

Address

Note: Please sign exactly as your name or names appear on this proxy. When ordinary share is held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY.

Annex E-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as where it purports to provide indemnification against the consequences of actual fraud, wilful default, wilful neglect or criminal conduct. BPAC’s Existing Charter provides that, to the maximum extent permitted by applicable law, BPAC shall indemnify its existing and former directors, officers, secretary and certain other covered persons and their personal representatives against all actions, proceedings, costs, charges, expenses, losses, damages and liabilities incurred or sustained by such persons in or about the conduct of BPAC’s business or affairs or in the execution or discharge of their duties, powers, authorities or discretions. However, no such person shall be indemnified in respect of any matter arising out of that person’s own actual fraud, wilful default or wilful neglect. BPAC’s Existing Charter also permits BPAC, to the extent permitted by applicable law, to advance or pay legal costs incurred by an existing or former director, officer, secretary or other covered person in defending proceedings concerning BPAC or its affairs, on terms that such amount shall be repaid to the extent it is ultimately determined that such person is not entitled to be indemnified. We expect to enter into separate indemnification agreements with our directors and executive officers, and with certain other officers and employees (including officers and employees of our subsidiaries), which are expected to provide contractual indemnification and advancement rights to the fullest extent permitted by applicable law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits.

(a)	The following exhibits are filed as part of this registration statement, including those incorporated herein by reference:

Exhibit Number	Description
2.1†	Merger Agreement, dated as of May 1, 2026, by and among BPAC, PubCo, Merger Sub and SINGAUTO (included as Annex A-1 to the proxy statement/prospectus).
2.2	Form of Plan of Merger by and between BPAC and PubCo (included as Annex A-2 to the proxy statement/prospectus).
3.1*	Memorandum and articles of association of PubCo.
3.2	Form of Amended and Restated Memorandum of Association and Articles of Association of PubCo (included as Annex B to the proxy statement/prospectus).
3.3	Amended and Restated Memorandum of Association and Articles of Association of BPAC (incorporated by4.5* reference to Exhibit 3.1 to Blueport Acquisition Ltd’s Form 8-K filed with the SEC on November 13, 2025).
4.1	Specimen Unit Certificate of BPAC (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Blueport Acquisition Ltd’s Registration Statement on Form S-1/A (File No. 333-288356) filed with the SEC on July 8, 2025).
4.2	Specimen Class A Ordinary Share Certificate of BPAC (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Blueport Acquisition Ltd’s Registration Statement on Form S-1/A (File No. 333-288356) filed with the SEC on July 8, 2025).
4.3	Specimen Right Certificate of BPAC (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to Blueport Acquisition Ltd’s Registration Statement on Form S-1 (File No. 333-288356) filed with the SEC on June 26, 2025).
4.4	Rights Agreement, dated as of November 11, 2025, by and between Blueport Acquisition Ltd and VStock Transfer, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).

4.5*	Specimen Ordinary Share Certificate of PubCo.
5.1*	Opinion of Ogier as to the validity of PubCo ordinary shares.
8.1*	Opinion of Messina Madrid Law PA regarding tax matters.
8.2*	Opinion of Loeb & Loeb LLP regarding tax matters.
10.1	Letter Agreement, dated November 11, 2025, between Blueport Acquisition Ltd and Blueport Acquisition Corporation (incorporated by reference to Exhibit 10.1 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.2	Letter Agreement, dated November 11, 2025, between Blueport Acquisition Ltd and the officers and directors of Blueport Acquisition Ltd (incorporated by reference to Exhibit 10.2 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.3	Investment Management Trust Agreement, dated as of November 11, 2025, by and between Blueport Acquisition Ltd and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.3 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.4	Registration Rights Agreement, dated as of November 11, 2025, by and among Blueport Acquisition Ltd and certain security holders of Blueport Acquisition Ltd (incorporated by reference to Exhibit 10.4 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.5	Private Units Subscription Agreement, dated November 11, 2025, by and between Blueport Acquisition Ltd and Blueport Acquisition Corporation (incorporated by reference to Exhibit 10.5 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.6	Indemnification Agreement, dated as of November 11, 2025, by and between the Company and each of the officers and directors of the Company (incorporated by reference to Exhibit 10.6 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.7	Administration Service Agreement, dated November 11, 2025, by and between Blueport Acquisition Ltd and Blueport Acquisition Corporation (incorporated by reference to Exhibit 10.7 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on November 13, 2025).
10.8	Consulting Agreement dated November 11, 2025, between Blueport Acquisition Ltd and Hurricane Corporate Services Ltd. (incorporated by reference to Exhibit 10.1 to Blueport Acquisition Ltd’s Current Report on Form 8-K filed with the SEC on March 4, 2026).
10.9	Shareholder Support Agreement, dated as of May 1, 2026, by and among BPAC, SINGAUTO and certain shareholders of SINGAUTO (incorporated by reference to Exhibit 10.1 to Blueport Acquisition Ltd’s Form 8-K filed with the SEC on May 4, 2026).
10.10	Sponsor Support Agreement, dated as of May 1, 2026, by and among BPAC, SINGAUTO and certain shareholders of BPAC (incorporated by reference to Exhibit 10.2 to Blueport Acquisition Ltd’s Form 8-K filed with the SEC on May 4, 2026).
10.11	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 to Blueport Acquisition Ltd’s Form 8-K filed with the SEC on May 4, 2026).
10.12	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Blueport Acquisition Ltd’s Form 8-K (File no. 001-42401) filed with the SEC on May 4, 2026).
10.13	NeoCryo Inc Equity Incentive Plan (included as Annex D to the proxy statement/prospectus).
10.15*	Intangible Asset and Demo Car Purchase Agreement dated April 1, 2025, by and between SingAuto Pte. Ltd. and Beijing Xinshiya Technology Co., Ltd.
10.16*	Intellectual Property License Agreement dated March 9, 2026, by and between SingAuto Pte. Ltd. and Xinshiya Automotive (Shanghai) Co., Ltd.
10.17*	Intellectual Property Cooperation Agreement dated May 15, 2026, by and among SINGAUTO Inc., SingAuto Pte. Ltd. and Beijing Xinshiya Technology Co., Ltd.
10.18*	Supplementary Agreement to Intellectual Property Cooperation Agreement dated June 15, 2026, by and among SINGAUTO Inc., SingAuto Pte. Ltd. and Beijing Xinshiya Technology Co., Ltd.
10.19*	Deed of Waiver dated May 4, 2026, by and between SINGAUTO Inc., SingAuto Pte. Ltd. and SINGAUTO LIMITED and Beijing Xinshiya Technology Co., Ltd.
10.20*	Musataha Agreement of Plot KHIA9-22_23 dated December 31, 2024, by and between Abu Dhabi Ports Company PJSC and SingAuto Manufacturing L.L.C – S.P.C
21.1*	List of subsidiaries of SINGAUTO.
23.1*	Consent of Marcum Asia CPAs LLP , independent registered public accounting firm for SINGAUTO.
23.2*	Consent of Adeptus Partners, LLC, independent registered public accounting firm for BPAC.
23.3*	Consent of Adeptus Partners, LLC, independent registered public accounting firm for PubCo.
23.4*	Consent of Ogier (included in Exhibit 5.1).
23.5*	Consent of Frost & Sullivan.
99.1*	Form of proxy for extraordinary general meeting.
99.2*	Consent of [________] to be named as a director.
99.3*	Consent of [________] to be named as a director.
99.4*	Consent of [________] to be named as a director.
99.5*	Consent of [________] to be named as a director.
99.6*	Form of Audit Committee Charter.
107*	Filing Fee Table

#	Filed herewith
*	To be filed by amendment.
†	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5)	That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, for the purpose of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(ii)	To arrange or provide for a facility in the United States for purposes of responding to such requests.

(9)	To file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 will not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(10)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on [●], 2026.

NeoCryo Inc

By:
Name:	Roy Jiang
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE
	Director	[●], 2026
Roy Jiang	(Principal Executive Officer and Principal Financial and Accounting Officer)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [●], 2026.

SINGAUTO Inc.

By:
Name:	Yuqiang Liu
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yuqiang Liu as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

	Chairman and Chief Executive Officer	[●], 2026
Yuqiang Liu	(Principal Executive Officer)

	Chief Financial Officer	[●], 2026
Siying Lau	(Principal Financial and Accounting Officer)

	Director	[●], 2026

	Director	[●], 2026

	Director	[●], 2026

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized U.S. representative of SINGAUTO Inc. has signed this registration statement in the [●] on [●], 2026.

By:
Name:	[●]
Title:	[●]